As filed with the United States Securities and Exchange Commission on May 5, 2015.

Registration No. 333-203435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GALAPAGOS NV

(Exact name of registrant as specified in its charter)

Belgium	2834	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

+32 1 534 29 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 8th Avenue

New York, New York 10011

(212) 894-8800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom Michael H. Bison Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 (617) 570-1000	Nicolas de Crombrugghe Christiaan de Brauw NautaDutilh BVBA Terhulpsesteenweg 120 B-1000 Brussels +32 2 566 80 00	Richard D. Truesdell, Jr. Sophia Hudson Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Ordinary Shares, no par value(4)	$230,328,279	$26,765

(1)	Includes (a) additional ordinary shares which the underwriters have the option to purchase, and (b) ordinary shares which are being offered in a private placement in Europe and other countries outside of the United States and Canada but which may be resold from time to time in the United States in transactions requiring registration under the Securities Act or an exemption therefrom. The total number of ordinary shares in the U.S. offering and the European private placement is subject to reallocation between them. All or part of these ordinary shares may be represented by American Depositary Shares, or ADSs.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Section 457(o) of the Securities Act. Includes the aggregate offering price of additional shares and ADSs that the underwriters have the option to purchase.
(3)	$17,430 of this registration fee was previously paid.
(4)	All ordinary shares will be represented by ADSs in the U.S. offering, with each ADS representing one ordinary share. ADSs issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate Registration Statement on Form F-6.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED MAY 5, 2015

4,720,000 Ordinary Shares

(Including Ordinary Shares in the Form of American Depositary Shares)

€             per Ordinary Share

$             per American Depositary Share

We are offering 4,720,000 of our ordinary shares in a global offering.

We are offering 3,776,000 ordinary shares in the form of American Depositary Shares, or ADSs, through the underwriters named in this prospectus. The ADSs will be evidenced by American Depositary Receipts, or ADRs, and each ADS represents the right to receive one ordinary share. We have granted the underwriters an option to purchase up to an additional 566,400 ordinary shares in the form of ADSs in the U.S. offering.

We are offering 944,000 ordinary shares in Europe and countries outside of the United States and Canada in a concurrent private placement through the underwriters named in this prospectus. We have granted the underwriters an option to purchase up to an additional 141,600 ordinary shares in the European private placement.

The closings of the U.S. offering and the European private placement will be conditioned on each other. The total number of ordinary shares in the U.S. offering and the European private placement is subject to reallocation between them.

This is our initial public offering in the United States. We have applied to list the ADSs on NASDAQ under the symbol “GLPG.” Our ordinary shares are listed on Euronext Brussels and Euronext Amsterdam under the symbol “GLPG.” On May 4, 2015, the last reported sale price of our ordinary shares on Euronext Amsterdam was €38.05 per share, equivalent to a price of $42.43 per ADS, assuming an exchange rate of $1.1152 per euro.

We are an “emerging growth company” as that term is used in the U.S. Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in the ordinary shares or ADSs involves risks. See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any U.S. state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to public		Underwriting discounts and commissions(1)		Proceeds to company
Per share	€		€		€
Per ADS		$		$		$
Total(2)		$		$		$

(1)	We refer you to “Underwriting” beginning on page 201 of this prospectus for additional information regarding underwriting compensation.
(2)	Total gross proceeds from the global offering, including the European private placement, are $ . Such proceeds less underwriting discounts and commissions are $ .

One of our strategic partners, AbbVie, has indicated an interest in purchasing $30.0 million (or the Euro equivalent) of the securities offered in this global offering. However, because indications of interest are not binding agreements or commitments to purchase, this entity may determine to purchase fewer securities than they have indicated or not to purchase any securities in this offering.

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2015 through the book-entry facilities of The Depository Trust Company. The underwriters expect to deliver the ordinary shares to purchasers on or about                     , 2015 through the book-entry facilities of Euroclear Belgium.

Book-Running Managers

MORGAN STANLEY	CREDIT SUISSE	COWEN AND COMPANY

Co-Managers

NOMURA	BRYAN, GARNIER & CO.

                    , 2015.

We have not, and the underwriters have not, authorized any person to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the securities offered hereby.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the ADSs or ordinary shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to the global offering and the distribution of the prospectus applicable to that jurisdiction.

All references in this prospectus to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted. Solely for the convenience of the reader, unless otherwise noted, certain euro amounts have been translated into U.S. dollars at the rate at May 4, 2015 of €1.00 to $1.1152, as published by the European Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a limited liability company (naamloze vennootschap société anonyme) incorporated under the laws of Belgium. Less than a majority of our directors and officers named in this prospectus are citizens or residents of the United States and a significant portion of the assets of the directors and officers named in this prospectus and substantially all of our assets are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Belgium, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

We are incorporated in Belgium, and to the best of our knowledge, a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended.

Our financial statements are presented in euros.

MARKET, INDUSTRY AND OTHER DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data and you are cautioned not to give undue weight to this information.

SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in the ADSs or the ordinary shares. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the sections of this prospectus titled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before making an investment decision. Unless otherwise indicated, “Galapagos,” “GLPG,” “the company,” “our company,” “we,” “us” and “our” refer to Galapagos NV and its consolidated subsidiaries.

Overview

Galapagos is seeking to develop a robust portfolio of clinical-stage breakthrough therapies that have the potential to revolutionize existing treatment paradigms

Galapagos is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action, addressing disease areas of high unmet medical need. Execution on our proprietary drug target discovery platform has delivered a pipeline of three Phase 2 programs, two Phase 1 trials, five pre-clinical studies, and 20 discovery small-molecule and antibody programs. While our highly flexible platform offers applicability across a broad set of therapeutic areas, our most advanced clinical candidates are in inflammatory related diseases: rheumatoid arthritis, or RA; inflammatory bowel disease, or IBD; cystic fibrosis, or CF; and pulmonary disease, including idiopathic pulmonary fibrosis, or IPF. Our lead programs include GLPG0634, or filgotinib, in three Phase 2b trials for RA (DARWIN trials) and one Phase 2 trial for Crohn’s disease, or CD (FITZROY trial); GLPG1205 in a Phase 2a trial for ulcerative colitis, or UC (ORIGIN trial); GLPG1690, for which we expect to conduct a Phase 2a trial for IPF; and a series of novel potentiators and correctors for CF in Phase 1 and in pre-clinical stages. Almost exclusively, these programs are derived from our proprietary target discovery platform and, we believe, represent potential best-in-class treatments.

Filgotinib is being developed under a collaboration agreement with AbbVie, and we expect a licensing decision by AbbVie in the second half of 2015 after delivering the complete data package from the first two DARWIN trials to AbbVie. Our Phase 2 program with GLPG1205 in UC is fully owned by us. Our CF program is a joint research and development alliance with AbbVie. Additionally, we are developing GLPG1690, for which we have retained worldwide development and commercialization rights, in IPF. The following table summarizes key information on our lead development programs as of the date of this prospectus:

*	A second corrector candidate for the CF program, for use in combination with our potentiator candidate and our first corrector candidate described above, is expected to be identified in the first half of 2015 and is expected to enter pre-clinical testing thereafter.

Filgotinib in RA is a selective JAK1 inhibitor with a potential best-in-class product profile

RA is a chronic autoimmune disease that affects almost 1% of the adult population worldwide and it ultimately results in irreversible damage of the joint cartilage and bone. According to a December 2014 GlobalData PharmaPoint report, RA is a $15.6 billion market dominated by injectable, biological therapies. Despite the prevalence of biologics, mostly anti-tumor necrosis factor, or TNF, therapies, there continues to be a considerable unmet need with regard to efficacy, safety, and convenience of use with existing treatments.

New oral therapies that target the Janus kinase, or JAK, signaling pathway are emerging; some JAK-inhibitors, however, are associated with a range of side effects, including aberrations in low-density lipoprotein, or LDL, cholesterol and red blood cell counts. Filgotinib is a novel oral inhibitor of JAK1. Due to its high selectivity for JAK1, we believe that filgotinib has the potential to offer RA patients improved efficacy and an improved side effect profile as compared to JAK inhibitors that are less selective for JAK1. Clinical trials to date have shown that filgotinib is well-tolerated, with absence of anemia and marginal increase of LDL cholesterol; shows promising activity in treating RA; and is easy to combine with other therapies. Its oral dosage makes it convenient for patient use. We announced topline results after 12 weeks of treatment in the DARWIN 1 trial on April 14, 2015 and topline results after 12 weeks of treatment in the DARWIN 2 trial on April 27, 2015. We expect to announce final results from 24 weeks of treatment in both DARWIN 1 and 2 trials in July 2015. Pending a successful outcome of these trials, a global Phase 3 clinical program in RA is expected to be initiated in the first half of 2016.

Our second treatment focus area is IBD: filgotinib in CD with Phase 2 trial results expected in 2015 and GLPG1205 in Phase 2 addressing a novel target in UC

IBD is a group of inflammatory conditions in the colon and small intestine including CD and UC.

CD is an IBD of unknown cause, affecting up to 200 per 100,000 persons in North America. The market for CD therapies, across the 10 main healthcare markets, was approximately $3.2 billion in 2012, according to a January 2014 GlobalData PharmaPoint report. There are currently no highly effective oral therapies approved for CD and, similar to RA, treatment is dominated by injectable, biologic treatments including anti-TNF therapies. There continues to be a considerable unmet need with these existing treatments. Dysregulation of the JAK signaling pathway has also been associated with CD, and we believe that filgotinib, with its high selectivity for JAK1, is a highly attractive candidate for the treatment of CD. By inhibiting JAK1 but not JAK2, unwanted effects such as anemia may be prevented. This absence of anemia is of particular importance to IBD patients, who frequently experience fecal blood loss. Filgotinib is currently in Phase 2 clinical development for CD and has shown favorable activity in pre-clinical models for IBD. We expect to complete recruitment for FITZROY, our Phase 2 trial in CD with filgotinib, in 2015. We expect the 10-week results of FITZROY in the second half of 2015.

UC affected nearly 625,000 people in the United States in 2012, according to a December 2013 GlobalData EpiCast report. Although the introduction of anti-TNF biologics has improved the treatment of some patients, only 33% of patients will achieve long-term remission with such treatment, and many patients lose their response to treatment over time. The medical need for improved efficacy is high and could likely be achieved by a new mechanism of action. GLPG1205 is a selective inhibitor of GPR84, a novel target for inflammatory disorders, which we are exploring in the treatment of UC. We identified GPR84 as playing a key role in inflammation, using our target discovery platform. We initiated ORIGIN, a Phase 2 trial of GLPG1205 in patients with moderate to severe UC, and the first patients received treatment in early 2015.

Our third treatment focus area is CF: an area of significant unmet medical need for which we are developing a three-product combination therapy

CF is a rare, life-threatening, genetic disease that affects the lungs and the digestive system, impacting approximately 80,000 patients worldwide with approximately 30,000 patients in the United States. The market for CF therapies, across the six main healthcare markets, exceeded $1 billion in 2012 and is expected to exceed $5 billion in 2018, according to a July 2014 GlobalData OpportunityAnalyzer report. CF patients carry a defective cystic fibrosis transmembrane conductance resulator, or CFTR, gene and are classified based on their specific mutation of the CFTR gene. The Class II mutation is present in about 90% of CF patients, yet the only approved therapy for the underlying cause of CF, Vertex Pharmaceuticals’, or Vertex’, Kalydeco, is for Class III mutations, representing only 4% of total CF patients.

For Class III mutation CF patients, we are developing a novel oral potentiator, GLPG1837, that we believe could be a best-in-class therapy. For the largest patient group with Class II and other mutations, we believe that a combination of medicines will be required. To that aim, we plan to rapidly develop a triple combination therapy comprised of potentiator GLPG1837 and two corrector molecules. GLPG1837 is currently in a Phase 1 clinical trial with topline results expected in the third quarter of 2015. Our first oral corrector candidate, GLPG2222, is anticipated to start a Phase 1 trial in the second half of 2015. We anticipate nomination of a second corrector candidate, or C2, in the first half of 2015, such that we may have all three components of our triple combination therapy in development by mid-2015. In a pre-clinical cellular assay study, we demonstrated that the combination of GLPG1837 plus GLPG2222 and one of our C2 corrector molecules, currently in lead optimization, restored up to 60% of CFTR function in cells from Class II patients. These results are suggestive of a compelling therapeutic option for these patients. We believe that our CF combination therapy addresses unmet need in both homozygous and heterozygous Class II patients. Our pre-clinical data also suggest activity of our CF drugs in combination with messenger ribonucleic acid, or mRNA, translation modulation drugs in the Class I mutation, the first indication of a broader spectrum of patients to be addressed with our robust CF program.

Our Strategy

Key elements of our strategy include:

•	Rapidly advance the development of filgotinib in RA and CD. We announced topline results after 12 weeks of treatment in the DARWIN 1 trial on April 14, 2015 and topline results after 12 weeks of treatment in the DARWIN 2 trial on April 27, 2015. We expect to announce final results from 24 weeks of treatment in both DARWIN 1 and 2 trials in July 2015. Pending a successful outcome of these trials, we expect to initiate a global Phase 3 clinical program in RA in the first half of 2016. We expect the 10-week results of FITZROY, our 180-patient, 20-week trial of filgotinib in subjects with CD, in the second half of 2015. Pending a successful outcome of the FITZROY trial, we expect to initiate a global Phase 3 clinical program in CD. We expect a licensing decision by AbbVie in the second half of 2015 after our delivery of a complete data package from the DARWIN 1 and 2 trials.

•	Collaborate with our partner AbbVie to develop a CF franchise of oral therapies comprised of novel potentiators and correctors. We expect topline results from our Phase 1 trial with potentiator GLPG1837 in the third quarter of 2015. Pending a successful outcome from this trial, we intend to initiate a Phase 2a trial with GLPG1837 in Class III (G551D) patients in the second half of 2015. For the potential triple combination therapy to treat Class II (F508del) patients, we expect to combine GLPG1837 with our novel corrector, GLPG 2222, and an additional novel corrector for which we expect to initiate pre-clinical development in the first half of 2015. By the middle of 2015, we expect to have all three components of this therapy in development.

•	Advance GLPG1205 Phase 2a proof-of-concept trial in UC. We expect topline data from our ORIGIN Phase 2a trial with GLPG1205 in the first half of 2016. GLPG1205 is fully proprietary to us, and we intend to develop this drug further independently.

•

Advance GLPG1690 into a Phase 2 clinical trial in IPF. In February 2015, we announced the results of a Phase 1 first-in-human trial of GLPG1690, a potent and selective inhibitor of autotaxin, or ATX. We are currently preparing a Phase 2 trial in IPF, and we intend to file a protocol for this trial with the regulatory authorities in Europe before the end of 2015. We currently retain worldwide development and commercialization rights for GLPG1690 and intend to develop this drug independently.

•	Maximize and capture the value of our target discovery platform. We intend to continue to advance more clinical candidates in various therapeutic areas independently. We aim to select promising programs in specialty pharmaceutical and orphan indications for internal development and commercialization to capture greater value for shareholders and establish Galapagos as a fully integrated biotechnology company.

Recent Developments

At March 31, 2015, our cash and cash equivalents were €161.3 million, as compared to €187.7 million at December 31, 2014, representing a decrease of €26.4 million, primarily attributable to research and development expenditures during this period in connection with our various product development programs. Our independent registered public accountants have not audited, reviewed or performed any procedures with respect to this financial data and accordingly do not express an opinion or any other form of assurance with respect thereto. These results could change as a result of further review.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus. These risks include, but are not limited to, the following:

•	We are a clinical-stage company with no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.

•	We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never be profitable.

•	We are heavily dependent on the success of our product candidate filgotinib. We are also dependent on the success of our other product candidates, such as GLPG1837 and GLPG1205. We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

•	The regulatory approval processes of the U.S. Food and Drug Administration, the European Medicines Agency, and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

•	We face significant competition for our drug discovery and development efforts, and if we do not compete effectively our commercial opportunities will be reduced or eliminated.

•	Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

•	We may not be successful in maintaining development and commercialization collaborations, and any partner may not devote sufficient resources to the development or commercialization of our product candidates or may otherwise fail in development or commercialization efforts, which could adversely affect our ability to develop certain of our product candidates and our financial condition and operating results.

•	We rely on third parties to conduct our pre-clinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

•	Our ability to compete may decline if we do not adequately protect our proprietary rights.

•	We are a Belgian public limited liability company, and shareholders of our company may have different and in some cases more limited shareholder rights than shareholders of a U.S. listed corporation.

CORPORATE INFORMATION

We were incorporated as a limited liability company (naamloze vennootschap société anonyme) under the laws of Belgium on June 30, 1999. We are registered with the Register of Legal Entities (Antwerp, division Mechelen) under the enterprise number 0466.460.429. Our principal executive offices are located at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, and our telephone number is +32 15 34 29 00. Our agent for service of process in the United States is CT Corporation System. We also maintain a website at www.glpg.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this prospectus.

We own various trademark registrations and applications, and unregistered trademarks, including GALAPAGOS, FIDELTA and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We qualify as an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	the ability to include only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations in the registration statement for the global offering of which this prospectus forms a part; and

•	to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (2) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year ending after the fifth anniversary of the global offering. We may choose to take advantage of some but not all of these exemptions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

We are also considered a “foreign private issuer.” In our capacity as a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares or the ADSs. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, although we intend to report our results of operations voluntarily on a quarterly basis. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States or (3) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

THE OFFERING

Global offering	4,720,000 ordinary shares offered by us, consisting of ordinary shares represented by American depositary shares, or ADSs, offered in the U.S. offering and ordinary shares offered in the European private placement. The closing of each of the U.S. offering and the European private placement is conditioned upon the other. The total number of ordinary shares in the U.S. offering and European private placement is subject to reallocation between these offerings as permitted under the applicable laws and regulations.

U.S. offering	3,776,000 ADSs representing an equal number of ordinary shares, offered by us pursuant to this prospectus.

European private placement	944,000 ordinary shares offered by us in Europe and countries outside of the United States and Canada.

Ordinary shares to be outstanding after the global offering	35,590,677 shares.

Option to purchase additional ADSs in the U.S. offering	566,400 ADSs representing an equal number of ordinary shares.

Option to purchase additional ordinary shares in the European private placement	141,600 ordinary shares.

American Depositary Shares	Each ADS represents one ordinary share. Holders of the ADSs will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs issued thereunder. To better understand the terms of the ADSs, you should carefully read the section in this prospectus titled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	Citibank, N.A.

Use of proceeds	We estimate that we will receive net proceeds from the global offering of approximately $183.3 (€164.3) million, assuming a public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ options to purchase additional ordinary shares and ADSs. We intend to use the net proceeds we receive from the global offering to advance our cystic fibrosis program, inflammatory bowel disease program, discovery and development of our earlier stage programs, and for working capital and other general corporate purposes. See the section of this prospectus titled “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in the ADSs or the ordinary shares.

Proposed NASDAQ trading symbol	“GLPG”

Euronext Brussels and Euronext Amsterdam trading symbol	“GLPG”

The number of ordinary shares to be outstanding after the global offering is based on 30,870,677 of our ordinary shares outstanding as of March 31, 2015, and includes 3,776,000 shares represented by ADSs and 944,000 ordinary shares to be offered in the global offering, and excludes 3,019,305 ordinary shares issuable upon the exercise of warrants outstanding as of March 31, 2015 pursuant to our warrant plans, at a weighted-average exercise price of €12.42 per warrant.

Except as otherwise noted, all information in this prospectus assumes:

•	no exercise by the underwriters of their options to purchase additional ordinary shares and ADSs; and

•	no issuance or exercise of warrants after March 31, 2015.

One of our strategic partners, AbbVie, has indicated an interest in purchasing $30.0 million (or the Euro equivalent) of the securities offered in this global offering. However, because indications of interest are not binding agreements or commitments to purchase, this entity may determine to purchase fewer securities than they have indicated or not to purchase any securities in this offering.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA

The following tables summarize our historical consolidated financial and other data. We derived the summary consolidated statement of income (loss) data for the years ended December 31, 2012, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read these data together with our consolidated financial statements and related notes, as well as the sections of this prospectus titled “Selected Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Currency Exchange Rates” and the other financial information included elsewhere in this prospectus.

Consolidated statement of operations data:

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands, except share and per share data)
Revenues	€69,368	€76,625	€74,504
Other income	20,653	19,947	17,722

Total revenues and other income	90,021	96,572	92,226

Services cost of sales	—	—	(5,584)
Research and development expenditure	(111,110)	(99,380)	(80,259)
General and administrative expenses	(13,875)	(12,353)	(12,118)
Sales and marketing expenses	(992)	(1,464)	(1,285)
Restructuring and integration costs	(669)	(290)	(2,506)

Operating loss	(36,624)	(16,915)	(9,526)

Finance income	1,424	780	1,927

Loss before tax	(35,201)	(16,135)	(7,599)

Income taxes	(2,103)	(676)	164

Net loss from continuing operations	(37,303)	(16,811)	(7,435)

Net income from discontinued operations	70,514	8,732	1,714

Net income / loss (-)	€33,211	€(8,079)	€(5,721)

Net income / loss (-) attributable to:
Owners of the parent	33,211	(8,079)	(5,721)

Basic and diluted income / loss (-) per share	€1.10	€(0.28)	€(0.22)

Basic and diluted loss per share from continuing operations	€(1.24)	€(0.58)	€(0.28)
Weighted average number of shares (in ’000 shares)	30,108	28,787	26,545

Consolidated statement of financial position data:

The table below presents a summary of our balance sheet data as of December 31, 2014:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of ordinary shares and ADSs by us in the global offering, assuming a public offering price of $42.43 per ADS in the U.S. offering and €38.05 per share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	December 31, 2014
	Actual	As adjusted(1)
	(Euro, in thousands)
Cash and cash equivalents	€187,712	€352,040
Total assets	270,467	434,794
Total liabilities	64,332	64,332
Total equity	€206,135	€370,463

(1)	Each $1.00 (€0.90) increase or decrease in the assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, would increase or decrease each of as adjusted cash and cash equivalents, total assets and total shareholders’ equity by approximately $4.4 (€3.9) million, assuming that the number of shares and ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares and ADSs we are offering. Each increase or decrease of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us would increase or decrease each of as adjusted cash and cash equivalents, total assets and total shareholders’ equity by approximately $39.5 (€35.4) million, assuming that the assumed public offering price remains the same, and after deducting underwriting discounts and commissions. Each increase of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us together with a concomitant $1.00 (€0.90) increase in the assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euro next Amsterdam on May 4, 2015, would increase each of as adjusted cash and cash equivalents, total assets and total shareholders’ equity by approximately $44.8 (€40.2) million, after deducting underwriting discounts and commissions. Each decrease of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us together with a concomitant $1.00 (€0.90) decrease in the assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, would decrease each of as adjusted cash and cash equivalents, total assets and total shareholders’ equity by approximately $42.9 (€38.5) million, after deducting underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of ordinary shares and ADSs offered by us, and other terms of the global offering determined at pricing.

RISK FACTORS

Investing in the ADSs or ordinary shares involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before making an investment decision regarding our securities. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. If any of these risks materialize, our business, financial condition or results of operations could suffer, the price of the ADSs or our ordinary shares could decline and you could lose part or all of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We are a clinical-stage company with no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.

We are a clinical-stage biotechnology company and we have not yet generated any product income. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been limited to developing our technology and undertaking pre-clinical studies and clinical trials of our product candidates, such as filgotinib, GLPG1205 and GLPG1837. As an early stage company, we have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product sales and may never be profitable.

We have incurred significant operating losses since our inception in 1999. We have incurred net losses of €5.7 million and €8.1 million for the years ended December 31, 2012 and 2013, respectively, and as of December 31, 2014, we had an accumulated deficit of €63.9 million. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital. In April 2014, we sold our service division for net proceeds of €130.8 million. The sale of the service division will impact future results as the service division contributed to the net result of €8.7 million for the year ended December 31, 2013, the last full calendar year where the service division was part of our group. We expect to continue incurring significant research, development and other expenses related to our ongoing operations, and to continue incurring losses for the foreseeable future. We also expect these losses to increase, due to higher costs of later stage development, as we continue our development of, and to seek regulatory approvals for, our product candidates.

We do not anticipate generating revenues from sales of products for the foreseeable future, if ever. If any of our product candidates fail in clinical trials or do not gain regulatory approval, or if any of our product candidates, if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

If one or more of our product candidates is approved for commercial sale and we retain commercial rights, we anticipate incurring significant costs associated with commercializing any such approved product candidate. Therefore, even if we are able to generate revenues from the sale of any approved product, we may never become profitable. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of expenses and when we will be able to achieve or maintain profitability, if ever.

We will require substantial additional funding, which may not be available to us on acceptable terms, or at all.

Our operations have consumed substantial amounts of cash since inception. We are currently conducting clinical trials for filgotinib, GLPG1205, GLPG1837 and GLPG1690. We also plan to conduct clinical trials for GLPG2222 and other early stage product candidates. Developing pharmaceutical product candidates, including conducting clinical trials, is expensive. We will require substantial additional future capital in order to complete clinical development and, if we are successful, to commercialize any of our current product candidates. If the U.S. Food and Drug Administration, or the FDA, or any other comparable regulatory agency, such as the European Medicines Agency, or the EMA, requires that we perform studies or trials in addition to those that we currently anticipate with respect to the development of our product candidates, or repeat studies or trials, our expenses would further increase beyond what we currently expect, and any delay resulting from such further or repeat studies or trials could also result in the need for additional financing.

Our existing cash and cash equivalents will not be sufficient for us to complete advanced clinical development of any of our product candidates or, if applicable, to commercialize any product candidate that is approved. Accordingly, we will continue to require substantial additional capital to continue our clinical development activities and potentially engage in commercialization activities. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our product candidates. The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

•	the progress, costs, results of and timing of our ongoing and planned clinical trials;

•	our ability to reach milestones under our existing collaboration arrangements and enter into additional collaborative agreements for the development and commercialization of our product candidates;

•	the willingness of the FDA, EMA and other comparable regulatory authorities to accept our clinical trials and pre-clinical studies and other work as the basis for review and approval of product candidates;

•	the outcome, costs and timing of seeking and obtaining regulatory approvals from the FDA, EMA and other comparable regulatory authorities;

•	whether our collaborators continue to collaborate with us on the development and commercialization of our product candidates, such as whether AbbVie in-licenses filgotinib, following the availability of results from the ongoing Phase 2b trials of filgotinib, to collaborate with us on the development and commercialization of filgotinib;

•	the number of product candidates and indications that we pursue, whether developed from our novel, proprietary target discovery platform, otherwise developed internally or in-licensed;

•	the timing and costs associated with manufacturing our product candidates for clinical trials and other studies and, if approved, for commercial sale;

•	our need to expand our development activities and, potentially, our research activities;

•	the timing and costs associated with establishing sales and marketing capabilities;

•	market acceptance of any approved product candidates;

•	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;

•	the cost to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	the extent to which we may be required to pay milestone or other payments under our in-license agreements and the timing of such payments;

•	our need and ability to hire additional management, development and scientific personnel; and

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

Some of these factors are outside of our control. Based upon our current expected level of operating expenditures and our existing cash and cash equivalents, we believe that we will be able to fund our operations until at least through the end of 2016, excluding potential in-license payments by AbbVie for filgotinib in RA and CD, for an aggregate amount of up to $250 million, in the event AbbVie in-licenses filgotinib for these indications. We believe that the net proceeds of the global offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements at least through the end of 2017. This period could be shortened if there are any significant increases beyond our expectations in spending on development programs or more rapid progress of development programs than anticipated. Accordingly, we expect that we will need to raise substantial additional funds in the future. Additional funding may not be available to us on acceptable terms, or at all. If we are unable to obtain funding from equity offerings or debt financings, including on a timely basis, we may be required to:

•	seek collaborators for one or more of our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available;

•	relinquish or license on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves; or

•	significantly curtail one or more of our research or development programs or cease operations altogether.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our product candidates or technologies.

We may seek additional funding through a combination of equity offerings, debt financings, collaborations and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of the ADSs or our ordinary shares. The incurrence of additional indebtedness and/or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt and/or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of the ADSs or our ordinary shares to decline. In the event that we enter into collaborations and/or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

Risks Related to Product Development, Regulatory Approval and Commercialization

We are heavily dependent on the success of our product candidate filgotinib. We are also dependent on the success of our other product candidates, such as GLPG1837 and GLPG1205. We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

Our business and future success is substantially dependent on our ability to develop, either alone or in partnership, successfully, obtain regulatory approval for, and then successfully commercialize our product candidate filgotinib, which is in three Phase 2 trials for rheumatoid arthritis, or RA, and one Phase 2 trial for Crohn’s disease, or CD. Our business and future success also depend on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize our other product candidates, such as GLPG1837 and GLPG1205. GLPG1837 is currently being studied in a Phase 1 trial in cystic fibrosis, or CF, and GLPG1205 is currently being studied in a Phase 2a trial in ulcerative colitis, or UC. Our product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, a commercial organization, substantial investment and significant marketing efforts before any revenues can be generated from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, the EMA or any other comparable regulatory authority, and we may never receive such regulatory approval for any of our product candidates. We cannot assure you that our clinical trials for filgotinib, GLPG1837 or GLPG1205 will be completed in a timely manner, or at all, or that we will be able to obtain approval from the FDA, the EMA or any other comparable regulatory authority for any of these product candidates. We cannot be certain that we will advance any other product candidates into clinical trials. If any of filgotinib, GLPG1837, GLPG1205 or any future product candidate is not approved and commercialized, we will not be able to generate any product revenues for that product candidate. Moreover, any delay or setback in the development of any product candidate could adversely affect our business and cause the price of the ADSs or our ordinary shares to fall.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we are currently primarily focused on the development of filgotinib, GLPG1837 and GLPG1205. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

The regulatory approval processes of the FDA, the EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, the EMA and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, the EMA or other comparable regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA, the EMA or other comparable regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA or other comparable regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	filgotinib, GLPG1205 and our other product candidates are developed to act against targets discovered by us, and because our product candidates are novel mode of action products, they carry an additional risk regarding desired level of efficacy and safety profile;

•	the FDA, the EMA or other comparable regulatory authorities may disagree with our interpretation of data from pre-clinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, supplemental NDA, or sNDA, or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;

•	the FDA, the EMA or other comparable regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies or such processes or facilities may not pass a pre-approval inspection; and

•	the approval policies or regulations of the FDA, the EMA or other comparable regulatory authorities may change or differ from one another significantly in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our or our collaborators’ failure to obtain regulatory approval to market filgotinib, GLPG1837, GLPG1205 and/or other product candidates, which would harm our business, results of operations and prospects significantly. In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In certain jurisdictions, regulatory authorities may not approve the price we intend to charge for our products. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

We have not previously submitted an NDA, a Marketing Authorization Application, or MAA, or any similar drug approval filing to the FDA, the EMA or any comparable regulatory authority for any product candidate, and we cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights or share in revenues from the exercise of such rights. If the markets for patient subsets that we are targeting (such as RA, CD or CF) are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

In connection with our global clinical trials, local regulatory authorities may have differing perspectives on clinical protocols and safety parameters, which impacts the manner in which we conduct these global clinical trials and could negatively impact our chances for obtaining regulatory approvals or marketing authorization in these jurisdictions, or for obtaining the requested dosage for our product candidates, if regulatory approvals or marketing authorizations are obtained.

In connection with our global clinical trials, we are obliged to comply with the requirements of local regulatory authorities in each jurisdiction where we execute and locate a clinical trial. Local regulatory authorities can request specific changes to the clinical protocol or specific safety measures that differ from the positions taken in other jurisdictions. For example, in our DARWIN clinical trials for filgotinib in subjects with RA, we agreed with the FDA to exclude the 200 mg filgotinib daily dose for male subjects based on safety margins, while there is no such restriction by health authorities outside the United States. We cannot assure you that this view will not be adopted by other regulatory authorities in later stage trials or at the marketing authorization stage, if filgotinib successfully completes pivotal trials. Even if filgotinib does receive regulatory approval or marketing authorization, the FDA or other regulatory authorities may impose dosing restrictions that differ from the approved dosing regimen in other jurisdictions, and these differences could have a material adverse effect on our ability to commercialize our products in these jurisdictions.

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate, and we may be required to include labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings.

If the FDA, EMA or any other comparable regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements and continued compliance with current good manufacturing practices, or cGMPs, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary product recalls;

•	fines, untitled or warning letters or holds on clinical trials;

•	refusal by the FDA, the EMA or any other comparable regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The policies of the FDA, the EMA and other comparable regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Filogotinib, if approved, may be subject to box warnings, labeling restrictions or dose limitations in certain jurisdictions, which could have a material adverse impact on our ability to market filgotinib in these jurisdictions.

Based on pre-clinical findings, we expect that filgotinib, if approved, will have a labeling statement warning female patients of child-bearing age to take precautionary measures of birth control to protect against pregnancy, similar to warnings included with other frequently used medications in RA.

In addition, there may be dose limitations imposed for male patients that are prescribed filgotinib, if approved. In connection with the DARWIN clinical program, we agreed with the FDA to exclude the 200 mg filgotinib daily dose for male subjects; males will receive a maximum daily dose of 100 mg in the U.S. sites in these trials. This limitation was not imposed by any other regulatory agency in any other jurisdiction in which the DARWIN clinical program is being conducted. We agreed to this limitation because in both rat and dog toxicology studies, filgotinib induced adverse effects on the male reproductive system and the FDA determined there was not a sufficient safety margin between the filgotinib exposure at the no-observed-adverse-effect-level, or NOAEL, observed in these studies and the anticipated human exposure at the 200 mg daily filgotinib dose. Accordingly, in connection with the DARWIN clinical program, in the United States, male subjects are recruited in the up-to-100-mg-daily-dose groups only. Male participants in those groups and their partners are required to use highly effective contraceptive measures for the duration of the study and during a washout period thereafter. As an additional safety measure, we monitor clinical laboratory changes in hormone levels for subjects in the DARWIN clinical program.

After the conclusion of the DARWIN dose-finding clinical program, we intend to discuss with the FDA the inclusion criteria for male subjects in any Phase 3 clinical trial for filgotinib. We expect these discussions will be supported by clinical data from the DARWIN clinical program (including data from male subjects treated with the 200 mg daily dose of filgotinib outside of the United States) as well as recently generated pre-clinical data that we believe demonstrates that the safety margin between filgotinib exposure at the no-observed-adverse-effect-level, or NOAEL, and the anticipated human exposure for doses between 150mg and 200mg meets the margin as requested by the FDA. However, even if filgotinib does receive regulatory approval or marketing authorization, the FDA or other regulatory authorities may impose dosing restrictions that differ from the approved dosing regimen in other jurisdictions.

Box warnings, labeling restrictions, dose limitations and similar restrictions on use could have a material adverse effect on our ability to commercialize filgotinib in those jurisdictions where such restrictions apply.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development. We have never completed a Phase 3 trial or submitted a New Drug Application, or NDA.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and pre-clinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical studies may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of pre-clinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our product candidates, as well as studies and trials of other products with similar mechanisms of action to our product candidates, may not be predictive of the results of ongoing or future clinical trials. For example, the positive results generated to date in pre-clinical studies and Phase 1, Phase 2a and Phase 2b clinical trials for filgotinib in RA do not ensure that the current Phase 2b clinical trials for RA, CD or later clinical trials will continue to demonstrate similar results or observations. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will as well. Based upon negative or inconclusive results, we or our collaborators may decide, or regulators may require us, to conduct additional clinical trials or pre-clinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	obtaining regulatory approval to commence a trial;

•	reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining Institutional Review Board, or IRB, or ethics committee approval at each site;

•	obtaining regulatory concurrence on the design and parameters for the trial;

•	obtaining approval for the designs of our clinical development programs for each country targeted for trial enrollment;

•	recruiting suitable patients to participate in a trial, which may be impacted by the number of competing trials that are enrolling patients;

•	having patients complete a trial or return for post-treatment follow-up;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	adding new clinical trial sites;

•	manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of comparator drug for use in clinical trials; or

•	the availability of adequate financing and other resources.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions in which such trials are being conducted, by the Data Monitoring Committee, or the DMC, for such trial or by the FDA, the EMA or other comparable regulatory authorities. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA or other comparable regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. For example, it is possible that safety issues or adverse side effects could be observed in our trials for filgotinib in RA and CD, for GLPG1837 in CF, or for GLPG1205 in UC, which could result in a delay, suspension or termination of the ongoing trials of filgotinib (in one or both indications), GLPG1837 or GLPG1205. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If filgotinib, GLPG1837, GLPG1205 or any other product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be materially harmed. For example, if the results of our ongoing trials for filgotinib in RA and CD and/or GLPG1205 in UC, do not achieve the primary efficacy endpoints or demonstrate unexpected safety findings, the prospects for approval of filgotinib or GLPG1205, as applicable, as well as the price of the ADSs or our ordinary shares and our ability to create shareholder value would be materially and adversely affected.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. We do not know whether any Phase 2, Phase 3 or other clinical trials we or any of our collaborators may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates. If we are unable to bring any of our current or future product candidates to market, our ability to create long-term shareholder value will be limited.

We initiated our first clinical study in 2009 and for three of our compounds, Phase 2 studies have been initiated. Filgotinib is our first Phase 2b program, and we have never initiated a Phase 3 study.

The rates at which we complete our scientific studies and clinical trials depend on many factors, including, but are not limited to, patient enrollment.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. With respect to our clinical development of GLPG1837 in CF, the recent availability of Kalydeco (ivacaftor), which is a drug developed by Vertex Pharmaceuticals to be used to treat patients with a certain mutation of CF may cause patients to be less willing to participate in our clinical trial for an oral therapy in regions in which an oral therapy has been approved. Since CF is a competitive market in certain regions such as the United States and the European Union with a number of product candidates in development, patients may have other choices with respect to potential clinical trial participation and we may have difficulty in reaching our enrollment targets. In addition, the relatively limited number of patients worldwide (estimated to be 80,000) may make enrollment more challenging. Any of these occurrences may harm our clinical trials and by extension, our business, financial condition and prospects.

We may not be successful in our efforts to use and expand our novel, proprietary target discovery platform to build a pipeline of product candidates.

A key element of our strategy is to use and expand our novel, proprietary target discovery platform to build a pipeline of product candidates and progress these product candidates through clinical development for the treatment of a variety of diseases. Although our research and development efforts to date have resulted in a pipeline of product candidates directed at various diseases, we may not be able to develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to successfully develop and begin to commercialize product candidates, we will face difficulty in obtaining product revenues in future periods, which could result in significant harm to our financial position and adversely affect the price of the ADSs or our ordinary shares.

Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, healthcare payors, patients and the medical community.

Even if we obtain regulatory approval for one or more of our product candidates, the product may not gain market acceptance among physicians, healthcare payors, patients and the medical community, which is critical to commercial success. Market acceptance of any product candidate for which we receive approval depends on a number of factors, including:

•	the efficacy and safety as demonstrated in clinical trials;

•	the timing of market introduction of the product candidate as well as competitive products;

•	the clinical indications for which the product candidate is approved;

•	acceptance by physicians, the medical community and patients of the product candidate as a safe and effective treatment;

•	the convenience of prescribing and initiating patients on the product candidate;

•	the potential and perceived advantages of such product candidate over alternative treatments;

•	the cost of treatment in relation to alternative treatments, including any similar generic treatments;

•	the availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

•	relative convenience and ease of administration;

•	the prevalence and severity of adverse side effects; and

•	the effectiveness of sales and marketing efforts.

If our product candidates are approved but fail to achieve an adequate level of acceptance by physicians, healthcare payors, patients and the medical community, we will not be able to generate significant revenues, and we may not become or remain profitable.

We currently have no marketing and sales organization. To the extent any of our product candidates for which we maintain commercial rights is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to effectively market and sell any product candidates, or generate product revenues.

We currently do not have a marketing or sales organization for the marketing, sales and distribution of pharmaceutical products. In order to independently commercialize any product candidates that receive marketing approval and for which we maintain commercial rights, we would have to build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. In the event of successful development of GLPG1837, GLPG1205 or any other product candidates for which we maintain commercial rights, we may elect to build a targeted specialty sales force which will be expensive and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to our product candidates, we may choose to partner with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. In the instance of filgotinib, should AbbVie in-license filgotinib following completion of the Phase 2b trials in RA, then we will have co-promotion and commercialization rights with AbbVie in The Netherlands, Belgium and Luxembourg with AbbVie having control of commercialization outside these territories. If we are unable to enter into collaborations with third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such partner (including AbbVie if it in-licenses filgotinib) does not devote sufficient resources to the commercialization of our product or otherwise fails in commercialization efforts, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future revenue will be materially and adversely impacted.

Coverage and reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance.

There is significant uncertainty related to the third-party coverage and reimbursement of newly approved drugs. To the extent that we retain commercial rights following clinical development, we would seek approval to market our product candidates in the United States, the European Union and other selected jurisdictions. Market acceptance and sales of our product candidates, if approved, in both domestic and international markets will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for any of our product candidates and may be affected by existing and future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that coverage and adequate reimbursement will be available for any of our product candidates, if approved. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, any of our product candidates, if approved. If reimbursement is not available or is available on a limited basis for any of our product candidates, if approved, we may not be able to successfully commercialize any such product candidate. Reimbursement by a third-party payor may depend upon a number of factors, including, without limitation, the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement or to have pricing set at a satisfactory level. If reimbursement of our future products, if any, is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels such as may result where alternative or generic treatments are available, we may be unable to achieve or sustain profitability.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. Any negotiated prices for any of our product candidates, if approved, covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain outside of the Medicare Part D prescription drug plan. Moreover, while Medicare Part D applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment under Medicare Part D may result in a similar reduction in payments from non-governmental payors.

In certain countries, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct additional clinical trials that compare the cost-effectiveness of our product candidates to other available therapies. If reimbursement of any of our product candidates, if approved, is unavailable or limited in scope or amount in a particular country, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability of our products in such country.

The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval.

Recent legislative and regulatory activity may exert downward pressure on potential pricing and reimbursement for any of our product candidates, if approved, that could materially affect the opportunity to commercialize.

The United States and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell any of our product candidates profitably, if approved. Among policy-makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future.

The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for any of our product candidates, if approved;

•	the ability to set a price that we believe is fair for any of our product candidates, if approved;

•	our ability to generate revenues and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

In 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, ACA, became law in the United States. The goal of the ACA is to reduce the cost of healthcare and substantially change the way healthcare is financed by both governmental and private insurers. The ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of any of our product candidates, if they are approved. Provisions of the ACA relevant to the pharmaceutical industry include the following:

•	an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for branded and generic drugs, respectively;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts on negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level beginning in 2014, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements under the federal Open Payments program and its implementing regulations;

•	expansion of healthcare fraud and abuse laws, including the federal False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

•	a licensure framework for follow-on biologic products; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several types of providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding.

We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our drug discovery and development efforts may target diseases and conditions that are already subject to existing therapies or that are being developed by our competitors, many of which have substantially greater resources, larger research and development staffs and facilities, more experience in completing pre-clinical testing and clinical trials, and formulation, marketing and manufacturing capabilities than we do. As a result of these resources, our competitors may develop drug products that render our products obsolete or noncompetitive by developing more effective drugs or by developing their products more efficiently. Our ability to develop competitive products would be limited if our competitors succeeded in obtaining regulatory approvals for drug candidates more rapidly than we were able to or in obtaining patent protection or other intellectual property rights that limited our drug development efforts. Any drug products resulting from our research and development efforts, or from our joint efforts with collaborators or licensees, might not be able to compete successfully with our competitors’ existing and future products, or obtain regulatory approval in the United States, European Union or elsewhere. Further, we may be subject to additional competition from alternative forms of treatment, including generic or over-the-counter drugs.

In the field of RA, therapeutic approaches have traditionally relied on disease-modifying anti-rheumatic drugs, or DMARDS, such as methotrexate and sulphasalazine as first-line therapy. These oral drugs work primarily to suppress the immune system and, while effective in this regard, the suppression of the immune system leads to an increased risk of infections and other side effects. Accordingly, in addition to DMARDS, monoclonal antibodies targeting TNF, like AbbVie’s Humira, or IL-6 like Roche’s Actemra, have been developed. These biologics, which must be delivered via injection, are currently the standard of care as first- and second-line therapies for RA patients who have an inadequate response to DMARDS. In November 2012, Xeljanz (tofacitinib citrate), marketed by Pfizer, was approved by the FDA as an oral treatment for the treatment of adult patients with RA who have had an inadequate response to, or who are intolerant of, methotrexate. Xeljanz is the first and only JAK inhibitor for RA approved for commercial sale in the United States. We are aware of other JAK inhibitors in development for patients with RA, including a once-daily JAK1/2 inhibitor called baricitinib which is being developed by Eli Lilly and expected to be approved as early as 2016, a JAK3/2/1 inhibitor called ASP015k which is being developed in Japan by Astellas, and a selective JAK1 inhibitor called ABT-494 which is being developed by AbbVie. Filgotinib, which is also a selective JAK1 inhibitor, is being developed in collaboration with AbbVie. We expect that filgotinib, which we are developing to treat patients with moderate to severe RA who have an inadequate response to methotrexate, will compete with all of these therapies. If generic or biosimilar versions of these therapies are approved we would expect to also compete against these versions of the therapies.

In the field of inflammatory bowel disease, or IBD, first line therapies are oral (or local) treatments with several low-cost generic compounds like mesalazine, more effective in UC, and azathioprine, more effective in CD. Steroids like budesonide are used in both UC and CD. Companies like Santarus have developed controlled-release oral formulation with the aim to have local intestinal delivery of budesonide thereby limiting systemic side effects. For more advanced therapy, monoclonal antibodies with various targets such as TNF and more recently, integrins by vedoluzimab (Entyvio) are approved. We are also aware of other biologics in clinical development for these indications, such as: ustekinumab, developed by Johnson & Johnson, which is in Phase 3 clinical trials and RPC1063, which is being developed by Receptos and has shown efficacy in a Phase 2 trial in UC. There are also several novel oral treatments being explored in Phase 2 and Phase 3, including Pfizer’s Xeljanz. The large number of treatments for UC, and somewhat less for CD, presents a substantial level of competition for any new treatment entering the IBD market.

In the field of CF, all but one of the approved therapies to treat CF patients have been designed to treat the symptoms of the disease rather than its cause. Kalydeco, marketed by Vertex Pharmaceuticals, is currently the only approved therapy to address the cause of CF. Kalydeco is a CFTR potentiator to treat CF in patients with a Class III (G551D) mutation of the CFTR gene. Vertex is also developing VX-809 (lumacaftor), a corrector molecule that is intended to address a broader patient population, including patients with a Class II (F508del) mutation of the CFTR gene. Vertex has submitted a combination product (Kalydeco + lumacaftor) for approval in Europe and the United States and this combination could be approved for sale as early as 2015. We are also aware of other companies, including Novartis, Nivalis Therapeutics, Pfizer, Proteostasis Therapeutics and Reata Pharmaceuticals, and non-for-profit organizations like Flatley Discovery Lab, which are actively developing drug candidates for the treatment of CF. These typically target the CFTR protein as potentiators, correctors or other modulators of its activity.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or other comparable regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of certain side effects. In such an event, our trials could be suspended or terminated and the FDA, the EMA or comparable regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

If one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Risks Related to Our Reliance on Third Parties

We may not be successful in establishing development and commercialization collaborations, which could adversely affect, and potentially prohibit, our ability to develop our product candidates.

Developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive. Accordingly, we have sought and may in the future seek to enter into collaborations with companies that have more resources and experience. If we are unable to obtain a partner for our product candidates, we may be unable to advance the development of our product candidates through late-stage clinical development and seek approval in any market. For example, although AbbVie has the opportunity to license filgotinib following the availability of Phase 2b results in RA, if AbbVie does not in-license filgotinib, we may need to seek a different development and commercial partner for filgotinib in RA if we believe such Phase 2b results warrant further development. We do not intend to enter into a collaboration agreement during Phase 2 for the development of GLPG1205 nor for GLPG1690 unless we retain key decision-making, development and/or commercialization rights, and it may be difficult to find a suitable partner willing to share such rights. In situations where we enter into a development and commercial collaboration arrangement for a product candidate, we may also seek to establish additional collaborations for development and commercialization in territories outside of those addressed by the first collaboration arrangement for such product candidate. If any of our product candidates receives marketing approval, we may enter into sales and marketing arrangements with third parties with respect to otherwise unlicensed or unaddressed territories. There are a limited number of potential partners, and we expect to face competition in seeking appropriate partners. If we are unable to enter into any development and commercial collaborations and/or sales and marketing arrangements on acceptable terms, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

We may not be successful in maintaining development and commercialization collaborations, and any partner may not devote sufficient resources to the development or commercialization of our product candidates or may otherwise fail in development or commercialization efforts, which could adversely affect our ability to develop certain of our product candidates and our financial condition and operating results.

The collaboration arrangements that we have established, and any collaboration arrangements that we may enter into in the future may not ultimately be successful, which could have a negative impact on our business, results of operations, financial condition and growth prospects. If we partner with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. For example, if AbbVie in-licenses filgotinib following the availability of Phase 2b results in RA, AbbVie will have control of any commercialization in the event filgotinib is approved with limited exceptions. It is possible that a partner may not devote sufficient resources to the development or commercialization of our product candidate or may otherwise fail in development or commercialization efforts, in which event the development and commercialization of such product candidate could be delayed or terminated and our business could be substantially harmed. In addition, the terms of any collaboration or other arrangement that we establish may not be favorable to us or may not be perceived as favorable, which may negatively impact the trading price of the ADSs or our ordinary shares. In some cases, we may be responsible for continuing development of a product candidate or research program under a collaboration and the payment we receive from our partner may be insufficient to cover the cost of this development. Moreover, collaborations and sales and marketing arrangements are complex and time consuming to negotiate, document and implement and they may require substantial resources to maintain.

We are subject to a number of additional risks associated with our dependence on collaborations with third parties, the occurrence of which could cause our collaboration arrangements to fail. Conflicts may arise between us and partners, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration. If any such conflicts arise, a partner could act in its own self-interest, which may be adverse to our best interests. Any such disagreement between us and a partner could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating sufficient revenues to achieve or maintain profitability:

•	reductions in the payment of royalties or other payments we believe are due pursuant to the applicable collaboration arrangement;

•	actions taken by a partner inside or outside our collaboration which could negatively impact our rights or benefits under our collaboration including termination of the collaboration for convenience by the partner; or

•	unwillingness on the part of a partner to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities.

If our collaborations on research and development candidates do not result in the successful development and commercialization of products or if one of our partners terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our product candidates could be delayed and we may need additional resources to develop product candidates. For example, in December 2014, Janssen Pharmaceutica NV, or Janssen Pharmaceutica, returned their rights with respect to GLPG1205 to us. In March 2015, Janssen Pharmaceutica and we terminated our research alliance and option agreements in their entirety, and Janssen Pharmaceutica returned their rights with respect to GLPG1690 to us. As a result of such termination, we will not receive any future research funding or milestone or royalty payments with respect to GLPG1205 and GLPG1690 from Janssen Pharmaceutica. If we do not devote sufficient alternative resources to the development of GLPG1205 or GLPG1690, the development of GLPG1205 or GLPG1690 may be delayed, which could adversely affect our financial condition and operating results.

We rely on third parties to conduct our pre-clinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon CROs to monitor and manage data for our pre-clinical and clinical programs. We rely on these parties for execution of our pre-clinical studies and clinical trials, and we control only certain aspects of their activities. We and our CROs also rely upon clinical sites and investigators for the performance of our clinical trials in accordance with the applicable protocols and applicable legal, regulatory and scientific standards. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol and applicable legal and regulatory requirements and scientific standards, and our reliance on CROs as well as clinical sites and investigators does not relieve us of our regulatory responsibilities. We, our CROs, as well as the clinical sites and investigators are required to comply with current good clinical practices, or GCPs, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, investigators and clinical sites. If we, any of our CROs or any of the clinical sites or investigators fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. We also cannot assure you that our CROs, as well as the clinical sites and investigators, will perform our clinical trials in accordance with the applicable protocols as well as applicable legal and regulatory requirements and scientific standards, or report the results obtained in a timely and accurate manner. In addition to GCPs, our clinical trials must be conducted with product produced under cGMP regulations. While we have agreements governing activities of our CROs, we have limited influence over the actual performance of our CROs as well as the performance of clinical sites and investigators. In addition, significant portions of the clinical trials for our product candidates will be conducted outside of Belgium, which will make it more difficult for us to monitor CROs as well as clinical sites and investigators and perform visits of our clinical sites, and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials in accordance with the applicable protocols and compliance with applicable regulations, including GCPs. Failure to comply with applicable protocols and regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process.

Some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

If any of our relationships with these CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our pre-clinical and clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure (including by clinical sites or investigators) to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase substantially and our ability to generate revenues could be delayed significantly.

Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We rely completely on third parties to manufacture our pre-clinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any approved product candidate.

If, for any reason, we were to experience an unexpected loss of supply of our product candidates or placebo or comparator drug used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our pre-clinical and clinical drug supplies and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third-party manufacturers to manufacture our product candidates are subject to the FDA’s, EMA’s and other comparable regulatory authorities’ pre-approval inspections that will be conducted after we submit our NDA to the FDA or the required approval documents to any other relevant regulatory authority. We do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third-party manufacturers for compliance with the regulatory requirements, known as cGMPs, for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, EMA or others, we will not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition, we have no control over the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or other comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates or if it withdraws any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have access to a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a contract manufacturer or other third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates. Additionally, if we receive regulatory approval for our product candidates, we may experience unforeseen difficulties or challenges in the manufacture of our product candidates on a commercial scale compared to the manufacture for clinical purposes.

We expect to continue to depend on contract manufacturers or other third-party manufacturers for the foreseeable future. We currently obtain our supplies of finished drug product through individual purchase orders. We have not entered into long-term agreements with our current contract manufacturers or with any alternate fill/finish suppliers. Although we intend to do so prior to any commercial launch in order to ensure that we maintain adequate supplies of finished drug product, we may be unable to enter into such an agreement or do so on commercially reasonable terms, which could have a material adverse impact upon our business.

We rely on clinical data and results obtained by third parties that could ultimately prove to be inaccurate or unreliable.

As part of our strategy to mitigate development risk, we seek to develop product candidates with validated mechanisms of action and we utilize biomarkers to assess potential clinical efficacy early in the development process. This strategy necessarily relies upon clinical data and other results obtained by third parties that may ultimately prove to be inaccurate or unreliable. Further, such clinical data and results may, at times, be based on products or product candidates that are significantly different from our product candidates. If the third-party data and results we rely upon prove to be inaccurate, unreliable or not applicable to our product candidates, we could make inaccurate assumptions and conclusions about our product candidates and our research and development efforts could be materially adversely affected.

Risks Related to Our Intellectual Property

Our ability to compete may decline if we do not adequately protect our proprietary rights.

Our commercial success depends on obtaining and maintaining proprietary rights to our product candidates for the treatment of RA, CD, CF and other diseases, as well as successfully defending these rights against third party challenges. We will only be able to protect our product candidates, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our product candidates is uncertain due to a number of factors, including:

•	we may not have been the first to make the inventions covered by pending patent applications or issued patents;

•	we may not have been the first to file patent applications for our product candidates or the compositions we developed or for their uses;

•	others may independently develop identical, similar or alternative products or compositions and uses thereof;

•	our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

•	any or all of our pending patent applications may not result in issued patents;

•	we may not seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;

•	any patents issued to us may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties;

•	our compositions and methods may not be patentable;

•	others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or

•	others may identify prior art or other bases which could invalidate our patents.

Even if we have or obtain patents covering our product candidates or compositions, we may still be barred from making, using and selling our product candidates or technologies because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering compositions or products that are similar or identical to ours. If a patent owned by a third party covers one of our product candidates or its use, this could materially affect our ability to develop the product candidate or sell the resulting product if approved. Because patent applications are not published until 18 months from their priority date, there may be currently pending applications unknown to us that may later result in issued patents that our product candidates or compositions may infringe. Additionally, because the scope of claims in pending patent applications can change, there may be pending applications whose claims do not currently cover any of our product candidates but may be altered such that one or more of our product candidates are covered when the resulting patent issues. These patent applications may have priority over patent applications filed by us.

Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives. For example, others may be able to develop a product that is similar to, or better than, ours in a way that is not covered by the claims of our patents.

Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. We may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forgo patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Moreover, in some circumstances, we do not have the right to control the preparation, filing or prosecution of patent applications, or to maintain the patents, covering technology subject to our collaboration or license agreements with third parties. For example, under our collaboration agreement with AbbVie for CF, AbbVie has the right to control prosecution and maintenance of any patent rights covering inventions that are jointly discovered or developed by us and AbbVie and patent rights that we control which relate to the compounds or products subject to the collaboration. In addition, in some circumstances, our counterparty has the right to enforce the patent rights subject to the applicable agreement without our involvement or consent or to otherwise control the enforcement of such patent rights. For example, under our collaboration agreement with AbbVie for CF, AbbVie controls the enforcement of the patent rights subject to the agreement, although we may elect to participate in such enforcement proceedings. Therefore, these patents and patent applications may not be prosecuted or enforced in a manner consistent with the best interests of our business.

Legal actions to enforce our patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation of our patents or a finding that they are unenforceable. We may or may not choose to pursue litigation or other actions against those that have infringed on our patents, or used them without authorization, due to the associated expense and time commitment of monitoring these activities. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

Pharmaceutical patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our patent position.

The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering pharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office, or USPTO, the European Patent Office, and other foreign counterparts are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Certain U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review and/or inter partes review in the USPTO. European patents and other foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office, which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination, post-grant review, inter partes review and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

In addition, changes in or different interpretations of patent laws in the United States, Europe, and other jurisdictions may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us, or may limit the number of patents or claims we can obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. and European laws and those countries may lack adequate rules and procedures for defending our intellectual property rights.

If we fail to obtain and maintain patent protection and trade secret protection of our product candidates, we could lose our competitive advantage and competition we face would increase, reducing any potential revenues and adversely affecting our ability to attain or maintain profitability.

Developments in patent law could have a negative impact on our business.

From time to time, courts and other governmental authorities in the United States, Europe and other jurisdictions may change the standards of patentability and any such changes could have a negative impact on our business.

For example, the Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a “first-to-invent” system to a “first-to-file” system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. These changes may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. Substantive changes to patent law associated with the America Invents Act may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what impact, if any, the America Invents Act will have on the cost of prosecuting our patent applications, our ability to obtain patents based on our discoveries and our ability to enforce or defend any patents that may issue from our patent applications, all of which could have a material adverse effect on our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, because we operate in the highly technical field of development of therapies, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. It is our policy to enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets, with protection varying across Europe and in other countries. Trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on our product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries could be less extensive than those in the United States and Europe, assuming that rights are obtained in the United States and Europe. Furthermore, even if patents are granted based on our European patent applications, we may not choose to perfect or maintain our rights in all available European countries. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States and Europe. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing products made using our inventions. The statutory deadlines for pursuing patent protection in individual foreign jurisdictions are based on the priority dates of each of our patent applications.

Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States and Europe. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to pharmaceuticals or biotechnologies. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States, Europe and other jurisdictions may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may be subject to claims by third parties asserting ownership or commercial rights to inventions we develop or obligations to make compensatory payments to employees.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our collaborations. These agreements provide that we must negotiate certain commercial rights with collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaborator’s samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business.

While it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing or obtaining such an agreement with each party who, in fact, develops intellectual property that we regard as our own. In addition, such agreements may be breached or may not be self-executing, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ individuals who were previously employed at universities, pharmaceutical companies or biopharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly, and an unfavorable outcome could harm our business.

Our success will depend in part on our ability to operate without infringing the intellectual property and proprietary rights of third parties. We cannot assure you that our business, products and methods do not or will not infringe the patents or other intellectual property rights of third parties.

There is significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. If our development activities are found to infringe any such patents, we may have to pay significant damages or seek licenses to such patents. A patentee could prevent us from using the patented drugs or compositions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations. Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court, or redesign our products. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position and the price of the ADSs or our ordinary shares. Any legal action against us or our collaborators could lead to:

•	payment of substantial damages for past use of the asserted intellectual property and potentially treble damages, if we are found to have willfully infringed a party’s patent rights;

•	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell our product candidates; or

•	us or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all, all of which could have a material adverse impact on our cash position and business and financial condition. As a result, we could be prevented from commercializing current or future product candidates.

Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition and prospects.

Issued patents covering our product candidates could be found to be invalid or unenforceable if challenged in court.

If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering our product candidate, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements in most jurisdictions, including lack of novelty, obviousness or non-enablement. In the United States, grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions, e.g., opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

Risks Related to Our Organization, Structure and Operation

Our future success depends on our ability to retain the members of our executive committee and to attract, retain and motivate qualified personnel. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our industry has experienced a high rate of turnover of management personnel in recent years. Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, especially our executive committee comprised of: Onno van de Stolpe, our chief executive officer, Bart Filius, our chief financial officer, Piet Wigerinck, our chief scientific officer, and Andre Hoekema, our senior vice president of corporate development, whose services are critical to the successful implementation of our product candidate acquisition, development and regulatory strategies. We are not aware of any present intention of any of these individuals to leave our company. In order to induce valuable employees to continue their employment with us, we have provided warrants that vest over time. The value to employees of warrants that vest over time is significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies.

Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us at any time, with or without notice. The loss of the services of any of the members of our executive committee or other key employees and our inability to find suitable replacements could harm our business, financial condition and prospects. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel.

We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical, biotechnology, pharmaceutical and other businesses. Many of the other pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we have to offer. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can develop and commercialize product candidates will be limited.

If we fail to manage our growth effectively, our ability to develop and commercialize products could suffer.

We expect that if our drug discovery efforts continue to generate drug candidates, our clinical drug candidates continue to progress in development, and we continue to build our development, medical and commercial organizations, we will require significant additional investment in personnel, management and resources. Our ability to achieve our research, development and commercialization objectives depends on our ability to respond effectively to these demands and expand our internal organization, systems, controls and facilities to accommodate additional anticipated growth. If we are unable to manage our growth effectively, our business could be harmed and our ability to execute our business strategy could suffer.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of any of our product candidates, if approved.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our products. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to stop development or, if approved, limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	delay or termination of clinical trials;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	decreased demand for our product candidates;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenues from product sales; and

•	the inability to commercialize any our product candidates, if approved.

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the development or commercialization of our product candidates. We currently carry clinical trial liability insurance at levels which we believe are appropriate for our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Risks from the improper conduct of employees, agents, contractors, or collaborators could adversely affect our reputation and our business, prospects, operating results, and financial condition.

We cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our ability to conduct business, operating results, and reputation.

In particular, our business activities may be subject to the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the U.K. Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the health care providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently the Securities and Exchange Commission, or SEC, and Department of Justice have increased their FCPA enforcement activities with respect to pharmaceutical companies. There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, and financial condition.

We could be subject to liabilities under environmental, health and safety laws or regulations, or fines, penalties or other sanctions, if we fail to comply with such laws or regulations or otherwise incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws, regulations, and permitting requirements, including those governing laboratory procedures, decontamination activities and the handling, transportation, use, remediation, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals, radioactive isotopes and biological materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials or wastes either at our sites or at third party disposal sites. In the event of such contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties. Although we maintain workers’

compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws, regulations or permitting requirements. These current or future laws, regulations and permitting requirements may impair our research, development or production efforts. Failure to comply with these laws, regulations and permitting requirements also may result in substantial fines, penalties or other sanctions.

Any future relationships with customers and third-party payors may be subject, directly or indirectly, to applicable anti-kickback laws, fraud and abuse laws, false claims laws, health information privacy and security laws and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

If we obtain FDA, EMA or any other comparable regulatory authority approval for any of our product candidates and begin commercializing those products in the United States, European Union or other jurisdiction, our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. In addition, we may be subject to health information privacy and security regulation of the European Union, the United States and other jurisdictions in which we conduct our business. For example, the laws that may affect our ability to operate include:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs;

•	U.S. federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which imposes certain obligations, including mandatory contractual terms, on covered healthcare providers, health plans, and healthcare clearinghouses, as well as their business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information; and

•	analogous state and laws and regulations in other jurisdictions, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and state and laws in other jurisdiction governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations or other sanctions. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws and regulations, it may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government funded healthcare programs.

We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could have a material adverse effect on our business, investor confidence and market price.

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. We often use estimates and assumptions concerning the future, especially when performing impairment tests on goodwill and (in)tangible assets. We perform these tests on a realistic and regular basis. In addition, once we are a U.S. public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, will require, among other things, that we assess the effectiveness of our disclosure controls and procedures annually and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We anticipate being first required to issue management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, in connection with issuing our consolidated financial statements as of and for the year ending December 31, 2016.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation. This process is time-consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an “emerging growth company,” which may be up to five fiscal years following the date of the global offering. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a U.S. public company. If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a U.S. public company, including the requirements of the Sarbanes-Oxley Act, our business and reputation may be harmed and the price of the ADSs or our ordinary shares may decline. Furthermore, investor perceptions of us may be adversely affected, which could cause a decline in the market price of the ADSs or our ordinary shares.

Our information technology systems could face serious disruptions that could adversely affect our business.

Our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions in our collaborations with our partners and delays in our research and development work. The loss of product development or clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our development programs and the development of our product candidates could be delayed.

Business interruptions could delay us in the process of developing our product candidates.

Loss of our laboratory facilities through fire or other causes could have an adverse effect on our ability to continue to conduct our business. We currently have insurance coverage to compensate us for such business interruptions; however, such coverage may prove insufficient to fully compensate us for the damage to our business resulting from any significant property or casualty loss to our facilities.

We may undertake strategic acquisitions in the future and any difficulties from integrating such acquisitions could adversely affect our share price, operating results and results of operations.

We may acquire companies, businesses and products that complement or augment our existing business. We may not be able to integrate any acquired business successfully or operate any acquired business profitably. Integrating any newly acquired business could be expensive and time-consuming. Integration efforts often take a significant amount of time, place a significant strain on managerial, operational and financial resources, result in loss of key personnel and could prove to be more difficult or expensive than we predict. The diversion of our management’s attention and any delay or difficulties encountered in connection with any future acquisitions we may consummate could result in the disruption of our on-going business or inconsistencies in standards and controls that could negatively affect our ability to maintain third-party relationships. Moreover, we may need to raise additional funds through public or private debt or equity financing, or issue additional shares, to acquire any businesses or products, which may result in dilution for shareholders or the incurrence of indebtedness.

As part of our efforts to acquire companies, business or product candidates or to enter into other significant transactions, we conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in the transaction. Despite our efforts, we ultimately may be unsuccessful in ascertaining or evaluating all such risks and, as a result, might not realize the intended advantages of the transaction. If we fail to realize the expected benefits from acquisitions we may consummate in the future or have consummated in the past, whether as a result of unidentified risks or liabilities, integration difficulties, regulatory setbacks, litigation with current or former employees and other events, our business, results of operations and financial condition could be adversely affected. If we acquire product candidates, we will also need to make certain assumptions about, among other things, development costs, the likelihood of receiving regulatory approval and the market for such product candidates. Our assumptions may prove to be incorrect, which could cause us to fail to realize the anticipated benefits of these transactions.

In addition, we will likely experience significant charges to earnings in connection with our efforts, if any, to consummate acquisitions. For transactions that are ultimately not consummated, these charges may include fees and expenses for investment bankers, attorneys, accountants and other advisors in connection with our efforts. Even if our efforts are successful, we may incur, as part of a transaction, substantial charges for closure costs associated with elimination of duplicate operations and facilities and acquired in-process research and development charges. In either case, the incurrence of these charges could adversely affect our results of operations for particular periods.

Our collaboration arrangements with our strategic partners may make us an attractive target for potential acquisitions under certain circumstances.

Under certain circumstances, due to the structure of our collaboration arrangements with our strategic partners, our strategic partners may prefer to acquire us rather than paying the milestone payments or royalties under the collaboration arrangements, which may bring additional uncertainties to our business development and prospects. For example, under our collaboration arrangement with AbbVie for RA and CD, we may become entitled to substantial milestone payments and royalties from AbbVie under certain circumstances. As a result, rather than paying the milestone payments or royalties, AbbVie may choose to acquire us.

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, such as:

•	fluctuations in foreign currency exchange rates;

•	potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;

•	potential changes to the accounting standards, which may influence our financial situation and results;

•	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;

•	difficulties in attracting and retaining qualified personnel;

•	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;

•	rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and

•	tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

If we are unable to use tax loss carryforwards to reduce future taxable income or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.

At December 31, 2014, we had cumulative carry forward tax losses of €136 million in Belgium, €65 million in France (when taking into account pending tax litigation effect), and €19 million related to the other entities of our group. These are available to carry forward and offset against future taxable income for an indefinite period in Belgium and France, but €18 million of these tax loss carryforwards in Switzerland, Croatia, the United States and The Netherlands will expire between 2015 and 2029. If we are unable to use tax loss carryforwards to reduce future taxable income, our business, results of operations and financial condition may be adversely affected.

As a company active in research and development in Belgium and France, we have benefited from certain research and development incentives including, for example, the Belgian research and development tax credit and the French research tax credit (credit d’impôt recherche). These tax credits can be offset against Belgian and French corporate income tax due, respectively. The excess portion may be refunded at the end of a five-year fiscal period for the Belgian research and development incentive, and at the end of a three-year fiscal period for the French research and development incentive. The research and development incentives are both calculated based on the amount of eligible research and development expenditure. The Belgian tax credit represented €3.9 million for the year ended December 31, 2012, €4.5 million for the year ended December 31, 2013 and €4.3 million for the year ended December 31, 2014. The French tax credit amounted to €7.8 million for the year ended December 31, 2012, €8.2 million for the year ended December 31, 2013 and €7.8 million for the year ended December 31, 2014. The Belgian and/or French tax authorities may audit each research and development program in respect of which a tax credit has been claimed and assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and, should the Belgian and/or French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the Belgian and/or the French government decide to eliminate, or reduce the scope or the rate of, the research and development incentive benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

As a company active in research and development in Belgium, we also expect to benefit in the future from the “patent income deduction” initiative in Belgium. This initiative effectively allows, in the case of taxable income, net profits attributable to revenue from patented products to be taxed at a lower rate than other revenues, i.e., 6.8%. When taken in combination with tax losses carried forward and research and development incentives mentioned above, we expect that this will result in a long-term low rate of corporation tax for us. If, however, there are unexpected adverse changes to the Belgian “patent income deduction” initiative, or we are unable to qualify for such advantageous tax legislation, our business, results of operations and financial condition may be adversely affected.

We may be forced to repay the technological innovation grants if we fail to comply with our contractual obligations under the applicable grant agreements.

We have received several technological innovation grants to date, totaling €20 million as of December 31, 2014, to support various research programs from an agency of the Flemish government to support technological innovation in Flanders. These grants carry clauses which require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. If we fail to comply with our contractual obligations under the applicable technological innovation grant agreements, we could be forced to repay all or part of the grants received. Such repayment could adversely affect our ability to finance our research and development projects. In addition, we cannot ensure that we will then have the additional financial resources needed, the time or the ability to replace these financial resources with others.

We may be exposed to significant foreign exchange risk.

We incur portions of our expenses, and may in the future derive revenues, in currencies other than the euro, in particular, the U.S. dollar. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, for example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the expenditures on drugs through reduced volumes and lower prices, which could have negative impact on the development and commercialization of our product candidates. In addition, the European credit crisis could affect the availability and cost of debt, if and when needed by us to finance our operations and research and development. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

The requirements of being a U.S. public company may strain our resources and divert management’s attention.

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations adopted by the Securities and Exchange Commission and the Public Corporation Accounting Oversight Board. Further, compliance with various regulatory reporting requires significant commitments of time from our management and our directors, which reduces the time available for the performance of their other responsibilities. Our failure to track and comply with the various rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, lead to additional regulatory enforcement actions, and could adversely affect the value of the ADSs or our ordinary shares.

If a claim is introduced by Charles River with regard to our former service division, our results of operations and financial condition may be adversely affected.

On March 13, 2014, we announced the signing of a definitive agreement to sell the service division to Charles River Laboratories International, Inc., or Charles River. Charles River agreed to pay us immediate cash consideration of €129 million. Upon achievement of a revenue target 12 months after transaction closing, we will be eligible to receive an earn-out payment of €5 million. Approximately 5% of the total price consideration, including price adjustments, is being held in an escrow account which will be released on June 30, 2015 if no further claims have been made by Charles River.

Following common practice, we have given customary representations and warranties with customary caps and limitations. If Charles River makes a claim with respect to the sale of the service division, we could incur significant costs and expenses associated with the claim. As of March 31, 2015, four claims have been submitted by Charles River and have been fully accrued for on the balance sheet for a total amount of €1.0 million.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board, or the PCAOB, and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our auditors, must be registered with the PCAOB and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Although our auditors are registered with the PCAOB, because our auditors are located in Belgium, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Belgian authorities, our auditors are not currently inspected by the PCAOB. This lack of PCAOB inspections in Belgium currently prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including our auditors. The inability of the PCAOB to conduct inspections of auditors in Belgium makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of Belgium that are subject to PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspections.

Risks Related to the Global Offering and Ownership of Our Ordinary Shares and ADSs

There has been no prior active market for the ADSs and an active and liquid market for the ADSs may fail to develop, which could harm the market price of the ADSs.

Prior to the global offering, while our ordinary shares have been traded on Euronext Brussels and Euronext Amsterdam since 2005, there has been no active public market for the ADSs in the United States, except a Level I ADR program, which is expected to be upgraded to a Level III ADR program in connection with the global offering. Although we anticipate the ADSs being approved for listing on NASDAQ, an active trading market for the ADSs may never develop or be sustained following the global offering. The initial public offering price of the ADSs will be based and determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of the ADSs after the global offering. In the absence of an active trading market for the ADSs, investors may not be able to sell their ADSs at or above the initial public offering price or at the time that they would like to sell. The market price of the ADSs could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing products or new products that may emerge;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us; share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	additions or departures of key management or scientific personnel;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of the ADSs by us, our insiders or our other shareholders; and

•	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for the ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our capital shares. In addition, the stock market in general, and biotechnology and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Fluctuations in the exchange rate between the U.S. dollar and the euro may increase the risk of holding the ADSs.

Our shares currently trade on Euronext Brussels and Euronext Amsterdam in euros, while the ADSs will trade on NASDAQ in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the euro may result in temporary differences between the value of the ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences.

In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the euro, the U.S. dollar equivalent of the proceeds that a holder of the ADSs would receive upon the sale in Belgium of any shares withdrawn from the depositary and the U.S. dollar equivalent of any cash dividends paid in euros on our shares represented by the ADSs could also decline.

Holders of the ADSs are not treated as shareholders of our company.

By participating in the U.S. offering you will become a holder of ADSs with underlying shares in a Belgian limited liability company. Holders of the ADSs are not treated as shareholders of our company, unless they withdraw our ordinary shares underlying the ADSs. The depositary, or its nominee, is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as shareholders of our company, other than the rights that they have pursuant to the deposit agreement.

We have broad discretion in the use of the net proceeds from the global offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds that we receive from the global offering, including applications for working capital, possible acquisitions and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from the global offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If securities or industry analysts do not publish research or publish inaccurate research or unfavorable research about our business, the price of the ordinary shares and ADSs and trading volume could decline.

The trading market for the ordinary shares and ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for the ordinary shares and ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades the ordinary shares and ADSs or publishes incorrect or unfavorable research about our business, the price of the ordinary shares and ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades the ordinary shares and ADSs, demand for the ordinary shares and ADSs could decrease, which could cause the price of the ordinary shares and ADSs or trading volume to decline.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of the ADSs or ordinary shares, as applicable, appreciates.

We have no present intention to pay dividends in the foreseeable future. Any recommendation by our board of directors to pay dividends will depend on many factors, including our financial condition (including losses carried-forward), results of operations, legal requirements and other factors. Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules. In addition, in accordance with Belgian law and our articles of association, we must allocate each year an amount of at least 5% of our annual net profit under our non-consolidated statutory accounts to a legal reserve until the reserve equals 10% of our share capital. Therefore, we are unlikely to pay dividends or other distributions in the foreseeable future. If the price of the ADSs or the ordinary shares declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

Our shareholders residing in countries other than Belgium may be subject to double withholding taxation with respect to dividends or other distributions made by us.

Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 25%, except for shareholders which qualify for an exemption of withholding tax such as, among others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of July 23, 1990, or the Parent-Subsidiary Directive, or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions. Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.-Belgium Tax Treaty. The U.S.-Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Tax Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Tax Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which holds at least 10% of the shares in the company. A 0% Belgian withholding tax applies when the shareholder is a company which has held at least 10% of the shares in the company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Tax Treaty.

If you purchase the ADSs in the U.S. offering or ordinary shares in the European private placement, you will experience substantial and immediate dilution.

If you purchase the ADSs in the U.S. offering or ordinary shares in the European private placement, you will experience substantial and immediate dilution of $30.70 (€27.53) per ADS/share in the net tangible book value after giving effect to the global offering at an assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, because the price that you pay will be substantially greater than the net tangible book value per ADS or per share, as applicable, that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their ordinary shares. You will experience additional dilution upon exercise of any outstanding warrants to acquire ordinary shares under our equity incentive plans (i.e., our warrant plans), or if we otherwise issue additional shares below the public offering price. For a further description of the dilution that you will experience immediately after the global offering, see the section of this prospectus titled “Dilution.”

Future sales of ordinary shares or ADSs by existing shareholders could depress the market price of the ordinary shares and ADSs.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the public market after the 90-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of the ordinary shares and ADSs could decline significantly and could decline below the public offering price. Upon completion of the global offering, we will have outstanding 35,590,677 ordinary shares, approximately 581,398 of which are subject to the 90-day contractual lock-up referred to above. The representatives of the underwriters may permit us, our directors and members of our executive committee to sell shares prior to the expiration of the lock-up agreements. See “Underwriting.”

After the lock-up agreements pertaining to the global offering expire, and based on the number of ordinary shares outstanding upon completion of the global offering, 581,398 additional shares will be eligible for sale in the public market, all of which shares are held by directors and members of the executive committee and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, the ordinary shares subject to outstanding warrants under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.

Following the global offering, we intend to file one or more registration statements with the SEC covering ordinary shares available for future issuance under our equity incentive plans. Upon effectiveness of such registration statements, any shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent that they are restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of the shares issued under these plans in the public market could have an adverse effect on the market price of the ordinary shares and ADSs.

See the section of this prospectus titled “Shares and ADSs Eligible for Future Sale” for a more detailed description of sales that may occur in the future. If these additional shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ordinary shares and ADSs could decline substantially.

We are a Belgian public limited liability company, and shareholders of our company may have different and in some cases more limited shareholder rights than shareholders of a U.S. listed corporation.

We are a public limited liability company incorporated under the laws of Belgium. Our corporate affairs are governed by Belgian corporate law. The rights provided to our shareholders under Belgian corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. corporation under applicable U.S. federal and state laws.

Under Belgian corporate law, other than certain limited information that we must make public and except in certain limited circumstances, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of its shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our Company, in case we fail to enforce such right ourselves, other than in certain cases of director liability under limited circumstances. In addition, a majority of our shareholders present or represented at our meeting of shareholders may release a director from any claim of liability we may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided, in some cases, that the relevant acts were specifically mentioned in the convening notice to the meeting of shareholders deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination. See “Description of Share Capital.”

As a result of these differences between Belgian corporate law and our articles of association, on the one hand, and the U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as an ADS holder of our company than you would as a shareholder of a listed U.S. company.

Takeover provisions in Belgian law may make a takeover difficult.

Public takeover bids on our shares and other voting securities, such as warrants or convertible bonds, if any, are subject to the Belgian Act of April 1, 2007 and to the supervision by the Belgian Financial Services and Markets Authority, or FSMA. Public takeover bids must be made for all of our voting securities, as well as for all other securities that entitle the holders thereof to the subscription to, the acquisition of or the conversion into voting securities. Prior to making a bid, a bidder must issue and disseminate a prospectus, which must be approved by the Belgian FSMA. The bidder must also obtain approval of the relevant competition authorities, where such approval is legally required for the acquisition of our company.

The Belgian Act of April 1, 2007 provides that a mandatory bid will be triggered if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting on their account, directly or indirectly holds more than 30% of the voting securities in a company that has its registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility designated by the Royal Decree of April 27, 2007 on public takeover bids. The mere fact of exceeding the relevant threshold through the acquisition of one or more shares will give rise to a mandatory bid, irrespective of whether or not the price paid in the relevant transaction exceeds the current market price.

There are several provisions of Belgian company law and certain other provisions of Belgian law, such as the obligation to disclose important shareholdings and merger control, that may apply to us and which may make an unfriendly tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that third parties may consider and thus deprive the shareholders of the opportunity to sell their shares at a premium (which is typically offered in the framework of a takeover bid).

Holders of ADSs will not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

Holders of ADSs may instruct the depositary of their ADSs to vote the ordinary shares underlying their ADSs. Otherwise, ADS holders will not be able to exercise their right to vote, unless they withdraw the ordinary shares underlying the ADSs they hold. However, ADS holders may not know about the meeting far enough in advance to withdraw those ordinary shares. We cannot guarantee ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ordinary shares or to withdraw their ordinary shares so that they can vote them themselves. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote, and there may be nothing they can do if the ordinary shares underlying their ADSs are not voted as they requested.

We may not be able to complete equity offerings without cancellation or limitation of the preferential subscription rights of our existing shareholders, which may as a practical matter preclude us from timely completing offerings.

In accordance with the Belgian Companies Code, our articles of association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis for any issue for cash of new shares, convertible bonds or warrants that are exercisable for cash, unless such rights are cancelled or limited either by resolution of our shareholders’ meeting or by our board of directors in the framework of the authorized capital, as described below. On May 23, 2011, our shareholders authorized our board to increase our share capital (possibly with cancellation or limitation of the preferential subscription rights of our existing shareholders at the discretion of our board), subject to certain limitations, for a period of five years. We refer to this authority for our board to increase our share capital as our authorized capital. As of the date of this prospectus, our board of directors may decide to issue up to 21,153,728 ordinary shares pursuant to this authorization, without taking into account however the shares that we will issue in this global offering or subsequent issuances under our warrant programs or otherwise. See “Description of Share Capital—Articles of Association and Other Share Information—Changes to our Share Capital.” Absent renewal by our shareholders of this authorization of the board or absent cancellation or limitation by our shareholders of the preferential subscription rights of our existing shareholders, the requirement to offer our existing shareholders the preferential right to subscribe, pro rata, for new shares being offered may as a practical matter preclude us from timely raising capital on commercially acceptable terms or at all.

Shareholders may not be able to participate in equity offerings we may conduct from time to time.

Certain shareholders, including those in the United States, may, even in the case where preferential subscription rights have not been cancelled or limited, not be entitled to exercise such rights, unless the offering is registered or the shares are qualified for sale under the relevant regulatory framework. As a result, there is the risk that investors may suffer dilution of their shareholdings should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future.

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of American Depositary Shares—Your Right to Receive the Shares Underlying Your ADSs.”

We are an “emerging growth company” and are availing ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make the ADSs or our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find the ADSs or our ordinary shares less attractive because we may rely on these exemptions. If some investors find the ADSs or our ordinary shares less attractive as a result, there may be a less active trading market for the ADSs or our ordinary shares and the price of the ADSs or our ordinary shares may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenue of $1.0 billion or more; (2) the last day of our fiscal year following the fifth anniversary of the date of the completion of the global offering; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs or our ordinary shares.

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Brussels and Euronext Amsterdam and intend to report our results of operations voluntarily on a quarterly basis, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there will be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NASDAQ corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer listed on NASDAQ, we will be subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Belgium, which is our home country, may differ significantly from corporate governance listing standards. For example, neither the corporate laws of Belgium nor our articles of association require a majority of our directors to be independent and we could include non-independent directors as members of our nomination and remuneration committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. See “Management.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2016.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of the members of our executive committee or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

It may be difficult for investors outside Belgium to serve process on, or enforce foreign judgments against, us or our directors and senior management.

We are a Belgian public limited liability company. Less than a majority of the members of our board of directors and members of our executive committee are residents of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal that are exhaustively listed in Article 25 of the Belgian Code of Private International Law. Actions for the enforcement of judgments of U.S. courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court and is satisfied that:

•	the effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;

•	the judgment did not violate the rights of the defendant;

•	the judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;

•	the judgment is not subject to further recourse under U.S. law;

•	the judgment is not compatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be enforced in Belgium;

•	a claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;

•	the Belgian courts did not have exclusive jurisdiction to rule on the matter;

•	the U.S. court did not accept its jurisdiction solely on the basis of either the nationality of the plaintiff or the location of the disputed goods; and

•	the judgment submitted to the Belgian court is authentic.

In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered. The findings of a federal or state court in the United States will not, however, be taken into account to the extent they appear incompatible with Belgian public policy.

After the completion of the global offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

U.S. holders of the ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. See “Material United States and Belgian Income Tax Considerations—Certain Material U.S. Federal Income Tax Considerations to U.S. Holders—Passive Foreign Investment Company Considerations.”

Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (which, assuming we are not a “controlled foreign corporation” under Section 957(a) of the Code for the year being tested, may be determined in large part by reference to the market value of the ADSs and ordinary shares, which may be volatile) from time to time. Our status may also depend, in part, on how quickly we utilize the cash proceeds from the global offering in our business. With respect to the 2015 taxable year and foreseeable future taxable years, we do not anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets. However, our status as a PFIC is a fact-intensive determination made on an annual basis and we cannot provide any assurances regarding our PFIC status for the current or future taxable years. We do not currently intend to provide the information necessary for U.S. holders to make a “qualified electing fund,” or QEF, election if we are treated as a PFIC for any taxable year, and prospective investors should assume that a QEF election will not be available.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly the sections of this prospectus titled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. All statements other than present and historical facts and conditions contained in this prospectus, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this prospectus, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “will,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;

•	our ability to advance product candidates into, and successfully complete, clinical trials;

•	our reliance on the success of our product candidate filgotinib and certain other product candidates;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to develop sales and marketing capabilities;

•	the commercialization of our product candidates, if approved;

•	the pricing and reimbursement of our product candidates, if approved;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

•	cost associated with defending intellectual property infringement, product liability and other claims;

•	regulatory development in the United States, Europe and other jurisdictions;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

•	our ability to maintain and establish collaborations or obtain additional grant funding;

•	the rate and degree of market acceptance of our product candidates;

•	developments relating to our competitors and our industry, including competing therapies;

•	our ability to effectively manage our anticipated growth;

•	our ability to attract and retain qualified employees and key personnel;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;

•	our expected use of proceeds of the global offering;

•	the future trading price of the ADSs and impact of securities analysts’ reports on these prices; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

You should refer to the section of this prospectus titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise.

CURRENCY EXCHANGE RATES

The following table sets forth, for each period indicated, the low and high exchange rates of U.S. dollars per euro, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the noon buying rate of the Federal Reserve Bank of New York for the euro. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this prospectus may vary.

	2010	2011	2012	2013	2014
High	1.4536	1.4875	1.3463	1.3816	1.3927
Low	1.1959	1.2926	1.2062	1.2774	1.2101
Rate at end of period	1.3269	1.2973	1.3186	1.3779	1.2101
Average rate per period	1.3261	1.3931	1.2859	1.3281	1.3297

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of the month based on the noon buying rate as described above.

	November 2014	December 2014	January 2015	February 2015	March 2015	April 2015
High	1.2554	1.2504	1.2015	1.1462	1.1212	1.1174
Low	1.2394	1.2101	1.1279	1.1197	1.0524	1.0582
Rate at end of period	1.2438	1.2101	1.1290	1.1197	1.0741	1.1162

On May 4, 2015, the exchange rate for the euro was €1.00 = $1.1152 as published by the European Central Bank. Unless otherwise indicated, currency translations in this prospectus reflect the May 4, 2015 exchange rate.

MARKET INFORMATION

Our ordinary shares have been trading on Euronext Brussels and Euronext Amsterdam under the symbol “GLPG” since May 2005.

The following table sets forth for the periods indicated the reported high and low closing sale prices per ordinary share on Euronext Brussels and Euronext Amsterdam in euros.

Period	High	Low
Annual:
2010	€13.12	€8.20
2011	€12.32	€5.20
2012	€17.80	€10.17
2013	€20.63	€13.41
2014	€18.41	€10.19

Quarterly:
First Quarter 2013	€20.63	€16.49
Second Quarter 2013	€20.45	€14.12
Third Quarter 2013	€16.75	€14.79
Fourth Quarter 2013	€15.60	€13.41
First Quarter 2014	€18.41	€15.20
Second Quarter 2014	€17.00	€13.56
Third Quarter 2014	€15.29	€11.86
Fourth Quarter 2015	€15.49	€10.19
First Quarter 2015	€23.52	€14.97

Month ended:
November 2014	€12.94	€11.31
December 2014	€15.49	€13.00
January 2015	€18.18	€14.97
February 2015	€20.37	€18.95
March 2015	€23.52	€19.80
April 2015	€39.25	€22.23
May 2015 (through May 4, 2015)	€38.05	€38.05

On May 4, 2015, the last reported sale price of our ordinary shares on Euronext Amsterdam was €38.05 per share.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the global offering of approximately $183.3 (€164.3) million, assuming a public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ option to purchase additional ordinary shares and ADSs. If the underwriters exercise in full their option to purchase additional ADSs in the U.S. offering and additional ordinary shares in the European private placement, we estimate that we will receive net proceeds from the global offering of approximately $211.2 (€189.4) million, assuming a public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 (€0.90) increase (decrease) in the assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement would increase (decrease) our net proceeds from the global offering by $4.4 (€3.9) million, assuming the number of shares and ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. Each increase or decrease of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us would increase or decrease the net proceeds to us from the sale of the shares and ADSs we are offering by $39.5 (€35.4) million, assuming that the assumed public offering price remains the same and after deducting underwriting discounts and commissions. Each increase of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us together with a concomitant $1.00 (€0.90) increase in the assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, would increase the net proceeds to us from the sale of the shares and ADSs we are offering by $44.8 (€40.2) million, after deducting underwriting discounts and commissions. Each decrease of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us together with a concomitant $1.00 (€0.90) decrease in the assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement would decrease the net proceeds to us from the sale of the shares and ADSs we are offering by $42.9 (€38.5) million, after deducting underwriting discounts and commissions. The actual net proceeds payable to us will adjust based on the actual number of shares and ADSs offered by us, the actual public offering price and other terms of the global offering determined at pricing.

The principal purposes of the global offering are to increase our financial flexibility to advance our clinical pipeline, create a public market for our securities in the United States and facilitate our future access to the U.S. public equity markets. We currently expect to use the net proceeds from the global offering as follows:

•	approximately $80 million to advance our CF program combination therapy (GLPG1837, GLPG2222 and a second corrector candidate expected to be identified later in 2015) in CF until the end of Phase 2 clinical development;

•	approximately $65 million to advance our IBD program (GLPG1205) until the end of Phase 2 clinical development; and

•	approximately $30 million to advance the discovery and development of our earlier stage programs, including our IPF program (GLPG1690).

We expect to use the remainder of any net proceeds from the global offering for working capital and other general corporate purposes.

We may also use a portion of the net proceeds to in-license, acquire or invest in complementary technologies, products or assets, either alone or together with a collaboration partner. However, we have no current plan, commitments or obligations to do so.

Based on our current operational plans and assumptions, we expect that the net proceeds from the global offering, combined with our current operating capital, will be sufficient to support the advancement of our research and development programs until the end of 2017. However, there can be no assurance that these expectations will be correct. See “Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—We will require substantial additional funding, which may not be available to us on acceptable terms, or at all.”

We currently have no specific plans as to how the net proceeds from the global offering will be allocated beyond the uses specified above, and therefore management will retain discretion to allocate the remainder of the net proceeds of the global offering among these uses.

This expected use of the net proceeds from the global offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of the global offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from pre-clinical studies and any ongoing clinical trials or clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. For example, in the event that AbbVie does not elect to in-license filgotinib in the second half of 2015 under our collaboration agreement with AbbVie, we may elect to use a portion of the net proceeds from the global offering to advance filgotinib on our own. As a result, our management will retain broad discretion over the allocation of the net proceeds from the global offering.

Pending our use of the net proceeds from the global offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend for the foreseeable future to retain all available funds and any future earnings for use in the operation and expansion of our business. All of the ordinary shares, including in the form of ADSs, offered by this prospectus will have the same dividend rights as all of our other outstanding ordinary shares. In general, distributions of dividends proposed by our board of directors require the approval of our shareholders at a shareholders’ meeting with a simple majority vote, although our board of directors may declare interim dividends without shareholder approval, subject to the terms and conditions of the Belgian Companies Code. See “Description of Share Capital.”

Pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory financial accounts. In addition, under the Belgian Companies Code, we may declare or pay dividends only if, following the declaration and issuance of the dividends, the amount of our net assets on the date of the closing of the last financial year according to our statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian accounting rules), decreased with the non-amortized costs of incorporation and expansion and the non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the called capital), increased with the amount of non-distributable reserves. Finally, prior to distributing dividends, we must allocate at least 5% of our annual net profits (under our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules) to a legal reserve, until the reserve amounts to 10% of our share capital.

For information regarding the Belgian withholding tax applicable to dividends and related U.S. reimbursement procedures, see “Material United States and Belgian Income Tax Law Considerations—Belgian Tax Consequences.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2014 on:

•	an actual basis; and

•	an as adjusted basis to reflect: (1) our issuance and sale of 4,720,000 ordinary shares (including 3,776,000 ordinary shares in the form of ADSs) in the global offering at an assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and related notes beginning on page F-1, as well as the sections of this prospectus titled “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	December 31, 2014
	Actual	As adjusted(1)
	(Euro, in thousands)
Cash and cash equivalents	€187,712	€352,040

Financial lease liability	167	167
Oseo financing	1,029	1,029
Equity:
Share capital	157,274	167,541
Share premiums	114,182	268,243
Other reserves	(220)	(220)
Translation differences	(1,157)	(1,157)
Accumulated losses	(63,944)	(63,944)

Total equity	206,135	370,463

Total capitalization	€207,331	€371,659

(1)

Each $1.00 (€0.90) increase or decrease in the assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, would increase or decrease each of as adjusted cash and cash equivalents, total equity attributable to our shareholders and total capitalization by approximately $4.4 (€3.9) million, assuming that the number of shares and ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares and ADSs we are offering. Each increase or decrease of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us would increase or decrease each of as adjusted cash and cash equivalents, total equity attributable to our shareholders and total capitalization by approximately $39.5 (€35.4) million, assuming that the assumed public offering price remains the same, and after deducting underwriting discounts and commissions. Each increase of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us together with a concomitant $1.00 (€0.90) increase in the assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, would increase each of as adjusted cash and cash equivalents, total equity attributable to our shareholders and total capitalization by approximately $44.8 (€40.2) million, after deducting underwriting discounts and commissions. Each decrease of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us together with a concomitant $1.00 (€0.90) decrease in the assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, would decrease each of as adjusted cash and cash equivalents, total equity attributable to our shareholders and total capitalization by approximately $42.9 (€38.5) million, after deducting underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of shares and ADSs offered by us, and other terms of the global offering determined at pricing.

The number of ordinary shares that will be outstanding after the global offering is based on the number of shares outstanding as of December 31, 2014 and excludes 3,590,853 ordinary shares issuable upon the exercise of warrants outstanding as of December 31, 2014 pursuant to our warrant plans, at a weighted average exercise price of €12.06 per warrant.

DILUTION

If you invest in the ordinary shares or ADSs in the global offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share/ADS paid by purchasers of the shares or ADSs and the as adjusted net tangible book value per share/ADS after the global offering. Our net tangible book value as of December 31, 2014 was €204.1 ($227.6) million, or €6.74 ($7.51) per share. Net tangible book value per share is determined by dividing (1) our total assets less our intangible assets and our total liabilities by (2) the number of ordinary shares outstanding as of December 31, 2014, or 30,299,129 ordinary shares.

After giving effect to our sale of 4,720,000 ordinary shares in the global offering (including 3,776,000 ordinary shares represented by ADSs) at an assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2014 would have been €368.4 ($410.9) million, or €10.52 ($11.73) per share/ADS. This amount represents an immediate increase in net tangible book value of €3.78 ($4.22) per share/ADS, to our existing shareholders and an immediate dilution in net tangible book value of €27.53 ($30.70) per share/ADS to new investors.

The following table illustrates this dilution on a per share/ADS basis:

Assumed initial public offering price per share/ADS		€38.05
Historical net tangible book value per share/ADS as of December 31, 2014	€6.74
Increase in net tangible book value per share/ADS attributable to new investors participating in this offering	€3.78

As adjusted net tangible book value per share/ADS after the global offering		€10.52

Dilution per share/ADS to new investors participating in the global offering		€27.53

One of our strategic partners, AbbVie, has indicated an interest in purchasing $30.0 million (or the Euro equivalent) of the securities offered in this global offering. However, because indications of interest are not binding agreements or commitments to purchase, this entity may determine to purchase fewer securities than they have indicated or not to purchase any securities in this offering.

The dilution information discussed above and the as adjusted information discussed below is illustrative only and may change based on the actual public offering price, the actual number of shares and ADSs offered by us, and other terms of the global offering determined at pricing. Each $1.00 (€0.90) increase or decrease in the assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, would increase or decrease our as adjusted net tangible book value by approximately €3.9 ($4.4) million, or approximately €0.11 ($0.13) per share/ADS, and the dilution to new investors participating in the global offering would be approximately €28.31 ($31.57) per share/ADS, assuming that the number of shares and ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares and ADSs we are offering. An increase in the aggregate number of shares and ADSs offered by us by 1,000,000 shares and ADSs would increase the as adjusted net tangible book value by approximately €35.4 ($39.5) million, or €0.98 ($1.10) per share/ADS, and the dilution to new investors participating in the global offering would be €26.84 ($29.93) per share/ADS, assuming that the assumed public offering price remains the same, and after deducting underwriting discounts and commissions. Similarly, a decrease in the aggregate number of shares and ADSs offered by us by 1,000,000 shares and ADSs would decrease the as adjusted net tangible book value by approximately €35.4 ($39.5) million, or €1.04 ($1.16) per share/ADS, and the dilution to new investors participating in the global offering would be €28.26 ($31.52) per share/ADS, assuming that the assumed public offering price remains the same, and after deducting underwriting discounts and commissions. Each increase of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us together with a concomitant $1.00 (€0.90) increase in the assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, would increase our as adjusted net tangible book value by approximately €40.2 ($44.8) million, or approximately €1.11 ($1.24) per share/ADS, and the dilution to new investors participating in the global offering would be approximately €27.6 ($30.8) per share/ADS, after deducting underwriting discounts and commissions. Each decrease of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us together with a concomitant $1.00 (€0.90) decrease in the assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, would decrease our as adjusted net tangible book value by approximately €38.5 ($42.9) million, or approximately €1.13 ($1.26) per share/ADS and the dilution to new investors participating in the global offering would be approximately €27.5 ($30.6) per share/ADS, after deducting underwriting discounts and commissions. The as adjusted information discussed above is illustrative, only and will be adjusted based on the actual public offering price, the actual number of shares and ADSs offered by us and other terms of the global offering determined at pricing.

If the underwriters exercise their option to purchase additional shares and ADSs in full, the as adjusted net tangible book value per share/ADS after the global offering would be €11.01 ($12.3) per share/ADS, the increase in the as adjusted net tangible book value to existing shareholders would be €4.3 ($4.8) per share/ADS, and the dilution to new investors participating in the global offering would be €27.0 ($30.2) per share/ADS.

The following table sets forth as of December 31, 2014 consideration paid to us in cash for shares purchased from us by our existing shareholders and by new investors participating in the global offering, based on an assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, and before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary shares/ ADSs purchased from us		Total consideration		Average price per ordinary share/ADS
	Number	Percent	Amount	Percent
Existing shareholders	30,299,129	86.5%	€278,085,819	60.8%	€9.18
New investors	4,720,000	13.5	179,596,000	39.2	38.05

Total	35,019,129	100.0%	€457,681,819	100.0%	€13.07

Each $1.00 (€0.90) increase or decrease in the assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, would increase or decrease the total consideration paid by new investors participating in the global offering by $4.7 (€4.2) million, assuming that the number of shares and ADSs offered by us, as set forth on the cover page of the prospectus, remains the same and before deducting underwriting discounts and commissions. We may also increase or decrease the number of shares and ADSs we are offering. An increase or decrease in the aggregate number of shares and ADSs offered by us by 1,000,000 shares and ADSs would increase or decrease the total consideration paid by new investors participating in the global offering by $42.4 (€38.0) million, assuming that the assumed public offering price remains the same and before deducting underwriting discounts and commissions. Each increase of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us together with a concomitant $1.00 (€0.90) increase in the assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, would increase the total consideration paid by new investors participating in the global offering by $48.2 (€43.2) million, before deducting underwriting discounts and commissions. Each decrease of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us together with a concomitant $1.00 (€0.90) decrease in the assumed public offering price of $42.43 per ADS in the U.S. offering and €38.05 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 4, 2015, would decrease the total consideration paid by new investors participating in the global offering by $47.2 (€42.3) million, before deducting underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price, the actual number of shares and ADSs offered by us and other terms of the global offering determined at pricing.

In addition, if the underwriters exercise their options to purchase additional ADSs and ordinary shares in full, the number of shares held by the existing shareholders after the global offering would be reduced to 85% of the total number of ordinary shares outstanding after the global offering, and the number of ordinary shares (including shares underlying ADSs) held by new investors participating in the global offering would increase to 5,428,000, or 15% of the total number of ordinary shares outstanding after the global offering.

The tables and calculations above are based on the number of ordinary shares outstanding as of December 31, 2014, and excludes 3,590,853 ordinary shares issuable upon the exercise of warrants outstanding as of December 31, 2014 pursuant to our warrant plans, at a weighted average exercise price of €12.06 per warrant.

SELECTED FINANCIAL AND OTHER DATA

You should read the following selected financial and operating data in conjunction with the consolidated financial statements and related notes beginning on page F-1 and the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Currency Exchange Rates.” We derived the consolidated statements of operations data for the years ended December 31, 2014, 2013 and 2012 and statements of financial position data as of December 31, 2012, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. Our historical results are not necessarily indicative of the results to be expected in the future.

Consolidated statement of operations data:

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands, except share and per share data)
Revenues	€69,368	€76,625	€74,504
Other income	20,653	19,947	17,722

Total revenues and other income	90,021	96,572	92,226

Services cost of sales	—	—	(5,584)
Research and development expenditure	(111,110)	(99,380)	(80,259)
General and administrative expenses	(13,875)	(12,353)	(12,118)
Sales and marketing expenses	(992)	(1,464)	(1,285)
Restructuring and integration costs	(669)	(290)	(2,506)

Operating loss	(36,624)	(16,915)	(9,526)

Finance income	1,424	780	1,927

Loss before tax	(35,201)	(16,135)	(7,599)

Income taxes	(2,103)	(676)	164

Net loss from continuing operations	(37,303)	(16,811)	(7,435)

Net income from discontinued operations	70,514	8,732	1,714

Net income / loss (-)	€33,211	€(8,079)	€(5,721)

Net income / loss (-) attributable to:
Owners of the parent	33,211	(8,079)	(5,721)

Basic and diluted income / loss (-) per share	€1.10	€(0.28)	€(0.22)

Basic and diluted loss per share from continuing operations	€(1.24)	€(0.58)	€(0.28)
Weighted average number of shares (in ’000 shares)	30,108	28,787	26,545

Condensed consolidated statement of financial position:

	December 31,
	2014	2013	2012
	(Euro, in thousands)
Cash and cash equivalents	€187,712	€138,175	€94,369

Total assets	270,467	287,374	235,329

Total equity	206,135	167,137	118,447

Total non-current liabilities	3,976	7,678	7,868
Total current liabilities	60,356	112,559	109,014

Total liabilities	64,332	120,237	116,882

Total liabilities and equity	€270,467	€287,374	€235,329

Condensed consolidated statement of cash flows:

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Cash and cash equivalents at beginning of the period .	€138,175	€94,369	€32,277

Net cash flows generated / used (-) in operating activities	(75,555)	1,846	65,873
Net cash flows generated / used (-) in investing activities	120,606	(11,988)	(6,437)
Net cash flows generated in financing activities	4,214	54,495	2,265
Effect of exchange rate differences on cash and cash equivalents	271	(548)	391

Cash and cash equivalents at end of the period	€187,712	€138,175	€94,369

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve certain risks and uncertainties. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly under the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections.

All amounts included herein with respect to the years ended December 31, 2012, 2013 and 2014 are derived from our audited consolidated financial statements. These financial statements are prepared pursuant to International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

Overview

Galapagos is a clinical-stage biotechnology company specialized in the discovery and development of small molecules with novel modes of action, addressing disease areas of high unmet medical need. We have leveraged our proprietary target discovery platform to deliver a pipeline comprising three Phase 2 programs, two Phase 1 trials, five pre-clinical studies and 20 discovery small-molecule and antibody programs. While our highly flexible platform offers applicability across a broad set of therapeutic areas, our most advanced clinical candidates are currently focused on inflammatory-related diseases such as rheumatoid arthritis, or RA; inflammatory bowel disease, or IBD; cystic fibrosis, or CF; and pulmonary disease, including idiopathic pulmonary fibrosis, or IPF. Our lead programs consist of GLPG0634, or filgotinib, in three Phase 2b DARWIN trials for RA and one Phase 2 FITZROY trial for Crohn’s disease, or CD; GLPG1205 in a Phase 2a ORIGIN trial for ulcerative colitis, or UC; GLPG1690, for which we expect to conduct a Phase 2a trial for IPF; and a series of novel potentiators and correctors for CF. Almost exclusively, these programs are derived from our proprietary target discovery platform and it is Galapagos’ goal to develop these programs into best-in-class treatments. Filgotinib is being developed under a collaboration agreement with AbbVie, under which we expect a licensing decision by AbbVie in the second half of 2015. If AbbVie elects to in-license rights to filgotinib, AbbVie would secure exclusive commercialization rights for all indications. GLPG1205 and GLPG1690 are proprietary to us. We have also entered into a global alliance with AbbVie to discover, develop, and commercialize novel CF modulators to address the main mutations in CF patients, including Class II and Class III.

We devote substantially all of our resources to our drug discovery efforts from target discovery through to clinical development. To date, we do not have any products approved for sale and have not generated any revenue from product sales. We sold our service division to Charles River Laboratories International, Inc., or Charles River, on April 1, 2014. As a result, the service division has been reported under discontinued operations, although certain entities of the service division were not sold and are therefore still reported under continuing operations.

To date, we funded our operations through public and private placements of equity securities, upfront and milestone payments received from pharmaceutical partners under our collaboration and alliance agreements, payments under our fee-for-service contracts, funding from governmental bodies, interest income as well as the net proceeds from the sale of our service division. From January 1, 2012 until December 31, 2014, we raised net proceeds of €52.8 million from private placements of equity securities, and we also received €246.8 million in payments through our collaboration and alliance agreements. These are non-recurring items which have a significant impact upon the profitability or cash flow of our business in each year in which they are received and earned. Fee-for-service payments and payments from governmental bodies contributed €9.4 million and €23.5 million, respectively. Over the same period, we also received €3.1 million in interest payments. In April 2014, the sale of our service division generated net proceeds of €130.8 million. As of December 31, 2014, we had cash and cash equivalents of €187.7 million.

For the years ended December 31, 2013 and 2012, we incurred net losses of €8.1 million and €5.7 million respectively. Due to the sale of the service division, we realized a net income of €33.2 million for the year ended December 31, 2014. Excluding the impact of possible upfront and in-licensing payments we may receive from our collaborations, we forecast to continue incurring losses as we continue to invest in our clinical and pre-clinical development programs and our discovery platform.

Collaboration and Alliance Agreements

Our main collaborations and alliance agreements are summarized below. All payment amounts in this section are converted into euros as per historical exchange rates (i.e. the spot rate at the moment of the transaction).

AbbVie Collaboration Agreement for RA and CD

In February 2012, we entered into a global collaboration agreement with AbbVie (as successor in interest) to develop and commercialize a Janus kinase 1, or JAK1, inhibitor with the potential to treat multiple autoimmune diseases. Under the collaboration agreement, filgotinib was selected as the lead compound for study, initially in the field of RA. In April 2013, we entered into an amendment of the collaboration agreement in order to expand the initial development plan for filgotinib in RA. In May 2013, we entered into a second amendment of the collaboration agreement in order to expand the clinical development plan for filgotinib to the fields of CD and UC. A detailed summary of this collaboration agreement is set forth in “Business—Collaborations—Exclusive Collaboration for JAK Inhibitors.”

In connection with our entry into the collaboration agreement, we received a one-time, non-refundable, non- creditable upfront payment in the amount of $150 million (€111.6 million), and in connection with the first amendment to the collaboration agreement we received a one-time, non-refundable, non-creditable upfront payment in the amount of $20 million (€15.6 million). Since 2012, we have recognized €112.2 million of this revenue, and €15.0 million is currently recorded as deferred revenue and is expected to be recognized over the first half of 2015. All payments by AbbVie to us are made in U.S. dollars.

Should AbbVie in-license filgotinib, we will be entitled to receive a one-time, non-refundable, non-creditable payment in the amount of $200 million, and we will be eligible to receive additional milestone payments potentially amounting to $1.0 billion. These milestones are partly regulatory milestones and partly sales-based commercial milestones. In addition, we will be eligible to receive tiered royalty percentages ranging from the low double digits to the lower twenties on net sales of licensed products payable on a product-by-product basis. In the event we exercise our co-promotion option with respect to a licensed product, we would assume a portion of the co-promotion effort in The Netherlands, Belgium, and Luxembourg and share in the net profit and net losses in these territories instead of receiving royalties in those territories during the period of co-promotion.

Following completion of our Phase 2 clinical trial of filgotinib for CD, we are required to submit a complete data package to AbbVie for its evaluation, after which AbbVie will have an opportunity to make a good faith determination of whether certain specified success criteria have been satisfied. In the event that AbbVie has in-licensed filgotinib as described above, and AbbVie elects filgotinib for CD, either by written notice or by initiating a Phase 3 trial of filgotinib for CD or UC, then AbbVie will be required to pay us an additional, one-time, non-refundable, non-creditable payment in the amount of $50 million.

AbbVie Collaboration Agreement for CF

In September 2013, we entered into a global collaboration agreement with AbbVie focused on the discovery and worldwide development and commercialization of potentiator and corrector molecules for the treatment of CF. A detailed summary of this collaboration agreement is set forth in “Business—Collaborations—Exclusive Collaboration for CFTR Modulators (CF).”

Upon execution of the collaboration agreement, we received a one-time non-refundable, non-creditable upfront payment of $45.0 million (€34.0 million). Since 2013, we have recognized €22.6 million of this revenue, and €11.4 million is currently recorded as deferred revenue and is expected to be recognized over the year 2015. In December 2014, we initiated a Phase 1 trial for GLPG1837 for which we received a milestone payment of $10.0 million (€8.0 million). All payments by AbbVie to us are made in U.S. dollars.

Under the agreement, we are eligible to receive up to $350 million in total additional developmental, regulatory, and sales-based milestones. In addition, we will be eligible to receive tiered royalty percentages ranging from the mid-teens to twenty percent on net sales of licensed products payable on a product-by-product basis. In the event we exercise our co-promotion option with respect to a licensed product, we would assume a portion of the co-promotion effort in The Netherlands, Belgium, and Luxembourg and share in the net profit and net losses in these territories instead of receiving royalties in those territories during the period of co-promotion.

Components of Results of Operations

Revenue

Our revenues in our continuing operations to date have consisted principally of milestones, license fees, and upfront payments received in connection with our collaboration and alliance agreements. Additionally, we have generated revenue from our fee-for-service activities and various research and development, or R&D, incentives and grants.

Collaboration and alliance agreements with our commercial partners for research and development activities generally include non-refundable, upfront fees; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; license fees; and royalties on sales.

Our revenue recognition policies are as follows:

Upfront Payments

Non-refundable, upfront payments received in connection with research and development collaboration agreements are deferred and recognized over the relevant period of our involvement. At inception, management estimates the period of our involvement as well as the cost involved in the project. Upfront payments are recognized over the estimated period of involvement, either on a straight line basis or based on the cost incurred under the project if such cost can be reliably estimated. Periodically, we reassess the estimated time and cost to complete the project phase and adjust the time period over which the revenue is deferred accordingly.

Milestone Payments

Research milestone payments are recognized as revenues when milestones are achieved. In addition, the payments have to be acquired irrevocably and the milestone payment amount needs to be substantive and commensurate with the magnitude of the related achievement. Milestone payments that are not substantive, not commensurate, or that are not irrevocable are recorded as deferred revenue. Revenue from these activities can vary significantly from period to period due to the timing of milestones.

License Fees

Revenues from term licenses are spread over the period to which the licenses relate, reflecting the obligation over the term, to update content and provide ongoing maintenance. Revenues from perpetual licenses are recognized immediately upon sale to the extent that there are no further obligations.

Royalties

Royalty revenues are recognized when we can reliably estimate such amounts and collectability is reasonably assured. As such, we generally recognize royalty revenues in the period in which our licensees are reporting the royalties to us through royalty reports, that is, royalty revenues are generally recognized in arrears, i.e., after the period in which sales by our licensees occurred. Under this accounting policy, the royalty revenues we report are not based upon our estimates and such royalty revenues are typically reported in the same period in which we receive payment from our licensees.

Grants and R&D Incentives

We benefit from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse approved expenditures incurred in our R&D efforts and are credited to the income statement, under other income, when the relevant expenditure has been incurred and there is reasonable assurance that the grant or R&D incentive is receivable. The main grants and R&D incentives are as follows:

•	Companies in Belgium are eligible to receive R&D incentives linked to R&D investments (cash rebates equaling 33.99% of 13.5% of the investment value in 2014, or 33.99% of 14.5% of the investment value in 2013). This R&D tax credit results in a cash inflow to us from the tax authorities five years after the investment was made and capitalized in our standalone financial statements under Belgian GAAP for the portion that has not been used to offset the payment of corporate tax or is paid to us for the portion that remains unused. We also received several grants from an agency of the Flemish government to support various research programs focused on technological innovation in Flanders. These grants carry clauses which require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. Finally, we also benefit from certain rebates on payroll withholding taxes for scientific personnel.

•	In France, we benefit from R&D incentives from the French Government for R&D activities whereby 30% of qualifying research and development expenses can be recuperated. This research tax credit (credit d’impôt recherche), results in a cash inflow to us from the tax authorities after three years, i.e., it is used to offset the payment of corporate tax or is paid to us for the portion that remains unused. Qualifying expenditures largely comprise employment costs for research staff, consumables, and certain overhead costs as well as capped outsourcing costs incurred as part of research and development projects.

Services Cost of Sales

Cost of sales is no longer reported in our financial statements starting with the year ended December 31, 2013. Cost of sales reported within continuing operations in 2012 was related to our service business in Basel. The termination of those service activities was separate and distinct from the sale of the service division to Charles River on April 1, 2014 and BioFocus DPI AG, or our Basel subsidiary, remains part of the group. In 2012, the termination of the services provided by our Basel subsidiary did not qualify for discontinued operation accounting based on IFRS 5. Since our Basel subsidiary was also not part of the sale of the remaining service division to Charles River on April 1, 2014, our Basel subsidiary was also not presented as part of discontinued operations following that transaction.

R&D Expenditure

Expenses on R&D activities are recognized as an expense in the period in which the expense is incurred.

An internally-generated intangible asset arising from our R&D activities would be recognized only when an asset is created that can be identified, it is probable that the asset created will generate future economic benefits, and the development cost of the asset can be measured reliably.

Our Funded R&D Expenditure

Our funded R&D expenditure consists of costs associated with our R&D activities such as:

•	personnel costs associated with employing our team of R&D staff, including salaries, social security costs, and share-based compensation expenses;

•	disposables and lab consumables used in the conduct of our in-house research programs;

•	payments for research work conducted by sub-contractors and sponsorship of work by our network of academic collaborative research scientists;

•	subcontracting costs paid to contracted research organizations, or CROs, for our pre-clinical studies or clinical trials, as well as costs associated with safety studies;

•	premises costs associated with our laboratory and office space to accommodate our teams;

•	depreciation of fixed assets used to develop our product candidates; and

•	other operating expenses, namely software and licenses, maintenance costs for equipment, travel costs, and office expenses.

We expect to increase our investment in our funded R&D in the future as we seek to advance our most promising pipeline product candidates through further clinical development.

Alliance R&D Expenditure

R&D expenditure under alliance represent costs incurred by us in conducting R&D plans under our collaborations and alliance agreements. Our expenses primarily relate to the following key programs:

•	Development costs for the RA and CD collaboration with AbbVie, filgotinib: these costs relate to the Phase 2b trials and mainly consist of costs paid to CROs in conjunction with clinical trials, costs for production of the compound for clinical testing, and, to a smaller extent, personnel costs and consultancy costs.

•	Costs for the CF collaboration with AbbVie: these costs are primarily composed of (1) personnel costs, (2) internal laboratory costs, and (3) costs incurred in carrying out our pre-clinical toxicology, pharmacology, and both in vitro and in vivo pre-clinical models in the fields of CF.

•	Other R&D programs: these expenses primarily consist of personnel costs, costs for production of the pre-clinical compounds, and costs paid to CROs in conjunction with pre-clinical studies and clinical trials.

Our R&D expenses under alliance are expected to increase as we advance our CF program and any other alliance product candidate into clinical trials.

Since January 1, 2012, we cumulatively have spent approximately €290.7 million on R&D activities which can be allocated between our key programs as follows:

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
RA program on filgotinib with AbbVie	€30,437	€25,919	€17,061
IBD program on filgotinib with AbbVie	3,406	2,668
IBD program on GLPG1205	6,020	4,318	1,798
CF program with AbbVie	14,894	2,468
Pulmonary program on GLPG1690	4,592	2,425	3,639
Other	51,762	61,582	57,761

Total R&D expenditure	€111,110	€99,380	€80,259

As illustrated above, our R&D expenditures have shown a growth trend over the last three years from €80.3 million for the year ended December 31, 2012 to €99.4 million for the year ended December 31, 2013 and €111.1 million for the year ended December 31, 2014, respectively. The increase is driven by the maturing pipeline of our R&D projects. As drug candidate compounds have been progressively entering the clinic, costs for development of these molecules increased as well, specifically with regard to third-party CRO costs for conducting these clinical trials. Our RA filgotinib program accounts for 25% of the cumulative spend over the last three years with a total cost of €73.4 million. Costs reported under other programs relate to investments in our own funded discovery and development projects, and in our discovery platform, as well as costs related to other collaborations and alliance contracts.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits related to our executive, finance, business development, legal, intellectual property, and information technology support functions. Professional fees reported under general and administrative expenses mainly include legal fees, accounting fees, audit fees, and fees for taxation advisory. Other general and administrative operating expenses primarily encompass software and license costs, equipment maintenance and leasing costs, consultancy costs, insurance costs, office expenses, and travel costs.

We expect our general and administrative expenses to increase as we continue to support our growth and as we prepare to become, and operate as, a U.S.-listed company. Such costs include increases in our finance and legal personnel, additional external legal and audit fees, and expenses and costs associated with compliance with the regulations governing public companies. We also expect to incur increased costs for directors’ and officers’ liability insurance and an enhanced investor relations function.

Sales and Marketing Expenses

Sales and marketing expenses include costs associated with managing our commercial activities and the costs of compliance with the day-to-day requirements of being a listed public company in Belgium.

•	Headquarter costs related to investor relations and corporate communications in Belgium and The Netherlands.

•	Sales and marketing department in Croatia as from 2013.

Interest Expense and Interest Income

Interest expense consists primarily of interest expense incurred on finance leases.

Interest income consists primarily of interest earned by investing our cash reserves in short-term, interest-bearing deposit accounts.

Taxation

We have a history of losses. Excluding the impact of possible upfront or milestone payments we may receive from our collaborations, we forecast to continue incurring losses as we continue to invest in our clinical and pre-clinical development programs and our discovery platform. Consequently, we do not have any deferred tax asset on the balance sheet as at December 31, 2014, except for one subsidiary operating on a cost plus basis for the group for which a minor deferred tax asset was set up in 2014.

As a company that carries out extensive R&D activities, we, as a Belgian company, benefit from the patent income deduction, or PID, tax incentive. The PID allows a deduction of 80% of qualifying gross patent income from the taxable basis, resulting in an effective tax rate of a maximum 6.8% on this income. This income will come from eligible patents, which are self-developed in our Belgian or foreign research and development centers. We expect that future license payments with regard to eligible patents such as milestone payments, upfront fees, turnover of patented products and royalties will benefit from this PID and hence will be taxed at this favorable rate.

Operating Segments

Following the sale of the service division on April 1, 2014, the continuing operations relate primarily to research and development activities. Consequently, we only have one reportable segment.

Results of Operations

Comparison of Years Ended December 31, 2014 and 2013

The following table summarizes the results of our operations for the years ended December 31, 2014 and 2013, together with the changes to those items.

	Year ended December 31,
	2014	2013	% Change
	(Euro, in thousands, except share and per share data)
Revenues	€69,368	€76,625	(9%)
Other income	20,653	19,947	4%

Total revenues and other income	90,021	96,572	(7%)

Research and development expenditure	(111,110)	(99,380)	12%
General and administrative expenses	(13,875)	(12,353)	12%
Sales and marketing expenses	(992)	(1,464)	(32%)
Restructuring and integration costs	(669)	(290)	131%

Operating loss	(36,624)	(16,915)	117%

Finance income	1,424	780	83%

Loss before tax	(35,201)	(16,135)	118%

Income taxes	(2,103)	(676)	211%

Net loss from continuing operations	(37,303)	(16,811)	122%

Net income from discontinued operations	70,514	8,732

Net income / loss (-)	€33,211	€(8,079)

Net income / loss (-) attributable to:
Owners of the parent .	33,211	(8,079)

Basic and diluted income / loss (-) per share	€1.10	€(0.28)

Basic and diluted loss per share from continuing operations	€(1.24)	€(0.58)
Weighted average number of shares (in ’000 shares)	30,108	28,787

Revenues

The following table summarizes our revenues for the years ended December 31, 2014 and 2013, together with the changes to those items.

	Year ended December 31,		% Change
	2014	2013
	(Euro, in thousands)
Recognition of non-refundable upfront payments	€45,838	€51,751	(11%)
Milestone payments	19,768	20,488	(4%)
Other revenues	3,762	4,387	(14%)

Total revenues	€69,368	€76,625	(9%)

Total revenue decreased by €7.3 million, or 9%, to €69.4 million for the year ended December 31, 2014, from €76.6 million for the year ended December 31, 2013. This decrease was mainly driven by lower recognition of non-refundable upfront payments, as explained below.

Upfront payments predominantly relate to our collaboration agreements with AbbVie for RA, CD and CF.

Under the AbbVie RA and CD collaboration agreement, we received one-time, non-refundable, non-creditable upfront payments in the amount of $150 million (€111.6 million) in March 2012 and $20 million (€15.6 million) in connection with the first amendment to the collaboration agreement in May 2013. At inception and as of December 31, 2012, the period of involvement was estimated at 30 months starting in March 2012. As from April 2013 and as of December 31, 2013, we changed the estimate of our period of involvement to 34 months due to delays that occurred in clinical trials and changed our recognition of the remaining unrecognized upfront payments accordingly. As of June 30, 2014 and December 31, 2014, we changed the estimate of our period of involvement from 34 months to 39 months and 40 months, respectively, due to additional delays and changed our recognition of the remaining unrecognized upfront payments accordingly.

Under the AbbVie CF collaboration program, we received a one-time non-refundable, non-creditable upfront payment of $45.0 million (€34.0 million) in October 2013. Upfront revenue is recognized over the period of our involvement, which is estimated to last until the end of 2015.

As such, amounts of €51.8 million and €45.8 million were recognized as upfront revenue for the years ended December 31, 2013 and 2014, respectively.

Milestone revenues decreased by €0.7 million, or 4%, to €19.8 million for the year ended December 31, 2014 compared to €20.5 million for the year ended December 31, 2013. This decrease was primarily related to fewer milestones achieved in 2014 compared to 2013 as a result of the maturing pipeline of our projects under alliance. For the year ended December 31, 2014, $10 million of milestones (€8.0 million) were recognized in relation with our CF collaboration agreement with AbbVie. Under the RA, CD and CF arrangements with AbbVie, we may be eligible to receive future in-licensing payments up to $250 million, and milestone payments of up to $1,000 million and $350 million, respectively, from AbbVie depending on future progress of the collaborations. Further milestone payments of €11.8 million in 2014 primarily related to partnered programs with Janssen Pharmaceutica; Les Laboratoires Servier, or Servier; and GlaxoSmithKline, or GSK. For the year ended December 31, 2013, €20.5 million of milestones primarily related to partnered programs with Janssen Pharmaceutica, Servier and GSK.

Other revenues decreased by €0.6 million, or 14%, to €3.8 million for the year ended December 31, 2014 compared to €4.4 million for the year ended December 31, 2013, principally due to lower revenues from fee-for- service activities.

Other Income

The following table summarizes our other income for the years ended December 31, 2014 and 2013, together with the changes to those items.

	Year ended December 31,		% Change
	2014	2013
	(Euro, in thousands)
Grant income	€5,646	€5,054	12%
Other income	15,008	14,893	1%

Total other income	€20,653	€19,947	4%

Total other income was composed of grant income and other income and increased by €0.7 million, or 4%, from €19.9 million for the year ended December 31, 2013 to €20.7 million for the year ended December 31, 2014.

The increase in total other income was primarily attributed to increased grant income, which increased by €0.6 million, or 12%, from €5.1 million for the year ended December 31, 2013 to €5.6 million for the year ended December 31, 2014. The majority of this grant income was related to grants from a Flemish agency, representing approximately 90% of all reported grant income in both years.

Other income increased slightly by €0.1 million, or 1%, from €14.9 million for the year ended December 31, 2013 to €15.0 million for the year ended December 31, 2014. Other income was primarily composed of:

•	Income from an innovation incentive system of the French government, which represented €7.8 million of other income for the year ended December 31, 2014 compared to €8.1 million for the year ended December 31, 2013.

•	Income from Belgian R&D incentives with regard to incurred R&D expenses, which represented €4.3 million of other income for the year ended December 31, 2014 compared to €4.1 million for the year ended December 31, 2013.

•	Tax rebates on payroll withholding taxes of R&D personnel in Belgium and The Netherlands, representing €2.4 million of other income for the year ended December 31, 2014 compared to €2.2 million for the year ended December 31, 2013.

R&D Expenditure

The following table summarizes our R&D expenditure for the years ended December 31, 2014 and 2013, together with the changes to those items.

	Year ended December 31,		% Change
	2014	2013
	(Euro, in thousands)
Personnel costs	€(31,038)	€(29,385)	6%
Subcontracting	(54,293)	(44,760)	21%
Disposables and lab fees and premises costs	(16,830)	(15,840)	6%
Other operating expenses	(8,949)	(9,395)	(5%)

Total R&D expenditure	€(111,110)	€(99,380)	12%

R&D expenditure increased by €11.7 million, or 12%, to €111.1 million for the year ended December 31, 2014, from €99.4 million for the year ended December 31, 2013. This increase was principally due to:

•	Increased R&D personnel costs of €1.7 million, or 6%, from €29.4 million for the year ended December 31, 2013 to €31.0 million for the year ended December 31, 2014, which was explained by an enlarged workforce, principally on the Belgian site (Mechelen). This was driven to a large extent by the new CF alliance with AbbVie (signed in September 2013), and to a smaller extent by the development project portfolio, predominantly our filgotinib project for RA and CD.

•	Increased subcontracting costs of €9.5 million, or 21%, from €44.8 million for the year ended December 31, 2013 to €54.3 million for the year ended December 31, 2014. This cost increase was mainly driven by increased subcontracting costs of €5.7 million for the RA and CD collaboration with AbbVie, reflecting the progress of the filgotinib program. To a lesser extent subcontracting costs increased by €2.9 million for the CF collaboration with AbbVie.

•	Intensified use of lab consumables was the main driver of the increase in disposables, lab fees and premises costs of €1.0 million, or 6%, from €15.8 million for the year ended December 31, 2013 to €16.8 million for the year ended December 31, 2014.

•	Other operating expenses slightly decreased by €0.4 million, or 5%, from €9.4 million for the year ended December 31, 2013 to €8.9 million for the year ended December 31, 2014.

The table below summarizes our research and development expenditure for the years ended December 31, 2014 and 2013, broken down by research and development expenses under alliance and own funded research and development expenses, together with the changes to those items.

	Year ended December 31,
	2014	2013	% Change
	(Euro, in thousands)
R&D under alliance	€76,297	€72,783	5%
Galapagos funded R&D	34,813	26,597	31%

Total R&D expenditure	€111,110	€99,380	12%

We track all R&D expenditures against detailed budgets and allocated them by individual project. The table below summarizes our R&D expenditure for the years ended December 31, 2014 and 2013, broken down by program, together with the changes to those items.

	Year ended December 31,
	2014	2013	% Change
	(Euro, in thousands)
RA program on filgotinib with AbbVie	€30,437	€25,919	17%
IBD program on filgotinib with AbbVie	3,406	2,668	28%
IBD program on GLPG1205	6,020	4,318	39%
CF program with AbbVie	14,894	2,468	504%
Pulmonary program on GLPG1690	4,592	2,425	89%
Other	51,762	61,582	(16%)

Total R&D expenditure	€111,110	€99,380	12%

R&D expenditure under alliance increased by €3.5 million, or 5%, from €72.8 million for the year ended December 31, 2013 to €76.3 million for the year ended December 31, 2014, primarily due to increased spending on the new CF program with AbbVie, which represented €14.9 million for the year ended December 31, 2014 compared to €2.5 million for the year ended December 31, 2013. To a lesser extent, R&D expenditure increased with regard to the RA and CD collaboration with AbbVie for filgotinib by €5.3 million, from €28.6 million for the year ended December 31, 2013 to €33.8 million for the year ended December 31, 2014. The movements above were partially offset by a decrease in other alliance costs, which explains the increase of the R&D costs under alliance by only 5%, or €3.5 million. We also increased our investments in our own funded portfolio by €8.2 million, or 31%, from €26.6 million for the year ended December 31, 2013 to €34.8 million for the year ended December 31, 2014.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2014 and 2013, together with the changes to those items.

	Year ended December 31,		% Change
	2014	2013
	(Euro, in thousands)
Personnel costs and directors fees	€(8,087)	€(7,156)	13%
Other operating expenses	(5,788)	(5,197)	11%

Total general and administrative expenses	€(13,875)	€(12,353)	12%

General and administrative expenses amounted to €12.4 million for the year ended December 31, 2013 and increased by €1.5 million, or 12%, to €13.9 million for the year ended December 31, 2014. This increase was principally due to personnel costs, which increased by €0.9 million, or 13%, from €7.2 million for the year ended December 31, 2013 to €8.1 million for the year ended December 31, 2014, resulting from various effects, such as increased costs of share-based payments plans (warrant plans) and change in classification between R&D and general and administrative expenditure for some management functions. In addition, other operating expenses increased by €0.6 million, or 11%, from €5.2 million for the year ended December 31, 2013 to €5.8 million for the year ended December 31, 2014, mainly due to higher professional fees.

Sales and Marketing Expenses

The following table summarizes our sales and marketing expenses for the years ended December 31, 2014 and 2013, together with the changes to those items.

	Year ended December 31,		% Change
	2014	2013
	(Euro, in thousands)
Personnel costs	€(579)	€(994)	(42%)
Other operating expenses	€(412)	(470)	(12%)

Total sales and marketing expenses	€(992)	€(1,464)	(32%)

Sales and marketing expenses decreased by €0.5 million, or 32%, from €1.5 million for the year ended December 31, 2013 to €1.0 million for the year ended December 31, 2014.

Restructuring and Integration Costs

The restructuring and integration costs amounted to €0.7 million for the year ended December 31, 2014 and to €0.3 million for the year ended December 31, 2013 and were entirely related to workforce reductions within certain of our R&D operations.

Financial Income and Expense

The following table summarizes our financial income and expense for the years ended December 31, 2014 and 2013, together with the changes to those items.

	Year ended December 31,		% Change
	2014	2013
	(Euro, in thousands)
Finance income:
Interest on bank deposit	€1,155	€1,179	(2%)
Other financial income	1,135	1,003	13%

Total financial income	2,291	2,182	5%

Finance expense:
Interest expenses	(110)	(156)	(30%)
Other financial charges	(757)	(1,246)	(39%)

Total financial expense	(867)	(1,402)	(38%)

Total finance income	€1,424	€780	83%

Finance income increased slightly by €0.1 million, or 5%, from €2.2 million for the year ended December 31, 2013 to €2.3 million for the year ended December 31, 2014.

Finance expense decreased by €0.5 million, or 38% from €1.4 million for the year ended December 31, 2013 to €0.9 million for the year ended December 31, 2014, primarily reflecting lower exchange rate losses arising from U.S. dollars. Interest expenses related to interests paid on financial lease.

Tax

The following table summarizes our tax result for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013
	(Euro, in thousands)
Current tax	€(2,396)	€—
Deferred tax	293	(676)

Total taxes	€(2,103)	€(676)

Current tax recorded in 2014 for an amount of €2.4 million relates to a tax provision for subsidiaries operating under cost plus transfer pricing arrangements, triggered by a change in estimate in 2014. Deferred tax recorded in 2014 for an amount of €0.3 million relates to one subsidiary operating on a cost plus basis for the group.

Deferred tax charges representing €0.7 million for the year ended December 31, 2013 related to the reversal of a deferred tax asset on tax losses carried forward in Croatia. Due to a revised business strategy of the subsidiary in 2013 (transition towards service company), the company would no longer be in a taxable position or even be profitable in the foreseeable future, which explained the reversal of the deferred tax asset.

Results from Discontinued Operations

The following table summarizes our results from discontinued operations for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013
	(Euro, in thousands, except share and per share data)
Results from discontinued operations:
Service revenues	€17,502	€61,074
Other income	669	1,902

Total revenues and other income	18,171	62,976

Services cost of sales	(11,283)	(41,297)
General and administrative expenses	(3,772)	(14,077)
Sales and marketing expenses	(255)	(948)
Restructuring and integration costs	(38)	(760)
Gain on sale	67,508	—

Operating income	70,331	5,895

Finance income / expense (-)	417	(954)

Income before tax	70,748	4,941

Income taxes	(234)	3,791

Net income from discontinued operations	€70,514	€8,732

Basic and diluted income per share from discontinued operations	€2.34	€0.30

Weighted average number of shares (in ’000 shares)	30,108	28,787

The service division was sold on April 1, 2014. The above table illustrates the results of the discontinued operations included in our consolidated results of operations for the years ended December 31, 2014 and 2013. For the year ended December 31, 2014, results only relate to the period from January 1, 2014 through the disposal on April 1, 2014.

Service revenues amounted to €17.5 million in the first quarter of 2014 which showed a strong increase compared to the revenue trend in 2013. Other income reported in 2014 represented income from R&D incentives related to one quarter of activity. Services cost of sales, general and administrative expenses and sales and marketing expenses showed a slight increase compared to the trend of the operating costs in 2013, following the growth of the service division.

Net income amounting to €70.5 million in 2014 was mainly driven by the €67.5 million gain on disposal of our service division.

Comparison of Years Ended December 31, 2013 and 2012

The following table summarizes the results of our operations for the years ended December 31, 2013 and 2012, together with the changes to those items.

	Year ended December 31,		% Change
	2013	2012
	(Euro, in thousands, except share and per share data)
Revenues	€76,625	€74,504	3%
Other income	19,947	17,722	13%

Total revenues and other income	96,572	92,226	5%

Services cost of sales	—	(5,584)	(100%)
Research and development expenditure	(99,380)	(80,259)	24%
General and administrative expenses	(12,353)	(12,118)	2%
Sales and marketing expenses	(1,464)	(1,285)	14%
Restructuring and integration costs	(290)	(2,506)	(88%)

Operating loss	(16,915)	(9,526)	78%

Finance income	780	1,927	(60%)

Loss before tax	(16,135)	(7,599)	112%

Income taxes	(676)	164	(512%)

Net loss from continuing operations	(16,811)	(7,435)	126%

Net income from discontinued operations	8,732	1,714	410%

Net loss	€(8,079)	€(5,721)	41%

Net loss attributable to:
Owners of the parent	(8,079)	(5,721)	—

Basic and diluted loss per share	€(0.28)	€(0.22)	—

Basic and diluted loss per share from continuing operations	€(0.58)	€(0.28)	—
Weighted average number of shares (in ’000 shares)	28,787	26,545	—

Revenues

The following table summarizes our revenues for the years ended December 31, 2013 and 2012, together with the changes to those items.

	Year ended December 31,		% Change
	2013	2012
	(Euro, in thousands)
Recognition of non-refundable upfront payments	€51,751	€38,194	35%
Milestone payments	20,488	27,699	(26%)
Other revenues	4,387	8,610	(49%)

Total revenues	€76,625	€74,504	3%

Total revenues increased by 3% to €76.6 million for the year ended December 31, 2013, compared to €74.5 million for the year ended December 31, 2012. This increase was driven by a variety of factors, as explained below.

Revenue recognized from upfront non-refundable payments increased by €13.6 million, or 35%, to €51.8 million for the year ended December 31, 2013 compared to €38.2 million for the year ended December 31, 2012.

Upfront payments predominantly relate to our collaboration agreements with AbbVie for RA, CD and CF.

Under the AbbVie RA and CD collaboration agreement, we received one-time, non-refundable, non-creditable upfront payments in the amount of $150 million (€111.6 million) in March 2012 and $20 million (€15.6 million) in connection with the first amendment to the collaboration agreement in May 2013. At inception and as of December 31, 2012, the period of involvement was estimated at 30 months starting in March 2012. As from April 2013 and as of December 31, 2013, we changed the estimate of our period of involvement to 34 months due to delays that occurred in clinical trials and changed our recognition of the remaining unrecognized upfront payments accordingly.

Under the AbbVie CF collaboration program, we received a one-time non-refundable, non-creditable upfront payment of $45.0 million (€34.0 million) in October 2013. Upfront revenue is recognized over the period of our involvement, which is estimated to last until the end of 2015.

As such, amounts of €38.2 million and €51.8 million were recognized as upfront revenue for the years ended December 31, 2012 and 2013, respectively.

Milestone revenues decreased by €7.2 million, or 26%, to €20.5 million for the year ended December 31, 2013 compared to €27.7 million for the year ended December 31, 2012. This decrease was primarily due to a one-off termination fee of €5.8 million received and reported in 2012 following the conclusion of our alliance agreement with Roche. For the year ended December 31, 2013, €20.5 million of milestones primarily related to partnered programs with Janssen Pharmaceutica, Servier and GSK. For the year ended December 31, 2012, €27.7 million of milestones primarily related to partnered programs with Janssen Pharmaceutica, Servier, GSK and Roche.

Other revenues decreased by €4.2 million, or 49%, to €4.4 million for the year ended December 31, 2013 compared to €8.6 million for the year ended December 31, 2012. The Basel service business contributed to a large extent to other revenues reported in 2012, for a total amount of €3.8 million. As explained above, our Basel subsidiary was made dormant end of 2012 and was no longer contributing to our operating income in 2013.

Other Income

The following table summarizes our other income for the years ended December 31, 2013 and 2012, together with the changes to those items.

	Year ended December 31,		% Change
	2013	2012
	(Euro, in thousands)
Grant income	€5,054	€2,217	128%
Other income	14,893	15,506	(4%)

Total other income	€19,947	€17,722	13%

Total other income was composed of grant income and other income and increased by €2.2 million, or 13%, from €17.7 million for the year ended December 31, 2012 to €19.9 million for the year ended December 31, 2013.

The increase in total other income was explained by increased grant income, which increased by €2.8 million, or 128%, from €2.2 million for the year ended December 31, 2012 to €5.1 million for the year ended December 31, 2013. The majority of this grant income was related to grants of a Flemish agency, representing over 70% of all reported grant income in 2012 and representing over 90% of all reported grant income in 2013.

Other income decreased slightly by €0.6 million, or 4%, from €15.5 million for the year ended December 31, 2012 to €14.9 million for the year ended December 31, 2013. Other income was primarily composed of:

•	Income from an innovation incentive system of the French government represented €8.1 million for the year ended December 31, 2013 compared to €7.5 million for the year ended December 31, 2012.

•	Income from Belgian R&D incentives with regard to incurred R&D expenses, and which represented €4.0 million for the year ended December 31, 2013 compared to €4.3 million for the year ended December 31, 2012.

•	Tax rebates on payroll taxes in Belgium and The Netherlands, representing €2.2 million of other income in both years in the table above.

•	In connection with the sale of a U.S. subsidiary in 2011 an earn-out payment of €1.0 million was paid to us in 2012. This earn-out payment explained the decrease in other income as this was a non-recurring item reported in other income in 2012.

Services Cost of Sales

Cost of sales is no longer reported in our financial statements starting with the year ended December 31, 2013. Cost of sales reported within continuing operations in 2012 was related to our service business in Basel. The termination of those service activities was separate and distinct from the sale of the service division to Charles River on April 1, 2014 and BioFocus DPI AG, or our Basel subsidiary, remains part of the group. In 2012, the termination of the services provided by our Basel subsidiary did not qualify for discontinued operation accounting based on IFRS 5. Since our Basel subsidiary was also not part of the sale of the remaining service division to Charles River on April 1, 2014, our Basel subsidiary was also not presented as part of discontinued operations following that transaction.

R&D Expenditure

The following table summarizes our research and development expenditure for the years ended December 31, 2013 and 2012, together with the changes to those items.

	Year ended December 31,		% Change
	2013	2012
	(Euro, in thousands)
Personnel costs	€(29,385)	€(28,586)	3%
Subcontracting	(44,760)	(25,393)	76%
Disposables and lab fees and premises costs	(15,840)	(16,923)	(6%)
Other operating expenses	(9,395)	(9,356)	0%

Total R&D expenditure	€(99,380)	€(80,259)	24%

R&D expenditure increased by €19.1 million, or 24%, to €99.4 million for the year ended December 31, 2013, from €80.3 million for the year ended December 31, 2012. This increase was primarily due to:

•	Increased R&D personnel costs of €0.8 million, or 3%, from €28.6 million in 2012 to €29.4 million in 2013, which was explained by an enlarged workforce, principally on the Belgian site (Mechelen). This was driven to a large extent by the new CF collaboration agreement with AbbVie, and to a smaller extent, by the development project portfolio, predominantly the filgotinib project.

•	Increased subcontracting costs from €25.4 million in 2012 to €44.8 million in 2013, which meant an increase of €19.4 million, or 76%. This cost increase was mainly driven by the progress of filgotinib project partnered with AbbVie for €11.1 million and by the projects GLPG1205 and GLPG1690 in pre-clinical phase for a total amount of €4.0 million.

•	Disposables, lab fees and premises costs decreased by €1.1 million, or 6%, from €16.9 million in 2012 to €15.8 million in 2013, owing to tighter cost control.

•	Other operating expenses remained stable: €9.4 million in 2013 and 2012.

The table below summarizes our R&D expenditure for the years ended December 31, 2013 and 2012, broken down by research and development expenses under alliance and own funded R&D expenses, together with the changes to those items.

	Year ended December 31,
	2013	2012	% Change
	(Euro, in thousands)
R&D under alliance	€72,783	€57,748	26%
Galapagos funded R&D	26,597	22,511	18%

Total R&D expenditure	€99,380	€80,259	(24%)

We track all R&D expenditures against detailed budgets and allocated them by individual project. The table below summarizes our R&D expenditure for the years ended December 31, 2013 and 2012, broken down by program, together with the changes to those items.

	Year ended December 31,
	2013	2012	% Change
	(Euro, in thousands)
RA program on filgotinib with AbbVie	€25,919	€17,061	52%
IBD program on filgotinib with AbbVie	2,668	—	—
IBD program on GLPG1205	4,318	1,798	140%
CF program with AbbVie	2,468	—	—
Pulmonary program on GLPG1690	2,425	3,639	(33%)
Other	61,582	57,761	7%

Total R&D expenditure	€99,380	€80,259	24%

R&D expenditure under alliance increased significantly by €15 million, or 26%, from €57.7 million for the year ended December 31, 2012 to €72.8 million for the year ended December 31, 2013, which can primarily be explained by increased spending on the filgotinib program with AbbVie for RA and CD by €11.5 million and by spending on the CF program with AbbVie that started in 2013 for €2.5 million. We also increased our investment in our own funded portfolio by €4.1 million, or 18%, from €22.5 million for the year ended December 31, 2012 to €26.6 million for the year ended December 31, 2013.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2013 and 2012, together with the changes to those items.

	Year ended December 31,		% Change
	2013	2012
	(Euro, in thousands)
Personnel costs and directors fees	€(7,156)	€(7,352)	(3%)
Other operating expenses	(5,197)	(4,766)	9%

Total general and administrative expenses	€(12,353)	€(12,118)	2%

General and administrative expenses slightly increased by €0.2 million, or 2%, to €12.4 million for the year ended December 31, 2013, compared to €12.1 million for the year ended December 31, 2012.

Sales and Marketing Expenses

The following table summarizes our sales and marketing expenses for the years ended December 31, 2013 and 2012, together with the changes to those items.

	Year ended December 31,		% Change
	2013	2012
	(Euro, in thousands)
Personnel costs	€(994)	€(705)	41%
Other operating expenses	(470)	(580)	(19%)

Total sales and marketing expenses	€(1,464)	€(1,285)	14%

Sales and marketing expenses increased by €0.2 million, or 14%, from €1.3 million for the year ended December 31, 2012 to €1.5 million for the year ended December 31, 2013.

Restructuring and Integration Costs

The following table summarizes our restructuring and integration costs for the years ended December 31, 2013 and 2012, together with the changes to those items.

	Year ended December 31,		% Change
	2013	2012
	(Euro, in thousands)
Restructuring costs	€(290)	€(2,505)	(88%)
Loss on disposal of assets	—	(1)	(100%)

Total restructuring and integration costs	€(290)	€(2,506)	(88%)

Restructuring and integration costs amounted to €2.5 million for the year ended December 31, 2012 and were principally composed of:

•	closing costs for the Basel site recorded in 2012 for an amount of €1.1 million; and

•	restructuring costs totaling €1.4 million, mainly related to headcount reduction costs.

The restructuring and integration costs reported in 2013 for an amount of €0.3 million entirely related to headcount reduction costs in Belgium and France within our research and development organization.

Financial Income and Expense

The following table summarizes our financial income and expense for the years ended December 31, 2013 and 2012, together with the changes to those items.

	Year ended December 31,		% Change
	2013	2012
	(Euro, in thousands)
Finance income:
Interest on bank deposit	€1,179	€1,012	17%
Other financial income	1,003	2,092	(52%)

Total financial income	2,182	3,103	(30%)

Finance expense:
Interest expenses	(156)	(150)	4%
Other financial charges	(1,246)	(1,026)	21%

Total financial expense	(1,402)	(1,176)	19%

Total finance income	€780	€1,927	(60%)

Finance income declined by €0.9 million, or 30%, to €2.2 million for the year ended December 31, 2013 compared to €3.1 million for the year ended December 31, 2012 reflecting the impact of the one-off Currency Translation Adjustments, or CTA, effect in 2012 related to the refund of the share premium reserve of the Swiss entity for an amount of CHF5.7 million, i.e. a realized FX gain on Swiss Francs. Interests on AbbVie payments received primarily contributed to interest income on bank deposits in both 2012 and 2013.

Interest expenses related to interest paid on finance lease. Other financial charges increased by €0.2 million, or 21%, from €1.0 million in 2012 to €1.2 million in 2013, which was primarily due to exchange rate losses arising from U.S. dollars. Other financial charges in 2012 included €0.6 million of costs related to impaired goodwill that has been written off.

Tax

The following table summarizes our tax result for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012
	(Euro, in thousands)
Current tax	€—	€150
Deferred tax	(676)	14

Total taxes	€(676)	€164

The current tax recorded in 2012 for a credit amount of €0.2 million related to a Dutch research and development tax credit.

Deferred tax charges representing €0.7 million for the year ended December 31, 2013 related to the reversal of a deferred tax asset on tax losses carried forward in Croatia. Due to a revised business strategy of the subsidiary in 2013 (transition towards service company), the company would no longer be profitable in 2013-2015 timeframe, which explained the reversal of the deferred tax asset.

Result from Discontinued Operations

The following table summarizes our results from discontinued operations for the years ended December 31, 2013 and 2012, together with the changes to those items.

	Year ended December 31,
	2013	2012
	(Euro, in thousands, except share and per share data)
Service revenues	€61,074	€61,765
Other income	1,902	—

Total revenues and other income	62,976	61,765

Services cost of sales	(41,297)	(42,595)
General and administrative expenses	(14,077)	(12,393)
Sales and marketing expenses	(948)	(849)
Restructuring and integration costs	(760)	(0)
Gain on sale	—	(3,012)

Operating income	5,895	2,915

Finance expense	(954)	(469)

Income before tax	4,941	2,446

Income taxes	3,791	(733)

Net income from discontinued operations	€8,732	€1,714

Basic and diluted income per share from discontinued operations	€0.30	€0.06

Weighted average number of shares (in ’000 shares)	28,787	26,545

The service division sold on April 1, 2014 was reported under discontinued operations.

Services revenues slightly decreased by €0.7 million, or 1%, from €61.8 million in 2012 to €61.1 million in 2013.

The discontinued operations have generated €8.7 million of net profit for the year ended December 31, 2013, compared to a net profit of €1.7 million for the year ended December 31, 2012.

The increase in net income was mainly driven by R&D incentives of €1.9 million reported in other income in 2013 and €4.0 million of tax profit arising from previously unrecognized deferred tax assets.

In 2012 a loss of €3.0 million shown on the line “result on divestment” has been realized upon liquidation of 3 U.K. subsidiaries.

Liquidity and Capital Resources

To date, we have incurred significant operating losses. We have funded our operations through public and private placements of equity securities, upfront and milestone payments received from pharmaceutical partners under our collaboration and alliance agreements, payments under our fee-for-service contracts, funding from governmental bodies, interest income and the net proceeds from the sale of our service division. Our cash flows may fluctuate and are difficult to forecast and will depend on many factors. As of December 31, 2014, our cash and cash equivalents amounted to €187.7 million.

Cash Flows

Comparison for the Years Ended December 31, 2014 and 2013

The following table summarizes the results of our consolidated audited statement of cash flows for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013
	(Euro, in thousands)
Cash and cash equivalents at beginning of year	€138,175	€94,369

Net cash flows generated/used (-) in operating activities	(75,555)	1,846
Net cash flows generated/used (-) in investing activities	120,606	(11,988)
Net cash flows generated in financing activities	4,214	54,495
Effect of exchange rate differences on cash and cash equivalents	271	(548)

Cash and cash equivalents at end of year	€187,712	€138,175

Cash and cash equivalents at December 31, 2014 amounted to €187.7 million.

Net cash outflow from operating activities increased by €77.4 million to a €75.6 million outflow for the year ended December 31, 2014 compared to a €1.8 million inflow for the year ended December 31, 2013. The higher cash burn from operations recorded in 2014 compared to 2013 was primarily due to cash inflows in 2013 from our collaboration agreements with AbbVie. In first half of 2013 we received an upfront payment from AbbVie for $20 million (€15.6 million) in connection with the first amendment to our collaboration agreement with AbbVie for filgotinib which expanded the initial development plan. In second half of 2013 we received an upfront payment of $45.0 million (€34.0 million) in connection with our global collaboration agreement with AbbVie for CF.

The net cash inflow from investing activities increased by €132.6 million to €120.6 million net cash inflow for the year ended December 31, 2014 compared to €12.0 million net cash outflow for the year ended December 31, 2013, reflecting €130.8 million of net cash and cash equivalents proceeds from the sale of the service division to Charles River on April 1, 2014 (€129 million headline consideration adjusted with agreed price adjustments and costs of the sale for a total amount of €1.8 million) decreased by €7.4 million held as escrow and presented as restricted cash in our statement of financial position.

The net cash inflow from financing activities decreased by €50.3 million, from €54.5 million net cash inflow for the year ended December 31, 2013 to €4.2 million net cash inflow for the year ended December 31, 2014. The substantial net cash inflow in 2013 can primarily be attributed to €52.8 million of net new funds from issuing ordinary shares through a private placement with institutional investors.

In addition, proceeds received on exercise of warrants contributed to cash generated by financing activities in 2014 and to a lesser extent in 2013.

The consolidated cash flow table above included both continuing and discontinued operations. The table below summarizes the audited statement of cash flows from discontinued operations included in the table above for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013
	(Euro, in thousands)
Net cash flows generated/used (-) in operating activities	€(1,722)	€7,855
Net cash flows generated/used (-) in investing activities	122,580	(4,308)
Net cash flows generated/used (-) in financing activities	—	(34)

Net cash generated	€120,858	€3,513

Comparison for the Years Ended December 31, 2013 and 2012

The following table summarizes the results of our consolidated audited statement of cash flows for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012
	(Euro, in thousands)
Cash and cash equivalents at beginning of year	€94,369	€32,277

Net cash flows generated in operating activities	1,846	65,873
Net cash flows used in investing activities	(11,988)	(6,437)
Net cash flows generated in financing activities	54,495	2,265
Effect of exchange rate differences on cash and cash equivalents	(548)	391

Cash and cash equivalents at end of year	€138,175	€94,369

Cash and cash equivalents on December 31, 2013 amounted to €138.2 million.

Net cash flow from operating activities decreased by €64.0 million to a €1.8 million inflow for the year ended December 31, 2013 compared to a €65.9 million inflow for the year ended December 31, 2012, which can primarily be attributed to an upfront fee received in 2012 in connection with the collaboration agreement signed with AbbVie to develop and commercialize filgotinib in February 2012. Under the terms of the agreement, AbbVie made an upfront payment of $150 million (or €111.6 million upon receipt).

The net cash outflow from investing activities increased by €5.6 million to €12.0 million for the year ended December 31, 2013 compared to €6.4 million for the year ended December 31, 2012, reflecting an increase in capital expenditure of €1.4 million with regard to property, plant and equipment as we invested in expanding and upgrading our research laboratory facilities. A net cash outflow of €1.2 million in 2013 related to the acquisition of a subsidiary in the United Kingdom contributed to higher net cash outflow from investing activities compared to 2012. This subsidiary was part of the sale of the service division to Charles River on April 1, 2014. In addition, €3.0 million of a bank guarantee issued for the rental of the new premises in France to be released on June 30, 2015 were reported as restricted cash in our statement of financial position on December 31, 2013.

Net cash inflow from financing activities increased by €52.2 million for the year ended December 31, 2013 primarily as a result of €52.8 million of net new funds from issuing shares through a private placement with institutional investors in 2013. In addition, proceeds received on exercise of warrants contributed to cash generated by financing activities in 2012 and to a lesser extent in 2013.

The consolidated cash flow table above included both continuing and discontinued operations. The table below summarizes the audited statement of cash flows from discontinued operations included in the table above for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012
	(Euro, in thousands)
Net cash flows generated in operating activities	€7,855	€8,013
Net cash flows used in investing activities	(4,308)	(3,802)
Net cash flows used in financing activities	(34)	(113)

Net cash generated	€3,513	€4,098

Cash and Funding Sources

During the year ended December 31, 2014, we did not obtain new financing except from the exercise of warrants. As such, the table below summarizes our sources of financing for the years ended December 31, 2014, 2013 and 2012.

Private placement
(Euro, in thousands)
2012	—
2013	52,775
2014	—

Total sources of financing	€52,775

Our sources of financing in 2013 included a private placement of ordinary shares providing total net proceeds of €52.8 million.

As of December 31, 2014, we had no debt, other than finance leases and advances from Oseo, a French public organization for innovation support, for €1.2 million.

Our ongoing financial commitments are listed under “contractual commitments and obligations” and mainly consist of operating lease obligations and purchase commitments.

Funding Requirements

Based on conservative assumptions which exclude income from a potential $250 million license of filgotinib by AbbVie, we believe that our existing cash and cash equivalents of €187.7 million for the year ended December 31, 2014 will enable us to fund our operating expenses and capital expenditure requirements at least through the end of 2016. We believe that the net proceeds of the global offering, together with our existing cash and cash equivalents of €187.7 million for the year ended December 31, 2014, will enable us to fund our operating expenses and capital expenditure requirements at least through end of 2017. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

•	the terms and timing of milestones, in-licensing payments and expense reimbursement payments, if any, from our collaboration and alliance agreements;

•	the progress, timing, scope and costs of pre-clinical testing and clinical trials for any current or future compounds;

•	the number and characteristics of potential new compounds we identify and decide to develop;

•	our need to expand our development activities and, potentially, our research activities;

•	the costs involved in filing patent applications and maintaining and enforcing patents;

•	the cost, timing and outcomes of regulatory approvals;

•	selling and marketing activities undertaken in connection with the anticipated commercialization of any of our current or future compounds; and

•	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our products.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of the ADSs or our ordinary shares.

For more information as to the risks associated with our future funding needs, see “Risk Factors.”

Off-Balance Sheet Arrangements

Contractual Obligations and Commitments

We have entered into lease agreements for office space and laboratories which qualify as operating leases. We also have certain purchase commitments principally with CRO subcontractors.

The following table presents our contractual obligations and commitments on December 31, 2014 for our continuing operations:

	Payments due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(Euro, in thousands)
Operating lease obligations	€35,030	€3,759	€8,517	€5,931	€16,823
Purchase commitments	36,052	28,992	7,060	—	—

Total contractual obligations and commitments	€71,082	€32,751	€15,577	€5,931	€16,823

The purchase commitments for less than one year mainly comprise engagements related to clinical studies for €18.6 million, with these making up 64% of our total commitments. Other commitments relate to contracts with CROs and academics for chemistry work, biology work, batch production, and the like.

Contingent Liabilities and Assets

In 2008, a former director of one of our subsidiaries sued for wrongful termination and seeks damages of €1.1 million. We believe that the amount of damages claimed is unrealistically high. In 2014, the court requested an external advisor to evaluate the exact amount of damages. This analysis is still ongoing. Considering the defense elements provided in favor of us and also the latest evolution in the court, the board of directors and management evaluated the risk to be remote to possible, but not likely. Accordingly, it was decided not to record any provision in 2014 as the exposure is considered to be limited.

Our French entity has signed a rental agreement in October 2013 for alternative office premises in the “Parc Biocitech” in Romainville, France (with effect from February 1, 2015) to replace the current premises in Romainville. The agreement has been entered into for a 12-year period. The net rent amounts to €1.4 million on an annual basis. The parent company in Belgium has issued a guarantee on first demand for €2 million to the lessor of the building. Additionally a bank guarantee, amounting to €3 million, was issued for the rental of the new premises. These guaranties were vested upon signature of the contract and will expire on June 30, 2015 after the move into the new facilities.

On March 13, 2014, we announced the signing of a definitive agreement to sell the service division to Charles River for a total consideration of up to €134 million. Charles River agreed to pay us immediate cash consideration of €129 million. Upon achievement of a revenue target 12 months after transaction closing, we will be eligible to receive an earn-out payment of €5 million. Approximately 5% of the total price consideration, including price adjustments, is being held on an escrow account which will be released on June 30, 2015 if no claim has been introduced by Charles River. Following the divestment, we remain for a limited transitional period a guarantor in respect of the lease obligations for certain U.K. premises amounting to £40 million future rent payments. Charles River will fully indemnify Galapagos NV against all liabilities arising in connection with the lease obligation. We evaluated the risk to be remote. Finally, following common practice, we have given customary representations and warranties which are capped and limited in time.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk), credit risk and liquidity risk.

Interest Rate Risk

We are currently not exposed to significant interest rate risk. Our only variable interest-bearing financial asset is cash at banks. The effect of an increase or decrease in interest rates would only have an immaterial effect in profit or loss.

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from various currency exposures. Our functional currency is euro, but we receive payments from our main business partner AbbVie in U.S. dollar and acquire some consumables and materials in U.S. dollars, Swiss Francs, GB Pounds and Croatian Kuna.

To limit this risk, we attempt to align incoming and outgoing cash flows in currencies other than euro. In addition, contracts closed by the different entities of the Group are mainly in the functional currencies of that entity, except for the alliance agreements signed with AbbVie for which payments are denominated in U.S. dollars.

In order to further reduce the risk, we implemented a netting system within the group in the course of 2012, which restrains intra-group payments between entities with a different functional currency.

Proceeds from the global offering, if paid in U.S. dollars, will be converted to our functional currency, the euro.

Credit Risk

Our trade receivables consist of a limited amount of creditworthy customers, many of which are large pharmaceutical companies. To limit the risk of financial losses, we developed a policy of only dealing with creditworthy counterparties.

Our cash and cash equivalents are invested primarily in saving and deposit accounts. Saving and deposit accounts generate a small amount of interest income. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted at the beginning of the term.

Liquidity Risk

Depending on the outcome of our research and development results, and based on conservative assumptions, which exclude in-licensing income for filgotinib from AbbVie, we believe that the net proceeds of the global offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements at least through the end of 2017. See “Use of Proceeds.”

Critical Accounting Estimates and Judgments

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

Drafting financial statements in accordance with IFRS requires management to make judgments and estimates and to use assumptions that influence the reported amounts of assets and liabilities, the notes on contingent assets and liabilities on the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

The following are our critical judgments and estimates that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements presented elsewhere in this prospectus.

Recognition of Clinical Trial Expenses

We recognize expenses incurred in carrying out clinical trials during the course of each clinical trial in line with the state of completion of each trial. This involves the calculation of clinical trial accruals at each period end to account for incurred expenses. This requires estimation of the expected full cost to complete the trial as well as the current stage of trial completion.

Clinical trials usually take place over extended time periods and typically involve a set-up phase, a recruitment phase and a completion phase which ends upon the receipt of a final report containing full statistical analysis of trial results. Accruals are prepared separately for each clinical trial in progress and take into consideration the stage of completion of each trial including the number of patients that have entered the trial and whether we have received the final report. In all cases, the full cost of each trial is expensed by the time we have received the final report. There have not been any material adjustments to estimates based on the actual costs incurred for each period presented.

Revenue Recognition

Evaluating the criteria for revenue recognition with respect to the Group’s research and development and collaboration agreements requires management’s judgment to ensure that all criteria have been fulfilled prior to recognizing any amount of revenue. In particular, such judgments are made with respect to determination of the nature of transactions, whether simultaneous transactions shall be considered as one or more revenue-generating transactions, allocation of the contractual price (upfront and milestone payments in connection with a collaboration agreement) to several elements included in an agreement, and the determination of whether the significant risks and rewards have been transferred to the buyer. Collaboration agreements are reviewed carefully to understand the nature of risks and rewards of the arrangement. All of the Group’s revenue-generating transactions have been subject to such evaluation by management.

Share-based Payments Plans

The Group determines the costs of the share-based payments plans (i.e., our warrant plans) on the basis of the fair value of the equity instrument at grant date. Determining the fair value assumes choosing the most suitable valuation model for these equity instruments, by which the characteristics of the grant have a decisive influence. This assumes also the input into the valuation model of some relevant judgments, like the estimated useful life of the warrant and the volatility.

Pension Obligations

The cost of a defined pension arrangement is determined based on actuarial valuations. An actuarial valuation assumes the estimation of discount rates, estimated returns on assets, future salary increases, mortality figures and future pension increases. Because of the long term nature of these pension plans, the valuation of these is subject to important uncertainties.

Impairment of Goodwill

Changes in management assumptions on profit margin and growth rates used for cash flow predictions could have an important impact on the results of the Group. Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which the goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. Considering that the consideration received for the sale of the service division is much higher than its net assets value, such estimation of the value in use is no longer necessary at the end of 2013.

Corporate Income Taxes

Significant judgment is required in determining the use of tax loss carry forwards. We recognize deferred tax assets arising from unused tax losses or tax credits only to the extent that we have sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by us. Management’s judgment is that such convincing evidence is currently not sufficiently available and a deferred tax asset is therefore not yet recognized, except for one subsidiary operating on a cost plus basis for the group a deferred tax asset was set up in 2014 for an amount of €0.3 million. As of December 31, 2014, we had a total of approximately €220 million of tax losses carried forward of our continuing operations which may be partially offset by future taxable profits for an indefinite period, except for an amount of €18 million in Switzerland, Croatia, the United States and The Netherlands with expiry dates between 2015 and 2029. As of December 31, 2014, the available tax losses carried forward in Belgium amounted to €136 million.

JOBS Act Transition Period

In April 2012, the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We intend to rely on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (3) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) the last day of the fiscal year ending after the fifth anniversary of the global offering. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

BUSINESS

Overview

Galapagos is seeking to develop a robust portfolio of clinical-stage breakthrough therapies that have the potential to revolutionize existing treatment paradigms

Galapagos is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action, addressing disease areas of high unmet medical need. Execution on our proprietary drug target discovery platform has delivered a pipeline of three Phase 2 programs, two Phase 1 trials, five pre-clinical studies, and 20 discovery small-molecule and antibody programs. While our highly flexible platform offers applicability across a broad set of therapeutic areas, our most advanced clinical candidates are in inflammatory related diseases: rheumatoid arthritis, or RA; inflammatory bowel disease, or IBD; cystic fibrosis, or CF; and pulmonary disease, including idiopathic pulmonary fibrosis, or IPF. Our lead programs include GLPG0634, or filgotinib, in three Phase 2b trials for RA (DARWIN trials) and one Phase 2 trial for Crohn’s disease, or CD (FITZROY trial); GLPG1205 in a Phase 2a trial for ulcerative colitis, or UC (ORIGIN trial); GLPG1690, for which we expect to conduct a Phase 2a trial for IPF; and a series of novel potentiators and correctors for CF in Phase 1 and in pre-clinical stages. Almost exclusively, these programs are derived from our proprietary target discovery platform and it is Galapagos’ goal to develop these programs into best-in-class treatments.

Filgotinib is being developed under a collaboration agreement with AbbVie, and we expect a licensing decision by AbbVie in the second half of 2015 after delivering the complete data package from the first two DARWIN trials to AbbVie. Our Phase 2 program with GLPG1205 in UC and our Phase 2 program with GLPG1690 in IPF are fully owned by us. Our CF program is a joint research and development alliance with AbbVie. The following table summarizes key information on our lead development programs as of the date of this prospectus:

*	A second corrector candidate for the CF program, for use in combination with the potentiator and first corrector candidates described above, is expected to be identified in the first half of 2015 and is expected to enter pre-clinical testing thereafter.

Filgotinib in RA is a selective JAK1 inhibitor with a potential best-in-class product profile

RA is a chronic autoimmune disease that affects almost 1% of the adult population worldwide and it ultimately results in irreversible damage of the joint cartilage and bone. According to a December 2014 GlobalData PharmaPoint report, RA is a $15.6 billion market dominated by injectable, biological therapies.

Despite the prevalence of biologics, mostly anti-tumor necrosis factor, or TNF, therapies, there continues to be a considerable unmet need with regard to efficacy, safety, and convenience of use with existing treatments.

New oral therapies that target the Janus kinase, or JAK, signaling pathway are emerging; some JAK-inhibitors, however, are associated with a range of side effects, including aberrations in low-density lipoprotein, or LDL, cholesterol and red blood cell counts. Filgotinib is a novel oral inhibitor of JAK1. Due to its high selectivity for JAK1, we believe that filgotinib has the potential to offer RA patients improved efficacy and an improved side effect profile as compared to JAK inhibitors that are less selective for JAK1. Clinical trials to date have shown that filgotinib is well-tolerated, with absence of anemia and marginal increase of LDL cholesterol; shows promising activity in treating RA; and is easy to combine with other therapies. Its oral dosage makes it convenient for patient use. We announced topline results after 12 weeks of treatment in the DARWIN 1 trial on April 14, 2015 and topline results after 12 weeks of treatment in the DARWIN 2 trial on April 27, 2015. We expect to announce final results from 24 weeks of treatment in both DARWIN 1 and 2 trials in July 2015. Pending a successful outcome of these trials, a global Phase 3 clinical program in RA is expected to be initiated in the first half of 2016.

Our second treatment focus area is IBD: filgotinib in CD with Phase 2 trial results expected in 2015 and GLPG1205 in Phase 2 addressing a novel target in UC

IBD is a group of inflammatory conditions in the colon and small intestine including CD and UC.

CD is an IBD of unknown cause, affecting up to 200 per 100,000 persons in North America. The market for CD therapies across the 10 main healthcare markets was approximately $3.2 billion in 2012, according to a January 2014 GlobalData PharmaPoint report. There are currently no highly effective oral therapies approved for CD and, similar to RA, treatment is dominated by injectable, biologic treatments including anti-TNF therapies. There continues to be a considerable unmet need with these existing treatments. Dysregulation of the JAK signaling pathway has also been associated with CD, and we believe that filgotinib, with its high selectivity for JAK1, is a highly attractive candidate for the treatment of CD. By inhibiting JAK1 but not JAK2, unwanted effects such as anemia may be prevented. This absence of anemia is of particular importance to IBD patients, who frequently experience fecal blood loss. Filgotinib is currently in Phase 2 clinical development for CD and has shown favorable activity in pre-clinical models for IBD. We expect to complete recruitment for FITZROY, our Phase 2 trial in CD with filgotinib, in 2015. We expect the 10-week results of FITZROY in the second half of 2015.

UC affected nearly 625,000 people in the United States in 2012, according to a December 2013 GlobalData EpiCast report. Although the introduction of anti-TNF biologics has improved the treatment of some patients, only 33% of patients will achieve long-term remission, and many patients lose their response to treatment over time. The medical need for improved efficacy is high and could likely be achieved by a new mechanism of action. GLPG1205 is a selective inhibitor of GPR84, a novel target for inflammatory disorders, which we are exploring in the treatment of UC. We identified GPR84 as playing a key role in inflammation, using our target discovery platform. We initiated ORIGIN, a Phase 2a trial of GLPG1205 in patients with moderate to severe UC, and the first patients received treatment in early 2015. GLPG1205 is fully proprietary to us.

Our third treatment focus area is CF: an area of significant unmet medical need for which we are developing a three-product combination therapy

CF is a rare, life-threatening, genetic disease that affects the lungs and the digestive system, impacting approximately 80,000 patients worldwide with approximately 30,000 patients in the United States. The market for CF therapies, across the six main healthcare markets, exceeded $1 billion in 2012 and is expected to exceed $5 billion in 2018, according to a July 2014 GlobalData OpportunityAnalyzer report. CF patients carry a defective cystic fibrosis transmembrane conductance regulator, or CFTR, gene and are classified based on their specific mutation of the CFTR gene. The Class II mutation is present in approximately 90% of CF patients, yet the only approved therapy for the underlying cause of CF, Vertex Pharmaceuticals’, or Vertex’, Kalydeco, is for Class III mutations, representing only 3% of total CF patients.

For Class III mutation CF patients, we are developing a novel oral potentiator, GLPG1837, that we believe could be a best-in-class therapy. For the largest patient group with Class II and other mutations, we believe that a combination of medicines will be required. To that aim, we plan to rapidly develop a triple combination therapy comprised of potentiator GLPG1837 and two corrector molecules. GLPG1837 is currently in a Phase 1 clinical trial with topline results expected in the third quarter of 2015. Our first oral corrector candidate, GLPG2222, is anticipated to start a Phase 1 trial in the second half of 2015. We anticipate nomination of a second corrector candidate, or C2, in the first half of 2015, such that we may have all three components of our triple combination therapy in development by mid-2015. In a pre-clinical cellular assay study, we demonstrated that the combination of GLPG1837 plus GLPG2222 and one of our C2 corrector molecules, currently in lead optimization, restored up to 60% of CFTR function in cells from Class II patients. These results are suggestive of a compelling therapeutic option for these patients. We believe that our CF combination therapy addresses unmet need in both homozygous and heterozygous Class II patients. Our pre-clinical data also suggest efficacy of our CF drugs in combination with messenger ribonucleic acid, or mRNA, translation modulation drugs in the Class I mutation, the first indication of a broader spectrum of patients to be addressed with our robust CF program.

Our Strategy

Our ambition is to become a leading global biotechnology company focused on the development and commercialization of novel medicines. Our strategy is to leverage our unique and proprietary target discovery platform, which facilitates our discovery and development of therapies with novel modes of action. Key elements of our strategy include:

•	Rapidly advance the development of filgotinib with our partner, AbbVie, in RA and CD. Based on the favorable safety and efficacy profile demonstrated in our Phase 2 clinical trials, we believe that filgotinib is a promising candidate for the treatment of RA and other autoimmune diseases like CD. Topline results from 12 weeks of treatment in our Phase 2b trial for DARWIN 1 were first made available on April 14, 2015. Topline results from 12 weeks of treatment in our Phase 2b DARWIN 2 trial were first made available on April 27, 2015. The final results from these studies after 24 weeks of treatment are expected in July 2015. Pending a successful outcome of these trials, we expect to initiate a global Phase 3 clinical program in RA in the first half of 2016. In parallel, we are evaluating filgotinib for the treatment of CD. We expect the 10-week results of FITZROY, our 180-patient, 20-week trial of filgotinib in subjects with CD, in the second half of 2015. Pending a successful outcome of the FITZROY trial, we expect to initiate a global Phase 3 clinical program in CD. Filgotinib is being developed under an exclusive collaboration agreement with AbbVie, under which agreement we expect a licensing decision by AbbVie in the second half of 2015.

•

Collaborate with our partner AbbVie to develop a CF franchise of oral therapies composed of novel potentiators and correctors. We are initially developing a novel potentiator therapy, called GLPG1837, for CF patients that have the Class III (G551D) mutation of the CFTR gene, the same mutation which is targeted by the only approved therapy to address the cause of CF, Kalydeco, marketed by Vertex. However, the most common mutation in the CFTR gene, the Class II (F508del) mutation, is present in approximately 90% of the CF population and is not addressed by Kalydeco. In order to address the unmet need in patients with Class II or other mutations, we believe that a combination of novel potentiator and corrector molecules ultimately will be required. To that aim, we plan to develop a potential triple combination therapy, composed of our GLPG1837 potentiator and two novel corrector molecules. In December 2014, we initiated a Phase 1 trial for GLPG1837 in healthy volunteers. We expect topline results from this trial in the third quarter of 2015. Pending a successful outcome from this trial, we intend to initiate a Phase 2a trial with GLPG1837 in Class III (G551D) patients in the second half of 2015. For the potential triple combination therapy to treat Class II (F508del) patients, we expect to combine GLPG1837 with our novel corrector, GLPG2222, and an additional novel corrector for which we expect to initiate pre-clinical development in the first half of 2015. By the middle of 2015 we expect to have all three components of this therapy in development. In addition, we have preliminary pre-clinical data which suggests that Galapagos candidate drugs in combination with mRNA translation agents potentially can restore clinically meaningful CFTR function in Class I mutation patients. We have entered into an exclusive collaboration agreement with AbbVie to discover, develop and commercialize these and other novel CF modulators.

•	Advance our Phase 2a clinical trial of GLPG1205 in UC. In December 2014, we started ORIGIN, a 60-patient, 12-week Phase 2a clinical trial of GLPG1205, an inhibitor of GPR84, a protein which we believe is frequently overexpressed in inflammatory diseases. We expect topline data from this trial in the first half of 2016. Pre-clinical data demonstrated promising activity in an animal model, and Phase 1 data in human volunteers demonstrated a favorable safety, tolerability and pharmacodynamics, or PD, profile. GPR84 antagonists such as GLPG1205 present a novel mode of action for treatment of inflammatory diseases. Up-regulation of GPR84 on inflammatory leukocytes is found in diseases such as IBD and neuro-inflammatory disease, such as multiple sclerosis. GLPG1205 is fully proprietary to us, and we intend to develop this drug further independently.

•	Advance GLPG1690 into a Phase 2 clinical trial in IPF. In February 2015, we announced the results of a Phase 1 first-in-human trial of GLPG1690, a potent and selective inhibitor of autotaxin, or ATX. The randomized, double-blind, placebo controlled, single center trial was conducted in 40 healthy volunteers in Belgium. In this trial, GLPG1690 was shown to be well-tolerated up to 1000 mg daily dose and demonstrated a favorable pharmacokinetic profile. Moreover, in this trial GLPG1690 also demonstrated the ability to reduce plasma lipid lysophosphathidic acid, or LPA, levels on a sustained basis, implying ATX engagement. We are currently preparing a Phase 2a trial in IPF, and we intend to file a protocol for this trial with the regulatory authorities in Europe before the end of 2015. We currently retain worldwide development and commercialization rights for GLPG1690 and intend to develop this drug independently.

•	Maximize and capture the value of our target discovery platform by becoming a fully integrated biotechnology company. Our platform has yielded several new mode-of-action therapies across 10 therapeutic areas, demonstrating the potential of our technology platform. In addition to our current clinical programs, which are focused on inflammation, CF and pulmonary disease, we currently have 20 different target-based discovery programs advancing toward clinical development with novel modes of action. Our most mature pre-clinical program is in osteoarthritis where we expect to enter a Phase 1 trial in 2015. We intend to continue to advance more clinical candidates in various therapeutic areas independently. We aim to select promising programs in specialty pharmaceutical and orphan indications for internal development and commercialization to capture greater value for shareholders and establish Galapagos as a fully integrated biotechnology company.

Our Lead Product Candidate: Filgotinib, a Highly Selective Inhibitor of JAK1

Our lead product candidate, filgotinib, which we also refer to as GLPG0634, is a novel, orally-available, selective inhibitor of JAK1 that we are developing for the treatment of RA, CD, and other inflammatory diseases. We discovered and validated filgotinib using our target and drug discovery platform. We believe that this product candidate may address a considerable unmet need in RA. The biologic agents widely used to treat RA can be effective, but often lose patient response over time. It can take several months before patients show improvement and less than half of the patients show a sustained 50% improvement of RA symptoms, referred to as ACR50. ACR50 is a composite measurement of clinical response as recommended by the American College of Rheumatology, or ACR. In addition, existing approaches that target JAKs are associated with a range of side effects, including aberrations in LDL, cholesterol, and red blood cell count. As a result of the challenges with current treatment alternatives, we believe there is a significant opportunity for an effective JAK inhibitor, particularly one with a rapid onset of action, which enables patients to achieve ACR50 and which has a favorable safety profile. With filgotinib, we believe that we have a highly selective JAK1 inhibitor that has the potential to provide a safe, oral, best-in-class treatment for RA.

We are party to an exclusive collaboration agreement with AbbVie to develop and commercialize filgotinib in multiple diseases. Under this agreement, we are responsible for the advancement of four Phase 2 trials in RA and CD. If AbbVie determines that the first two of these trials (DARWIN 1 and 2) meet certain specified contractual criteria, AbbVie will be deemed to have in-licensed the compound. Even if the specified contractual criteria relating to the 24-week results are not met, AbbVie has the opportunity to elect to in-license the compound following our delivery of the final data package from these trials. Should AbbVie in-license these programs, AbbVie will assume sole responsibility for Phase 3 clinical development, global manufacturing and commercialization of filgotinib. We retain an option to exercise certain co-promotion rights in the Netherlands, Belgium and Luxembourg, and we will be entitled to potential future success-based milestone payments and royalties on global commercial sales across all approved indications for this compound, if any. See “—Collaborations—Exclusive Collaboration for JAK Inhibitors.”

Our Filgotinib Program for RA

Due to its high selectivity for JAK1, we believe that filgotinib has the potential to offer an improved side effect profile and improved efficacy in RA patients as compared to other JAK inhibitors which are less selective for JAK1. Filgotinib is currently being evaluated for RA in three ongoing Phase 2b trials, which we refer to collectively as DARWIN, in patients with moderate to severe RA who have an inadequate response to methotrexate, or MTX, a common first line treatment for RA. Topline results from 12 weeks of treatment in our Phase 2b trial for DARWIN 1 were first made available on April 14, 2015. Topline results from 12 weeks of treatment in our Phase 2b DARWIN 2 trial were first made available on April 27, 2015. In addition, we are conducting DARWIN 3, a long-term follow-up trial that allows patients to remain on filgotinib treatment. Of the patients that have completed DARWIN 1 and DARWIN 2, approximately 98% of these patients have elected to participate in the DARWIN 3 follow-up trial.

RA and Limitations of Current Treatments

RA is a chronic autoimmune disease, characterized by inflammation and degeneration of the joints. It affects almost 1% of the adult population worldwide, with onset typically between the ages of 30 and 50 years, and with a high prevalence in women. Patients suffer from pain, stiffness, and restricted mobility due to a persistent inflammation of multiple joints, which ultimately results in irreversible damage of the joint cartilage and bone. As RA develops, the body’s immune cells perceive the body’s own protein as foreign and cells called lymphocytes react to this protein. The reaction then causes the release of cytokines, which are chemical messengers that trigger more inflammation and joint damage. The inflammation may spread to other areas in the body, ultimately causing not only joint damage but also chronic pain, fatigue, and loss of function. Inflammation has also been linked to heart disease and the risk of having a heart attack. RA nearly doubles the risk of having a heart attack within the first 10 years of being diagnosed, according to the ACR.

The primary goals in the treatment of RA are to control inflammation and slow or stop disease progression. Initial therapeutic approaches relied on disease-modifying anti-rheumatic drugs, or DMARDS, such as MTX and sulphasalazine. These oral drugs work primarily to suppress the immune system and, while effective in this regard, the suppression of the immune system leads to an increased risk of infections. These drugs are also associated with side effects including nausea, abdominal pain, and serious lung and liver toxicities. Further, because these drugs often take an average of 6–12 weeks to take effect, rheumatologists may also couple them with over-the-counter pain medications or non-steroidal anti-inflammatory drugs, or NSAIDs, to treat the pain and inflammation. Despite these shortcomings, DMARDS are still considered first-line therapies.

The development of biologics represented a significant advance in RA treatment. Biologic therapies involve the use of antibodies or other proteins produced by living organisms to treat disease. In some people with arthritis, the TNF protein is present in the blood and joints in excessive amounts, thereby increasing inflammation, along with pain and swelling. Biologic therapies have been developed to address this overproduction of TNF by disrupting communication between the body’s immune cells. Thus, they block the production of TNF or are designed to attach to and destroy the body’s immune B-cells, which play a part in the pain and swelling caused by arthritis. Anti-TNFs are currently the standard of care for first- and second-line biologic therapies for RA patients who have an inadequate response to DMARDS. Since anti-TNF drugs function through a suppression of the immune system, they also lead to a significant increase in the risk of infections. In addition, all approved anti-TNFs need to be delivered by injection or intravenously, which is inconvenient and painful for some patients, and in some cases self-injection can be particularly difficult for patients who suffer joint pain and damage from RA.

Not all patients achieve sufficient clinical response or maintain clinical response to anti-TNFs over time, resulting in a need to switch or cycle to a new therapy to control their disease. Approximately one-third of RA patients do not adequately respond to anti-TNFs. In addition, anti-TNFs are associated with low rates of disease remission and the response to these agents is not typically durable. In more than 30% of this population, alternative treatment approaches are needed. A significant number of patients treated with an anti-TNF will be cycled to their second and third anti-TNF within 24 months of anti-TNF therapy initiation. A prospective cohort study of RA patients from a UK national register of new anti-TNF treatments showed that, within 15 months of treatment, 12% cycle to a second anti-TNF due to inefficacy, and 15% cycle to a second anti-TNF due to an adverse event. Therapeutic cycling is a serious issue for patients because the efficacy of each successive drug is not known typically for several months, which contributes to progression of disease and continued irreversible structural joint damage. For RA patients who fail or for who anti-TNFs are contra-indicated, biologics with distinct mechanism and the oral agent JAK inhibitors provide alternative treatment opportunities.

Despite these limitations, the global market for RA therapies is large and growing rapidly. The market for RA therapies across the 10 main healthcare markets was $15.6 billion in 2013 and is expected to grow in excess of $19 billion by 2023, according to a December 2014 GlobalData PharmaPoint report. Injectable, biological therapies are the largest component of this market.

There continues to be a considerable unmet need with regard to efficacy, including sustained efficacy, safety, and convenience of use with these existing first line treatments.

The Potential of JAK Inhibitors

The family of JAKs is composed of four tyrosine kinases, JAK1, JAK2, JAK3, and TYK2, that are involved in the JAK signaling pathway, which regulates normal hematopoiesis, or blood making, inflammation and immune function. Dysregulation of the JAK signaling pathway has been associated with a number of diseases, including RA, psoriasis and other chronic inflammatory diseases. Accordingly, the JAK family has long been an area of interest for drug developers working in these areas.

A growing body of clinical data suggests that the level of selectivity of a JAK therapeutic is highly correlated to its efficacy and safety profile. For example, JAK1 is known to interact with the other JAKs, among others, to transduce cytokine-driven pro-inflammatory signaling, which leads to inflammation in human tissues. Therefore, inhibition of JAK1 is believed to be of therapeutic benefit for a range of inflammatory conditions as well as for other diseases driven by JAK-mediated signal transduction. In contrast, inhibition of the other three kinases (JAK2, JAK3, and TYK2) may not be required for the anti-inflammatory effect, whereas their inhibition may contribute to side effects. For example, inhibition of JAK2 has been linked to anemia, and inhibition of JAK3 to immunosuppression. Non-selective JAK inhibitors have been shown to increase LDL. Therefore, we believe the desired efficacy and safety profile of any JAK inhibitor is directly linked to the selectivity of the product.

The following table lists the JAK candidates which, to our knowledge, are either currently on the market or are being actively developed for RA by parties other than us, and their selectivity or relative binding affinity for JAK1, JAK2, and JAK3.

JAK Candidate Name	Selectivity Preference	Status	Sponsor
tofacitinib (Xeljanz)	JAK3, JAK1, JAK2	Approved in the United States in November 2012	Pfizer
baricitinib	JAK2, JAK1	Completed one Phase 3; Phase 3 program ongoing	Eli Lilly
decerotinib (VX-509)	JAK3, JAK1	Completed Phase 2b	Vertex
ABT-494	JAK1	Phase 2 ongoing	AbbVie
peficitinib (ASP015K)	JAK3, JAK1, JAK2	Phase 3 recruiting	Astellas

In November 2012, Xeljanz was approved by the FDA as the first and only JAK inhibitor for RA approved for commercial sale in the United States. Xeljanz is intended for the treatment of adult patients with RA who have had an inadequate response to, or who are intolerant of, methotrexate. Xeljanz is a small molecule suitable for oral administration and has strong binding affinity for JAK3 and JAK1, and weaker affinity for JAK2. The safety and effectiveness of Xeljanz were evaluated in seven clinical trials in adult patients with moderately to severely active RA. In all of the trials, patients treated with Xeljanz experienced improvement in clinical response and physical functioning compared to patients treated with placebo. However, the use of Xeljanz has been associated with a range of side effects, including anemia (reduced hemoglobin levels) and elevations in both liver enzyme and lipid levels. For example, in controlled clinical trials for Xeljanz, dose-related elevations in lipid parameters (total cholesterol, LDL cholesterol, HDL cholesterol, triglycerides) were observed at one month of exposure, including a 15% increase in LDL cholesterol in the Xeljanz 5 mg twice daily arm, the approved dosage in the United States. Accordingly, we believe there continues to be a significant unmet medical need in RA and other inflammatory diseases for an orally administered approach with a more favorable side effect profile.

Our Clinical Program for Filgotinib for RA

We are developing a highly selective JAK1 inhibitor, called filgotinib, for treatment of RA, which we believe will address a number of the limitations of existing RA therapies. In a human whole blood assay we demonstrated that filgotinib was more selective for JAK1 than any other compound of which we are aware that is either approved for sale or in clinical development, with a 30-fold selectivity for JAK1 over JAK2. We believe the high selectivity of filgotinib for JAK1 may allow for efficacy equal to or better than that of other approved RA therapies, with an improved safety profile due to less selectivity for JAK2 and JAK3.

Moreover, we believe that filgotinib has the potential to be used as a once-daily therapy, thereby potentially improving ease of administration and patient compliance. We also believe filgotinib can be used safely with concomitant medications, an important feature for this patient population since many of these patients are on other therapies to address co-morbities or other diseases.

Through our extensive DARWIN clinical programs, we hope to demonstrate the following clinical and product benefits of filgotinib for the treatment of RA:

•	Safety: That filgotinib will be well tolerated, will show absence of treatment-induced anemia, will show marginal increase of LDL cholesterol and will result in an overall lower infection rate as compared to other approved RA therapies.

•	Efficacy: That filgotinib will enable rapid onset of action with durable efficacy equal to or better than approved biologics and approaches such as anti-TNFs.

•	Convenience: That filgotinib will enable oral, once-daily dosing.

•	Combination with other therapies: That filgotinib will be able to be safely combined with other therapies commonly prescribed to RA patients, due to its very low risk of drug-drug interactions.

Filgotinib is currently being evaluated in three ongoing Phase 2b trials in patients with moderate to severe RA and who have demonstrated an inadequate response to MTX. DARWIN 1 and DARWIN 2 are dose finding trials. DARWIN 3 is a long-term follow-up trial that allows patients to roll-over from DARWIN 1 and 2 trials and remain on treatment. The primary objective of the DARWIN trials is efficacy in terms of percentage of subjects achieving an ACR20 response after 12 weeks of treatment. Topline results after 12 weeks of treatment in both of the DARWIN trials were announced in April 2015 and final results after 24 weeks of treatment for these trials are expected in July 2015, providing further insight as to the safety profile due to the fact the patients are treated for a longer period. Secondary trial objectives include efficacy in terms of the percentage of subjects achieving an ACR20 response at 24 weeks of treatment, ACR50 and ACR70 response and other disease activity measures as well as safety and tolerability and effects on subjects’ disability, fatigue and quality of life. Filgotinib is being investigated in the United States under an investigational new drug application, or IND, that became effective on November 30, 2012 for the RA indication with Galapagos as sponsor.

Below is an overview of the trial designs for the DARWIN clinical program.

Trial Name	DARWIN 1 (GLPG0634-CL-203)	DARWIN 2 (GLPG0634-CL-204)
Trial Design	Double-blind, placebo-controlled
	Add-on to MTX. Seven trial arms: • three daily dose levels: 50 mg, 100 mg and 200 mg • two dose regimens for each dose level: once (q.d.) or twice daily (b.i.d.) • placebo	Monotherapy. Four trial arms: • three daily dose levels: 50 mg, 100 mg and 200 mg • one dose regimen for each dose level: once (q.d.) • placebo
Patient Population	Subjects with moderately to severely active RA who have an inadequate response to MTX (oral or parenteral)
Trial Objective	Phase 2b dose finding trial to: • evaluate efficacy of
	different doses and regimens of filgotinib as add-on to MTX	different doses of filgotinib as monotherapy

•       identify minimally and optimally effective dose

•       assess safety and tolerability

•       describe parameters for pharmacokinetics, or PK, the characterization of the fate of a drug from its absorption up to its the elimination from the body and PD, the assessment of the effects of drugs on the body

Number of Subjects Randomized	599	287
Total Treatment Duration	24 weeks
Re-Randomization	At week 12, subjects on placebo or lower doses of filgotinib who have not achieved 20% improvement in swollen joint count, or SJC, 66, and tender joint count, or TJC, 68, will be re-randomized automatically to another treatment arm with either a 50 mg or 100mg dose. Subjects in the other groups will maintain their randomized treatment until week 24.
Primary Trial Objective (at Week 12)	Efficacy in terms of percentage of subjects achieving an ACR20 response of:
	• different doses and dose regimens of filgotinib compared to placebo	• different doses of filgotinib given once daily compared to placebo
Secondary Trial Objectives (at every visit)

•       Efficacy in terms of the percentage of subjects achieving an ACR20, ACR50, ACR70, DAS28(CRP) and other disease activity measures

•       Safety and tolerability

•       Effects on subjects’ disability, fatigue and quality of life of:

	• different doses and dose regimens of filgotinib compared to placebo	• different doses of filgotinib given once daily compared to placebo
• Population PK and PD of filgotinib and its metabolite in subjects with RA and investigate the relationship between exposure and efficacy/safety/PD

DARWIN 3 (GLPG0634-CL-205) is a multicenter, open-label, long-term follow-up safety and efficacy trial of subjects who have completed either DARWIN 1 or DARWIN 2. All subjects will start the trial at the same dose level, either at 200 mg once per day or at 100 mg twice per day (except for males in the U.S. sites of these trials who receive a maximum daily dose of 100 mg), depending on the regimen administered during the preceding trial, with DARWIN 1 subjects continuing to use filgotinib in combination with MTX.

In connection with the DARWIN clinical program, we agreed with the FDA to exclude the 200 mg filgotinib daily dose for male subjects; males will receive a maximum daily dose of 100 mg in the U.S. sites in this trial. This limitation was not imposed by any other regulatory agency in any other jurisdiction in which the DARWIN clinical program is being conducted. See “Risk Factors—Filgotinib, if approved, may be subject to box warnings, labeling restrictions or dose limitations in certain jurisdictions, which could have a material adverse impact on our ability to market filgotinib in these jurisdictions.”

Measurements of RA

The severity of RA can be assessed using several indices as recommended by the ACR. The ACR criteria measure improvement in tender or swollen joint counts and include other parameters which take into account the patient’s and physician’s assessment of disability. These clinical disease activity parameters are combined to form composite percentages of clinical response that are known as ACR20, ACR50, and ACR70. An ACR20 score represents a 20% improvement in these criteria and is considered a modest improvement in a patient’s disease. An ACR50 score and ACR70 score represent a 50% and 70% improvement in the clinical response criteria, respectively, and each is considered evidence of a meaningful improvement in a patient’s disease.

The DAS28(CRP), or the Disease Activity Score, considers 28 tender and swollen joint counts, general health (GH; patient assessment of disease activity using a 100 mm visual analog scale, or VAS, with 0=best, 100=worst), plus levels of an inflammatory biomarker (c-Reactive Protein, or CRP, in mg/l). DAS28(CRP) is used to give an overall picture of the disease state, resulting in a score on a scale from 0 to 10 indicating current RA disease activity, whereby remission is ≤2.6, low disease activity is 2.6 ≤ 3.2, moderate disease activity is 3.2 ≤ 5.1, and high disease activity is >5.1.

Topline Data After 12 Weeks of Treatment in DARWIN 1 Trial

We announced topline results after 12 weeks of treatment in the DARWIN 1 trial on April 14, 2015. Results were reported for 594 patients with moderate to severe RA who showed an inadequate response to MTX and who remained on their background therapy of MTX. These patients received filgotinib or placebo and were evaluated up to 12 weeks, the primary endpoint of the study.

Summary of the ACR/DAS28(CRP) scores at 12 weeks’ treatment:

		Once–daily dosing						Twice-daily dosing
	Placebo n=86	50 mg n=82		100 mg n=85		200 mg n=86		25 mg n=86		50 mg n=85		100 mg n=84
ACR20 responders, NRI[1], %	45	56		62		69	*	57		59		80	***
ACR50 responders, NRI, %	15	32	*	39	**	43	***	28	*	34	*	55	***
ACR70 responders, NRI, %	8	16		20		24	*	14		19		31	**
DAS28(CRP), mean change from baseline, LOCF §	-1.2	-1.8	*	-2.2	***	-2.5	***	-1.9	**	-2.1	***	-2.8	***

*	p< 0.05 vs. placebo; ** p<0.01 vs. placebo; *** p<0.001 vs. placebo; ACR scores based on intent to treat, or ITT, analysis.
1	Non-responder imputation.
§	Mean baseline DAS28(CRP) varied between 6.0 and 6.2. LOCF is last observation carried forward.

Overall, there were no statistically significant differences for the once-daily and twice-daily dosing regimens. The results suggest a rapid onset of activity after only one week of treatment.

Filgotinib was generally well-tolerated in the trial. Over all dose groups including placebo, 1.7% of patients stopped treatment during the trial for safety reasons. Because of the low number of discontinuations, the actual distribution was not disclosed to ensure a treatment blinding while the trial is still ongoing. Serious (1% overall) and non-serious treatment-emergent adverse events were evenly spread over the dose groups including placebo. The rare frequency side effects remain blinded for the treatment group and include three cases (0.5% of patients) of serious infections. Consistent with its selective JAK1 inhibition, filgotinib led to a dose-dependent improvement in hemoglobin (up to 0.4 g/dL, or 3.5% increase from baseline). There were no relevant effects on liver function tests. There was a dose dependent increase in both LDL and HDL which led to an improved total cholesterol over HDL ratio in patients.

Topline Data After 12 Weeks of Treatment in DARWIN 2 Trial

We announced topline results after 12 weeks of treatment in the DARWIN 2 trial on April 27, 2015. Results were reported for 283 patients with moderate to severe RA who showed an inadequate response to MTX. Filgotinib or placebo was given as monotherapy. Patients were evaluated for up to 12 weeks, the primary endpoint of the trial.

Summary of the ACR responses and DAS28(CRP) changes at 12 weeks of once-daily monotherapy:

	Placebo n=72	50 mg n=72		100 mg n=70		200 mg n=69
ACR20 responders, NRI[1], %	31	67	***	66	***	73	***
ACR50 responders, NRI, %	11	36	**	34	**	44	***
ACR70 responders, NRI, %	4	8		19	*	13
DAS28(CRP), LOCF, mean change from baseline §	-1.0	-1.7	***	-2.0	***	-2.3	***

*	p< 0.05 vs. placebo; ** p<0.01 vs. placebo; *** p<0.001 vs. placebo
1	ACR responses based on ITT analysis, with non-responder imputation, or NRI.
§	Mean baseline DAS28(CRP) varied between 6.0 and 6.2. The DAS28(CRP) is analyzed by ITT with LOCF.

The results from this trial show a rapid onset of activity, with ACR20 response, investigators’ assessment of disease and patient-reported improvements (global assessment of disease and pain) reaching statistical significance after one week of treatment.

Over all dose groups including placebo, 1.8% of patients stopped treatment during the study for safety reasons. Within this low number of discontinuations, the distribution across treatment groups was not disclosed to avoid individual treatment unblinding while the trial is ongoing. Serious (2% overall) and non-serious treatment-emergent adverse events overall were evenly spread over the dose groups including placebo. Infections and infestations were the most common (15% for filgotinib versus 10% for placebo), with only two (0.7%) serious infections which remain blinded for the treatment group. Consistent with its selective JAK1 inhibition, filgotinib treatment led to a dose-dependent improvement in hemoglobin (up to 0.4 g/dL, or 3.4% increase from baseline). A decline in neutrophils, consistent with anti-inflammatory activity, was observed during the first four weeks, with stable levels in the normal range thereafter. No discontinuations due to anemia, neutropenia, or increase in transaminases were reported. Dose-dependent, well-balanced increases in LDL and HDL were observed.

Previous Clinical Trials for Filgotinib for RA

Phase 2a Proof-of-Concept Trial

In November 2011, we announced topline data from our Phase 2a proof-of-concept trial (GLPG0634-CL-201), a four-week trial performed in RA patients with insufficient response to MTX alone. This trial was a randomized, double-blind, placebo-controlled trial that was conducted in a single center. A total of 36 patients were randomized in a 1:1:1 allocation ratio to receive filgotinib 100 mg (twice-daily), 200 mg (daily) or placebo, respectively. All randomized patients completed the trial.

In the trial, ACR20 at week 4 was achieved by approximately 92% (p-value versus placebo = 0.0094), 75% (p-value versus placebo = 0.0995), and 33% in the 100 mg (twice-daily), 200 mg (daily) and placebo groups, respectively, and up to 40% of the filgotinib-treated patients went into either disease remission or low disease activity. The difference in number of ACR20 responders at week 4 was statistically significant for the pooled GLPG0634 group versus the placebo group (p-value versus placebo = 0.0067). A result is considered to be statistically significant when the probability of the result occurring by random chance, rather than from the efficacy of the treatment, is sufficiently low. The conventional method for measuring the statistical significance of a result is known as the “p-value,” which represents the probability that random chance caused the result (e.g., a p-value = 0.001 means that there is a 0.1% or less probability that the difference between the control group and the treatment group is purely due to random chance). A p-value = 0.05 is a commonly used criterion for statistical significance.

No serious adverse events, or SAEs, were reported on patients who received active treatment with various doses and dose regimens of filgotinib and there were also no permanent discontinuations among patients treated with filgotinib. Median laboratory values and p-values were visually inspected for trends over time, however, no statistical analysis on trends over time was performed. No clinically relevant trends or changes were apparent from these analyses, except for a decrease in platelet count in both filgotinib treatment groups. Vital signs and electrocardiogram, or ECG, parameters were not influenced by filgotinib. Overall, the results of this proof-of-concept trial in patients with RA demonstrate that a daily dose of 200 mg of filgotinib on top of MTX shows promising activity and was generally well-tolerated over four weeks of treatment.

Phase 2a Dose-ranging Trial

In November 2012, we announced topline data from our follow-up Phase 2a dose-ranging trial (GLP0634-CL-202) to confirm the safety profile observed in the Phase 2a proof-of-concept trial. This trial was a four-week, randomized, double-blind, placebo-controlled, dose-ranging trial performed in patients with active RA who had an inadequate response to MTX and was conducted in four countries and involved 19 centers. A total of 91 patients were randomized in a 1:1:1:1:1 allocation ratio to receive once-daily regimens of 30 mg filgotinib, 75 mg filgotinib, 150 mg filgotinib, 300 mg filgotinib or placebo during four weeks, respectively.

In this trial, ACR20 by week 4 was achieved by 35% (p-value versus placebo = 0.736), 55% (p-value versus placebo = 0.456), 40% (p-value versus placebo = 0.834), 65% (p-value versus placebo = 0.111), and 41% for doses 30 mg, 75 mg, 150 mg, 300 mg and placebo, respectively. Overall activity of filgotinib was confirmed across a wide panel of parameters. Some imbalances among treatment groups in demographic and disease characteristics, as well as the limited size of each treatment group, may explain the relatively high placebo ACR20 response rate and the apparently low ACR20 response rate of the 150 mg/day filgotinib dose group. Overall, more consistent and dose-related results across treatment groups were observed for objective measures of disease activity, such as serum C-reactive protein, or CRP, and for physician’s assessment of disease such as SJC, TJC, and physician’s global assessment, compared with subjects’ subjective assessments, i.e., global and pain assessment, health assessment questionnaire disability index, or HAQ-DI. This was particularly evident in the 150mg dose group, in which subjects had a higher SJC and TJC at baseline than the other arms, and may have resulted in less perceived improvement in pain and global visual analog scale, or VAS, leading to a poor ACR response. We selected the 50, 100, and 200 mg doses for the DARWIN Phase 2b program based on the outcome of this trial.

No SAEs were reported on patients who received active treatment with various doses of filgotinib and there were also no permanent discontinuations among patients treated with filgotinib. No medically significant shifts from baseline in laboratory parameters evaluated were seen. Filgotinib was well-tolerated at all dosages. The safety profile in this trial was not different to the previous trials conducted on filgotinib. Vital signs and ECG parameters were not significantly influenced by filgotinib.

Phase 1

We evaluated filgotinib in healthy human volunteers in Phase 1 trials and did not achieve a maximum tolerated dose, even at a dose of 450 mg. Through its compound specific metabolization process, filgotinib has a one-day half-life, which may contribute to its once-daily, or QD, efficacy.

Furthermore, the potential for drug-drug interactions for filgotinib and its major metabolite was investigated in vitro, and confirmed in healthy subjects and RA patients. As filgotinib does not interact with Cytochromes P450 Enzymes, or CYP, and does not inhibit key drug transporters, or OATs, it can be used safely with concomitant drugs without dose adjustment of filgotinib or concomitant medications.

Our IBD Programs

IBD is a group of inflammatory conditions in the colon and small intestine, with CD and UC representing the two most common forms of the disease. Our IBD program consists of our lead product, filgotinib, an orally-available, highly selective inhibitor of JAK1, and GLPG1205, a molecule that inhibits G-coupled protein receptor 84, or GPR84, a novel target for inflammatory disorders. Filgotinib and GLPG1205 were discovered and validated using our target and drug discovery platform. GLPG1205 was initially developed in collaboration with Janssen Pharmaceutica, which returned its rights in December 2014. The collaboration agreement was terminated by Janssen Pharmaceutica in March 2015. The notices at the time did not specify the reasons for termination. We remain committed to advance the clinical development of this product candidate on our own and will have no further obligation to Janssen Pharmaceutica in this regard.

We have commenced enrollment of FITZROY, a 180-patient, 20-week Phase 2 clinical trial of filgotinib in patients with CD, and we expect to announce 10 week results from this trial in the second half of 2015. Filgotinib is being developed under an exclusive collaboration agreement with AbbVie, under which we expect a licensing decision by AbbVie in the second half of 2015. See “—Collaborations—Exclusive Collaboration for JAK Inhibitors.”

In December 2014, we commenced enrollment of ORIGIN, a 60-patient, 12-week clinical trial of GLPG1205 in patients with UC, and we expect to announce topline data from this trial in the first half of 2016.

CD and Limitations of Current Treatments

CD is an IBD causing chronic inflammation of the gastrointestinal, or GI, tract with a relapsing and remitting course. The prevalence estimates for CD in North America range from 44 cases to 201 cases per 100,000 persons. In Europe, prevalence varies from 37.5 cases to 238 cases per 100,000 persons, according to a January 2014 GlobalData PharmaPoint report. The disease is slightly more common in women, with a peak incidence at the age of 20 to 40 years. The cause of CD is unknown; however, it is believed that the disease may result from an abnormal response by the body’s immune system to normal intestinal bacteria.

The disease is characterized by inflammation that may affect any part of the GI tract from mouth to anus, but most commonly the distal small intestine and proximal colon, causing a wide variety of symptoms including anemia, abdominal pain, diarrhea, vomiting, and weight loss. The characteristic inflammatory response of CD is focal transmural inflammation, frequently associated with granuloma formation, which may evolve to progressive damage over time.

Treatment of CD will depend on severity of the disease. The main goal of treatment is to stop the inflammation in the intestine, prevent flare-ups and keep patients’ disease in remission. While mild to moderate symptoms may respond to an antidiarrheal medicine, antibiotics, and other medicines to control inflammation, severe symptoms are often treated with anti-TNF agents. Anti-TNF agents, however, do not work for all patients, and, in patients who do find therapeutic benefit, they can lose their effect over time as a result of relapse. Anti-TNF agents have also demonstrated side effects arising from long term suppression of the immune system including increased rate of infections. Unlike in RA, few biologics have been approved in CD and, as such, caregivers have a more limited number of available treatments.

The market for CD therapies, across the 10 main healthcare markets, was approximately $3.2 billion in 2012 and is estimated to exceed $4.1 billion in 2022, according to a January 2014 GlobalData PharmaPoint report, driven primarily by use of anti-TNF agents. The primary existing brands are shown in the table below.

Brand	Drug Class	Company
Remicade (infliximab)	Anti-TNF agent	Johnson & Johnson
Humira (adalimumab)	Anti-TNF agent	AbbVie
Cimzia (certolizumab pegol)	Anti-TNF agent	UCB
Tysabri (natalizumab)	Integrin inhibitor	Biogen Idec
mesalamine/olsalazine/ sulfasalazine/balsalazide	Intestinal anti-inflammatory	generic

The Potential of JAK Inhibitors for the Treatment of CD

As with RA, dysregulation of the JAK-STAT signaling pathway has been associated with CD. Accordingly, we believe that drugs with high selectivity for JAK1 and less selectivity for JAK2 and JAK3 are likely to be attractive candidates for development in CD. By inhibition of JAK1 but not JAK2, unwanted effects such as anemia may be prevented. Complications surrounding anemia are of particular importance to IBD patients, who frequently experience fecal blood loss. We therefore believe there continues to be a significant unmet medical need in CD treatment for an oral, highly selective JAK1 inhibitor that allows for the efficacy benefits of a highly selective JAK1 inhibitor with a more favorable side effect profile driven by less selectivity to JAK2 and JAK3.

We are also developing filgotinib for treatment of CD to address the limitations of existing CD therapies. Through our FITZROY clinical program, we hope to demonstrate the following clinical and product benefits of filgotinib for the treatment of CD:

•	Safety: That filgotinib will be well tolerated, will show an absence of treatment-induced anemia, will show marginal increase of LDL cholesterol and will result in an overall lower infection rate as compared to other approved CD therapies.

•	Efficacy: That filgotinib will demonstrate rapid onset of action and durable efficacy equivalent to or better than other approved biologic therapies for CD.

•	Convenience: That filgotinib will enable oral dosing, as there are currently no approved oral therapies for CD.

•	Combination with other therapies: That filgotinib can be safely combined with other therapies commonly prescribed to CD patients, due to its very low risk of drug-drug interactions.

Our Clinical Program for Filgotinib for CD

Filgotinib is currently in Phase 2 clinical development for CD and has shown favorable activity in pre-clinical models for IBD. We expect to complete recruitment for FITZROY, our Phase 2 trial in CD with filgotinib, in 2015. This innovative trial is designed to enroll up to 180 patients with CD, evaluating the induction of disease remission at 10 weeks and clinical response and other parameters with up to 20 weeks of treatment. Patients are being recruited from 49 centers in Eastern and Western Europe. Topline results of 10 weeks of treatment in the CD trial are expected in the second half of 2015. Pending a successful outcome of the FITZROY trial, a global Phase 3 clinical program in CD is expected. Because the FITZROY trial is not being conducted within the United States, we have not submitted an IND for this product candidate.

Below is an overview of the design for the FITZROY clinical trial.

Trial Name	FITZROY (GLPG0634-CL-211)
Trial Design

Double-blind, placebo-controlled add-on to stable background treatment (e.g., corticosteroids, aminosalicylates or CD-related antibiotics).

Two trial parts: 10 weeks Part 1 + re-randomization +10 weeks Part 2.

Part 1 – two trial arms:

•       one daily dose level: 200 mg (q.d.)

•       placebo

Part 2 – three trial arms:

•       two daily dose levels: 100 mg and 200 mg

•       one dose regimen for each dose level: once (q.d.)

•       placebo

Patient Population	Subjects with active CD with evidence of mucosal ulceration.
Trial Objective	Proof-of-concept trial of filgotinib for the treatment of active CD.
Anticipated Number of Subjects Randomized	180
Total Treatment Duration	20 weeks
Primary Trial Objective	At week 10: Efficacy in terms of the percentage of subjects achieving clinical remission (CDAI score of less than 150) following 10 weeks of treatment versus placebo.
Secondary Trial Objectives

•       Efficacy in terms of percentage of subjects achieving clinical response, clinical remission, endoscopic response, endoscopic remission and mucosal healing compared to placebo

•       Safety, tolerability and PK

•       Effect of filgotinib on quality of life, on selected PD/biomarkers and histopathological features of the intestinal mucosa

•       Develop an exposure-response model between filgotinib /major metabolite exposure and selected PD/biomarkers or efficacy markers

Phase 1 Trial / Pre-clinical Study

In a pre-clinical study, we demonstrated encouraging activity results in a mouse dextran sodium sulfate, or DSS, induced colitis model. In our Phase 1 clinical trial for filgotinib described above, we demonstrated a sustained effect over a 24-hour period with a very low risk of drug-drug interaction.

UC and Limitations of Current Treatments

UC is an IBD causing chronic inflammation of the lining of the colon and rectum. Unlike CD, UC involves damaging inflammation of only the colon and rectum. The disease often presents in young adulthood. In patients with moderate to severe UC the symptoms include frequent loose bloody stools, anemia, abdominal pain, fever, and weight loss. UC affected nearly 625,000 people in the United States in 2012, according to a December 2013 GlobalData EpiCast report.

The ultimate aim in the treatment of UC is to change the natural course of the disease by slowing down or halting its progression, thus avoiding surgery or hospitalization. The current standard treatment for mild-to-moderate UC is 5-aminosalicylates, or 5-ASA. Given either orally or rectally, these drugs work to decrease inflammation in the lining of the intestines. For patients who do not respond to 5-ASA, other treatment options include corticosteroids, immunomodulators, biological therapies, such as anti-TNF agents, and cyclosporin. Surgery may be necessary for patients with refractory UC. The global market for UC therapies was approximately $4.2 billion in 2012, and is estimated to grow to $6.7 billion in 2022, driven primarily by use of biological therapies, according to a September 2014 GlobalData PharmaPoint report.

Changes in UC treatment strategies, accompanied by advances in drug development and the addition of targeted biological therapies, have greatly improved the outcomes for patients. Although the introduction of anti-TNF agents has changed the treatment of refractory patients dramatically, only one-third or fewer patients will achieve long-term remission with such treatment, and many of those patients will eventually lose their response. In addition, anti-TNF agents have known side effects including increased risk of infections. As such, the medical need in this patient segment is still considered to be significant.

The primary existing brands of UC therapies are shown in the table below.

Brand	Drug Class	Company
Remicade (infliximab)	Anti-TNF agents	Johnson & Johnson
Humira (adalimumab)	Anti-TNF agents	AbbVie
Simponi (golimumab)	Anti-TNF agents	Johnson & Johnson
Entyvio (vedolizumab)	Integrin inhibitor	Takeda
azathioprine (AZA)	Purine analog (immunosuppressant)	generic
cyclosporine	Immunomodulator	generic
Lialda (mesalamime)	5-ASA	Shire
Asacol HD (mesalamime)	5-ASA	Actavis
Apriso (mesalamime)	5-ASA	Salix
Pentasa (mesalamime)	5-ASA	Ferring

Our Clinical Program for GLPG1205 for UC

GLPG1205 is a selective inhibitor of GPR84, a novel target for inflammatory disorders. GPR84 is a protein involved in the regulation of macrophages, monocytes, and neutrophils in the human immune system and is over-expressed in inflammatory disease patients. GPR84 antagonists such as GLPG1205 present a novel mode of action for the treatment of inflammatory diseases. GLPG1205 targets diseases associated with up-regulation of GPR84 on inflammatory leukocytes, such as IBD and neuro-inflammatory disease, i.e., multiple sclerosis, through once-daily oral dosing. We identified GPR84 as playing a key role in inflammation, using our target discovery platform and we determined in a pre-clinical IBD model that GLPG1205 prevents colitis disease progression. GLPG1205 is fully proprietary, where we retain all development and commercial rights.

We have initiated ORIGIN, a 60-patient 12-week Phase 2a clinical trial of GLPG1205 in UC and the first patients received treatment in early 2015. The Phase 2a clinical trial is a multicenter, randomized, double-blind, placebo-controlled, exploratory proof-of-concept trial with two parallel 12 weeks of treatment groups in subjects with moderate to severe UC. Because the ORIGIN trial is not being conducted within the United States, we have not submitted an IND for this product candidate.

Below is an overview of the design for the ORIGIN clinical trial.

Trial Name	ORIGIN (GLPG1205-CL-211)
Trial Design	Double-blind, placebo-controlled, monotherapy. Two trial arms: • one daily dose level: 100 mg (q.d.) • placebo
Patient Population	Subjects with moderate to severe UC
Trial Aim	Proof-of-concept trial of GLPG1205 for the treatment of active UC
Anticipated Number of Subjects Randomized	60
Total Treatment Duration	12 weeks
Primary Trial Objective	At week 8: Efficacy by use of Mayo score comparing results with baseline versus placebo
Secondary Trial Objectives

•       Efficacy by use of partial Mayo score and by use of histopathological Geboes (at week 8) comparing results with baseline versus placebo

•       Safety, tolerability and PK

•       Effects of GLPG1205 on selected biomarkers

Phase 1 Trial/ Pre-clinical Study

Pre-clinically we have shown that GPR84 plays a key role in IBD and that GLPG1205 is a selective inhibitor of GPR84. We have demonstrated in our pre-clinical models in vivo activity in IBD with our GPR84 inhibitor. GLPG1205 prevents neutrophil and macrophage chemotaxis induced by specific triggers and it prevents colitis disease progression in the chronic mouse IBD model. In a Phase 1 proof-of-concept trial, GLPG1205 was shown to be well tolerated in healthy volunteers up to 100 mg daily. It demonstrated a favorable PK and PD profile and an ability to engage GPR84 on a sustained basis.

Our CF Program

Recent advances in CF research have led to the development of therapies designed to treat the underlying cause of CF rather than to merely address symptoms. We believe this will lead to novel medicines for CF patients with the potential to both improve their quality of life as well as prolong it. CF results from mutations in the gene that encodes the CFTR protein. Although there are more than 1,900 different genetic mutations that cause CF, the Class II (F508del) mutation of CFTR is the most prevalent and is present in approximately 90% of all CF patients and thus represents the largest opportunity within the CF patient population. We are developing therapies that seek to address this significant unmet need.

We initially are developing a novel oral potentiator, GLPG1837, that we believe has the potential to be a best-in-class therapy for Class III (G551D) CF patients, the same mutation which is targeted by the only therapy currently approved to address the cause of CF, Kalydeco, marketed by Vertex. The Class III (G551D) mutation represents approximately 4% of all CF patients. In order to address the unmet need in patients with Class II or other mutations, and to have a clinically meaningful impact on CFTR function, which we estimate to be greater than 50% restoration of CFTR activity in most CF patients, we believe that a combination of novel molecules ultimately will be required. To that aim, we plan to develop a robust portfolio of potentiator and corrector molecules. We believe this will increase our chances of success and will also allow us to achieve the highest possible improvement in CFTR function for CF patients. Accordingly, we are also developing multiple CF corrector molecules that combined with GLPG1837 could be used in combination therapy to treat a broader spectrum of CF patients. We are also investigating possible combinations of our CF drug candidates with those of other companies to improve CFTR restoration across a broad spectrum of CF mutations.

Our novel GLPG1837 potentiator candidate is currently in a Phase 1 clinical trial with topline results expected in the third quarter of 2015. Our first oral corrector candidate, GLPG2222, is in pre-clinical development, with a Phase 1 clinical trial anticipated to begin in the second half of 2015. We have additional corrector programs in early-stage discovery, and we aim to nominate a candidate out of these programs in the first half of 2015. In a pre-clinical cellular assay study, we demonstrated that the combination of GLPG1837 plus GLPG2222 and one of our C2 corrector molecules resulted in up to 60% restoration of CFTR function in cells from Class II patients. These pre-clinical studies suggest to us that a triple combination therapy has the potential to offer a compelling therapeutic option for Class II CF patients. By the middle of 2015 we expect to have all three components of this therapy in development.

In addition, we have preliminary pre-clinical data which suggests that Galapagos candidate drugs in combination with facilitated mRNA translation agents potentially can restore clinically meaningful CFTR function in Class I mutation patients.

We have entered into an exclusive collaboration agreement with AbbVie to discover, develop and commercialize novel CF modulators. AbbVie and we are working collaboratively, contributing technologies and resources to develop and commercialize oral drugs that address the main mutations in CF patients, including Class II and Class III. See “—Collaborations—Exclusive Collaboration for CFTR Modulators (CF).”

We believe our CF modulators have the potential to offer important advantages compared to currently approved therapies as well as other therapies under development:

•	disease modifying activity in Class II/III mutations in CF;

•	regaining greater than 50% of CFTR activity, important for achieving compelling clinical efficacy;

•	improved risk/benefit compared to standard of care;

•	small molecules allowing for oral administration;

•	adequate safety for chronic use, including pediatric application;

•	no adverse interactions with drugs commonly taken by CF patients, including antibiotics and anti-inflammatory drugs; and

•	effective in homo- & heterozygous patients.

We believe that we are well positioned in CF due to our:

•	robust portfolio of CF modulators, including prolific chemistry with multiple binding modes to modulate CFTR;

•	unique assay cascade, including primary cells from CF patients, for screening of candidate drugs that modulate the CFTR protein;

•	expertise in working since 2005 with a broad discovery platform containing highly relevant disease assays starting from cells from CF patients; and

•	collaborative partnership with AbbVie, which is an expert in combination therapies and committed to the CF field.

CF

CF is a rare, life-threatening, genetic disease that affects approximately 80,000 patients worldwide and approximately 30,000 patients in the United States. CF is a chronic disease that affects the lungs and digestive system. CF patients, with significantly impaired quality of life, have an average lifespan approximately 50% shorter than the population average, with the median age of death at 27. There currently is no cure for CF. CF patients require lifelong treatment with multiple daily medications, frequent hospitalizations and ultimately lung transplant, which is life-extending but not curative. In the United States, a CF patient on average incurs approximately $50,000 per year, or $1,350,000 over his or her lifetime, in outpatient expenses alone and substantial additional costs for frequent hospitalizations. Kalydeco, the only approved therapy for the underlying cause of CF, adds approximately $300,000 of additional costs per year.

CF is caused by a mutation in the gene for the CFTR protein, which results in abnormal transport of chloride across cell membranes. Transport of chloride is required for effective hydration of epithelial surfaces in many organs of the body. Normal CFTR channel moves chloride ions to outside of the cell. Mutant CFTR channel does not move chloride ions, causing sticky mucous to build up on the outside of the cell. CFTR dysfunction results in dehydration of dependent epithelial surfaces, leading to damage of the affected tissues and subsequent disease, such as lung disease, malabsorption in the intestinal tract and pancreatic insufficiency.

Individuals who carry two copies of a defective CFTR gene, referred to as homozygous, are typically affected by CF and show symptoms of the disease. Individuals who carry one copy of a defective CFTR gene are called carriers. Carriers are typically unaffected by CF and show no symptoms of the disease. Individuals who carry one copy each of two different defective CFTR genes, referred to as heterozygous, are typically affected by CF and show symptoms of the disease. Today, the majority of CF patients are diagnosed at birth through newborn screening and the majority of diagnosed patients have been genotyped, up to 97% in the United States. There are more than 1,900 known mutations in the CFTR gene, some of which result in CF. Mutations in the CFTR gene can be classified into five classes according the mode by which they disrupt the synthesis, traffic and function of CFTR, as described in the table below.

Class	CFTR Dysfunction	CFTR Impact	Commentary
I	Absent functional CFTR	Protein translation	Leads to no CFTR on cell membrane	}	“Severe” Mutations ~96% of patients
II	Absent function CFTR	Protein folding	CFTR can’t reach cell surface (F508del most common Class II)
III	Defective channel regulation	Function	CFTR on cell surface but can’t be activated (G551D most common Class III)

IV	Defective CFTR channel	Function	CFTR on cell surface but chloride channel is unable to function properly	}	“Mild” Mutations
V	Reduced function & synthesis	Reduced number & CFTR degradation	CFTR made at insufficient levels or degrades too quickly

Two of the most prevalent mutations in the CFTR gene are Class II and Class III, including the F508del mutation and the G551D mutation, respectively. In Class II patients having insufficient CFTR reaching the membrane, about half of the patient population have the F508del mutation on both alleles, the so-called homozygotes. For clinical trials, these patients form a homogenous group. About the other half of the Class II patient population have the F508del mutation on one allele only and carry another mutation on the second allele; they are called the heterozygotes. Also this other mutation impairs the correct processing of CFTR. As the group is less homogenous, clinical trials have proven to be more difficult. The F508del mutation is sometimes called a “processing” mutation because it results in a defect in the CFTR protein in which the CFTR protein does not reach the surface of cells in sufficient quantities. The G551D mutation, a Class III mutation, is sometimes called a “gating” mutation because it results in a defect in the CFTR protein in which the defective CFTR protein reaches the surface of a cell but does not efficiently transport chloride ions across the cell membrane. Most therapeutic approaches under development for CF target the defects caused by one or both of these mutations. Given the prevalence of the F508del mutation, a compound that corrects the effect of the F508del mutation can, beside for patients with Class II mutations only, also be used for combination therapy approaches in heterozygous patients with Class I and Class III mutations.

The Potential of CFTR Modulators (Potentiators and Correctors) for the Treatment of CF

There is no cure for CF, and to date, all but one of the therapies approved to treat CF patients have been designed to treat the symptoms rather than address the underlying cause of the disease. The market for CF therapies, across the six main healthcare markets, exceeded $1 billion in 2012 and is to exceed $5 billion in 2018 according to a July 2014 GlobalData OpportunityAnalyzer report, primarily driven by introduction of disease modifying treatments. To treat the symptoms of disease, such as CF-associated malnutrition, diabetes, lung disease and systemic inflammation, an aggressive combination of specific therapies is required. To address the cause of the disease, the primary focus has been on a class of drugs known as CFTR modulators.

Two types of disease-modifying CFTR modulators are the primary area of focus for therapies under development. Potentiator molecules are designed to restore the flow of ions through an activated CFTR by influencing the channel’s open probability. Potentiator molecules can only function if CFTR is already present in the cell membrane (Class III/IV) mutations. Corrector molecules are designed to overcome defective protein processing by restoring proper folding of CFTR and allowing for increased surface expression (Class II mutations).

Kalydeco, marketed by Vertex, is currently the only approved therapy to address the cause of CF. Kalydeco is an orally-administered CFTR potentiator for the treatment of patients two years of age and older with CF who have the Class III (G551D) mutation in their CFTR gene. Kalydeco is designed to keep the CFTR protein channels on the cell surface open longer in order to increase the flow of salt and water into and out of the cell. However, this treatment is limited to the subset of patients who suffer from the Class III and other gating mutations of the CFTR gene. Class III mutations occur in only a small percentage of patients with CF (4%).

In contrast, the Class II F508del mutation affects approximately 90% of all CF patients. In these patients, CFTR is not expressed at the cell surface and cannot be potentiated by drugs like Kalydeco (that can only function if CFTR is already present in the cell membrane). Small molecule corrector approaches aim to transport the non-functional Class II CFTR protein to the cell membrane. Other companies currently developing small molecule correctors include Vertex, Pfizer, Genzyme, Targeted Genetics and Bayer. To date, however, there are no approved corrector molecules on the market.

The Class I mutations affect approximately 10% of all CF patients. This mutation shortens the length of the CFTR protein and leads to complete loss of CFTR function. To date, there are no approved molecules on the market to treat this mutation.

Lumacaftor (VX-809), which is being developed by Vertex, is a small molecule corrector being studied in patients with two copies (homozygous) of the Class II (F508del) mutation in their CFTR gene for use in combination with Kalydeco. In June 2014, Vertex announced that its two Phase 3 clinical trials of lumacaftor, when used in combination with Kalydeco in CF patients homozygous for the Class II (F508del) mutation, showed statistically significant improvement in the trial’s primary endpoint of improved lung function, compared to placebo. Vertex also showed statistically significant reductions in pulmonary exacerbations in the pooled analysis of both studies. Other signs of clinical improvement were either limited or not statistically different from placebo.

Despite the approval of Kalydeco and the pending approval of Kalydeco/lumacaftor combinations, there is need for better therapies with improved pulmonary function. Though many pediatric patients have normal lung function at the time of diagnosis, physicians generally believe that earlier treatments can have downstream benefits for the patient by slowing the deterioration in lung function.

We believe that restoration of CFTR function in cellular assays may be predictive of clinical outcomes. Specifically, review of Vertex patient and cellular data has shown strong correlation as reflected in Diagram A. In the case of patients with F508del mutation, the administration of Kalydeco and lumacaftor combination resulted in approximately 20% restoration of normal, or wild-type, CFTR. The clinical outcome reflected in Vertex’s Phase 3 trial and primary endpoint was that 46% of patients showed an FEV1 improvement of greater than or equal to 5%. Forced expiratory volume (FEV1) levels are a measurement of the volume of air that can be forcibly blown out in one second after full inspiration. Further, as reflected in Diagram B, for patients with G551D mutation, the administration of Kalydeco resulted in approximately 30% restoration of wild-type CFTR. The clinical outcome reflected in Vertex’ Phase 3 trial and primary endpoint was that 75% of patients showed an FEV1 improvement of greater than or equal to 5%.

Diagram A	Diagram B

We believe these studies demonstrate that cellular models can be used to identify novel molecules to treat Class II and Class III mutations and select those combinations that can restore wild-type CFTR to greater than 50%, a threshold that we believe needs to be achieved to lead to disease remission in patients.

We also have preliminary pre-clinical data which suggests that our CFTR-modulating candidates when used in combination with facilitated mRNA translation agents potentially can restore clinically meaningful CFTR function in Class I mutation patients.

Galapagos Novel Modulator Combinations for Treating CF

We are developing novel oral corrector-potentiator combinations for the treatment of CF patients with the Class II F508del mutation, including both homozygous and heterozygous patients. Our aim is to develop multiple correctors and multiple potentiators for patients with this mutation, and we have been successful in identifying multiple candidates in each focus area thus far. We do this to increase our chances of success in the event that molecules fail along the development path, but also to achieve the highest possible improvement in CFTR function for these patients. We believe that multiple drugs will ultimately need to be used in combination in order to achieve compelling clinical efficacy.

Therapies that restore CFTR function through a combination of correctors and potentiators improve hydration of the lung surface and subsequent restoration of mucociliary clearance. We are focused on increasing the percentage of wild-type CFTR restored to greater than 50%. We believe that a potentiator/corrector combination restoring more than 50% of healthy function CFTR will have a substantially positive impact on the quality of life of Class II patients and can reverse disease. We also believe it is important to use drug-drug interaction such as interference with the working of antibiotics, an important class of medication for CF patients, as a key screening criterion in our CF programs.

We have identified multiple series of novel corrector molecules that enhance the restoration of CFTR in combination with our novel potentiator, GLPG1837. Based on pre-clinical data, we believe that our potentiator GLPG1837 has the potential to offer a superior efficacy and safety profile compared to Kalydeco, important for Class III positioning, but also important for forming the potentiator component of superior combination therapies for Class II mutation patients as well.

Diagram C below summarizes the results of a pre-clinical evaluation of our GLPG1837 potentiator and Vertex’s Kalydeco potentiator in heterozygous donor cells from a single donor with the G551D and F508del mutations. The first bar shows the control. The second bar shows the activity of the Kalydeco potentiator, which achieved approximately 30% wild-type restoration on average in this assay. The third bar shows the activity of our GLPG1837 potentiator, which achieved approximately 50% wild-type restoration on average in this assay.

Diagram D below summarizes the results of a pre-clinical evaluation various corrector plus potentiator combinations in homozygous donor cells from a single donor with the F508del mutation. The first bar shows the control. The second bar shows the activity of the Kalydeco potentiator in combination with the lumacaftor corrector, which achieved approximately 20% wild-type restoration on average in this assay. The third bar shows the activity of our potentiator GLPG1837 in combination with our corrector GLPG2222, which achieved approximately 30% wild-type restoration on average in this assay. The fourth bar shows the activity of our potentiator GLPG1837 in combination with our corrector GLPG2222 and another corrector candidate, which achieved approximately 60% wild-type CFTR restoration across all donor cells in this assay.

Diagram C	Diagram D
‘1837: Superior Potentiator

We also have preliminary pre-clinical data which suggests that certain of our candidate drugs, in combination with facilitated mRNA translation agents, may potentially restore clinically meaningful CFTR function in Class I mutation patients.

GLPG1837

Phase 1 Trial

We selected GLPG1837 as a pre-clinical candidate potentiator drug late in 2013. In December 2014, we initiated a Phase 1 clinical trial for GLPG1837. We expect topline results in the third quarter 2015. The trial is a first-in-human, randomized, double-blind, placebo-controlled, single center Phase 1 trial evaluating single, or SAD, and multiple ascending oral doses, or MAD, of GLPG1837 in healthy subjects. The trial is designed to include five cohorts of healthy volunteers that participate to one or more treatment periods. In the SAD part of the trial the ascending doses alternate between cohorts which run in parallel. Other cohorts are executed consecutively and only upon successful completion of the SAD part of the trial. Pending a successful outcome from this trial, we intend to initiate a Phase 2a clinical trial with GLPG1837 in Class III patients. Because this Phase 1 trial is not being conducted within the United States, we have not submitted an IND for this product candidate.

Pre-clinical Data

We presented data from the novel potentiator series from which GLPG1837 was selected showing good metabolic stability and permeability, affording favorable PK profiles and very low risk of drug-drug interactions.

GLPG2222

We have nominated our first corrector candidate, GLPG2222, for further preparations toward entering Phase 1 trials in 2015. Based on pre-clinical data, GLPG2222, in combination with potentiator GLPG1837, restores approximately 30% of healthy CFTR function, and 60% in combination with GLPG1837 plus other molecules from our other corrector series. Because this Phase 1 trial will not be conducted within the United States, we have not submitted an IND for this product candidate.

Other Corrector Series under Development

We have several complementary series of corrector compounds from which to select more correctors to work in combination with GLPG1837 and GLP2222 for the F508del mutation. We intend to select a second corrector candidate in the first half of 2015. We will continue to explore backups for each lead compound of the complementary series.

Our IPF Program

With GLPG1690, a potent and selective inhibitor of ATX, we discovered a novel mode of action with potential application in pulmonary diseases. We identified ATX as playing a key role in inflammation, using an inflammation assay in our unique target discovery platform. Pharmacology and translational studies published by other parties since then suggest that ATX may play a key role in metabolic disease, arthritic pain, oncology, and lung disease.

ATX is a secreted enzyme with lysophospholipase D activity responsible for the production of bioactive LPA. LPA signals through several receptors to control a range of cell activities such as migration, contraction and proliferation. In published studies, LPA levels have been shown to be increased in bronchoalveolar lavage, or BLA, fluid, and in exhaled breath condensate, of IPF patients, and ATX levels have been shown to be elevated in the lung tissue of IPF patients. Bristol-Myers Squibb has initiated a Phase 2 proof-of-concept trial in IPF patients with an LPA1 receptor antagonist.

We evaluated GLPG1690 in a preclinical lung fibrosis model (mouse bleomycin) and observed effects on reducing the fibrotic score, numerically favoring GLPG1690 over pirfenidone, an anti-fibrotic drug for the treatment of IPF.

GLPG1690 has completed a Phase 1 first-in-human trial. We announced Phase 1 results from this trial in February 2015. The aim of this trial was to evaluate the safety, tolerability, PK, and PD of oral single and multiple ascending doses of GLPG1690. The randomized, double-blind, placebo-controlled, single center trial was conducted in 40 healthy volunteers in Belgium. In the first part of the trial, single ascending doses were evaluated. In the second part, GLPG1690 was administered daily for 14 days. In this study, GLPG1690 was shown to be well-tolerated up to 1000 mg daily dose and demonstrated a favorable pharmacokinetic profile. Moreover, in this trial GLPG1690 demonstrated the ability to reduce plasma LPA levels on a sustained basis, implying ATX engagement. Because this Phase 1 trial was not conducted within the United States, we did not submit an IND for this product candidate.

We are currently preparing a Phase 2 trial in idiopathic pulmonary fibrosis, or IPF, and we expect to file the Clinical Trial Application, or CTA, in this respect before the end of 2015.

GLPG1690 was initially developed in collaboration with Janssen Pharmaceutica, which returned its rights in March 2015 as part of the termination of the larger research alliance between Janssen Pharmaceutica and us. The notice at the time did not specify the reasons for termination. We remain committed to advance the clinical development of this product candidate on our own and will have no further obligation to Janssen Pharmaceutica in this regard.

IPF and current treatment options

IPF is a chronic, relentlessly progressive fibrotic disorder of the lungs that typically affects adults over the age of 40. According to an April 2013 GlobalData EpiCast report, the prevalence of IPF is <30/100,000 in both Europe and the United States, and, as such, we believe that IPF is eligible for orphan designation in these jurisdictions. The clinical prognosis of patients with IPF is poor as the median survival at diagnosis is 2–4 years. Currently, no medical therapies have been found to cure IPF. The medical treatment strategy aims to slow the disease progression and improve the quality of life. Lung transplantation may be an option for appropriate patients with progressive disease and minimal comorbidities.

Regulatory agencies have approved Esbriet (pirfenidone) and Ofev (nintedanib) for the treatment of mild to moderate IPF. Both pirfenidone and nintedanib have been shown to slow the rate of functional decline in IPF and are likely to become the standard of care worldwide. These regulatory approvals represent a major breakthrough for IPF patients; yet neither drug improves lung function and the disease in most patients on these therapies continues to progress. Moreover, the adverse effects associated with these therapies are considerable (e.g., diarrhea, liver function test abnormalities with nintedanib versus nausea and rash with pirfenidone). Therefore, there is still a large unmet medical need as IPF remains a major cause of morbidity and mortality. According to an April 2013 GlobalData OpportunityAnalyzer report, growth in the United States and European Union idiopathic IPF markets is expected in the near future with forecasted IPF sales in 2017 of over $1.1 billion.

Our Novel, Proprietary Target Discovery Platform

We believe our target discovery platform provides a significant and substantial competitive advantage in our portfolio of novel mode of action medicines as it:

•	closely mimics the in vivo situation through a combination of knock down of a given protein in a primary human cell with relevant trigger and readout for a specific disease phenotype;

•	allows for the identification of the optimal point to intervene in a disease pathway in order to develop more effective drugs for that disease; and

•	enables us to rapidly analyze all of the drugable genome and select pharmaceutically tractable protein targets directly by their ability to regulate key disease biology.

Our product candidates in Phase 2 clinical development, filgotinib and GLPG1205, both act on targets whose role in the specific disease were discovered by us using our discovery platform and are proof of success of our approach. Filgotinib acts on JAK1 and, we believe, has shown potential to have a best-in-class profile in RA clinical trials. GLPG1205 acts as a GPR84 inhibitor and has shown activity in an IBD animal model and is currently being tested in a Phase 2 UC trial.

The human genome is made up of tens of thousands of genes which code for the proteins that make up the human body. Nearly all chronic diseases and disorders are caused by a disruption in the normal function of certain proteins. The main goal of pharmaceutical companies is to design drugs that alter the activity of these proteins so that normal function returns and the cause of the disease is minimized or eliminated. One of the main obstacles in discovering new drugs is to understand exactly which of the body’s thousands of proteins play a key role in a particular disease. Once these proteins are discovered, they become targets for drug design. Finding these targets is one of the critical steps in the drug discovery process.

Our approach to target discovery is unique as our discovery platform focuses on target identification using primary human cells, which we believe provides the best system to study the effect that a protein might have on the disease in the human body. Moreover, we concentrate our efforts on so called “drugable” proteins and utilizing our high throughput screening technology can efficiently screen these protein targets in human cells. We believe that our discovery approach increases the chances of success in bringing new mode of action drugs to the market. Since

2009, 23 pre-clinical candidates have been generated by us using the discovery platform, of which 18 have novel modes of action. Of this number, 10 have entered the clinic, of which eight have novel modes of action.

In order to study proteins in human cells, we take advantage of the distinctive properties of adenoviruses. Adenovirus is the virus that causes the common cold and has the capability to infect almost every type of human cell. The adenoviruses we work with have been engineered to act as a shuttle vehicle, allowing the delivery of specific pieces of DNA into human cells. Additionally, these viruses have made replication incompetent, meaning they do not replicate in the human cell they infect, which means they do not interfere with the processes in the cell. We have engineered the viruses to carry small pieces of DNA, specific for the drugable genes. When the virus enters the cell, a short sequence of RNA is produced that is processed in the cell to become “short interfering RNA”, or siRNA, that specifically interferes with the mRNA of the protein it was designed for. By using these viruses, we can cause the cells to block, or “knock-down,” the production of a certain protein, mimicking what a small molecule drug does in the human body. We have built a collection with these adenoviruses, now in excess of 20,000 viruses, that addresses almost 6,000 drugable genes.

Our drug discovery research is based on the targets discovered using this technology. Once a target is validated, it is tested against large collections of chemical small molecules to identify chemical structures that interact with the target and block or activate protein production. These chemical structures are then optimized to obtain “drug-like” characteristics followed by testing of the drug candidate in the clinic.

We currently have 20 different discovery programs which we are advancing toward clinical development. In addition to additional targets and molecules in our RA, IBD, and CF programs, we explore new modes of action in osteoarthritis, anti-infectives, metabolic diseases, fibrosis and immune inflammation.

Collaborations

We have entered into multiple collaboration agreements with pharmaceutical partners, which have generated approximately $490 million in cash to date to fund discovery and development. We expect to continue to collaborate selectively with pharmaceutical and biotechnology companies to leverage our discovery platform and accelerate product candidate development. Our current alliances with AbbVie include:

Exclusive Collaboration for JAK Inhibitors

In February 2012, we entered into a global collaboration agreement with AbbVie (as successor in interest) to develop and commercialize a JAK1 inhibitor with the potential to treat multiple autoimmune diseases. Under the collaboration agreement, filgotinib (GLPG0634) was selected as the lead compound for study, initially in the field of RA. In April 2013, we entered into an amendment of the collaboration agreement in order to expand the initial development plan for filgotinib in RA. In May 2013, we entered into a second amendment of the collaboration agreement in order to expand the clinical development plan for filgotinib to the field of CD and UC.

In connection with our entry into the collaboration agreement we received a one-time, non-refundable, non-creditable upfront payment in the amount of $150 million, and in connection with the first amendment to the collaboration agreement we received a one-time, non-refundable, non-creditable upfront payment in the amount of $20 million.

The collaboration is managed by a set of joint committees comprised of equal numbers of representatives from each of us and AbbVie. The joint steering committee, or JSC, oversees and coordinates the overall conduct of the collaboration. The joint development committee develops the strategies for and oversees the development of the licensed products. The joint commercialization committee will oversee and develop the strategies for commercialization of co-promoted licensed products in The Netherlands, Belgium and Luxembourg if we elect to exercise our co-promotion option, as described below.

Under the terms of the collaboration, we are required to use commercially reasonable efforts to undertake the Phase 2 clinical development of the lead compound, filgotinib, or any other follow-on compound, provided the JSC elects to develop such compound instead of filgotinib in accordance with a development plan and budget approved in accordance with the collaboration agreement. In the event the JSC determines that obtaining or maintaining regulatory approval for filgotinib would not be feasible, then AbbVie may select a follow-on JAK1 inhibitor controlled by us to replace filgotinib as the lead compound. Alternatively, AbbVie may elect to terminate the agreement on a country-by-country basis with respect to the country or countries affected by such circumstances.

Following completion of our Phase 2 clinical trial of filgotinib for RA, we are required to submit a complete data package to AbbVie for its evaluation, after which AbbVie will have an opportunity to review and assess such data package and determine in good faith whether certain specified success criteria have been satisfied. If AbbVie determines that the success criteria have been satisfied, AbbVie will have an exclusive worldwide license to develop, manufacture and commercialize filgotinib for all diseases, subject to our co-promotion option in The Netherlands, Belgium and Luxembourg. If AbbVie determines that the success criteria have not been satisfied, it has the option, at its sole discretion, to either acquire this exclusive worldwide license, by delivering written notice to us of its election to enter into such license, or terminate the agreement in its entirety. Following in-licensing by AbbVie, AbbVie will be required to use its commercially reasonable efforts to develop, manufacture, register and commercialize filgotinib at its own cost worldwide, subject to our option to elect to co-promote in The Netherlands, Belgium and Luxembourg.

Upon the in-licensing by AbbVie of filgotinib, we will be entitled to receive a one-time, non-refundable, non-creditable payment in the amount of $200 million, and we will be eligible to receive additional milestone payments potentially amounting to $1.0 billion. These milestones are partly regulatory milestones and partly sales-based commercial milestones. In addition, we will be eligible to receive tiered royalty percentages ranging from the low double digits to the lower twenties on net sales of licensed products payable on a product-by-product basis. The royalties payable to us under the collaboration agreement may be reduced under certain circumstances, including if generic competition in a particular territory results in market share losses of a certain percentage. Our right to receive royalties under the collaboration agreement expires, on a product-by-product and country-by-country basis, on the later of: (1) the last day that at least one valid patent claim subject to the agreement and covering the licensed product exists, (2) the tenth anniversary of the first commercial sale of the licensed product in the applicable country, or (3) the expiration of regulatory exclusivity for the licensed product in the applicable country. In the event we exercise our co-promotion option with respect to a licensed product, we would assume a portion of the co-promotion effort in The Netherlands, Belgium and Luxembourg and share in the net profit and net losses in these territories instead of receiving royalties in those territories during the period of co-promotion.

Following completion of our Phase 2 clinical trial of filgotinib for CD, we are required to submit a complete data package to AbbVie for its evaluation, after which AbbVie will have an opportunity to make a good faith determination of whether certain specified success criteria have been satisfied. In the event that AbbVie has in-licensed filgotinib as described above, and AbbVie elects filgotinib for CD, whether by written notice or by initiating a Phase 3 trial of filgotinib for CD or UC, then AbbVie will be required to pay us an additional, one-time, non-refundable, non-creditable payment in the amount of $50 million.

Under the collaboration agreement, we have agreed to not directly or indirectly (including by means of licensing or otherwise), on our own or through a third party, research, develop, commercialize or manufacture any compound or product that inhibits enzymes in the JAK family (including, but not limited to, JAK1s), except as set forth in pre-existing agreements and pursuant to the collaboration agreement.

The collaboration agreement will expire upon the earlier of (1) the expiration of the first review period described above if AbbVie does not proceed with the in-licensing or (2) the expiration of the longest royalty term applicable to licensed products under the agreement if AbbVie does proceed with the in-licensing. Upon expiration of the collaboration agreement under (2), the licenses will become non-exclusive, fully-paid, royalty-free and irrevocable with rights to sublicense. Either we or AbbVie may terminate the agreement for the other party’s uncured material breach; however, if such breach relates solely to a breach with respect to AbbVie’s commercialization diligence obligations in the United States, France, Italy, Spain, the United Kingdom or Germany, we may only terminate the agreement with respect to such country. Either we or AbbVie may terminate the agreement in the event of specified insolvency events involving the other party. AbbVie may also terminate the agreement, in its entirety or on a country-by-country basis, for convenience at any time (other than during the review period) upon prior written notice.

If the agreement terminates due to our material breach, all rights and licenses granted to AbbVie will become irrevocable, unrestricted and perpetual, and AbbVie will provide consideration for such rights and licenses in an amount to be mutually agreed between us and AbbVie. AbbVie will also have the right to determine if the license is exclusive or non-exclusive upon termination. If the agreement terminates in its entirety for any other reason, all rights and licenses granted by either party will terminate, and we will have an option to obtain an exclusive or non-exclusive license from AbbVie under certain intellectual property rights to exploit the licensed product that is the subject of development or commercialization at the time of termination. If we exercise such option, we and AbbVie will then negotiate a transition agreement which will include reasonable financial consideration to AbbVie. If the agreement is terminated in a specific territory, all rights and licenses granted by us will be deemed to be amended not to include such territory, and we will have a corresponding option to elect to obtain a license with respect to such terminated country and to enter into a transition agreement with AbbVie.

Either party may, without the consent of the other party, assign the agreement to an affiliate or successor. Any other assignment requires written consent of the other party. However, with respect to an assignment to an affiliate, the assigning party will remain responsible. If we undergo a change in control, AbbVie has the right to terminate the agreement in its entirety. Alternatively, AbbVie may disband all joint committees and undertake exclusive control of their activities if the change of control occurs after AbbVie has in-licensed filgotinib and/or terminate the co-promotion option or our right to co-promote, if the option has already been exercised.

Exclusive Collaboration for CFTR Modulators (CF)

In September 2013, we entered into a global collaboration agreement with AbbVie focused on the discovery and worldwide development and commercialization of potentiator and corrector molecules for the treatment of CF. In connection with our entry into the collaboration agreement we received a one-time, non-refundable, non-creditable upfront payment in the amount of $45 million. As of the date of this prospectus, we have received an additional $10 million as a development milestone payment under this agreement.

The collaboration is managed by a set of joint committees comprised of equal numbers of representatives from each of us and AbbVie. The JSC oversees and coordinates the overall conduct of the collaboration. The joint research committee, or JRC, oversees and coordinates the discovery phase of the collaboration. The joint development committee, or JDC, oversees and coordinates the development phase of the collaboration. The joint commercialization committee will oversee and develop the strategies for commercialization of co-promoted licensed products in The Netherlands, Belgium and Luxembourg if we elect to exercise our co-promotion option, as described below.

Under the terms of the collaboration, we and AbbVie are required to use commercially reasonable efforts to identify and deliver a specified number of potentiator molecules which may be used as a stand-alone product or in combination with a corrector molecule, and a specified number of corrector molecules to be used in combination with a potentiator molecule.

If (i) the JRC determines that a potentiator molecule and/or a corrector molecule have met certain specified criteria, or AbbVie otherwise decides to continue development, and (ii) an IND has been accepted for such potentiator molecule and/or a combination product candidate containing such potentiator and corrector molecules, we and AbbVie will develop and approve (through the JDC) a plan in connection with the Phase 1 and Phase 2 proof-of-concept clinical trials for the molecule or molecules. We are responsible for the Phase 1 and Phase 2 proof-of-concept clinical trials at our expense up to an agreed cost cap, and then each party will be responsible for the excess costs associated with its respective agreed upon development activities.

If certain criteria associated with the Phase 1 and Phase 2 proof-of-concept clinical trials are met or AbbVie otherwise decides to continue development, we and AbbVie will develop and approve (through the JDC) a plan in connection with Phase 3 clinical trials for the molecule or molecules, in which we are responsible for a specified percentage of the costs.

Following approval, AbbVie will have the sole right to commercialize licensed products worldwide, except in China and South Korea, in which we will have the sole right to commercialize licensed products, and further subject to our co-promotion option in The Netherlands, Belgium and Luxembourg. We will be solely responsible for obtaining regulatory and other approvals required for commercialization of licensed products in China and South Korea.

Under the agreement, we are eligible to receive up to $350 million in total additional developmental, regulatory and sales-based milestones. In addition, we will be eligible to receive tiered royalty percentages ranging from the mid-teens to twenty percent on net sales of licensed products payable on a product-by-product basis. The royalties payable to us under the collaboration agreement may be reduced under certain circumstances, including if generic competition on an active ingredient of a licensed product in a particular territory results in market share losses of a certain amount. Our right to receive royalties under the collaboration agreement expires, on a product-by-product and country-by-country basis, on the later of (1) the last day that at least one valid patent claim subject to the agreement and covering the licensed product exists, (2) the tenth anniversary of the first commercial sale of the licensed product in the applicable country, or (3) the expiration of regulatory exclusivity for the licensed product in the applicable country. In the event we exercise our co-promotion option with respect to a licensed product, we would assume a portion of the co-promotion effort in The Netherlands, Belgium and Luxembourg and share in the net profit and net losses in these territories instead of receiving royalties in those territories during the period of co-promotion.

Under the agreement, neither party may directly or indirectly (including by means of licensing, acquisition or otherwise), on its own or through a third party, research, develop, commercialize or manufacture any molecule, compound or product that has as one of its primary mechanisms of action modulation of the activity of CFTR.

The collaboration agreement will expire upon the expiration of the longest royalty term applicable to licensed products under the agreement as described above. Either we or AbbVie may terminate the agreement on a country-by-country basis in our respective jurisdictions if we are unable to secure or maintain regulatory approval for the licensed product. After development, but before the first commercial sale of any licensed product by AbbVie, AbbVie may terminate the agreement for convenience in its entirety or on a country-by-country basis upon prior written notice to us. Either we or AbbVie may terminate the agreement for the other party’s uncured material breach; however, if such breach relates solely to a breach with respect to our diligence obligations in China or South Korea or AbbVie’s commercialization diligence obligations in the United States, France, Italy, Spain, the United Kingdom or Germany, we or AbbVie may only terminate the agreement with respect to such country. Either we or AbbVie may terminate the agreement in the event of specified insolvency events involving the other party.

If the agreement terminates due to our material breach or as a result of a change of control, all rights and licenses granted to AbbVie will become exclusive or non-exclusive at AbbVie’s sole option, irrevocable, unrestricted and perpetual, and AbbVie will provide consideration for such rights and licenses in an amount to be mutually agreed between us and AbbVie. If the agreement terminates in its entirety for any other reason, all rights and licenses granted by either party will terminate, and we will have an exclusive option to obtain an exclusive or non-exclusive license from AbbVie under certain intellectual property rights to exploit the licensed product that is the subject of development or commercialization at the time of termination. If we exercise such option, we and AbbVie will then negotiate a transition agreement which will, in most termination cases, include reasonable financial consideration to AbbVie.

If the agreement is terminated in a specific territory because of AbbVie’s material, uncured breach in such territory, or due to an inability by AbbVie to obtain regulatory approval, all rights and licenses granted by us will be deemed amended not to include such territory, and we will have specified rights for, and AbbVie will take specified actions to assist us in continuing the development, manufacture and commercialization of the licensed product in such territory. If the agreement is terminated in a specific territory because of our material, uncured breach in such territory, or because of our inability to obtain regulatory approval, all rights and licenses granted to AbbVie with respect to that country will become exclusive or non-exclusive at AbbVie’s sole option, irrevocable, unrestricted and perpetual, and AbbVie will provide consideration for such rights and licenses in an amount to be mutually agreed between us and AbbVie. In addition, AbbVie will have specified rights for, and we will take specified actions to assist AbbVie in, continuing the development, manufacture and commercialization of the licensed product in such territory.

Either party may, without the consent of the other party, assign the agreement to an affiliate or successor. Any other assignment requires written consent of the other party. However, with respect to an assignment to an affiliate, the assigning party will remain responsible. If we undergo a change in control prior to the first commercial sale of a product, AbbVie has the right to terminate the agreement. At any time, if we undergo a change in control, AbbVie may disband all joint committees and undertake exclusive control of their activities, terminate our right to co-promote and/or terminate our rights and licenses in connection with development and sale of any product in China and South Korea.

Intellectual Property

The proprietary nature of, and protection for, our product candidates, their methods of use, and our platform technologies are an important part of our strategy to develop and commercialize novel medicines. We have obtained patents relating to certain of our product candidates, and are pursuing additional patent protection for them and for our other product candidates and technologies. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Additionally, we have registered and unregistered trademarks, including amongst others our company name.

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important products, technologies, inventions and know-how related to our business and our ability to defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain the proprietary position of our development programs.

As of May 5, 2015, patent rights held by Galapagos NV relating to our product candidates include the following:

Filgotinib Product Candidate: We have three U.S. patents relating to filgotinib, one pending U.S. patent application, and counterpart patent applications that are pending in Australia, Canada, Europe and other foreign countries. The three issued U.S. patents, and any additional patents that may be granted based on our pending U.S. and foreign patent applications, are currently expected to expire in 2030, not including any potential extensions for the marketed candidate that may be available via supplementary protection certificates or patent term extensions. In addition, we have rights in two pending U.S. applications, with counterpart applications pending under the Patent Cooperation Treaty, or PCT, and in other foreign countries, which are directed to certain physical forms, including polymorphic forms and compositions, of our filgotinib product candidate, and patents, if granted, based on these patent applications are estimated to expire in 2035, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions. We also have rights in two pending applications in the United Kingdom related to the use of our filgotinib product candidate in cardiovascular disorders, and three pending applications in the United Kingdom related to the specific use of our filgotinib product candidate at particular doses in inflammatory conditions. Any patents, if granted, based on these patent applications are estimated to expire in 2036. We have additional patents and pending patent applications directed to the use of compounds related to our filgotinib product candidate and these patents, and patents that may be issued based on these pending patent applications, are currently expected to expire from 2029 to 2033, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG1205 Product Candidate: We have one U.S. patent relating to GLPG1205, one pending U.S. patent application, and counterpart foreign patent applications that are pending in Australia, Canada, Europe and other foreign countries. The issued U.S. patent, and any additional patents that may be granted based on our pending U.S. patent application and the counterpart foreign patent applications, are currently expected to expire in 2032, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG1690 Product Candidate: We have one issued U.S. patent relating to GLPG1690, one pending U.S. patent application and a pending patent application under the PCT, as well as patent applications pending in Taiwan and other foreign countries. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2034, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG1837 Product Candidate: We have a pending patent application under the PCT relating to GLPG1837 as well as patent applications pending in the United States, Taiwan and other foreign countries. Patents, if any, that issue based on these pending patent applications are estimated to expire in 2034, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

GLPG2222 Product Candidate: We have rights in a pending U.S. provisional patent application relating to GLPG2222. Patents, if any, that issue based on this pending patent application are estimated to expire in 2035, not including any potential extensions that may be available for the marketed product via supplementary protection certificates or patent term extensions.

We also own or have rights in patents relating to our target discovery platform.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed co-owned patent. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. However, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. In certain foreign jurisdictions similar extensions as compensation for regulatory delays are also available. The actual protection afforded by a patent varies on a claim by claim and country to country basis for each applicable product and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Furthermore, the patent positions of biotechnology and pharmaceutical products and processes like those we intend to develop and commercialize are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in such patents has emerged to date in the United States. The patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries can diminish our ability to protect our inventions, and enforce our intellectual property rights and more generally, could affect the value of intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.

The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Our ability to maintain and solidify our proprietary position for our product candidates and technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of the patent applications that we may file or license from third parties will result in the issuance of any patents. The issued patents that we own or may receive in the future, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may be able to independently develop and commercialize similar drugs or duplicate our technology, business model or strategy without infringing our patents. Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent.

We may rely, in some circumstances, on trade secrets and unpatented know-how to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our consultants, scientific advisors and contractors and invention assignment agreements with our employees. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our product candidates or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our product candidates may have a material adverse impact on us. If third parties have prepared and filed patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO, to determine priority of invention if the patent applications were filed before March 16, 2013, or in derivation proceedings to determine inventorship for patent applications filed after such date.

In addition, substantial scientific and commercial research has been conducted for many years in the areas in which we have focused our development efforts, which has resulted in third parties having a number of issued patents and pending patent applications relating to such areas. Patent applications in the United States and elsewhere are generally published only after 18 months from the priority date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to drugs similar to our current product candidates and any future drugs, discoveries or technologies we might develop may have already been filed by others without our knowledge. For more information on these and other risks related to intellectual property, see “Risk Factors—Risks Related to our Intellectual Property.”

Manufacturing and Supply

We currently do not own or operate manufacturing facilities for the production of product candidates for pre-clinical, clinical or commercial use. We currently outsource to a limited number of external service providers the production of all drug substances and drug products, and we expect to continue to do so to meet the pre-clinical and clinical requirements of our product candidates. We do not have long term agreements with these third parties. We have framework agreements with most of our external service providers, under which they generally provide services to us on a short-term, project-by-project basis.

Currently, our drug raw materials for our manufacturing activities are supplied by multiple source suppliers. We have agreements for the supply of such drug materials with manufacturers or suppliers that we believe have sufficient capacity to meet our demands. In addition, we believe that adequate alternative sources for such supplies exist. However, there is a risk that, if supplies are interrupted, it would materially harm our business. We typically order raw materials and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements.

Manufacturing is subject to extensive regulations that impose various procedural and documentation requirements, which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others. The contract manufacturing organizations we use to manufacture our product candidates operate under cGMP conditions. cGMP is a regulatory standard for the production of pharmaceuticals that will be used in humans. For most of our manufacturing processes a back-up GMP manufacturer is in place or can easily be identified.

Competition

Our industry is highly competitive and subject to rapid and significant change. While we believe that our development and commercialization experience, scientific knowledge and industry relationships provide us with competitive advantages, we face competition from pharmaceutical, medical device and biotechnology companies, including specialty pharmaceutical companies, and generic drug companies, academic institutions, government agencies and research institutions.

In the field of RA, therapeutic approaches have traditionally relied on DMARDS such as methotrexate and sulphasalazine as first-line therapy. These oral drugs work primarily to suppress the immune system and, while effective in this regard, the suppression of the immune system leads to an increased risk of infections and other side effects. Accordingly, in addition to DMARDS, monoclonal antibodies targeting TNF, like AbbVie’s Humira, or IL-6 like Roche’s Actemra, have been developed. These biologics, which must be delivered via injection, are currently the standard of care as first- and second-line therapies for RA patients who have an inadequate response to DMARDS. In November 2012, Xeljanz, marketed by Pfizer, was approved by the FDA as an oral treatment for the treatment of adult patients with RA who have had an inadequate response to, or who are intolerant of, methotrexate. Xeljanz is the first and only JAK inhibitor for RA approved for commercial sale in the United States. We are aware of other JAK inhibitors in development for patients with RA, including a once-daily JAK1/2 inhibitor called baricitinib which is being developed by Lilly and expected to be approved as early as 2016, a JAK3/2/1 inhibitor called ASP015k which is being developed in Japan by Astellas, and a selective JAK1 inhibitor called ABT-494 which is being developed by AbbVie. Filgotinib, which is also a selective JAK1 inhibitor, is being developed in collaboration with AbbVie. We expect that filgotinib, which we are developing to treat patients with moderate to severe RA who have an inadequate response to methotrexate, will compete with all of these therapies. If generic or biosimilar versions of these therapies are approved we would also expect to compete against these versions of the therapies.

In the field of IBD, first line therapies are oral (or local) treatments with several low-cost generic compounds such as mesalazine, more effective in UC, and azathioprine, more effective in CD. Steroids such as budesonide are used in both UC and CD. Companies such as Santarus have developed controlled-release oral formulation with the aim to have local intestinal delivery of budesonide thereby limiting systemic side effects. For more advanced therapy, monoclonal antibodies with various targets such as TNF and more recently, integrins by vedoluzimab (Entyvio) are approved. We are also aware of other biologics in clinical development for these indications, such as: ustekinumab, developed by Johnson & Johnson, which is in Phase 3 clinical trials and RPC1063, which is being developed by Receptos and has shown efficacy in a Phase 2 trial in UC. There are also several novel oral treatments being explored in Phase 2 and Phase 3, including Pfizer’s Xeljanz. The large number of treatments for UC, and somewhat less for CD, presents a substantial level of competition for any new treatment entering the IBD market.

In the field of CF, all but one of the approved therapies to treat CF patients have been designed to treat the symptoms of the disease rather than its cause. Kalydeco, marketed by Vertex, is currently the only approved therapy to address the cause of CF. Kalydeco is a CFTR potentiator to treat CF in patients with a Class III (G551D) mutation of the CFTR gene. Vertex is also developing lumacaftor, a corrector molecule that is intended to address a broader patient population, including patients with a Class II (F508del) mutation of the CFTR gene. Vertex has submitted a combination product (Kalydeco + lumacaftor) for approval in Europe and the United States, and this combination could be approved for sale as early as 2015. We are also aware of other companies, including Novartis, Nivalis Therapeutics and Proteostasis Therapeutics, and non-for-profit organizations like Flatley Discovery Lab, which are actively developing drug candidates for the treatment of CF. These typically target the CFTR protein as potentiators, correctors or other modulators of its activity.

Many of our competitors have significantly greater financial, technical and human resources than we have. Mergers and acquisitions in the pharmaceutical, medical device and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunity could be reduced or eliminated if our competitors develop or market products or other novel therapies that are more effective, safer or less costly than our current or future product candidates, or obtain regulatory approval for their products more rapidly than we may obtain approval for our product candidates. Our success will be based in part on our ability to identify, develop and manage a portfolio of product candidates that are safer and more effective than competing products.

Government Regulation

Government Regulation and Product Approval

Government authorities in the United States at the federal, state and local level, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of products such as those we are developing.

U.S. Drug Development Process

The process of obtaining regulatory approvals and compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of pre-clinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, or GLP, regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to GCP to establish the safety and efficacy of the proposed drug for its intended use;

•	preparation and submission to the FDA of a new drug application, or NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP; and

•	FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort and financial resources and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Once a pharmaceutical product candidate is identified for development, it enters the pre-clinical testing stage. Pre-clinical tests include laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as animal studies. An IND sponsor must submit the results of the pre-clinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND. The sponsor must also include a protocol detailing, among other things, the objectives of the initial clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Some pre-clinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions related to a proposed clinical trial and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns or non-compliance, and may be imposed on all drug products within a certain class of drugs. The FDA also can impose partial clinical holds, for example, prohibiting the initiation of clinical trials of a certain duration or for a certain dose.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. These regulations include the requirement that all research subjects provide informed consent in writing before their participation in any clinical trial. Further, an institutional review board, or IRB, must review and approve the plan for any clinical trial before it commences at any institution, and the IRB must conduct continuing review and reapprove the study at least annually. An IRB considers, among other things, whether the risks to individuals participating in the clinical trial are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

Each new clinical protocol and any amendments to the protocol must be submitted for FDA review, and to the IRBs for approval. Protocols detail, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•	Phase 1. The product is initially introduced into a small number of healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product is suspected or known to be unavoidably toxic, the initial human testing may be conducted in patients.

•	Phase 2. Involves clinical trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage and schedule.

•	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit relationship of the product and provide an adequate basis for product labeling.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of product development, pre-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA for a new drug, requesting approval to market the product. The submission of an NDA is subject to the payment of a substantial user fee, and the sponsor of an approved NDA is also subject to annual product and establishment user fees; although a waiver of such fee may be obtained under certain limited circumstances. For example, the agency will waive the application fee for the first human drug application that a small business or its affiliate submits for review. The sponsor of an approved NDA is also subject to annual product and establishment user fees.

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be re-submitted with the additional information. The re-submitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure the product’s identity, strength, quality and purity. Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. An advisory committee is a panel of experts, including clinicians and other scientific experts, who provide advice and recommendations when requested by the FDA. The FDA is not bound by the recommendation of an advisory committee, but it considers such recommendations when making decisions.

The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA in its present form. The complete response letter usually describes all of the specific deficiencies that the FDA identified in the NDA that must be satisfactorily addressed before it can be approved. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application or request an opportunity for a hearing.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post-approval studies, including Phase 4 clinical trials, to further assess a drug’s safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Regulation of Combination Products in the United States

Certain products may be comprised of components that would normally be regulated under different types of regulatory authorities, and frequently by different centers at the FDA. These products are known as combination products. Specifically, under regulations issued by the FDA, a combination product may be:

•	a product comprised of two or more regulated components that are physically, chemically, or otherwise combined or mixed and produced as a single entity;

•	two or more separate products packaged together in a single package or as a unit and comprised of drug and device products, device and biological products, or biological and drug products;

•	a drug, or device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, or device, or biological product where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or

•	any investigational drug, or device, or biological product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.

Under the Federal Food, Drug, and Cosmetic Act, or FDCA, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. That determination is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a device-drug combination product is attributable to the drug product, the FDA center responsible for premarket review of the drug product would have primary jurisdiction for the combination product. The FDA has also established an Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute.

Expedited Programs

Fast Track Designation

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition for which there is no effective treatment and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug may request the FDA to designate the drug as a Fast Track product concurrently with, or at any time after, submission of an IND, and the FDA must determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

In addition to other benefits, such as the ability to use surrogate endpoints and engage in more frequent interactions with the FDA, the FDA may initiate review of sections of a Fast Track drug’s NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of each portion of the NDA and the applicant pays applicable user fees. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Accelerated Approval

Under FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life- threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a marker, such as a measurement of laboratory or clinical signs of a disease or condition that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of post-approval clinical trials sometimes referred to as Phase 4 trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

Breakthrough Designation

The Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FDCA to require the FDA to expedite the development and review of a breakthrough therapy. A drug product can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a drug product be designated as a breakthrough therapy concurrently with, or at any time after, the submission of an IND, and the FDA must determine if the drug candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. If so designated, the FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather pre-clinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

Priority Review

Priority review is granted where there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. If criteria are not met for priority review, the application is subject to the standard FDA review period of ten months after FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Post-Approval Requirements

Any products for which we receive FDA approval are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. Moreover, each component of a combination product retains their regulatory status (as a drug or device, for example) and is subject to the requirements established by the FDA for that type of component. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. Further, manufacturers must continue to comply with cGMP requirements, which are extensive and require considerable time, resources and ongoing investment to ensure compliance. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Manufacturers and other entities involved in the manufacturing and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. The cGMP requirements apply to all stages of the manufacturing process, including the production, processing, sterilization, packaging, labeling, storage and shipment of the product. Manufacturers must establish validated systems to ensure that products meet specifications and regulatory standards, and test each product batch or lot prior to its release. We rely, and expect to continue to rely, on third parties for the production of clinical quantities of our product candidates. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution or may require substantial resources to correct.

The FDA may withdraw a product approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, untitled or warning letters, holds on clinical trials, product recalls or seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or civil or criminal penalties.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations, guidances, and policies are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether further legislative or FDA regulation or policy changes will be enacted or implemented and what the impact of such changes, if any, may be.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration dates, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA; however, there can be no assurance that any such extension will be granted to us.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of exclusivity in the United States. Pediatric exclusivity, if granted, provides an additional six months to an existing exclusivity or statutory delay in approval resulting from a patent certification. This six-month exclusivity, which runs from the end of other exclusivity protection or patent delay, may be granted based on the voluntary completion of a pediatric clinical trial in accordance with an FDA-issued “Written Request” for such a clinical trial.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the United States or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that costs of research and development of the drug for the indication can be recovered by sales of the drug in the United States. Orphan drug designation must be requested before submitting an NDA.

After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease or condition with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

During the exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease or condition, except in limited circumstances, such as if the second applicant demonstrates the clinical superiority of its product to the product with orphan drug exclusivity through a demonstration of superior safety, superior efficacy, or a major contribution to patient care. “Same drug” means, a drug that contains the same identity of the active moiety if it is a drug composed of small molecules, or of the principal molecular structural features if it is composed of macromolecules and is intended for the same use as a previously approved drug, except that if the subsequent drug can be shown to be clinically superior to the first drug, it will not be considered to be the same drug. Drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition.

Pediatric Information

Under the Pediatric Research Equity Act of 2003, NDAs or supplements to NDAs must contain data adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. Recently, the FDASIA amended the FDCA to require that a sponsor who is planning to submit a marketing application for a drug product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of data or full or partial waivers. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from pre-clinical studies, early phase clinical trials, and/or other clinical development programs.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we may obtain regulatory approval. In the United States, sales of any products for which we may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost- effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of any products, in addition to the costs required to obtain regulatory approvals. Our product candidates may not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the Healthcare Reform Law, contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on cost containment measures in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Other Healthcare Laws and Compliance Requirements

If we obtain regulatory approval of our products, we may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•	the federal transparency laws, including the federal Physician Payment Sunshine Act, that requires applicable manufacturers of covered drugs to disclose payments and other transfers of value provided to physicians and teaching hospitals and physician ownership and investment interests;

•	HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The Healthcare Reform Law broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes contained within 42 U.S.C. § 1320a-7b. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the Healthcare Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act or the civil monetary penalties statute. Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits anyone from, among other things, knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services that are false or fraudulent. Although we would not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. For example, pharmaceutical companies have been prosecuted under the federal False Claims Act in connection with their off-label promotion of drugs. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. In addition, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.

Patient Protection and Affordable Health Care Act

In March 2010, the Healthcare Reform Law was enacted, which includes measures that have or will significantly change the way health care is financed by both governmental and private insurers. Among the provisions of the Healthcare Reform Law of greatest importance to the pharmaceutical industry are the following:

•

The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Effective in 2010, the Healthcare Reform Law made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of average manufacturer price, or AMP, and adding a new rebate calculation for ‘‘line extensions’’ (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The Healthcare Reform Law also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization as of 2010 and by expanding the population potentially eligible for Medicaid drug benefits, to be phased-in by 2014. The Centers for Medicare & Medicaid Services, or CMS, have proposed to expand Medicaid rebate liability to the territories of the United States as well. In addition, the Healthcare Reform Law provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program. The implementation of this requirement by the CMS may also provide for the public availability of pharmacy acquisition of cost data, which could negatively impact our sales.

•	In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. Effective in 2010, the Healthcare Reform Law expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

•	Effective in 2011, the Healthcare Reform Law imposed a requirement on manufacturers of branded drugs to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap.

•	Effective in 2011, the Healthcare Reform Law imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

•	The Healthcare Reform Law required pharmaceutical manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any investment interests held by physicians and their immediate family members. Manufacturers were required to begin tracking this information in 2013 and to report this information to CMS beginning in 2014. The reported information was made publicly available in a searchable format on a CMS website beginning in September 2014.

•	As of 2010, a new Patient-Centered Outcomes Research Institute was established pursuant to the Healthcare Reform Law to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient- Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

•	The Healthcare Reform Law created the Independent Payment Advisory Board which, beginning in 2014, will have authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. Under certain circumstances, these recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings.

•	The Healthcare Reform Law established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending,

potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

European Union Drug Review Approval

In the European Economic Area, or EEA (which is comprised of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations: the Community MA, which is issued by the European Commission through the Centralized Procedure based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, a body of the EMA, and which is valid throughout the entire territory of the EEA; and the National MA, which is issued by the competent authorities of the Member States of the EEA and only authorizes marketing in that Member State’s national territory and not the EEA as a whole.

The Centralized Procedure is compulsory for human medicines for the treatment of human immunodeficiency virus (HIV) or acquired immune deficiency syndrome (AIDS), cancer, diabetes, neurodegenerative diseases, auto-immune and other immune dysfunctions, and viral diseases; for veterinary medicines for use as growth or yield enhancers; for medicines derived from biotechnology processes, such as genetic engineering; for advanced-therapy medicines, such as gene-therapy, somatic cell-therapy or tissue-engineered medicines; and for officially designated ‘orphan medicines’ (medicines used for rare human diseases). The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or for products which are in the interest of public health in the European Union. The National MA is for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. If the RMS proposes to authorize the product, and the other Member States do not raise objections, the product is granted a national MA in all the Member States where the authorization was sought. Before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Regulation in the European Union

Product development, the regulatory approval process, and safety monitoring of medicinal products and their manufacturers in the European Union proceed in much the same manner as they do in the United States. Therefore, many of the issues discussed above apply similarly in the context of the European Union. In addition, drugs are subject to the extensive price and reimbursement regulations of the various European Union Member States.

Clinical Trials

As is the case in the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. The Clinical Trials Directive 2001/20/EC, as amended, (and which will be replaced from May 2016 or later by Regulation (EU) No 536/2014) provides a system for the approval of clinical trials in the European Union via implementation through national legislation of the Member States. Under this system, approval must be obtained from the competent national authorities of the European Union Member States in which the clinical trial is to be conducted. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application, which must be supported by an investigational medicinal product dossier with supporting information prescribed by the

Clinical Trials Directive and corresponding national laws of the Member States and further detailed in applicable guidance documents. A clinical trial may only be undertaken if provision has been made for insurance or indemnity to cover the liability of the investigator or sponsor. In certain countries, the sponsor of a clinical trial has a strict (faultless) liability for any (direct or indirect) damage suffered by trial subjects. The sponsor of a clinical trial, or its legal representative, must be based in the European Economic Area. European regulators and ethics committees also require the submission of adverse event reports during a study and a copy of the final study report.

Marketing Approval

Marketing approvals under the European Union regulatory system may be obtained through a centralized or decentralized procedure. The centralized procedure results in the grant of a single marketing authorization that is valid for all (currently 28) European Union Member States and three EFTA members (Norway, Iceland, Liechtenstein).

Pursuant to Regulation (EC) No. 726/2004, as amended, the centralized procedure is mandatory for drugs developed by means of specified biotechnological processes, advanced therapy medicinal products, drugs for human use containing a new active substance for which the therapeutic indication is the treatment of specified diseases, including but not limited to acquired immune deficiency syndrome, neurodegenerative disorders, auto-immune diseases and other immune dysfunctions, as well as drugs designated as orphan drugs. The CHMP also has the discretion to permit other products to use the centralized procedure if it considers them sufficiently innovative or they contain a new active substance.

In the marketing authorization application, or MAA, the applicant has to properly and sufficiently demonstrate the quality, safety and efficacy of the drug. Under the centralized approval procedure, the CHMP, possibly in conjunction with other committees, is responsible for drawing up the opinion of the EMA on any matter concerning the admissibility of the files submitted in accordance with the centralized procedure, such as an opinion on the granting, variation, suspension or revocation of a marketing authorization, and pharmacovigilance.

The CHMP and other committees are also responsible for providing guidelines and have published numerous guidelines that may apply to our product candidates. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of drug products and may include, among other things, the pre-clinical studies required in specific cases; and the manufacturing and control information that should be submitted in a MAA; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain approval for any of our product candidates.

The maximum timeframe for the evaluation of an MAA by the CHMP under the centralized procedure is 210 days after receipt of a valid application. This period will be suspended until such time as the supplementary information requested by the CHMP, has been provided by the applicant. Likewise, this time-limit will be suspended for the time allowed for the applicant to prepare oral or written explanations. When an application is submitted for a marketing authorization in respect of a drug which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure. If the CHMP accepts such request, the time-limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time-limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

If the CHMP concludes that the quality, safety and efficacy of the product are sufficiently proven, it adopts a positive opinion. This is sent to the European Commission which drafts a decision. After consulting with the Member States, the European Commission adopts a decision and grants a marketing authorization, which is valid for the whole of the European Economic Area, or EEA. The marketing authorization may be subject to certain conditions, which may include, without limitation, the performance of post-authorization safety and/or efficacy studies.

European Union legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No. 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of a complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, pre-clinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of 10 years of orphan market exclusivity—see also “—Orphan Drug Regulation.” Depending upon the timing and duration of the EU marketing authorization process, products may be eligible for up to five years’ supplementary protection certification, or SPC, pursuant to Regulation (EC) No. 469/2009. Such SPCs extend the rights under the basic patent for the drug.

Additional rules apply to medicinal products for pediatric use under Regulation (EC) No. 1901/2006. Potential incentives include a six-month extension of any supplementary protection certificate granted pursuant to Regulation (EC) No. 469/2009, however not in cases in which the relevant product is designated as orphan medicinal products pursuant to Regulation (EC) No. 141/2000, as amended. Instead, medicinal products designated as orphan medicinal product may enjoy an extension of the ten-year market exclusivity period granted under Regulation (EC) No. 141/2000 to twelve years subject to the conditions applicable to orphan drugs.

Orphan Drug Regulation

In the European Union, Regulation (EC) No. 141/2000, as amended, states that a drug will be designated as an orphan drug if its sponsor can establish:

•	that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the Community when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life- threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and

•	that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the drug will be of significant benefit to those affected by that condition.

Regulation (EC) No. 847/2000 sets out further provisions for implementation of the criteria for designation of a drug as an orphan drug. An application for the designation of a drug as an orphan drug must be submitted at any stage of development of the drug before filing of a marketing authorization application.

If a European Union-wide community marketing authorization in respect of an orphan drug is granted or if all the European Union Member States have granted marketing authorizations in accordance with the procedures for mutual recognition, the European Union and the Member States will not, for a period of 10 years, accept another application for a marketing authorization, or grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indication, in respect of a similar drug. This period may however be reduced to six years if, at the end of the fifth year, it is established, with respect to the drug concerned, that the criteria for orphan drug designation are no longer met, in other words, when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity. Notwithstanding the foregoing, a marketing authorization may be granted, for the same therapeutic indication, to a similar drug if:

•	the holder of the marketing authorization for the original orphan drug has given its consent to the second applicant;

•	the holder of the marketing authorization for the original orphan drug is unable to supply sufficient quantities of the drug; or

•	the second applicant can establish in the application that the second drug, although similar to the orphan drug already authorized, is safer, more effective or otherwise clinically superior.

Other incentives available to orphan drugs in the European Union include financial incentives such as a reduction of fees or fee waivers and protocol assistance. Orphan drug designation does not shorten the duration of the regulatory review and approval process.

Manufacturing and Manufacturers’ License

Pursuant to Directive 2003/94/EC, as transposed into the national laws of the Member States, the manufacturing of investigational medicinal products and approved drugs is subject to a separate manufacturer’s license and must be conducted in strict compliance with cGMP requirements, which mandate the methods, facilities, and controls used in manufacturing, processing, and packing of drugs to assure their safety and identity. Manufacturers must have at least one qualified person permanently and continuously at their disposal. The qualified person is ultimately responsible for certifying that each batch of finished product released onto the market has been manufactured in accordance with cGMP and the specifications set out in the marketing authorization or investigational medicinal product dossier. cGMP requirements are enforced through mandatory registration of facilities and inspections of those facilities. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

Wholesale Distribution and License

Pursuant to Directive 2001/83/EC, the wholesale distribution of medicinal products is subject to the possession of an authorisation to engage in activity as a wholesaler in medicinal products. Possession of a manufacturing authorization includes authorization to distribute by wholesale the medicinal products covered by that authorization. The distribution of medicinal products must comply with the principles and guidelines of good distribution practices, or GDP.

Advertising

In the European Union, the promotion of prescription medicines is subject to intense regulation and control, including EU and national legislation as well as self-regulatory codes (industry codes). Advertising legislation inter alia includes a prohibition on direct-to-consumer advertising. All prescription medicines advertising must be consistent with the product’s approved summary of products characteristics, and must be factual, accurate, balanced and not misleading. Advertising of prescription medicines pre-approval or off-label is not allowed.

Some jurisdictions require that all promotional materials for prescription medicines be subjected to either prior internal or regulatory review and approval.

Other Regulatory Requirements

A marketing authorization holder, or MAH, for a medicinal product is legally obliged to fulfill a number of obligations by virtue of its status as an MAH. The MAH can delegate the performance of related tasks to third parties, such as distributors or marketing partners, provided that this delegation is appropriately documented and the MAH maintains legal responsibility and liability.

The obligations of an MAH include:

Manufacturing and batch release. MAHs should guarantee that all manufacturing operations comply with relevant laws and regulations, applicable good manufacturing practices, with the product specifications and manufacturing conditions set out in the marketing authorization and that each batch of product is subject to appropriate release formalities.

Availability and continuous supply. Pursuant to Directive 2001/83/EC, as transposed into the national laws of the Member States, the MAH for a medicinal product and the distributors of the said medicinal product actually placed on the market in a Member State shall, within the limits of their responsibilities, ensure appropriate and continued supplies of that medicinal product to pharmacies and persons authorized to supply medicinal products so that the needs of patients in the Member State in question are covered.

Pharmacovigilance. MAHs are obliged to establish and maintain a pharmacovigilance system, including a qualified person responsible for oversight, submit safety reports to the regulators and comply with the good pharmacovigilance practice guidelines adopted by the EMA.

Advertising and promotion. MAHs remain responsible for all advertising and promotion of its products, including promotional activities by other companies or individuals on their behalf and in some cases must conduct internal or regulatory pre-approval of promotional materials. Regulation in this area also covers interactions with healthcare practitioners and/or patient groups, and in some jurisdictions legal or self-regulatory obligations to disclose such interactions exist.

Medical affairs/scientific service. MAHs are required to disseminate scientific and medical information on its medicinal products to healthcare professionals, regulators and patients. Legal representation and distributor issues. MAHs are responsible for regulatory actions or inactions of their distributors and agents.

Preparation, filing and maintenance of the application and subsequent marketing authorization. MAHs must maintain appropriate records, comply with the marketing authorization’s terms and conditions, fulfill reporting obligations to regulators, submit renewal applications and pay all appropriate fees to the authorities. We may hold any future marketing authorizations granted for our product candidates in our own name, or appoint an affiliate or a collaboration partner to hold marketing authorizations on our behalf. Any failure by an MAH to comply with these obligations may result in regulatory action against an MAH and ultimately threaten our ability to commercialize our products.

Price and Reimbursement

In the European Union, the pricing and reimbursement mechanisms by private and public health insurers vary largely by country and even within countries. The public systems reimbursement for standard drugs is determined by guidelines established by the legislator or responsible national authority. The approach taken varies by Member State. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other Member States allow companies to fix their own prices for medicines, but monitor and control company profits and may limit or restrict reimbursement. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products and some of EU countries require the completion of studies that compare the cost-effectiveness of a particular product candidate to currently available therapies in order to obtain reimbursement or pricing approval. Special pricing and reimbursement rules may apply to orphan drugs. Inclusion of orphan drugs in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any drug. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results based rules of reimbursement may apply.

Employees

As of December 31, 2014, we had 417 employees. Our employees in France and Croatia are represented by a labor union and/or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good. We have also engaged and may continue to engage independent contractors to assist us with our clinical project activities. At each date shown, we had the following employees (excluding certain employees of our service division that was sold in April 2014), broken out by department and geography:

	At December 31,
	2012	2013	2014
Function:
Executive officers	4	4	4
Research	234	252	213
Development	30	36	38
Research services	105	101	102
Corporate and support	64	66	60
Total	437	459	417

Geography:
Leiden, The Netherlands	62	70	31
Mechelen, Belgium	117	134	138
Romainville, France	134	133	128
Zagreb, Croatia	124	122	120
Total	437	459	417

Facilities

We lease our principal executive, operational offices and laboratory space, which consists of 5,471 square meters, located in Mechelen, Belgium. The lease for this facility expires on May 31, 2024. We believe our current facility is sufficient to meet our needs. We also have facilities in Romainville, France; Zagreb, Croatia; and Leiden, The Netherlands.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Our Board of Directors

We currently have six directors, less than a majority of whom are citizens or residents of the United States.

Under our articles of association, our board of directors must be composed of between five and nine members, of which at least three are independent directors as defined by the Belgian Companies Code. Half of the members of our board of directors must be non-executive directors. Within these limits, the number of directors is determined by our shareholders. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our articles of association, our directors serve four-year terms.

The following table sets forth certain information with respect to the current members of our board of directors, including their ages, as of March 31, 2015:

Name	Age	Term(1)	Position(s)

Onno van de Stolpe	55	2017	Director and Chief Executive Officer

Rajesh Parekh, MA, DPhil(2)	54	2017	Chairman of the Board of Directors

Harrold van Barlingen, Ph.D.(3)	49	2018	Director

Werner Cautreels, Ph.D.(2)(3)	62	2018	Director

Howard Rowe, JD(3)	45	2018	Director

Katrine Bosley(2)	46	2017	Director

(1)	The term of the mandates of the directors will expire immediately after the annual shareholders’ meeting held in the year set forth next to the director’s name.
(2)	Member of the nomination and remuneration committee.
(3)	Member of the audit committee.

The address for our directors is Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

Our board of directors has determined that five out of six of the members of the board are independent under the NASDAQ Stock Market listing requirements and that three out of six of the members of the board of directors are independent under Belgian law.

The following is the biographical information of the members of our board of directors:

Onno van de Stolpe founded our company in 1999 and has served as our Chief Executive Officer and a member of our board of directors from 1999 to the present. From 1998 to 1999, he was the Managing Director of Genomics at IntroGene B.V. (later Crucell N.V., which was acquired by Johnson & Johnson Services, Inc. in 2011). Prior to joining IntroGene in 1998, he was Managing Director of Molecular Probes Europe B.V. He established this European headquarters after joining Molecular Probes, Inc. in the United States. Previously, he worked for The Netherlands Foreign Investment Agency in California, where he was responsible for recruiting biotechnology and medical device companies to locate in The Netherlands. Mr. Van de Stolpe started his career as Manager of Business Development at MOGEN International N.V. in Leiden. He received an MSc degree from Wageningen University. Mr. Van de Stolpe currently also serves as a member of the supervisory board of the Stichting Institute for Human Organ and Disease Model Technologies and has previously served as a member of the board of directors of DCPrime B.V.

Rajesh Parekh, MA, DPhil has served as the Chairman of our board of directors since 2004. Dr. Parekh is a General Partner at Advent Life Sciences LLP, which he joined in 2005. During an academic career at Oxford

University, he co-founded Oxford GlycoSciences PLC, where he served as Chief Scientific Officer and Chief Executive Officer from 1988 until its sale to Celltech Group PLC (now UCB SA) in 2003. He has founded or served on the boards of several life sciences companies in the United States and Europe including Celldex Therapeutics, Inc.; Avila Therapeutics, Inc.; EUSA Pharma (Europe) Limited; Thiakis Limited; and Amsterdam Molecular Therapeutics (AMT) Holding N.V. (now uniQure). Dr. Parekh currently serves as a member of the board of directors of Cellnovo Limited, PE Limited, F2G Limited, LuxFold S.A., Biocartis NV and Levicept Limited. He is also a member of the Supervisory Board of the Novartis Venture Fund. He received his MA in Biochemistry and DPhil in Molecular Medicine from the University of Oxford, where he has also been a Senior Research Fellow and Professor.

Harrold van Barlingen, Ph.D. has served as a member of our board of directors since 2005. Dr. Van Barlingen is the managing director and founder of Thuja Capital B.V., Thuja Capital Holding B.V. and Thuja Capital Management B.V. Prior to founding Thuja Capital, he headed the life sciences effort of AlpInvest Partners B.V. from 2001 to 2006, managing a portfolio of over 30 companies. Previously, he was at the Boston Consulting Group, or BCG, where he worked as a consultant in management and strategy from 1999 to 2002. Prior to BCG, Dr. Van Barlingen headed the continental activities of The Lewin Group (a Quintiles subsidiary), an internationally active firm specialized in the field of health economics. He holds an MSc in Medical Biology and a PhD in Medicine, both from Utrecht University. From 1991 to 1992 he was a visiting scientist at the University of Chicago. He is the author of a wide variety of peer-reviewed scientific and pharmaco-economics papers. He currently serves on the supervisory boards of Encare Biotech B.V., TheraSolve NV (chairman), Hemics B.V. (chairman) and arGEN-X N.V. In addition, during the last five years he also served on the boards of Okapi Sciences NV and Curacyte GmbH.

Werner Cautreels, Ph.D. has served as a member of our board of directors since 2009. Dr. Cautreels is the President, Chief Executive Officer and member of the board of Selecta Biosciences, Inc. Previously, Dr. Cautreels joined Solvay Pharmaceuticals SA in 1998 where he was Global Head of R&D and later Global Chief Executive Officer from 2005 onwards, until it was acquired by Abbott Laboratories Inc. in February 2010. Prior to joining Solvay he was employed by Sanofi S.A., Sterling Winthrop, Inc. and Nycomed Amersham PLC in a variety of R&D management positions in Europe and in the United States from 1979 to 1998. Dr. Cautreels was a director of Innogenetics NV and ArQule, Inc. from 1999 until 2006. He was the President of the Belgian-Luxemburg Chamber of Commerce for Russia and Belarus until June 2010. He graduated from the University of Antwerp, with a Doctorate in Chemistry, specializing in mass spectrometry. He received his management and financial education from the Harvard Business School. Dr. Cautreels currently serves as a member of the board of directors of Seres Health, Inc.

Howard Rowe, JD has served as a member of our board of directors since 2010. Mr. Rowe is Managing Director at Hayfin Capital Management LLP. Prior to joining Hayfin Capital Management, Mr. Rowe was a Managing Director with The Goldman Sachs Group, Inc. where he had multiple healthcare responsibilities over his 12 years at the firm. His most recent roles at Goldman Sachs were as part of the European Special Situations and Principal Strategies teams where he established and led the private healthcare investing effort. During that time he served on the boards of EUSA Pharma (Europe) Limited, Healthcare Brands International Limited, SmallBone Innovations, Inc. and Ikonisys, Inc. Prior to his investing activities, Mr. Rowe was a senior member of the European Healthcare Investment Banking team, where he advised numerous corporate clients on M&A and corporate finance activities. Before joining Goldman Sachs, he was a corporate lawyer with the law firm Sullivan & Cromwell LLP. Mr. Rowe received his Bachelor of Science in Psychobiology from the University of Southern California and his JD from Harvard Law School. Mr. Rowe currently serves as a member of the board of directors of MedAvante, Inc.

Katrine Bosley has served as a member of our board of directors since 2013. Ms. Bosley is the President, Chief Executive Officer and member of the board of directors of Editas Medicine, Inc. From 2009 to 2012, Ms. Bosley was President and Chief Executive Officer of Avila Therapeutics, Inc., which was acquired by Celgene Corporation in 2012. Prior to her time at Avila Therapeutics, Ms. Bosley was Vice President, Strategic

Operations at Adnexus, a Bristol-Myers Squibb R&D Company, and was Vice President, Business Development at Adnexus Therapeutics, Inc., before that. Ms. Bosley joined Adnexus Therapeutics from Biogen Idec, Inc. where she had roles in business development, commercial operations and portfolio strategy in the United States and Europe. Earlier, she was part of the healthcare team at the venture firm Highland Capital Partners, Inc. Ms. Bosley graduated from Cornell University with a B.A. in Biology. Ms. Bosley has also served as a member of the board of directors of Coco Therapeutics Limited and currently serves as Chairman of the board of Genocea Biosciences, Inc. and as a board member of Scholar Rock, LLC.

Director Independence

As a foreign private issuer, under the listing requirements and rules of NASDAQ, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of NASDAQ and taking into account any applicable committee independence standards, Rajesh Parekh, Harrold van Barlingen, Werner Cautreels, Howard Rowe and Katrine Bosley are “independent directors.” In making such determination, our board of directors considered the relationships that each non-executive director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

The independence criteria under the applicable NASDAQ Stock Market Listing Rules differ from the independence criteria set forth in Article 526ter of the Belgian Companies Code. Under Article 526ter of the Belgian Companies Code, Werner Cautreels, Howard Rowe and Katrine Bosley are “independent directors.”

Role of the Board in Risk Oversight

Our board of directors is responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our board in this task. While our board oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.

Board Practices

Our board of directors can set up specialized committees to analyze specific issues and advise the board of directors on those issues.

Except for our executive committee, the committees are advisory bodies only and the decision-making remains within the collegial responsibility of the board of directors. The board of directors determines the terms of reference of each committee with respect to the organization, procedures, policies and activities of the committee.

Our board of directors has set up and appointed an executive committee, an audit committee and a nomination and remuneration committee. The composition and function of all of our committees will comply with all applicable requirements of the Belgian Companies Code, the Exchange Act, the exchanges on which the ordinary shares and ADSs are listed and SEC rules and regulations.

Committees

Executive Committee

Our board of directors has established an executive committee in accordance with article 524bis of the Belgian Companies Code. The following table sets forth certain information with respect to the current members of our executive committee as of March 31, 2015:

Name	Age	Position(s)

Onno van de Stolpe	55	Chief Executive Officer

Piet Wigerinck, Ph.D.	50	Chief Scientific Officer

Bart Filius, MBA	44	Chief Financial Officer

Andre Hoekema, Ph.D.	57	Senior Vice President Corporate Development

The address for the members of our executive committee is Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

There is no potential conflict of interest between the private interests or other duties of the members of the executive committee listed above and their duties to us.

Below are the biographies of those members of our executive committee who do not also serve on our board of directors:

Piet Wigerinck, Ph.D. joined our company in April 2008 from Tibotec-Virco Comm. VA (a subsidiary of Johnson & Johnson Services, Inc.) where he was the Vice President, Drug Discovery, Early Development and CM&C, and a member of the Management Board. He started his professional career as a medicinal chemist at Janssen Research Foundation in 1992. He then joined Tibotec Group NV in 1998, where, under his leadership, TMC114 (PrezistaTM) and TMC435 (OlysioTM) were selected and moved forward into clinical trials. Dr. Wigerinck played a key role in Tibotec’s expansion into novel diseases such as Hepatitis C and advanced several compounds into Phase 1 and Phase 2 clinical trials. He brings over 15 years of research and development experience from both large pharmaceutical companies and biotechnology companies to our company. Dr. Wigerinck holds a Ph.D. from the K.U. Leuven and is inventor on more than 25 patent applications.

Bart Filius, MBA has served as our Chief Financial Officer since December 2014. Prior to that, Bart worked over 13 years at Sanofi S.A. since 2001, where he was the Chief Financial Officer of Sanofi Europe during the last three years. Earlier at Sanofi, Mr. Filius was the Country Manager and Chief Financial Officer of Sanofi in The Netherlands. Before that, he was Vice President for Mergers & Acquisitions, during which time Mr. Filius led and completed the divestiture of various franchises. Prior to joining Sanofi, Bart was a strategy consultant at Arthur D. Little. Mr. Filius has an MBA degree from INSEAD and a bachelor’s degree in business from Nyenrode Business University.

Andre Hoekema, Ph.D. is responsible for M&A, licensing and Intellectual Property at Galapagos. He had the lead in rolling out our pharmaceutical alliance strategy since its start in 2006, and is the architect of our two collaborations with AbbVie (filgotinib and CF). Dr. Hoekema joined Galapagos in March 2005 from Invitrogen Corporation, where he was Managing Director of Corporate Development Europe, overseeing licensing and M&A for Invitrogen Europe. He brings 20 years of biotech experience from positions at Molecular Probes Europe B.V. (Managing Director of the European office), Crucell N.V. (Director of Business Development and Intellectual Property), Koninklijke DSM N.V., MOGEN International N.V. (Research and Project Management), and Genentech, Inc. (postdoctoral researcher). Dr. Hoekema studied Chemistry and holds a Ph.D. from Leiden University. During his Ph.D. work, he invented the binary vector system for the genetic modification of plants, which he published in Nature in 1983; this has since then become the global standard in the field of agricultural biotech. He is the author of more than 30 peer-reviewed scientific papers, and an inventor of over 20 series of patent applications, resulting in 15 patents issued in the United States. Dr. Hoekema currently serves as a member of the supervisory board of VitalNext B.V.

The executive committee exercises the powers delegated to it by the board of directors, such powers not being related to the general strategy of the company or to other actions which are reserved for the board of directors according to legal requirements, articles of association or the corporate governance charter of the company.

The tasks of the executive committee include the following matters: the research, identification and development of strategic possibilities and proposals which may contribute to our company’s development in general, the drafting and development of policy guidelines to be approved by our board of directors, our company’s management through, among other things, the implementation of policy guidelines, the supervision of the performance of the business in comparison with the strategic goals, plans and budgets, and the support of the chief executive officer with the day-to-day management of our company.

Notwithstanding the above, and according to its “evocation right,” our board of directors retains the right to deliberate and decide on matters which have in principle been delegated to our executive committee, but for which our board of directors is of the opinion that they require deliberation at the board of directors’ level.

Audit Committee

Our audit committee consists of three members: Werner Cautreels (Chairman), Harrold van Barlingen and Howard Rowe.

Our board of directors has determined that all members of our audit committee are independent under Rule 10A-3 of the Exchange Act and the applicable rules of the NASDAQ Stock Market and that Werner Cautreels qualifies as an “audit committee financial expert” as defined under the Exchange Act.

Our audit committee assists our board of directors in overseeing the accuracy and integrity of our accounting and financial reporting processes and audits of our consolidated financial statements, the implementation and effectiveness of an internal control system and our compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence and the performance of the independent auditors.

Our audit committee’s duties and responsibilities to carry out its purposes include, among others:

•	ensuring the integrity of our financial reporting, including review of period information before it is made public;

•	evaluating our system of internal controls set up by our executive committee, including evaluation and approval of the explanatory notes on internal controls in our annual reports;

•	reviewing the functions of our internal risk management system and the efficacy of these systems;

•	assessing the necessity for setting up an internal audit function; and

•	supervising our relationship with our external auditors during the external audit process, including evaluation of our auditors’ independence.

The committee reports regularly to our board of directors on the exercise of its functions. It informs our board of directors about all areas in which action or improvement is necessary in its opinion and produces recommendations concerning the necessary steps that need to be taken. The audit review and the reporting on that review cover us and our subsidiaries as a whole. The members of the audit committee are entitled to receive all information which they need for the performance of their function, from our board of directors, executive committee and employees. Every member of the audit committee shall exercise this right in consultation with the chairman of the audit committee.

Nomination and Remuneration Committee

Our nomination and remuneration committee consists of three members: Rajesh Parekh (Chairman), Katrine Bosley and Werner Cautreels.

Our board of directors has determined that all members of our nomination and remuneration committee are independent under the applicable rules of the NASDAQ Stock Market.

Concerning our company’s nomination policy, this committee’s duties and responsibilities to carry out its purposes include, among others:

•	making and evaluating proposals to our board of directors with regard to the election and re-election of non-executive directors;

•	advising on the size and composition of the board of directors periodically;

•	making selection criteria and nomination procedures for members of the executive committee; and

•	advising on proposals relating to the appointment or dismissal of the members of the executive committee.

Concerning our company’s remuneration policy, this committee’s duties and responsibilities to carry out its purposes include, among others:

•	making and evaluating proposals to our board of directors with regard to the remuneration policy for non-executive directors and the proposals which have to be submitted to the shareholders;

•	making and evaluating proposals to our board of directors relating to the remuneration policy for members of our executive committee;

•	making proposals relating to individual remuneration, including bonuses; and

•	discussing and evaluating the operations and performance of the executive committee at least once a year.

General Information About Our Directors and Members of Our Executive Committee

As of the date of this prospectus and except as set out below, none of the directors or members of our executive committee for at least the previous five years:

•	holds any convictions in relation to fraudulent offenses;

•	holds an executive function in the form of a senior manager or a member of the administrative, management or supervisory bodies of any company at the time of or preceding any bankruptcy, receivership or liquidation, with the exception of Rajesh Parekh, who was Chairman of CoCo Therapeutics Limited, and Katrine Bosley, who served as a member of its board of directors, when it entered a members’ voluntary liquidation process in December 2014, following negative pre-clinical results;

•	has been subject to any official public incrimination and/or sanction by any statutory or regulatory authority (including any designated professional body); or

•	has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any company or from acting in the management or conduct of affairs of any company.

Family Relationships

There are no family relationships among any of the members of our executive committee or directors.

Corporate Governance Practices

Along with our articles of association, we adopted a corporate governance charter in accordance with the recommendations set out in the Belgian Corporate Governance Code issued on March 12, 2009 by the Belgian Corporate Governance Committee. The Belgian Corporate Governance Code is based on a “comply or explain” system: Belgian listed companies are expected to follow the Belgian Corporate Governance Code, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations.

Our board of directors complies with the Belgian Corporate Governance Code, but believes that certain deviations from its provisions are justified in view of our particular situation. These deviations include the grant of warrants to non-executive directors. In this way, we have additional possibilities to attract competent non-executive directors and to offer them an attractive additional remuneration without the consequence that this additional remuneration weighs on our financial results. Furthermore, the grant of warrants is a commonly used method in the sector in which we operate. Without this possibility, we would be subject to a considerable disadvantage compared to competitors who do offer warrants to their non-executive directors. Our board of directors is of the opinion that the grant of warrants has no negative impact on the functioning of the non-executive directors.

Warrant Plan 2010 (C), Warrant Plan 2013 (B) and Warrant Plan 2014 (B), each pertaining to the issuance of warrants to a new member of our executive committee, were approved by our board of directors, based on a general authorization of the shareholders’ meeting. Pursuant to provision 7.13 of the Belgian Corporate Governance Code, however, schemes under which executive officers are remunerated in shares, share options or any other right to acquire shares should be subject to prior shareholder approval by way of a resolution at the general shareholders’ meeting. However, given (1) the fact that the adoption of these warrant plans falls within the scope of the authorizations to our board of directors granted by the extraordinary shareholders’ meetings of June 2, 2009 and May 23, 2011 to use the authorized capital for the issue of warrants in the framework of the remuneration policy for employees, directors and independent consultants of our company and its subsidiaries and (2) the interest of our company in having the relevant beneficiaries join us as soon as possible, we are of the opinion that it was not desirable to convene a shareholders’ meeting to grant its express prior approval for the adoption of Warrant Plans 2010 (C), 2013 (B) and 2014 (B).

Our board of directors reviews its corporate governance charter from time to time and makes such changes as it deems necessary and appropriate. Additionally, our board of directors adopted a written charter for each of the executive committee, the audit committee and the nomination and remuneration committee, which are part of the corporate governance charter.

Differences between Our Corporate Governance Practices and the Listing Rules of the NASDAQ Stock Market

The Listing Rules of the NASDAQ Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NASDAQ Stock Market. The application of such exceptions requires that we disclose each of the NASDAQ Stock Market Listing Rules that we do not follow and describe the Belgian corporate governance practices we do follow in lieu of the relevant NASDAQ Stock Market corporate governance standard.

If and when the ADSs are listed on NASDAQ, we intend to continue to follow Belgian corporate governance practices in lieu of the corporate governance requirements of the NASDAQ Stock Market in respect of the following:

•	Quorum at Shareholder Meetings. NASDAQ Stock Market Listing Rule 5620(c) requires that for any shareholders’ meeting, the quorum must be no less than 33 1⁄3% of the outstanding ordinary shares.

There is no quorum requirement under Belgian law for our shareholders’ meetings, except as provided for by law in relation to decisions regarding certain matters. See “Description of Share Capital—Description of the Rights and Benefits Attached to Our Shares—Right to Attend and Vote at Our Shareholders’ Meetings—Quorum and Majority Requirements.”

•	Compensation Committee. NASDAQ Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. NASDAQ Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to such composition requirements. Pursuant to Article 526quater of the Belgian Companies Code and the principles and guidelines of the Belgian Corporate Governance Code, we are required to set up a remuneration committee within our board of directors. In addition, the Belgian Corporate Governance Code provides that the board of directors should set up a nomination committee, which can be combined with the remuneration committee. Our board of directors has set up and appointed a nomination and remuneration committee.

•	Executive Session. NASDAQ Stock Market Listing Rule 5605(b)(2) requires that independent directors must have regularly scheduled meetings at which only independent directors are present. We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all, although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors when and if they wish to do so.

•	Charters. NASDAQ Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the board of directors must have a formal written charter. Pursuant to the Belgian Corporate Governance Code, our board of directors has drawn up a corporate governance charter including, amongst others, the internal rules of our committees.

•	Shareholder Approval for Certain Issuances of Securities. NASDAQ Stock Market Listing Rule 5635 requires that a company obtain shareholder approval prior to making certain issuances of securities. Pursuant to the Belgian Companies Code and subject to the conditions set forth therein and in our articles of association, our board of directors is allowed to issue shares through the use of authorized capital limited to the maximum amount of our share capital. The authorized capital may however not be used for (i) capital increases by contribution in kind exclusively reserved for one of our shareholders holding shares to which more than 10% of the voting rights are attached, (ii) the issuance of shares at a price lower than the accounting par value (fractiewaarde/pair comptable) of the then outstanding shares of the same class, or (iii) the issuance of warrants intended mainly for one or more specified persons other than our or our subsidiaries’ employees. Restrictions on the use of the authorized capital also exist in case a public take-over bid on us has been announced.

Code of Business Conduct and Ethics

In connection with the global offering, we have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, members of our executive committee and directors. Following the completion of the global offering, the Code of Conduct will be available on our website at www.glpg.com. Our board of directors is responsible for administering the Code of Conduct and will be required to approve any waivers of the Code of Conduct for directors or executive officers. Any waivers of the Code of Conduct for other employees may also be made by the compliance officer. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation of Directors and Members of Executive Committee

The aggregate compensation paid and benefits in kind granted by us to our current members of the executive committee and directors, excluding share-based compensation, for the year ended December 31, 2014, was €1,501,252 and £50,000. For the year ended December 31, 2014, €151,606 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to members of our executive committee.

For a discussion of our employment arrangements with the members of our executive committee and consulting arrangement with our directors, see the section of this prospectus titled “Related-Party Transactions—Agreements with Our Directors and Members of Executive Committee.” For more information regarding warrant grants, see the section of this prospectus titled “—Warrant Plans.”

Except the arrangements described in the section of this prospectus titled “Related-Party Transactions—Agreements with Our Directors and Members of Executive Committee,” there are no arrangements or understanding between us and any of the members of our executive committee or directors providing for benefits upon termination of their employment, other than as required by applicable law.

Compensation of Our Board of Directors

The remuneration of our directors (other than Rajesh Parekh and our chief executive officer) and the grant of warrants to our directors is submitted by our board of directors for approval to the general shareholders’ meeting and is only implemented after such approval. The procedure for establishing the remuneration policy and setting remuneration for members of our board of directors is determined by our board of directors on the basis of proposals from the nomination and remuneration committee, taking into account relevant benchmarks from the biotechnology industry.

Pursuant to the decision of the annual general shareholders’ meeting of April 29, 2014, the total maximum amount of the annual remuneration for all directors together (other than Rajesh Parekh and our chief executive officer) for the exercise of their mandate as a director of our company is fixed, on an aggregate basis, at €200,000 (plus expenses). The same annual general shareholders’ meeting granted a power of attorney to our board of directors to determine the remuneration of the individual board members within the limits of such aggregate amount. Pursuant to this power of attorney, our board of directors determined, upon recommendation of the nomination and remuneration committee, the allocation of the aggregate annual remuneration for directors as follows:

•	remuneration for non-executive directors who do not represent a shareholder (i.e., Harrold Van Barlingen and Howard Rowe): €20,000;

•	remuneration for non-EU-based directors who do not represent a shareholder and/or for directors who actively and on a regular basis provide independent clinical, scientific and/or transactional advice to the board of directors (i.e., Werner Cautreels, Vicki Sato and Katrine Bosley): €40,000; and

•	additional remuneration for the chairman of the audit committee (i.e., Werner Cautreels): €5,000.

The aforementioned levels of remuneration are a continuation of the fees as paid in previous years.

Pursuant to the decision of the annual general shareholders’ meeting of April 28, 2015, the total maximum amount of the annual remuneration for all directors together (other than Rajesh Parekh and our chief executive officer) for the exercise of their mandate as a director of our company is fixed, on an aggregate basis, at €200,000 (plus expenses). The same annual general shareholders’ meeting granted a power of attorney to our board of directors to determine the remuneration of the individual board members within the limits of such aggregate amount.

In the event a director has a presence rate at board meetings that is below 75%, the amounts referred to above will be proportionally decreased. Directors representing a shareholder on the board of directors would only receive reimbursement of the expenses incurred for participating in the board of directors (there were no such directors in 2014, nor are there currently).

The remuneration of the non-executive directors does not contain a variable part; hence no performance criteria apply to the remuneration of the non-executive directors.

The chairman of our board of directors, Rajesh Parekh, does not receive remuneration like the other directors. However, pursuant to a consultancy contract dated August 1, 2005 between our company and Dr. Parekh, he receives an annual fee of £50,000 as compensation for giving strategic advice to our company.

The following table sets forth the fees received by our non-executive directors for the performance of their mandate as a board member, during the year ended December 31, 2014:

Name	Fees earned (€)
Rajesh Parekh	—
Harrold van Barlingen	20,000
Werner Cautreels	45,000
Howard Rowe	20,000
Vicki Sato(1)	40,000
Katrine Bosley	40,000
Total	165,000

(1)	Ms. Sato resigned from our board of directors effective December 31, 2014.

Our executive director, Onno van de Stolpe, does not receive any specific or additional remuneration for his service on our board of directors, as this is included in his total remuneration package in his capacity as member of our executive committee. For more information regarding Mr. Van de Stolpe’s compensation, see the section of this prospectus titled “—Compensation of Members of the Executive Committee.”

The table below provides an overview as of March 31, 2015 of the warrants held by the non-executive directors.

	Warrant awards
Name	Number of ordinary shares underlying warrants	Warrant exercise price (€)	Warrant expiration date
Rajesh Parekh.	31,250	4.00	2/1/2017
	5,400	9.95	5/22/2016
	3,780	14.19	9/2/2020
	5,400	19.38	5/15/2021
	5,400	14.54	7/24/2022

Total	51,230

Harrold van Barlingen	2,520	9.95	5/22/2016
	2,520	14.19	9/2/2020
	2,520	19.38	5/15/2021
	2,520	14.54	7/24/2022

Total	10,080

Werner Cautreels	2,520	9.95	5/22/2016
	2,520	14.19	9/2/2020
	3,780	19.38	5/15/2021
	3,780	14.54	7/24/2022

Total	12,600

Howard Rowe	7,500	9.95	5/22/2016
	2,520	14.19	9/2/2020
	2,520	19.38	5/15/2021
	2,520	14.54	7/24/2022

Total	15,060

Katrine Bosley	7,500	19.38	5/15/2021
	2,520	14.54	7/24/2022

Total	10,020

No loans, quasi-loans or other guarantees were given to the non-executive directors during the year ended December 31, 2014.

Compensation of Members of the Executive Committee

The compensation of the members of our executive committee is determined by our board of directors based on the recommendations by our nomination and remuneration committee.

The remuneration of the members of our executive committee consists of different components:

•	Fixed remuneration: a basic fixed fee designed to fit responsibilities, relevant experience and competences, in line with market rates for equivalent positions. The amount of fixed remuneration is evaluated and determined by the board of directors every year, upon recommendation of the nomination and remuneration committee.

•

Variable remuneration (short term and long term): members of the executive committee may be entitled to a bonus, depending on the level of achievement of the criteria from the Senior Management Bonus Scheme (i.e., corporate objective for that year). The maximum bonus of the chief executive officer is set at 100% of his yearly fixed salary. The actual bonus of the chief executive officer is determined by our board of directors, upon recommendation of the nomination and remuneration committee, and is based on the achievement of corporate and individual objectives. The maximum aggregate bonus pot for the other members of the executive committee is set at 60% of their combined salaries. The actual bonuses of these executive officers are determined by our board of directors, upon recommendation of the nomination and remuneration committee, and are based on the achievement of corporate and individual objectives. For each year, 50% of this variable remuneration is paid in early January of the following year, and the other 50% is deferred for three years and is adjusted in light of the change of the company’s share price relative to the Euronext Next Biotech Index.

•	Incentive plan: warrants have been granted and may be granted in the future, to the members of the executive committee. For a description of the main characteristics of our warrant plans, see the section of this prospectus titled “—Warrant Plans.”

•	Other: group’s pension, company car and payments for invalidity and healthcare cover and other fringe benefits of non-material value.

No loans, quasi-loans or other guarantees were given to members of our executive committee during the year ended December 31, 2014.

The following table sets forth information regarding compensation earned by Onno van de Stolpe, our chief executive officer, during the year ended December 31, 2014.

Compensation (€)
Fixed remuneration (gross)	428,491
Variable remuneration (short term)(1)	134,000
Variable remuneration (long term)(2)	—
Pension/Life	66,544
Other benefits	18,600
Total	647,635

(1)	50% of the performance bonus for the year 2014, paid in January 2015. The remaining 50% is deferred for three years and is adjusted in light of the change of our company’s share price relative to the Euronext Next Biotech Index.
(2)	No performance bonus was awarded for the year 2011, as three out of five of the corporate objectives for 2011 were not achieved. Therefore, no deferred part of the bonus for the year 2011 was paid out in 2014.

In addition, Mr. Van de Stolpe was granted (and accepted) 100,000 warrants under Warrant Plan 2014. The exercise price of these warrants is €14.54. These warrants are exercisable as from January 1, 2018.

The following table sets forth information concerning the aggregate compensation earned during the year ended December 31, 2014 by the other current members of our executive committee.

Compensation (€)
Fixed remuneration (gross)	520,063
Variable remuneration (short term)(1)	100,000
Variable remuneration (long term)(2)	—
Pension/Life	85,062
Other benefits	23,492
Total	728,617

(1)	50% of the performance bonus for the year 2014, paid in January 2015. The remaining 50% is deferred for three years and is adjusted in light of the change of our company’s share price relative to the Euronext Next Biotech Index.

(2)	No performance bonus was awarded for the year 2011, as three out of five of the corporate objectives for 2011 were not achieved. Therefore, no deferred part of the bonus for the year 2011 was paid out in 2014.

In addition, the other members of the executive committee were granted (and accepted) an aggregate amount of 80,000 warrants under Warrant Plan 2014, with an exercise price of €14.54, and 150,000 warrants under Warrant Plan 2014 (B), with an exercise price of €11.93.

The table below provides an overview as of March 31, 2015 of the warrants held by the members of our executive committee.

	Warrant awards
Name	Number of ordinary shares underlying warrants	Warrant exercise price (€)	Warrant expiration date
Onno van de Stolpe.	15,000	6.76	2/1/2017
	125,000	6.91	7/3/2018
	108,126	8.65	6/27/2015
	16,874	8.65	6/27/2020
	100,000	9.95	5/22/2016
	100,000	14.19	9/2/2020
	100,000	19.38	5/15/2021
	100,000	14.54	7/24/2022

Total	665,000

Other Officers	30,000	6.76	2/1/2017
	12,500	8.60	12/14/2018
	30,000	8.65	6/27/2020
	92,500	5.60	6/25/2021
	40,000	5.87	3/31/2017
	70,000	11.55	4/26/2018
	50,000	9.95	5/22/2019
	70,000	14.19	9/2/2020
	50,000	19.38	5/15/2021
	80,000	14.54	7/24/2022
	150,000	11.93	10/13/2022

Total	675,000

Warrant Plans

We have established a number of warrant plans, under which we have granted warrants free of charge to the recipients, i.e., employees of our group and directors and independent consultants of our company. For warrant plans issued prior to 2011, the warrants offered to the employees and independent consultants vest according to the following schedule: 10% of the warrants vest on the date of the grant; an additional 10% vest at the first anniversary of the grant; an additional 20% vest at the second anniversary of the grant; an additional 20% vest at the third anniversary of the grant; and an additional 40% vest at the end of the third calendar year following the grant. The warrants granted under warrant plans created from 2011 onwards vest at the end of the third calendar year following the year of the grant, with no intermediate vesting. The warrants offered to directors vest over a period of 36 months at a rate of 1/36th per month. Warrants cannot be exercised before the end of the third calendar year following the year of the grant. Pursuant to a resolution adopted at the extraordinary general shareholders’ meeting held on May 23, 2011, a provision has been incorporated in the warrant plans, which provides that in the event of a change of control of our company, all outstanding warrants vest immediately and will be immediately exercisable.

After the reverse 4:1 share split approved by the shareholders’ meeting held on March 29, 2005, four warrants under Warrant Plan 2002 Belgium entitle the warrant holder to subscribe for one ordinary share. For the warrant plans created from 2005 onwards, one warrant entitles the warrant holder to subscribe for one ordinary share. In the summaries and tables below, the numbers of warrants issued under Warrant Plan 2002 Belgium are divided by four to avoid a mixture of rights.

Generally, unless our board of directors at the time of the grant of the warrant determines a higher exercise price, the exercise price of a warrant will be equal to the lower of the following prices:

•	the last closing price of our ordinary shares on Euronext Amsterdam prior to the date on which the warrant is offered; or

•	the average closing price of our ordinary shares on Euronext Amsterdam over the thirty-day period preceding the date on which the warrant is offered.

For beneficiaries of the warrant plan that are not employees of our group, the exercise price cannot be lower than the average closing price of our ordinary shares on Euronext Amsterdam over the thirty-day period preceding the date of issuance of the warrants.

However, for the warrants offered under Warrant Plan 2002 (B), since the ordinary shares of our company were not yet traded or listed on a stock exchange at the time of the relevant offers, the exercise price was to be determined by our board of directors at the time of the offer and had to be at least equal to the market value of the former Class D shares, as determined by the board of directors and as certified by the auditor of our company. In addition, the exercise price could not be lower than (1) the book value of the existing shares as appearing from the last approved annual accounts of the company at the date of the offer and (2) €1.

Since 2002, an aggregate of 6,851,664 warrants were granted. Of these 6,851,664 warrants:

•	144,612 warrants lapsed because they were not timely exercised by their beneficiaries;

•	1,067,433 warrants lapsed due to their beneficiaries no longer being employed by the company; and

•	2,620,314 warrants have been exercised.

As a result, as of March 31, 2015, there were 3,019,305 warrants outstanding which represent approximately 9.8% of the total number of all our issued and outstanding voting financial instruments.

The table below sets forth the details of all warrants granted under the warrant plans in force as per March 31, 2015, including the plan under which the warrants were granted, the offer date, exercise price, expiry date, number of warrants exercised, number of warrants voided and number of warrants outstanding. In addition, we may issue up to 625,740 new warrants with an exercise price of €28.75 per share to our employees, directors and independent consultants under the newly created Warrant Plan 2015, subject to acceptance by the plan’s beneficiaries. Aside from the warrants set forth in the below table and the new Warrant Plan 2015, there are currently no other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase outstanding securities.

Warrant Plan	Offer date	Exercise price (€)	Number of warrants granted	Number of warrants exercised	Number of warrants voided	Number of warrants still outstanding	Exercisable from	Expiry date
2002 B	3/6/2002	4.00	553,705	423,698	130,007	—	1/1/2006	3/6/2010
	9/2/2002	4.00	27,125	14,150	12,975	—	1/1/2006	9/2/2010
	3/6/2003	4.00	5,250	1,287	3,963	—	1/1/2007	3/31/2007
	4/1/2003	4.00	7,500	7,500	—	—	1/1/2007	4/1/2011
	6/15/2004	4.00	2,000	2,000	—	—	1/1/2008	6/15/2012
	7/9/2004	4.00	31,250	—	—	31,250	1/1/2008	2/1/2017
	7/22/2004	4.00	7,500	—	7,500	—	1/1/2008	3/31/2008
	1/31/2005	6.76	159,375	70,000	44,375	45,000	1/1/2009	2/1/2017

Total			793,705	518,635	198,820	76,250

2005	7/4/2005	6.91	145,000	20,000	—	125,000	1/1/2009	7/3/2018
	11/23/2005	8.35	125,000	52,500	50,000	22,500	1/1/2009	11/22/2018
	12/15/2005	8.60	12,500	—	—	12,500	1/1/2009	12/14/2018
	2/13/2006	8.61	40,000	8,000	32,000	—	1/1/2010	3/31/2010
	2/13/2006	8.73	53,500	50,972	2,528	—	1/1/2010	3/31/2010
	11/22/2006	8.65	82,600	61,285	21,315	—	1/1/2010	11/21/2019

Total			458,600	192,757	105,843	160,000

2006 BNL	2/13/2006	8.61	112,953	86,882	12,291	13,780	1/1/2010	2/12/2019
	11/22/2006	8.65	87,090	16,450	70,640	—	1/1/2010	11/21/2019
	2/14/2007	9.57	102,900	9,170	93,730	—	1/1/2011	08/31/2011
	5/4/2007	9.22	17,500	10,000	—	7,500	1/1/2011	5/3/2020
	6/28/2007	8.65	735	—	—	735	1/1/2011	6/27/2020
	12/21/2007	7.12	25,110	11,071	11,939	2,100	1/1/2011	12/20/2020

Total			346,288	133,573	188,600	24,115

2006 UK	6/1/2006	8.70	302,191	230,963	71,228	—	1/1/2010	9/30/2014
	11/22/2006	8.65	13,965	11,907	2,058	—	1/1/2010	11/21/2014
	12/19/2006	9.18	77,700	31,885	45,815	—	1/1/2010	12/18/2014
	6/28/2007	8.43	30,585	20,085	10,500	—	1/1/2011	6/27/2015
	12/21/2007	7.25	945	945	—	—	1/1/2011	12/20/2015

Total			425,386	295,785	129,601	—

2007	6/28/2007	8.65	108,126	—	—	108,126	1/1/2011	6/27/2015
	6/28/2007	8.65	256,314	118,497	53,173	84,644	1/1/2011	6/27/2020

Total			364,440	118,497	53,173	192,770

2007 RMV	10/25/2007	8.65	108,850	55,475	4,900	48,475	1/1/2011	10/24/2020

Total			108,850	55,475	4,900	48,475

2008	6/26/2008	5.60	201,445	66,004	7,326	128,115	1/1/2012	6/25/2021

Total			201,445	66,004	7,326	128,115

2008 (B)	6/26/2008	5.60	57,500	50,000	7,500	—	1/1/2012	6/25/2013

Total			57,500	50,000	7,500	—

2009	4/1/2009	5.87	555,000	361,750	65,000	128,250	1/1/2013	3/31/2017

Total			555,000	361,750	65,000	128,250

Warrant Plan	Offer date	Exercise price (€)	Number of warrants granted	Number of warrants exercised	Number of warrants voided	Number of warrants still outstanding	Exercisable from	Expiry date

2009 (B)	6/2/2009	7.09	135,100	131,670	3,430	—	1/1/2013	6/1/2014

Total			135,100	131,670	3,430	—

2010	4/27/2010	11.55	466,500	237,250	49,750	179,500	1/1/2014	4/26/2018
	4/27/2010	11.55	40,000	11,000	—	29,000	4/27/2014	4/26/2018

Total			506,500	248,250	49,750	208,500

2010 (B)	4/27/2010	11.55	195,040	190,108	4,932	—	1/1/2014	4/26/2015

Total			195,040	190,108	4,932	—

2010 (C)	12/23/2010	11.74	75,000	—	—	75,000	1/1/2014	12/22/2018

Total			75,000	—	—	75,000

2011	5/23/2011	9.95	561,500	255,500	129,000	177,000	1/1/2015	5/22/2019
	5/23/2011	9.95	57,500	—	7,500	50,000	5/23/2015	5/22/2019

Total			619,000	255,500	136,500	227,000

2011 (B)	5/23/2011	9.95	129,220	2,310	1,470	125,440	1/1/2015	5/22/2016

Total			129,220	2,310	1,470	125,440

2012	9/3/2012	14.19	448,640	—	100,650	347,990	1/1/2016	9/2/2020
	9/3/2012	14.19	32,500	—	5,000	27,500	9/3/2016	9/2/2020

Total			481,140	—	105,650	375,490

2013	5/16/2013	19.38	602,790	—	149,550	453,240	1/1/2017	5/15/2021

Total			602,790	—	149,550	453,240

2013 (B)	9/18/2013	15.18	75,000	—	—	75,000	1/1/2017	6/30/2017

Total			75,000	—	—	75,000

2014	7/25/2014	14.54	571,660	—	—	571,660	1/1/2018	7/24/2022

Total			571,660	—	—	571,660

2014 (B)	10/14/2014	11.93	150,000	—	—	150,000	1/1/2018	10/13/2022

Total			150,000	—	—	150,000

Grand Total			6,851,664	2,620,314	1,212,045	3,019,305

RELATED-PARTY TRANSACTIONS

Since January 1, 2012, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our board of directors or senior management, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Management” and “Principal Shareholders,” and the transactions we describe below.

Transactions with Our Principal Shareholders

See “Description of Share Capital—History of Securities Issuances.”

Agreements with Our Directors and Members of Executive Committee

Employment and Management Arrangements

Onno van de Stolpe

On March 1, 2002, we entered into a management agreement with Onno van de Stolpe for the position of Managing Director and Chief Executive Officer for an indefinite period. Effective March 1, 2011, Mr. Van de Stolpe’s management agreement with Galapagos NV was reduced from a full-time basis to a part-time basis, for approximately 40% of his time, at which time he entered into (1) an employment agreement with Galapagos B.V. on a part-time basis, for approximately 35% of his time, and (2) a management agreement with Galapagos SASU for approximately 25% of his time. Mr. Van de Stolpe currently receives (1) a base remuneration from Galapagos NV of €182,519 (including an annual pension scheme contribution amounting to €19,000), (2) a base salary from Galapagos B.V. of €159,704 (including an 8% holiday bonus) and (3) a base salary from Galapagos SASU of €114,074.

Bart Filius

On September 15, 2014, Galapagos B.V. entered into an employment agreement, subject to Dutch law, with Bart Filius for the position of Chief Financial Officer, starting December 1, 2014 for an indefinite period.

Andre Hoekema

On January 31, 2005, Galapagos B.V. entered into an employment agreement, subject to Dutch law, with Andre Hoekema for the position of Senior Vice President Corporate Development and member of the executive committee, for an indefinite period.

Piet Wigerinck

On February 28, 2008, we entered into a management agreement with Piet Wigerinck for the position of Senior Vice President Drug Development and member of the executive committee, for an indefinite period. Mr. Wigerinck was appointed Chief Scientific Officer effective March 1, 2012. The management agreement stipulates that Mr. Wigerinck shall perform his duties thereunder on an independent basis.

Consulting Arrangements

Parekh Enterprises Ltd

On August 1, 2005, we entered into a management agreement with Parekh Enterprises Ltd, duly represented by Rajesh Parekh, for the provision of consultancy services to the company consisting of the strategic positioning of our company, the evaluation of corporate transactions, the managing of relations with existing and potential investors and with stock markets and other matters of strategic importance for the company. Parekh Enterprises Ltd currently receives an annual fixed fee of £50,000 (exclusive VAT) which is invoiced by Parekh Enterprises Ltd on a quarterly basis. The management agreement stipulates that Parekh Enterprises Ltd shall perform its duties thereunder on an independent basis.

Participation in the Offering

One of our strategic partners, AbbVie, has indicated an interest in purchasing $30.0 million (or the Euro equivalent) of the securities offered in this global offering. However, because indications of interest are not binding agreements or commitments to purchase, this entity may determine to purchase fewer securities than they have indicated or not to purchase any securities in this offering.

Transactions with Related Companies

From time to time, in the ordinary course of our business we may contract for services from companies in which certain of the members of our executive committee or directors may serve as director or advisor. The cost of these services is negotiated on an arm’s length basis and none of these arrangements is material to us.

Related-Party Transactions Policy

Article 524 of the Belgian Companies Code provides for a special procedure that applies to intragroup or related party transactions with affiliates. The procedure applies to decisions or transactions between us and our affiliates that are not one of our subsidiaries. Prior to any such decision or transaction, our board of directors must appoint a special committee consisting of three independent directors, assisted by one or more independent experts. This committee must assess the business advantages and disadvantages of the decision or transaction, quantify its financial consequences and determine whether the decision or transaction causes a disadvantage to us that is manifestly illegitimate in view of our policy. If the committee determines that the decision or transaction is not illegitimate but will prejudice us, it must analyze the advantages and disadvantages of such decision or transaction and set out such considerations as part of its advice. Our board of directors must then make a decision, taking into account the opinion of the committee. Any deviation from the committee’s advice must be justified. Directors who have a conflict of interest are not entitled to participate in the deliberation and vote. The committee’s advice and the decision of the board of directors must be notified to our auditor, who must render a separate opinion. The conclusion of the committee, an excerpt from the minutes of the board of directors and the opinion by the auditor must be included in our annual report. This procedure does not apply to decisions or transactions in the ordinary course of business under customary market conditions and security documents, or to transactions or decisions with a value of less than 1% of our net assets as shown in our consolidated annual accounts.

In addition to this, our corporate governance charter provides for guidelines for transactions between our company and our directors or members of the executive committee. According to such guidelines:

•	it is expected from all directors and members of the executive committee that they avoid all acts, standpoints or interests which are conflicting with, or which give the impression that they are conflicting with, the interests of our company;

•	all transactions between our company and our directors, members of the executive committee or representatives need the approval of our board of directors. Such transactions could only be allowed at arm’s length (normal market conditions);

•

our directors and members of the executive committee are, by way of example, not allowed, directly or indirectly, to enter into agreements with our company which relate to supply of materials or delivery of services (other than in the framework of their mandate for our company), except with the explicit approval of our board of directors;

•	in the event our directors, members of the executive committee or their permanent representatives are confronted with a potential conflict of interest with regard to a decision or a transaction of our company, they shall immediately inform the chairman of the board of directors thereof. Conflict of interest means a conflict of proprietary interest, but also functional conflict of interest or conflicts of a family nature (up to second degree);

•	in the event Article 523 of the Belgian Companies Code applies, our director or the member of the executive committee shall not participate in the deliberation on the subject matter; and

•	in the event Article 523 of the Belgian Companies Code does not apply, the existence of the conflict of interest shall be written down in the minutes (but shall not be published) and the director or the member of the executive committee shall not vote.

In connection with the global offering, we have adopted a related-party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related-party transactions. The policy will become effective immediately upon the completion of this offering. For purposes of our policy only, a related-party transaction is a transaction in which we are a participant and a related party has a direct or indirect material interest. For purposes of this policy, a related party is any executive officer, director (or nominee for director) or beneficial owner of more than five percent (5%) of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related-party transaction, our audit committee will review and consider information regarding the related-party transaction. In reviewing any related-party transaction, the committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable to us than terms generally available in a transaction with an unaffiliated third-party under the same or similar circumstances; and (ii) the extent of the related party’s interest in the related-party transaction. Additionally, we will provide the audit committee with all material information regarding the related-party transaction, the interest of the related party, and any potential disclosure obligations in connection therewith. In addition, under the Code of Conduct, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2015 for:

•	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each member of our board of directors;

•	the members of our executive committee (excluding our chief executive officer), on an aggregated basis; and

•	all members of our board of directors and executive committee as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 31, 2015. The percentage ownership information shown in the table prior to the global offering is based upon 30,870,677 ordinary shares outstanding as of March 31, 2015. The percentage ownership information shown in the table after the global offering is based upon 35,590,677 ordinary shares outstanding, assuming the sale of 4,720,000 shares and ADSs by us in the global offering and no exercise of the underwriters’ options to purchase additional shares and ADSs. The percentage ownership information shown in the table after the global offering if the underwriters’ options to purchase additional shares and ADSs are exercised in full is based upon ordinary shares outstanding, assuming the sale of shares and ADSs by us in the global offering and assuming the exercise in full of the underwriters’ options to purchase additional ADSs and shares.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to warrants held by that person that are immediately exercisable or exercisable within 60 days of March 31, 2015. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, members of our executive committee and named beneficial owners are in care of Galapagos NV, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

One of our strategic partners, AbbVie, has indicated an interest in purchasing $30.0 million (or the Euro equivalent) of the securities offered in this global offering. However, because indications of interest are not binding agreements or commitments to purchase, this entity may determine to purchase fewer securities than they have indicated or not to purchase any securities in this offering. The following table does not reflect any potential purchases by this entity.

Name of beneficial owner	Shares beneficially owned prior to offering			Shares beneficially owned after offering	Shares beneficially owned after offering if underwriters’ option is exercised in full
	Number		Percentage	Percentage	Percentage
5% shareholders:
Johnson & Johnson	2,350,061	(1)(2)	7.61%	6.60%	6.47%
Van Herk Investments B.V.	1,586,727	(1)(3)	5.14	4.46	4.37
The Capital Group Companies, Inc.	1,554,436	(1)(4)	5.04	4.37	4.28

Directors and members of executive committee:
Rajesh Parekh, MA, DPhil	116,650	(5)	*	*	*
Onno van de Stolpe	829,226	(6)	2.65	2.31	2.26
Harrold van Barlingen, PhD	11,820	(7)	*	*	*
Werner Cautreels, PhD	5,040	(8)	*	*	*
Howard Rowe, JD	7,500	(9)	*	*	*
Katrine Bosley	—		—	—	—
Members of our executive committee (excluding our chief executive officer)	350,352	(10)	1.12	*	*
All members of our board of directors and executive committee as a group (9 persons)	1,320,588	(11)	4.18%	3.63%	3.57%

(1)	At the time of the most recent transparency notification.
(2)	Consists of (i) 1,113,964 shares held by Tibotec-Virco Comm. VA and (ii) 1,236,097 shares held by Crucell Holland B.V. Johnson & Johnson is the ultimate controlling person of these entities. The address for Johnson & Johnson is One Johnson & Johnson Plaza, New Brunswick, NJ 08933.
(3)	Consists of 1,586,727 shares held by Van Herk Investments B.V. Adrianus van Herk is the controlling person of this entity and has sole voting and investment power with respect to the shares held by this entity. Adrianus van Herk disclaims beneficial ownership of all shares except to the extent of his pecuniary interest. The address of Van Herk Investments B.V. is Lichtenauerlaan 30, 3062 ME Rotterdam, The Netherlands.
(4)	Consists of 1,554,436 shares held directly by Capital Research and Management Company. The Capital Group Companies, Inc. is the controlling entity of this entity. The address of The Capital Group Companies, Inc. is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.
(5)	Consists of (i) 80,000 shares and (ii) 36,650 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 31, 2015.
(6)	Consists of (i) 464,226 shares and (ii) 365,000 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 31, 2015.
(7)	Consists of (i) 9,300 shares and (ii) 2,520 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 31, 2015.
(8)	Consists of (i) 2,520 shares and (ii) 2,520 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 31, 2015.
(9)	Consists of 7,500 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 31, 2015.
(10)	Consists of (i) 25,352 shares and (ii) 325,000 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 31, 2015.
(11)	Includes 739,190 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 31, 2015.

Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our shares will have different voting rights from other holders of shares after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

DESCRIPTION OF SHARE CAPITAL

The following description is a summary of certain information relating to our share capital, certain provisions of our articles of association and the Belgian Companies Code. Because this description is a summary, it may not contain all information important to you. Accordingly, this description is qualified entirely by references to our articles of association. A copy of our articles of association will be publicly available as an exhibit to the registration statement of which this prospectus forms a part.

The following description includes comparisons of certain provisions of our articles of association and the Belgian Companies Code applicable to us and the Delaware General Corporation Law, or the DGCL, the law under which many publicly listed companies in the United States are incorporated. Because such statements are summaries, they do not address all aspects of Belgian law that may be relevant to us and our shareholders or all aspects of Delaware law which may differ from Belgian law, and they are not intended to be a complete discussion of the respective rights.

Share Capital

Share Capital and Shares

Our share capital is represented by ordinary shares without par value. Our share capital is fully paid-up. Our shares are not separated into classes. As of March 31, 2015 our issued and paid-up share capital amounted to €166,996,209.57 represented by 30,870,677 ordinary shares without par value, each representing an identical fraction of our share capital. As of March 31, 2015, we had seven shareholders who held shares in registered form, representing 1.75% of our ordinary shares. The remainder of our ordinary shares are in dematerialized form. As of March 31, 2015, neither we nor any of our subsidiaries held any of our own shares.

As of March 13, 2015, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimated that approximately 25% of our outstanding ordinary shares were held in the United States by 13 holders of record.

Other Outstanding Securities

In addition to the shares already outstanding, we have granted warrants, which upon exercise will lead to an increase in the number of our outstanding shares. A total of 3,019,305 warrants (where each warrant entitles the holder to subscribe for one new share) were outstanding and granted as of March 31, 2015. For further information, see “Management—Warrant Plans.”

History of Securities Issuances

As of January 1, 2012, our share capital amounted to €142,928,662.81, represented by 26,421,441 shares. All shares were issued, fully paid up and of the same class. Since January 1, 2012, the following events have changed the number of our issued and outstanding shares:

•	On April 5, 2012, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007, Warrant Plan 2007 RMV and Warrant Plan 2008. The exercise resulted in a share capital increase of €740,589.74 (plus €359,072.53 in issuance premium) and the issuance of 137,414 new ordinary shares.

•	On June 29, 2012, warrants were exercised at various exercise prices under Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007, Warrant Plan 2007 RMV and Warrant Plan 2008. The exercise resulted in a share capital increase of €101,161.59 (plus €59,091.48 in issuance premium) and the issuance of 18,699 new ordinary shares.

•	On July 12, 2012, our board of directors decided, within the framework of the authorized capital, to create a maximum of 530,140 warrants, for the benefit of our directors, employees and certain independent consultants under a new warrant plan, or Warrant Plan 2012. After acceptances, the total number of warrants de facto created and granted under this plan is 481,140.

•	On September 14, 2012, warrants were exercised at various exercise prices under Warrant Plan 2005, Warrant Plan 2006 UK, Warrant Plan 2007 RMV and Warrant Plan 2008. The exercise resulted in a share capital increase of €116,688.29 (plus €28,133.01 in issuance premium) and the issuance of 21,569 new ordinary shares.

•	On December 17, 2012, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007, Warrant Plan 2007 RMV and Warrant Plan 2008. The exercise resulted in a share capital increase of €928,485.84 (plus €408,400.79 in issuance premium) and the issuance of 171,624 new ordinary shares.

•	On December 31, 2012, our share capital amounted to €144,815,588.27, represented by 26,770,747 shares. All shares were issued, fully paid up and of the same class.

•	On April 5, 2013, warrants were exercised at various exercise prices under Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007, Warrant Plan 2008, Warrant Plan 2008 (B), Warrant Plan 2009 and Warrant Plan 2009 (B). The exercise resulted in a share capital increase of €1,068,913.21 (plus €113,013.18 in issuance premium) and the issuance of 197,581 new ordinary shares.

•	On April 29, 2013, within the framework of the authorized capital and with cancellation of the preferential subscription rights, our board of directors decided to increase our share capital by €14,589,855.71 (plus €39,346,764.29 in issuance premium) by means of a private placement with institutional investors, resulting in the issuance of 2,696,831 new ordinary shares.

•	On May 16, 2013, our board of directors decided, within the framework of the authorized capital, to create a maximum of 648,490 warrants for the benefit of our directors, employees and certain independent consultants under a new warrant plan, or Warrant Plan 2013. After acceptances, the total number of warrants de facto created and granted under this plan is 602,790.

•	On July 1, 2013, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 UK, Warrant Plan 2007 RMV, Warrant Plan 2008, Warrant Plan 2009 and Warrant Plan 2009 (B). The exercise resulted in a share capital increase of €487,673.63 (plus €96,526.77 in issuance premium) and the issuance of 90,143 new ordinary shares.

•	On September 18, 2013, our board of directors decided, within the framework of the authorized capital, to create a maximum of 75,000 warrants for the benefit of one of our employees under a new warrant plan, or Warrant Plan 2013 (B). After acceptance, the total number of warrants de facto created and granted under this plan is 75,000.

•	On October 21, 2013, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 UK, Warrant Plan 2008, Warrant Plan 2009 and Warrant Plan 2009 (B). The exercise resulted in a share capital increase of €193,239.79 (plus €49,634.41 in issuance premium) and the issuance of 35,719 new ordinary shares.

•	On December 6, 2013, warrants were exercised at various exercise prices under Warrant Plan 2007 RMV and Warrant Plan 2009. The exercise resulted in a share capital increase of €16,365.25 (plus €2,851.00 in issuance premium) and the issuance of 3,025 new ordinary shares.

•	On December 31, 2013, our share capital amounted to €161,171,635.86, represented by 29,794,046 shares. All shares were issued, fully paid up and of the same class.

•	On April 10, 2014, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK,

Warrant Plan 2007 RMV, Warrant Plan 2009, Warrant Plan 2009 (B), Warrant Plan 2010 and Warrant Plan 2010 (B). The exercise resulted in a share capital increase of €1,648,919.31 (plus €732,291.00 in issuance premium) and the issuance of 304,791 new ordinary shares.

•	On July 4, 2014, warrants were exercised at various exercise prices under Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007 RMV, Warrant Plan 2008, Warrant Plan 2009, Warrant Plan 2010 and Warrant Plan 2010 (B). The exercise resulted in a share capital increase of €981,952.87 (plus €880,348.67 in issuance premium) and the issuance of 181,507 new ordinary shares.

•	On July 25, 2014, our board of directors decided, within the framework of the authorized capital, to create a maximum of 666,760 warrants for the benefit of our directors, employees and an independent consultant under a new warrant plan, or Warrant Plan 2014. After acceptances, the total number of warrants de facto created and granted under this plan is 571,660.

•	On September 25, 2014, warrants were exercised at various exercise prices under Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK and Warrant Plan 2010. The exercise resulted in a share capital increase of €66,326.60 (plus €63,677.32 in issuance premium) and the issuance of 12,260 new ordinary shares.

•	On October 14, 2014, our board of directors decided, within the framework of the authorized capital, to create a maximum of 150,000 warrants for the benefit of one of our employees under a new warrant plan, or Warrant Plan 2014 (B). After acceptance, the total number of warrants de facto created and granted under this plan is 150,000.

•	On December 9, 2014, warrants were exercised at various exercise prices under Warrant Plan 2005 and Warrant Plan 2006 Belgium/The Netherlands. The exercise resulted in a share capital increase of €35,300.25 (plus €20,901.00 in issuance premium) and the issuance of 6,525 new ordinary shares.

•	On March 26, 2015, warrants were exercised at various exercise prices under Warrant Plan 2005, Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2007, Warrant Plan 2007 RMV, Warrant Plan 2008, Warrant Plan 2009, Warrant Plan 2010, Warrant Plan 2010 (B), Warrant Plan 2011 and Warrant Plan 2011 (B). The exercise resulted in a share capital increase of €3,092,074.68 (plus €2,726,958.80 in issuance premium) and the issuance of 571,548 new ordinary shares.

All of the share issuances listed above were for cash consideration. The authorized capital as approved by our extraordinary general shareholders’ meeting of May 23, 2011 amounted to €142,590,770.44. As of December 31, 2014, €24,763,847.61 of the authorized capital was used, so that an amount of €117,826,922.83 still remained available under the authorized capital. As of the date of this prospectus, our board of directors may decide to issue up to 21,153,728 ordinary shares pursuant to this authorization (assuming all 625,740 new warrants under Warrant Plan 2015 are accepted by the plan’s beneficiaries), without taking into account however the shares that we will issue in this global offering or subsequent issuances under our warrant programs or otherwise.

The following table shows the reconciliation of the number of ordinary shares outstanding as of December 31, 2012, 2013 and 2014 and March 31, 2015:

Issued capital	Share capital (€)	Number of shares
As of December 31, 2012	144,815,588.27	26,770,747
Changes during 2013	16,356,047.59	3,023,299
As of December 31, 2013	161,171,635.86	29,794,046
Changes during 2014	2,732,499.03	505,083
As of December 31, 2014	163,904,134.89	30,299,129
Changes during the three months ended March 31, 2015	3,092,074.68	571,548
As of March 31, 2015	166,996,209.57	30,870,677

Articles of Association and Other Share Information

Corporate Profile

Our legal and commercial name is Galapagos NV. We are a limited liability company incorporated in the form of a naamloze vennootschap / société anonyme under Belgian law. We are registered with the Register of Legal Entities (Antwerp, division Mechelen) under the enterprise number 0466.460.429. Our principal executive and registered offices are located at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium and our telephone number is +32 15 34 29 00. Our agent for service of process in the United States is CT Corporation System.

We were incorporated in Belgium on June 30, 1999 for an unlimited duration. Our fiscal year ends December 31.

Corporate Purpose

Our corporate purpose as set forth in Article 3 of our articles of association is as follows: “The company’s purpose consists of:

(a) the development, the construction and exploitation of gene libraries for functional genomics research;

(b) the research for the development of health products for human beings and animals, pharmaceutical products and other products relating thereto;

(c) the development, testing, scaling up, and exploitation of gene therapy procedures, as well as the development, evaluation and exploitation of clinical applications of such procedures;

(d) for its own account or for the account of third parties, the performance of research in the field of or in connection with biological and industrial technology, genetics and human and animal life in general; and

(e) the acquisition, sale and licensing of patents, trademarks, industrial and intellectual property, whether or not secret, and licenses.

For such purposes the company may, in Belgium and abroad, acquire or lease any license, movable or immovable property necessary or useful for its commercial or industrial purpose, operate, sell or lease same, build factories, establish subsidiaries and branches, and establish premises. It may engage in all operations with banks, post cheque, invest capital, contract or grant loans and credit facilities, whether or not mortgaged. The company may, by means of contribution, participation, loans, credit facility, subscription of shares, acquisition of shares and other commitments, participate in other companies, associations or enterprises, both existing as to be incorporated, and whether or not having a purpose similar to the purpose of the company. The company may merge with other companies or associations.

The company may incorporate subsidiaries both under Belgian and under foreign law. The company may acquire or establish any property that is necessary or useful for its operations or its corporate purpose.”

Board of Directors

Belgian law does not specifically regulate the ability of directors to borrow money from our company.

Article 523 of the Belgian Companies Code provides that if one of our directors directly or indirectly has a personal financial interest that conflicts with a decision or transaction that falls within the powers of our board of directors, the director concerned must inform our other directors before our board of directors makes any decision on such transaction. The auditor must also be notified. The director may neither participate in the deliberation nor vote on the conflicting decision or transaction. An extract of the minutes of the meeting of our board of directors that sets forth the financial impact of the matter on the company and justifies the decision of our board of directors must be published in our annual report. The auditor’s report on the annual accounts must contain a description of the financial impact on us of each of the decisions of our board of directors where directors’ conflicts of interests arise.

The DGCL generally permits transactions involving a Delaware corporation and an interested director of that corporation if (i) the material facts as to the director’s relationship or interest and as to the transaction are disclosed and a majority of disinterested directors consent, (ii) the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

We rely on a provision in the Listing Rules of the NASDAQ Stock Market that allows us to follow Belgian corporate law with respect to certain aspects of corporate governance. This allows us to continue following certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on NASDAQ. For example, the Listing Rules of the NASDAQ Stock Market require that for any shareholders’ meeting, the quorum must be no less than 33 1⁄3% of the outstanding ordinary shares. There is no quorum requirement under Belgian law for our shareholders’ meetings, except as provided for by law in relation to decisions regarding certain matters. See “Description of Share Capital—Description of the Rights and Benefits Attached to Our Shares—Right to Attend and Vote at Our Shareholders’ Meetings—Quorum and Majority Requirements.”

Form and Transferability of Our Shares

All of our shares belong to the same class of securities and are in registered form or in dematerialized form. All of our outstanding shares are fully paid-up and freely transferable, subject to any contractual restrictions.

Currency

Our share capital, which is represented by our outstanding ordinary shares, is denominated in euros.

Changes to Our Share Capital

Changes to our share capital are decided by our shareholders, which may at any time resolve to increase or decrease our share capital. Any such resolution must satisfy the quorum and majority requirements that apply to an amendment of the articles of association, as described below in “—Description of the Rights and Benefits Attached To Our Shares—Right to Attend and Vote at Our Shareholders’ Meeting—Quorum and Majority Requirements.” No shareholder is liable to make any further contribution to our share capital other than with respect to shares held by such shareholder that would not be fully paid-up.

Share Capital Increases by Our Board of Directors

Subject to the quorum and majority requirements described below in “—Description of the Rights and Benefits Attached To Our Shares—Right to Attend and Vote at Our Shareholders’ Meeting—Quorum and Majority Requirements,” our shareholders’ meeting may authorize our board of directors, within certain limits, to increase our share capital without any further approval being required from our shareholders’ meeting. Such pre-authorized capital increase is referred to as authorized capital. This authorization can only be granted for a renewable period of a maximum of five years and may not exceed the amount of the registered share capital at the time of the authorization. On May 23, 2011, our shareholders’ meeting renewed the authorization in respect of the authorized capital for a period of five years.

Without prejudice to more restrictive rules set forth by law, our board of directors was authorized at our shareholders’ meeting to increase our registered capital at one or more times in an amount up to €35,647,692.61, i.e., 25% of the share capital existing at the moment of the convening to the shareholders’ meeting granting this authority.

Without prejudice to the previous paragraph and without prejudice to more restrictive rules set forth by law, our board of directors was authorized at our shareholders’ meeting to increase our share capital at one or more times in an amount up to €142,590,770.44, i.e., 100% of the share capital existing at the moment of the convening to the shareholders’ meeting granting this authority, upon a unanimous resolution of our board of directors at which all directors are present or represented and relating to (1) the entire or partial financing of a transaction through the issue of new shares of the company, whereby “transaction” is defined as a merger or acquisition (in shares and/or cash), a corporate partnership and/or an in-licensing deal, (2) the issuance of warrants in connection with our remuneration policy for our and our subsidiaries’ employees, directors and independent advisors, and (3) the defense of the company against a hostile take-over bid, and (4) the strengthening of our cash position. The maximum amount with which our share capital can be increased in the framework of the authorized capital as mentioned in this paragraph, is to be reduced by the amount of any capital increase realized in the framework of the authorized capital as mentioned in the previous paragraph. Normally, the authorization of the board of directors to increase our share capital through contributions in kind or in cash with cancellation or limitation of the preferential subscription right of the existing shareholders is suspended if we are notified by the Belgian Financial Services and Markets Authority, or FSMA, of a public takeover bid on our financial instruments. The shareholders can, however, authorize the board of directors to increase the share capital by issuing shares in an amount of not more than 10% of the existing shares at the time of such a public takeover bid. Our board of directors is currently not authorized to do so.

As of April 30, 2015, €28,149,101.01 of the authorized capital was used, so that an amount of €114,441,669.43 still remained available under the authorized capital, assuming all 625,740 new warrants under Warrant Plan 2015 are accepted by the plan’s beneficiaries. As of the date of this prospectus and assuming full acceptance of the new warrants offered under Warrant Plan 2015, our board of directors may decide to issue up to 21,153,728 ordinary shares pursuant to this authorization, without taking into account however the shares that we will issue in this global offering or subsequent issuances under our warrant programs or otherwise.

Preferential Subscription Rights

In the event of a share capital increase for cash through the issuance of new shares, or in the event we issue convertible bonds or warrants, our existing shareholders have a preferential right to subscribe, pro rata, to the new shares, convertible bonds or warrants. These preferential subscription rights are transferable during the subscription period. Our board of directors may decide that preferential subscription rights that were not exercised by any shareholders shall accrue proportionally to the other shareholders that have already exercised their preferential subscription rights and may fix the practical terms for such subscription.

Our shareholders’ meeting may resolve to limit or cancel this preferential subscription right, subject to special reporting requirements. Such resolution must satisfy the same quorum and majority requirements as the decision to increase our share capital.

Shareholders may also decide to authorize our board of directors to limit or cancel the preferential subscription right within the framework of the authorized capital, subject to the terms and conditions set forth in the Belgian Companies Code. Our board of directors currently has the authority, until May 22, 2016, to increase the share capital within the framework of the authorized capital, and the right to limit or cancel the preferential subscription right within the framework of the authorized capital. See also “—Share Capital Increases by Our Board of Directors” above.

Under the DGCL, stockholders of a Delaware corporation have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the corporation’s certificate of incorporation.

Purchases and Sales of Our Own Shares

We may only repurchase our own shares pursuant to an authorization of our shareholders’ meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code. Pursuant to the

Belgian Companies Code, such a decision requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a majority of at least 80% of the share capital present or represented. If there is no quorum, a second meeting must be convened. No quorum is required at the second meeting, but the relevant resolution must be approved by a majority of at least 80% of the share capital present or represented.

Within such authorization, we may only repurchase our own shares if the amount that we would use for repurchase is available for distribution. Currently we have no such an authorization and we neither have any funds available for distribution, nor own any of our own shares.

Under the DGCL, a Delaware corporation may purchase or redeem its own shares, unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation.

Description of the Rights and Benefits Attached To Our Shares

Right to Attend and Vote at Our Shareholders’ Meeting

Annual Shareholders’ Meeting

Pursuant to our articles of association, our annual shareholders’ meeting is held each year on the last Tuesday of the month of April, at 2 p.m. (Central European Time), at our registered office or at any other place in Belgium mentioned in the convening notice of the meeting. If this date is a public holiday in Belgium or in The Netherlands, the meeting is held on the following day that is a business day both in Belgium and in The Netherlands, at the same time.

Special and Extraordinary Shareholders’ Meetings

Our board of directors or the auditor (or the liquidators, if appropriate) may, whenever our interests so require, convene a special or extraordinary shareholders’ meeting. Such shareholders’ meeting must also be convened when one or more shareholders holding at least one-fifth of our share capital so requests.

Under the DGCL, special meetings of the stockholders of a Delaware corporation may be called by such person or persons as may be authorized by the certificate of incorporation or by the bylaws of the corporation, or if not so designated, as determined by the board of directors. Stockholders generally do not have the right to call meetings of stockholders, unless that right is granted in the certificate of incorporation or the bylaws.

Notices Convening Shareholders’ Meetings

Convening notices of our shareholders’ meetings contain the agenda of the meeting, indicating the items to be discussed as well as any proposed resolutions that will be submitted at the meeting. One or more shareholders holding at least 3% of our share capital may request for items to be added to the agenda of any convened meeting and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda, provided that:

•	they prove ownership of such shareholding as at the date of their request and record their shares representing such shareholding on the record date; and

•	the additional items for the agenda and any proposed resolutions have been submitted in writing by these shareholders to the board of directors at the latest on the twenty-second day preceding the day on which the relevant shareholders’ meeting is held.

The shareholding must be proven by a certificate evidencing the registration of the relevant shares in the share register of the company or by a certificate issued by the authorized account holder or the clearing organization certifying the book-entry of the relevant number of dematerialized shares in the name of the relevant shareholder(s).

The convening notice must be published in the Belgian Official Gazette (Belgisch Staatsblad/Moniteur belge) at least thirty days prior to the shareholders’ meeting. In the event a second convening notice is necessary and the date of the second meeting is mentioned in the first convening notice, that period is seventeen days prior to the second shareholders’ meeting. The notice must also be published in a national newspaper thirty days prior to the date of the shareholders’ meeting, except if the meeting concerned is an annual shareholders’ meeting held at the municipality, place, day and hour mentioned in the articles of association and its agenda is limited to the examination of the annual accounts, the annual report of the board of directors, the annual report of the auditor, the vote on the discharge of the directors and the auditor and the vote on the items referred to in Article 554, paragraphs 3 and 4 of the Belgian Companies Code (i.e., in relation to a remuneration report or severance pay). Convening notices of all our shareholders’ meetings and all related documents, such as specific board and auditor’s reports, are also published on our website.

Convening notices must also be sent thirty days prior to the shareholders’ meeting to the holders of registered shares, holders of registered bonds, holders of registered warrants, holders of registered certificates issued with our cooperation and to our directors and auditor. This communication is made by ordinary letter unless the addressees have individually and expressly accepted in writing to receive the notice by another form of communication, without having to give evidence of the fulfillment of such formality.

Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders of a Delaware corporation must be given to each stockholder entitled to vote at the meeting not less than ten nor more than sixty days before the date of the meeting and shall specify the place, date, hour and, in the case of a special meeting, the purpose of the meeting.

Admission to Meetings

A shareholder is only entitled to participate in and vote at a shareholders’ meeting, irrespective of the number of shares he owns on the date of the shareholders’ meeting, provided that his shares are recorded in his name at midnight (Central European Time) at the end of the fourteenth day preceding the date of the shareholders’ meeting, or the record date:

•	in case of registered shares, in our register of registered shares; or

•	in case of dematerialized shares, through book-entry in the accounts of an authorized account holder or clearing organization.

In addition, we (or the person designated by us) must, at the latest on the sixth day preceding the day of the shareholders’ meeting, be notified as follows of the intention of the shareholder to participate in the shareholders’ meeting:

•	in case of registered shares, the shareholder must, at the latest on the above-mentioned date, notify us (or the person designated by us) in writing of his intention to participate in the shareholders’ meeting and of the number of shares he intends to participate in the shareholders’ meeting with by returning a signed paper form, or, if permitted by the convening notice, by sending an electronic form (signed by means of an electronic signature in accordance with the applicable Belgian law) electronically, to us on the address indicated in the convening notice; or

•	in case of dematerialized shares, the shareholder must, at the latest on the above-mentioned date, provide us (or the person designated by us), or arrange for us (or the person designated by us) to be provided with, a certificate issued by the authorized account holder or clearing organization certifying the number of dematerialized shares recorded in the shareholder’s accounts on the record date in respect of which the shareholder has indicated his intention to participate in the shareholders’ meeting.

Each shareholder has the right to attend a shareholders’ meeting and to vote at such meeting in person or through a proxy holder. The proxy holder does not need to be a shareholder. A shareholder may only appoint one person as proxy holder for a particular shareholders’ meeting, except in cases provided for by law. Our board of directors may determine the form of the proxies. The appointment of a proxy holder must in any event take place in paper form or electronically, the proxy must be signed by the shareholder (as the case may be, by means of an electronic signature in accordance with the applicable Belgian law) and we must receive the proxy at the latest on the sixth day preceding the day on which the shareholders’ meeting is held.

Pursuant to Article 7, section 5 of the Belgian Law of May 2, 2007 on the disclosure of significant shareholdings, a transparency declaration has to be made if a proxy holder that is entitled to voting rights above the threshold of 5% or any multiple thereof of the total number of voting rights attached to our outstanding financial instruments on the date of the relevant shareholders’ meeting would have the right to exercise the voting rights at his discretion.

Votes

Each shareholder is entitled to one vote per share.

Voting rights can be suspended in relation to shares:

•	that were not fully paid up, notwithstanding the request thereto of our board of directors;

•	to which more than one person is entitled, except in the event a single representative is appointed for the exercise of the voting right;

•	that entitle their holder to voting rights above the threshold of 5% or any multiple thereof of the total number of voting rights attached to our outstanding financial instruments on the date of the relevant general shareholders’ meeting, except to the extent where the relevant shareholder has notified us and the Belgian FSMA at least twenty days prior to the date of such shareholders’ meeting of its shareholding reaching or exceeding the thresholds above; or

•	of which the voting right was suspended by a competent court or the Belgian FSMA.

Quorum and Majority Requirements

Generally, there is no quorum requirement for our shareholders’ meeting, except as provided for by law in relation to decisions regarding certain matters. Decisions are made by a simple majority, except where the law provides for a special majority.

Under the DGCL, the certificate of incorporation or bylaws of a Delaware corporation may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Matters involving special legal quorum and majority requirements include, among others, amendments to the articles of association, issues of new shares, convertible bonds or warrants and decisions regarding mergers and demergers, which require at least 50% of the share capital to be present or represented and the affirmative vote of the holders of at least 75% of the votes cast. If the quorum is not reached, a second meeting may be convened at which no quorum requirement applies. The special majority requirement for voting, however, remains applicable.

Any modification of our corporate purpose or legal form requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a majority of at least 80% of the share capital present or represented. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a majority of at least 80% of the share capital present or represented.

Right to Ask Questions at our Shareholders’ Meetings

Within the limits of Article 540 of the Belgian Companies Code, members of our board of directors and our auditor will answer, during the shareholders’ meeting, the questions raised by shareholders. Shareholders can ask questions either during the meeting or in writing, provided that we receive the written questions at the latest on the sixth day preceding the shareholders’ meeting.

Dividends

All shares participate in the same manner in our profits, if any. Pursuant to the Belgian Companies Code, the shareholders can in principle decide on the distribution of profits with a simple majority vote at the occasion of the annual shareholders’ meeting, based on the most recent non-consolidated statutory audited annual accounts, prepared in accordance with the generally accepted accounting principles in Belgium and based on a (non-binding) proposal of our board of directors. The articles of association also authorize our board of directors to declare interim dividends subject to the terms and conditions of the Belgian Companies Code.

Dividends can only be distributed if following the declaration and issuance of the dividends the amount of our net assets on the date of the closing of the last financial year according to the non-consolidated statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian accounting rules), decreased with the non-amortized costs of incorporation and expansion and the non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the called capital), increased with the amount of non-distributable reserves. In addition, prior to distributing dividends, at least 5% of our annual net profit under our non-consolidated statutory accounts (prepared in accordance with Belgian accounting rules) must be allotted to a legal reserve, until the legal reserve amounts to 10% of the share capital.

The right to payment of dividends expires five years after the board of directors declared the dividend payable.

Under the DGCL, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for either or both of the fiscal year in which the dividend is declared and the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). Dividends may be paid in the form of shares, property or cash.

Appointment of Directors

Our articles of association provide that our board of directors shall be composed of at least five and a maximum of nine members. The directors are appointed by the shareholders, except in the case of a vacancy, where the board may fill the vacant seat by co-optation.

Liquidation Rights

Our company can only be voluntarily dissolved by a shareholders’ resolution passed with a majority of at least 75% of the votes cast at an extraordinary shareholders’ meeting where at least 50% of the share capital is present or represented. In the event the required quorum is not present or represented at the first meeting, a second meeting needs to be convened through a new convening notice. The second shareholders’ meeting can validly deliberate and decide regardless of the number of shares present or represented.

Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution of a Delaware corporation must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The DGCL allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

In the event of the dissolution and liquidation of our company, the assets remaining after payment of all debts and liquidation expenses (on a non-consolidated basis) will be distributed to our shareholders, each receiving a sum on a pro rata basis.

If, as a result of losses incurred, the ratio of our net assets (on a non-consolidated basis, determined in accordance with Belgian legal and accounting rules) to share capital is less than 50%, our board of directors must convene a general shareholders’ meeting within two months of the date upon which our board of directors discovered or should have discovered this undercapitalization. At this shareholders’ meeting, our board of directors needs to propose either our dissolution or our continuation, in which case our board of directors must propose measures to redress our financial situation. Our board of directors must justify its proposals in a special report to the shareholders. Shareholders representing at least 75% of the votes validly cast at this meeting have the right to dissolve the company, provided that at least 50% of our share capital is present or represented at the meeting. In the event the required quorum is not present or represented at the first meeting, a second meeting needs to be convened through a new notice. The second shareholders’ meeting can validly deliberate and decide regardless of the number of shares present or represented.

If, as a result of losses incurred, the ratio of our net assets to share capital is less than 25%, the same procedure must be followed, it being understood, however, that in the event shareholders representing 25% of the votes validly cast at the meeting can decide to dissolve the company. If the amount of our net assets has dropped below 61,500 euros (the minimum amount of share capital of a Belgian limited liability company), any interested party is entitled to request the competent court to dissolve the company. The court can order our dissolution or grant a grace period during which time we must remedy the situation. Holders of ordinary shares have no sinking fund, redemption or appraisal rights.

Belgian Legislation

Disclosure of Significant Shareholdings

The Belgian Law of May 2, 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market requires each person or legal entity acquiring or transferring our shares (directly or indirectly, by ownership of ADSs or otherwise) to notify us and the Belgian FSMA each time their shareholding crosses (upwards or downwards) a threshold of 5% of the total number of outstanding voting rights or a multiple thereof.

Similarly, if as a result of events changing the breakdown of voting rights, the percentage of the voting rights reaches, exceeds or falls below any of the above thresholds, disclosure is required even when no acquisition or disposal of shares or ADSs has occurred (e.g., as a result of a capital increase or a capital decrease). Finally, disclosure is also required when persons acting in concert enter into, modify or terminate their agreement resulting in their voting rights reaching, exceeding or falling below any of the above thresholds.

The disclosure statements must be addressed to the Belgian FSMA and to us at the latest on the fourth trading day following the day on which the circumstance giving rise to the disclosure occurred. Unless otherwise provided by law, a shareholder shall only be allowed to vote at our shareholders’ meeting the number of shares such shareholder validly disclosed at the latest twenty days before such meeting.

In accordance with U.S. federal securities laws, holders of our ordinary shares and holders of ADSs will be required to comply with disclosure requirements relating to their ownership of our securities. Any person that, after acquiring beneficial ownership of our ordinary shares or the ADSs, is the beneficial owners of more than 5% of our outstanding ordinary shares or ordinary shares underlying ADSs must file with the SEC a Schedule

13D or Schedule 13G, as applicable, disclosing the information required by such schedules, including the number of our ordinary shares or ordinary shares underlying ADSs that such person has acquired (whether alone or jointly with one or more other persons). In addition, if any material change occurs in the facts set forth in the report filed on Schedule 13D (including a more than 1% increase or decrease in the percentage of the total shares beneficially owned), the beneficial owner must promptly file an amendment disclosing such change.

Disclosure of Net Short Positions

Pursuant to the Regulation (EU) No. 236/2012 of the European Parliament and the Council on short selling and certain aspects of credit default swaps, any person that acquires or disposes of a net short position relating to our issued share capital, whether by a transaction in shares or ADSs, or by a transaction creating or relating to any financial instrument where the effect or one of the effects of the transaction is to confer a financial advantage on the person entering into that transaction in the event of a decrease in the price of such shares or ADSs is required to notify the Dutch AFM (Stichting Autoriteit Financiële Markten) if, as a result of such acquisition or disposal his net short position reaches, exceeds or falls below 0.2% of our issued share capital and each 0.1% above that. If the net short position reaches 0.5%, and also at every 0.1% above that, the Belgian FSMA will disclose the net short position to the public.

Public Takeover Bids

The European Takeover Directive 2004/25/EC of 21 April 2004 has been implemented in Belgium through the Law of April 1, 2007 on public takeovers, or the Takeover Law, the Royal Decree of April 27, 2007 on public takeovers and the Royal Decree of April 27, 2007 on squeeze-out bids.

Public takeover bids in Belgium for our shares or other securities giving access to voting rights are subject to supervision by the Belgian FSMA. The Takeover Law determines when a bid is deemed to be public in Belgium. Public takeover bids must be extended to all of our voting securities, as well as all other securities giving access to voting rights. Prior to making a bid, a bidder must publish a prospectus that has been approved by the Belgian FSMA prior to publication.

The Takeover Law provides that a mandatory bid must be launched on all our shares (and our other securities giving access to voting rights), if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting for its account, directly or indirectly holds more than 30% of our voting securities (directly or through ADSs).

Squeeze-out

Pursuant to Article 513 of the Belgian Companies Code and the regulations promulgated thereunder, a person or legal entity, or different persons or legal entities acting alone or in concert, that own together with the company 95% of the securities with voting rights in a public company are entitled to acquire the totality of the securities with voting rights in that company following a squeeze-out offer. The securities that are not voluntarily tendered in response to such an offer are deemed to be automatically transferred to the bidder at the end of the procedure. At the end of the procedure, the company is no longer deemed a public company, unless bonds issued by the company are still spread among the public. The consideration for the securities must be in cash and must represent the fair value (verified by an independent expert) in order to safeguard the interests of the transferring shareholders.

The DGCL provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Limitations on the Right to Own Securities

Neither Belgian law nor our articles of association impose any general limitation on the right of non-residents or foreign persons to hold our securities or exercise voting rights on our securities other than those limitations that would generally apply to all shareholders.

Exchange Controls and Limitations Affecting Shareholders

There are no Belgian exchange control regulations that impose limitations on our ability to make, or the amount of, cash payments to residents of the United States.

We are in principle under an obligation to report to the National Bank of Belgium certain cross-border payments, transfers of funds, investments and other transactions in accordance with applicable balance-of-payments statistical reporting obligations. Where a cross-border transaction is carried out by a Belgian credit institution on our behalf, the credit institution will in certain circumstances be responsible for the reporting obligations.

Securities Exercisable for Ordinary Shares

See the section of this prospectus titled “Management—Warrant Plans” for a description of warrants granted by our board of directors to our directors, members of the executive committee, employees and other service providers. Apart from the warrants and warrant plans, we do not currently have other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase securities outstanding.

Listing

We have applied to list the ADSs on NASDAQ under the symbol “GLPG,” and we will apply to list the ordinary shares issued in the framework of the global offering on Euronext Brussels and Euronext Amsterdam.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for the ADSs will be Citibank, N.A.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank International Limited, located at EGSP 186, 1 North Wall Quay, Dublin 1 Ireland.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-203584 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, one ordinary share on deposit with the custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of Belgium, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to Belgium laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Belgium would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell such property, it may dispose of such property in any way it deems reasonably practicable.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

Upon completion of this offering, the ordinary shares being offered pursuant to this prospectus in the U.S. offering will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus.

After the closing of this offering, the depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Belgian legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	you are duly authorized to deposit the ordinary shares.

•	the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements.

•	the deposit of the ordinary shares does not violate any provisions of Belgian law.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

We may restrict transfers of ADSs where such transfer may result in the total number of shares represented by the ADSs owned by a single holder or beneficial owner to exceed limits imposed by applicable law or our Articles of Association. We may instruct the depositary to take actions with respect to the ownership interests of any holder or beneficial owner in excess of such limits including the imposing of restrictions on transfers of ADSs, the removal or limitation of voting rights, or mandatory sale or disposition of ADSs held by such holder of beneficial owner in excess of such limitations.

Withdrawal of Ordinary Shares upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by U.S. and Belgian legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	obligations to pay fees, taxes and similar charges.

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how and when to instruct the depositary to exercise the voting rights of the securities represented by ADSs and what will happen (i) should the depositary not receive your timely voting instructions or (ii) if your voting instructions fail to specify the manner in which the depositary is to vote on your behalf.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions. If the depositary timely receives voting instructions from a holder of ADSs which fail to specify the manner in which the depositary is to vote, the depositary will deem the holder to have instructed the depositary to vote in favor of the items set forth in such voting instructions. Additionally, at our request, the depositary will provide us with copies of the voting instructions it receives. As a holder, you agree that we may disclose your voting instructions for purposes of compliance with Belgian law, in connection with any shareholders’ meeting.

Securities for which no voting instructions have been received will not be voted. Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
• Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares)	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. 5¢ per ADS held
• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) deposit of ordinary shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of ordinary shares are charged to the person to whom the ADSs are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC or presented to the depositary via DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs or the DTC participant(s) surrendering the ADSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in the United States facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement and subject to any applicable securities laws and regulations (including without limitation any insider dealer restrictions), the depositary may issue ADSs to broker/dealers before receiving a deposit of ordinary shares or release ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions,” and are entered into between the depositary and the applicable broker/dealer. The depositary normally limits the aggregate size of pre-release transactions (not to exceed 30% of the ordinary shares on deposit in the aggregate), but may change such limits from time to time as it deems appropriate. The deposit agreement imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs; to deliver, transfer, split and combine ADRs; or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law

The deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of Belgium.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed in the United States for our ordinary shares or the ADSs, except our Level I ADR program, which is expected to be upgraded to a Level III ADR program in connection with this offering. Future sales of ADSs in the public market after this offering, and the availability of ADSs for future sale, could adversely affect the market price of the ADSs prevailing from time to time. As described below, a significant number of currently outstanding ordinary shares will not be available for sale shortly after the global offering due to contractual restrictions on transfers of ordinary shares. Accordingly, sales of substantial amounts of the ADSs or the ordinary shares, or the perception that these sales could occur, could adversely affect prevailing market prices for the ADSs and could impair our future ability to raise equity capital.

Based on the number of ordinary shares outstanding as of March 31, 2015, upon completion of this offering, ADSs representing 3,776,000 ordinary shares and 31,814,677 ordinary shares will be outstanding, assuming no outstanding warrants are exercised. All of the ADSs sold in the global offering will be freely transferable without restriction or further registration under the Securities Act, except for any ADSs sold to our “affiliates.” In addition, all of our ordinary shares outstanding before this offering will be freely transferable and may be resold without restriction or further registration under the Securities Act by persons other than 581,398 ordinary shares held by our affiliates and those of our existing shareholders who have signed lock-up agreements. Under Rule 144 of the Securities Act, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company. Affiliates may sell only the volume of shares described below and their sales are subject to additional restrictions described below.

Additionally, of the warrants to acquire 3,019,305 ordinary shares outstanding as of March 31, 2015, assuming no outstanding warrants are exercised, warrants exercisable for 1,740,183 ordinary shares will be vested and outstanding as of expiration of the lock-up agreements as described below.

Rule 144

In general, persons who have beneficially owned restricted ordinary shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted ordinary shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, a person who has beneficially owned restricted ordinary shares for at least six months would be entitled to sell their securities pursuant to Rule 144 under the Securities Act provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sale by non-affiliates must also comply with the current public information provision of Rule 144. Persons who have beneficially owned restricted ordinary shares for at least six months, but who are our affiliates at the time of, or at any time during the 90 days preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1.0% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 355,907 ordinary shares immediately after the completion of the global offering based on the number of ordinary shares outstanding as of March 31, 2015; and

•	the average weekly trading volume of the ADSs on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale,

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Warrants to Acquire Ordinary Shares

We intend to file one or more registration statements on Form S-8 under the U.S. Securities Act to register all ordinary shares issued or issuable pursuant to the exercise of outstanding warrants. We expect to file the registration statements, which will become effective immediately upon filing, shortly after the date of this prospectus. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions and any applicable holding periods, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act. Accordingly, ordinary shares held by our affiliates may be sold in offshore transactions in compliance with Regulation S.

Lock-Up Agreements

We, our directors and members of our executive committee have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, we and they will not, subject to limited exceptions described under “Underwriting,” during the period ending 90 days after the date of this prospectus, directly or indirectly, offer, pledge, sell, contract to sell, pledge or otherwise dispose of any ordinary shares, ADSs or other shares of our capital stock or any securities convertible into, exerciseable or exchangeable for such capital stock. See “Underwriting” for additional information.

Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC on behalf of the underwriters will have discretion in determining if, and when, to release any shares subject to lock-up agreements.

MATERIAL UNITED STATES AND BELGIAN INCOME TAX CONSIDERATIONS

The information presented under the caption “Certain Material U.S. Federal Income Tax Considerations to U.S. Holders” below is a discussion of certain material U.S. federal income tax considerations to a U.S. holder (as defined below) of investing in ADSs. The information presented under the caption “Belgian Tax Consequences” is a discussion of the material Belgian tax consequences of investing in ADSs.

You should consult your tax adviser regarding the applicable tax consequences to you of investing in ADSs under the laws of the United States (federal, state and local), Belgium, and any other applicable foreign jurisdiction.

Certain Material U.S. Federal Income Tax Considerations to U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that are initial purchasers of the ADSs pursuant to the offering and that will hold such ADSs as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

•	banks, financial institutions or insurance companies;

•	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons that hold the ADSs as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold the ADSs through such an entity;

•	certain former citizens or long term residents of the United States;

•	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of the ADSs and shares; and

•	holders that have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of the ADSs.

This description is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”); existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof; and the income tax treaty between Belgium and the United States in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service (the “IRS”) will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of the ADSs or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning, and disposing of the ADSs in their particular circumstances.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of the ADSs in its particular circumstances.

In general, a U.S. Holder who owns ADSs will be treated as the beneficial owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will generally be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Belgian taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a “passive foreign investment company,” or a PFIC.

Persons considering an investment in the ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions. Although we do not currently plan to pay dividends, and subject to the discussion under “Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. We expect that the ADSs will be listed on NASDAQ, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on NASDAQ. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. The company, which is incorporated under the laws of Belgium, believes that it qualifies as a resident of Belgium for purposes of, and is eligible for the benefits of, The Convention between the Government of the United States of America and the Government of the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on November 27, 2006, or the U.S.-Belgium Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Belgium Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “Passive Foreign Investment Company Considerations,” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

A U.S. holder generally may claim the amount of any Belgian withholding tax as either a deduction from gross income or a credit against U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. The amount of a distribution with respect to the ADSs that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Belgian income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. holder. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

Sale, Exchange or Other Taxable Disposition of the ADSs. A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those ADSs. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ADSs generally will be equal to the cost of such ADSs. Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the ADSs that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

Medicare Tax. Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ADSs. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the ADSs.

Passive Foreign Investment Company Considerations. If we are classified as a passive foreign investment company (“PFIC”) in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a controlled foreign corporation for the year being tested, would be measured by the fair market value of our assets, and for which purpose the total value of our assets may be determined in part by the market value of the ADSs and our ordinary shares, which are subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the ADSs. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. holder owns the ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ADSs, regardless of whether we continue to meet the tests described above.

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate after the offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from the global offering in our business. Based on the foregoing, with respect to the 2015 taxable year and foreseeable future tax years, we do not anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

If we are a PFIC, and you are a U.S. holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of the ADSs. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement as disregarded). NASDAQ is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election will be available to a U.S. holder.

If we are a PFIC for any year during which a U.S. holder holds the ADSs, we must generally continue to be treated as a PFIC by that U.S. holder for all succeeding years during which the U.S. holder holds the ADSs, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to the ADSs. If such election is made, the U.S. holder will be deemed to have sold the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the U.S. holder’s ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. holder were able to make a valid “qualified electing fund,” or QEF, election. However, we do not currently intend to provide the information necessary for U.S. holders to make a QEF election if we were treated as a PFIC for any taxable year and prospective investors should assume that a QEF election will not be available. U.S. Holders should consult their tax advisors to determine whether any of these above elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. holder owns ADSs during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of the ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of the ADSs.

Backup Withholding and Information Reporting. U.S. holders generally will be subject to information reporting requirements with respect to dividends on ADSs and on the proceeds from the sale, exchange or disposition of ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements With Respect to Payments of Offer Price. U.S. holders paying more than U.S. $100,000 for the ADSs generally may be required to file IRS Form 926 reporting the payment of the Offer Price for the ADSs to us. Substantial penalties may be imposed upon a U.S. holder that fails to comply. Each U.S. holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Foreign Asset Reporting. Certain U.S. holders who are individuals are required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the ADSs.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ADSS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Belgian Tax Consequences

The following paragraphs are a summary of material Belgian tax consequences of the ownership of ADSs by an investor. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this document, all of which are subject to change, including changes that could have retroactive effect.

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of ADSs, or “Holders.” This summary does not address Belgian tax aspects which are relevant to persons who are fiscally resident in Belgium or who avail of a permanent establishment or a fixed base in Belgium to which the ADSs are effectively connected.

This summary does not purport to be a description of all of the tax consequences of the ownership of ADSs, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ADSs in a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. Investors should consult their own advisers regarding the tax consequences of an investment in ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws.

In addition to the assumptions mentioned above, it is also assumed in this discussion that for purposes of the domestic Belgian tax legislation, the owners of ADSs will be treated as the owners of the ordinary shares represented by such ADSs. However, the assumption has not been confirmed by or verified with the Belgian Tax Authorities.

Dividend Withholding Tax

As a general rule, a withholding tax of 25% is levied on the gross amount of dividends paid on the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions.

Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form, as well as reimbursements of statutory share capital by us, except reimbursements of fiscal capital made in accordance with the Belgian Companies Code. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates.

In case of a redemption by us of our own shares represented by ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by the redeemed shares) will be treated as a dividend which in principle is subject to the withholding tax of 25%, subject to such relief as may be available under applicable domestic or tax treaty provisions. In case of a liquidation of our company, any amounts distributed in excess of the fiscal capital will also be treated as a dividend, and will in principle be subject to a 25% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

For non-residents the dividend withholding tax, if any, will be the only tax on dividends in Belgium, unless the non-resident avails of a fixed base in Belgium or a Belgian permanent establishment to which the ADSs are effectively connected.

Relief of Belgian Dividend Withholding Tax

Under the U.S.-Belgium Tax Treaty, under which we are entitled to benefits accorded to residents of Belgium, there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident which beneficially owns the dividends and is entitled to claim the benefits of the U.S.-Belgium Tax Treaty under the limitation of benefits article included in the U.S.-Belgium Tax Treaty, or Qualifying Holders.

If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is however applicable if the Qualifying Holder, is either of the following:

•	a company that is a resident of the United States that has owned directly ADSs representing at least 10% of our capital for a twelve-month period ending on the date the dividend is declared, or

•	a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax, without taking into account the reduced U.S.-Belgium Tax Treaty rate. Qualifying Holders may then make a claim for reimbursement for amounts withheld in excess of the rate defined by the U.S.-Belgium Tax Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained by letter from the Bureau Central de Taxation Bruxelles-Etranger, Boulevard du Jardin Botanique 50 boîte 3429, 1000 Brussels, Belgium, by fax at +32 (0) 257/968 42 or via email at ctk.db.brussel.buitenland@minfin.fed.be. Qualifying Holders may also, subject to certain conditions, obtain the reduced U.S.-Belgium Tax Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. no later than ten days after the date on which the dividend has been paid or attributed (whichever comes first).

U.S. holders should consult their own tax advisors as to whether they qualify for reduction or exemption in/from withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to a U.S. pension fund which satisfies the following conditions:

(i)	to be a legal entity with fiscal residence in the United States and without a permanent establishment or fixed base in Belgium,

(ii)	whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions,

(iii)	whose activity is limited to the investment of funds collected in the exercise of its statutory mission, without any profit making aim and without operating a business in Belgium,

(iv)	which is exempt from income tax in the United States, and

(v)	provided that it (save in certain particular cases as described in Belgian law) is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the shares or ADSs, nor obligated to pay a manufactured dividend with respect to the shares or ADSs under a securities borrowing transaction. The exemption will only apply if the U.S. pension fund provides an affidavit confirming that it is the full legal owner or usufruct holder of the shares or ADSs and that the above conditions are satisfied. The organization must then forward that affidavit to us or our paying agent.

Capital Gains and Losses

Pursuant to the U.S.-Belgium Tax Treaty, capital gains and/or losses realized by a Qualifying Holder from the sale, exchange or other disposition of ADSs are exempt from tax in Belgium.

Capital gains realized on ADSs by a corporate Holder who is not a Qualifying Holder are generally not subject to taxation in Belgium unless such Holder is acting through a Belgian permanent establishment or a fixed place in Belgium to which the ADSs are effectively connected (in which case a 33.99%, 25.75%, 0.412% or 0% tax on the capital gain may apply, depending on the particular circumstances). Capital losses are generally not tax deductible.

Private individual Holders which are not Qualifying Holders and which are holding ADSs as a private investment will, as a rule, not be subject to tax in Belgium on any capital gains arising out of a disposal of ADSs. Losses will, as a rule, not be tax deductible.

However, if the gain realized by such individual Holders on ADSs is deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will be subject to a final tax of 30.28%.

Moreover, capital gains realized by such individual Holders on the disposal of ADSs for consideration, outside the exercise of a professional activity, to a non-resident corporation (or a body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity that is established outside the European Economic Area, are in principle taxable at a rate of 16.5% if, at any time during the five years preceding the realization event, such individual Holders own or have owned directly or indirectly, alone or with his/her spouse or with certain other relatives, a substantial shareholding in us (that is, a shareholding of more than 25% of our shares).

Capital gains realized by a Holder upon the redemption of ADSs or upon our liquidation will generally be taxable as a dividend. See “Dividend Withholding Tax.”

Potential Application of Article 228, §3 ITC

Under a strict reading of Article 228, §3 of the Belgian Income Tax Code 1992, or ITC, capital gains realized on ADSs by non-residents could be subject to Belgian taxation, levied in the form of a professional withholding tax, if the following three conditions are cumulatively met: (i) the capital gain would have been taxable if the non-resident were a Belgian tax resident, (ii) the income is “borne by” a Belgian resident or by a Belgian establishment of a foreign entity (which would, in such a context, mean that the capital gain is realized upon a transfer of ADSs to a Belgian resident or to a Belgian establishment of a foreign entity, together a “Belgian Purchaser”), and (iii) Belgium has the right to tax such capital gain pursuant to the applicable double tax treaty, or, if no such tax treaty applies, the non-resident does not demonstrate that the capital gain is effectively taxed in its state of residence. However, it is unclear whether a capital gain included in the purchase price of an asset can be considered to be “borne by” the purchaser of the asset within the meaning of the second condition mentioned above. Furthermore, applying this withholding tax would require that the Belgian Purchaser is aware of (i) the identity of the non-resident (to assess the third condition mentioned above), and (ii) the amount of the capital gain realized by the non-resident (since such amount determines the amount of professional withholding tax to be levied by the Belgian Purchaser). Consequently, the application of this professional withholding tax on transactions with respect to the ADSs occurring on the stock exchange would give rise to practical difficulties as the seller and purchaser typically do not know each other. In addition to these uncertainties, the parliamentary documents of the law that introduced Article 228, §3 ITC support the view that the legislator did not intend for Article 228, §3 ITC to apply to a capital gain included in the purchase price of an asset, but only to payments for services. On July 23, 2014, formal guidance on the interpretation of Article 228, §3 ITC has been issued by the Belgian tax authorities (published in the Belgian Official Gazette of July 23, 2014). The Belgian tax authorities state therein that Article 228, §3 ITC only covers payments for services, as a result of which no professional withholding tax should apply to capital gains realized by non-residents in the situations described above. It should, however, be noted that a formal guidance issued by the tax authorities does not supersede and cannot amend the law if the latter is found to be sufficiently clear in itself. Accordingly, in case of dispute, it cannot be ruled out that the interpretation of Article 228, §3 ITC made by the tax authorities in their formal guidance is not upheld by the competent courts.

Estate and Gift Tax

There is no Belgium estate tax on the transfer of ADSs on the death of a Belgian non-resident. Donations of ADSs made in Belgium may or may not be subject to gift tax depending on the modalities under which the donation is carried out.

Belgian Tax on Stock Exchange Transactions

A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of ADSs through a professional intermediary established in Belgium on the secondary market, so-called “secondary market transactions.” The tax is due from the transferor and the transferee separately. Effective as of January 1, 2015, the applicable rate is 0.27% with a cap of €800 per transaction and per party.

Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, ADSs in Belgium for their own account through a professional intermediary may be exempt from the stock market tax if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status.

In addition to the above, no stock market tax is payable by: (i) professional intermediaries described in Article 2, 9 and 10 of the Law of August 2, 2002 acting for their own account, (ii) insurance companies described in Article 2, §1 of the Law of July 9, 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, §1 of the Law of October 27, 2006 relating to the control of professional retirement institutions acting for their own account, or (iv) collective investment institutions acting for their own account. No stock exchange tax will thus be due by Holders on the subscription, purchase or sale of ADSs, if the Holders are acting for their own account. In order to benefit from this exemption, the Holders must file with the professional intermediary in Belgium a sworn affidavit evidencing that they are non-residents for Belgian tax purposes.

Proposed Financial Transactions Tax

The European Commission has published a proposal for a Directive for a common financial transactions tax, or FTT, in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia, or collectively, the Participating Member States.

The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in ADSs in certain circumstances. Under current proposals, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in ADSs where at least one party is a financial institution, and at least one party is established in a Participating Member State.

A financial institution may be, or be deemed to be, “established” in a Participating Member State in a broad range of circumstances, including by transacting with a person established in a Participating Member State.

The FTT proposal remains subject to negotiation between the Participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional E.U. Member States may decide to participate. Prospective Holders of ADSs are advised to seek their own professional advice in relation to the FTT.

ENFORCEMENT OF CIVIL LIABILITIES

Galapagos NV is a limited liability company organized under the laws of Belgium. Less than a majority of our directors are citizens and residents of the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors:

•	to obtain jurisdiction over us or our non-U.S. resident officers and directors in U.S. courts in actions predicated on the civil liability provisions of the U.S. federal securities laws;

•	to enforce judgments obtained in such actions against us or our non-U.S. resident officers and directors;

•	to bring an original action in a Belgian court to enforce liabilities based upon the U.S. federal securities laws against us or our non-U.S. resident officers or directors; and

•	to enforce against us or our directors in non-U.S. courts, including Belgian courts, judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States currently does not have a treaty with Belgium providing for the reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. Consequently, a final judgment rendered by any federal or state court in the United States, whether or not predicated solely upon U.S. federal or state securities laws, would not automatically be enforceable in Belgium. Actions for the enforcement of judgments of U.S. courts are regulated by Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium, unless (in addition to compliance with certain technical provisions) the Belgian courts are satisfied of the following:

•	the effect of the recognition or enforcement of judgment is not manifestly incompatible with (Belgian) public order;

•	the judgment did not violate the rights of the defendant;

•	the judgment was not rendered in a matter where the parties did not freely dispose of their rights, with the sole purpose of avoiding the application of the law applicable according to Belgian international law;

•	the judgment is not subject to further recourse under U.S. law;

•	the judgment is not incompatible with a judgment rendered in Belgium or with a prior judgment rendered abroad that might be enforced in Belgium;

•	the claim was not filed outside Belgium after a claim was filed in Belgium, if the claim filed in Belgium relates to the same parties and the same purpose and is still pending;

•	the Belgian courts did not have exclusive jurisdiction to rule on the matter;

•	the U.S. court did not accept its jurisdiction solely on the basis of either the presence of the plaintiff or the location of the disputed goods in the United States.

•	the judgment did not concern the deposit or validity of intellectual property rights when the deposit or registration of those intellectual property rights was requested, done or should have been done in Belgium pursuant to international treaties;

•	the judgment did not relate to the validity, operation, dissolution, or liquidation of a legal entity that has its main seat in Belgium at the time of the petition of the U.S. court;

•

if the judgment relates to the opening, progress or closure of insolvency proceedings, it is rendered on the basis of the European Insolvency Regulation (EC Regulation No. 1346/2000 of May 29, 2000) or, if not, that (a) a decision in the principal proceedings is taken by a judge in the state where the most important establishment of the debtor was located or (b) a decision in territorial proceedings was taken by a judge in the state where the debtor had another establishment than its most important establishment; and

•	the judgment submitted to the Belgian court is authentic.

In addition, with regard to the enforcement by legal proceedings of any claim (including the exequatur of foreign court decisions in Belgium), a registration tax of 3% (to be calculated on the total amount that a debtor is ordered to pay) is due, if the sum of money that the debtor is ordered to pay by a Belgian court judgment, or by a foreign court judgment that is either (i) automatically enforceable and registered in Belgium or (ii) rendered enforceable by a Belgian court, exceeds €12,500. The debtor and the creditor are jointly liable for the payment of the registration tax; however, the liability of the creditor is limited up to a maximum amount of half of the amount he recovers from the debtor. An exemption from such registration tax applies in respect of exequaturs of judgments rendered by courts of states that are bound by European Regulation 44/2001.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of ordinary shares and ADSs indicated below:

Name	Number of ADSs	Number of ordinary shares
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Cowen and Company, LLC
Nomura Securities International, Inc.
Bryan, Garnier & Co.
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares and ADSs subject to their acceptance of the ordinary shares and ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares and ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares and ADSs offered by this prospectus if any such ordinary shares and ADSs are taken. However, the underwriters are not required to take or pay for the ordinary shares and ADSs covered by the underwriters’ options to purchase additional shares and ADSs described below.

The underwriters initially propose to offer part of the ordinary shares and ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ordinary shares and ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

The closings of the U.S. offering and the European private placement will be conditioned on each other. The total number of ordinary shares in the U.S. offering and European private placement is subject to reallocation between them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 141,600 additional shares and 566,400 ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares and ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares and ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per share/ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 141,600 shares and an additional 566,400 ADSs.

Total
	Per share	Per ADS	No exercise	Full exercise
Public offering price	€	$	$	$
Underwriting discounts and commissions to be paid by us	€	$	$	$
Proceeds, before expenses, to us	€	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.0 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, or FINRA, up to $30,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ordinary shares offered by them.

Sales of shares made outside of the United States may be made by affiliates of the underwriters. In addition, Bryan, Garnier & Co. is not a U.S. registered broker-dealer; therefore, it will effect orders in the offering outside of the United States or within the United States to the extent permitted by Rule 15a-6 under the Exchange Act.

We have applied to list the ADSs on NASDAQ under the trading symbol “GLPG.”

We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus (the “restricted period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise; or (3) file any registration statement with the SEC (or the equivalent thereof in non-U.S. jurisdictions) relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The foregoing restrictions shall not apply to:

•	the ordinary shares and ADSs being offered in this offering;

•	the issuance by us of ordinary shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus and described herein;

•	the issuance by us of any options or warrants pursuant to any employee equity incentive plan or share ownership plan described or referred to herein;

•	the filing by us of a registration statement with the SEC on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an employee equity incentive plan or share ownership plan described herein;

•	the transfer of ordinary shares, ADSs or any securities convertible into or exchangeable for ordinary shares or ADSs pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors, made to all holders of ordinary shares, including in the form of ADSs, involving a Change of Control (as defined below) after the completion of this offering, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the ordinary shares, ADSs or any securities convertible into or exchangeable for ordinary shares or ADSs shall remain subject to the restrictions contained in the preceding paragraph;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, ADSs or other securities, provided that (i) such plan does not provide for the transfer of ordinary shares, ADSs or other securities during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares, ADSs or other securities may be made under such plan during the restricted period; or

•	the sale or issuance of or entry into an agreement to sell or issue ordinary shares, ADSs or securities convertible into or exercisable for ordinary shares or ADSs in connection with any (i) mergers;

(ii) acquisition of securities, businesses, property, technologies or other assets; (iii) joint ventures; (iv) strategic alliances, commercial relationships or other collaborations; or (v) the assumption of employee benefit plans in connection with mergers or acquisitions; provided that the aggregate number of ordinary shares, ADSs or securities convertible into or exercisable for ordinary shares or ADSs (on an as-converted or as-exercised basis, as the case may be) that we may sell or issue or agree to sell or issue pursuant to this bullet shall not exceed 10% of the total number of ordinary shares, including in the form of ADSs, issued and outstanding immediately following the completion of this offering (determined on a fully-diluted basis and as adjusted for stock splits, stock dividends and other similar events after the date of this prospectus); and provided further, that each recipient of ordinary shares, ADSs or securities convertible into or exercisable for ordinary shares pursuant to this bullet shall, on or prior to such issuance, execute a lock-up letter substantially in the form attached to the underwriting agreement with respect to the remaining portion of the restricted period.

In addition, each of our directors and members of our executive committee has agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, during the restricted period, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by such person or any other securities so owned convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. The foregoing sentence will not apply to:

•	(a) ordinary shares or ADSs acquired in this offering, or transactions relating to ordinary shares, ADSs or other securities acquired in open market transactions after the date of this prospectus, provided that, in each case, no filing under Section 16(a) of the Exchange Act (or the equivalent thereof in non-U.S. jurisdictions) shall be required or shall be voluntarily made in connection with subsequent sales of ordinary shares or other securities acquired in this offering or in such open market transactions; (b) transfers of ordinary shares, ADSs or any warrant or other security convertible into or exercisable or exchangeable for ordinary shares or ADSs as a bona fide gift; (c) transfers to any immediate family or any trust for the direct or indirect benefit of such person or the immediate family of such person, or if such person is a trust, to any beneficiary (including such beneficiary’s estate) of such person; (d) by will or intestate succession upon the death of such person; (e) by operation of law or by order of a court of competent jurisdiction pursuant to a qualified domestic order or in connection with a divorce settlement; (f) if such person is a corporation, partnership, limited liability company, trust or other business entity (A) to another corporation, partnership, limited liability company, trust or other defined in Rule 405 promulgated under the Securities Act) of such person (including, for the avoidance of doubt, a fund managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company as such person or who shares a common investment advisor with such person) or (B) as part of a distribution without consideration by such person to its stockholders, partners, members or other equity holders; provided that in the case of (b) through (f) above, each transferee, recipient, donee, heir, trustee or beneficiary, as applicable, shall sign and deliver a lock-up letter substantially in the form attached to the underwriting agreement;

•

the transfer of ordinary shares, ADSs or any warrant or other security convertible into or exercisable or exchangeable for ordinary shares or ADSs pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction in each case made to all holders of ordinary shares, including in the form of ADSs, involving a Change of Control, provided that (x) in the event that the tender offer, merger, consolidation or other such transaction is not completed, the ordinary shares, ADSs and any warrant or other security convertible into or exercisable or exchangeable for ordinary shares or ADSs and owned by the undersigned shall remain subject to the terms of the lock-up agreement and (y) no such transfer of ordinary shares, ADS or any such warrant or other security shall be permitted pursuant to this bullet if such bona fide third-party tender offer, merger, consolidated or other similar transaction is not approved by our board of directors, unless either (A) no filing under Section 16(a) of the Exchange Act (or the equivalent thereof in non-U.S. jurisdictions) shall be required or shall be voluntarily made in connection with such transfer, (B) such transfer is required pursuant to mandatory take-over or squeeze-out provisions under Belgian law or (C) the failure to so transfer such ordinary shares, ADSs or any such warrant or other security would result in such ordinary shares, ADSs or securities being extinguished without value being received by the undersigned;

•	the transfer of ordinary shares, ADSs or any warrant or other security convertible into or exercisable or exchangeable for ordinary shares or ADSs to us, arising as a result of the termination of employment of such person and pursuant to employment agreements under which we have the option to repurchase such ordinary shares, ADSs or other securities or a right of first refusal with respect to transfers of such ordinary shares, ADSs or other securities, provided that no filing under Section 16(a) of the Exchange Act (or the equivalent thereof in non-U.S. jurisdictions) shall be required or shall be voluntarily made in connection with such transfer;

•	with the prior written consent of the representatives;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, ADSs or other of our securities, provided that (i) such plan does not provide for the transfer of ordinary shares, ADSs or other of our securities during the restricted period; and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of such person or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares, ADSs or other of our securities may be made under such plan during the restricted period;

•	any transfers, lending or pledges of ordinary shares or ADSs solely to the extent necessary to satisfy the exercise price due by any other warrantholder, or the net proceeds due to such other warrantholder, in either case of any equity awards outstanding on the date hereof granted pursuant to our equity incentive plans described in this prospectus, provided that, in each case of any such transfers, lending or pledges under this bullet, no filing under Section 16(a) of the Exchange Act (or the equivalent thereof in non-U.S. jurisdictions) shall be required or shall be voluntarily made in connection with such transfers, lending or pledges; or

•	in the case of only Onno van de Stolpe, our chief executive officer, the exercise of up to 108,126 warrants expiring on June 27, 2015 and held by, and exercised (whether or not by means of a “cashless” exercise) prior to such date by, him, including any related transfers, lending or pledges of ordinary shares or ADSs solely to the extent necessary to satisfy the exercise price due by him, or the net proceeds due to him, in either case as a result of exercising such warrants, provided that, in each case of any such exercise, transfer, lending or pledge under this bullet, no filing under Section 16(a) of the Exchange Act (or the equivalent thereof in non-U.S. jurisdictions (except for filings as required by Section 25bis of the Belgian Act of August 2, 2002 and Sections 13–15 of the Royal Decree of March 5, 2006 in respect of the exercise of such warrants by the undersigned)) shall be required or shall be voluntarily made in connection with such exercise, transfer, lending or pledge.

In addition, such person has agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, during the restricted period, make any demand for or exercise any right with respect to, the registration of any ordinary shares, ADSs or any warrant or other security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

For purposes of the foregoing paragraphs, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter pursuant to this offering), of our voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of our outstanding voting securities (or the surviving entity).

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ordinary shares and ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares and ADSs for 30 days from the date of this prospectus. Specifically, the underwriters may sell more ordinary shares and ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares or ADSs, as the case may be, available for purchase by the underwriters under their options to purchase additional shares and ADSs. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or ADSs, as the case may be, or purchasing shares or ADSs, as the case may be, in the open market. In determining the source of shares or ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price compared to the price available under their option to purchase additional shares and ADSs. The underwriters may also sell ordinary shares and ADSs in excess of their options to purchase additional shares and ADSs, creating a naked short position. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares and ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating the global offering, the underwriters may bid for, and purchase, shares and ADSs in the open market to stabilize the price of the shares and ADSs. These activities may raise or maintain the market price of the shares and ADSs above independent market levels or prevent or retard a decline in the market price of the shares and ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares and ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions, and they therefore may, in the future, perform various activities for us, including, without limitation, securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities, for which they will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold our securities and instruments for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time recommend to clients that they acquire, long or short positions in such securities and instruments. In particular, Bryan, Garnier & Co. has published independent research views in respect of us and our securities, including prior to its mandate as an underwriter for the offering.

Pricing of the Offering

Prior to this offering, there has been only limited over-the-counter trading in the ordinary shares and ADSs in the United States. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be the trading price of our ordinary shares on Euronext Brussels and Euronext Amsterdam, our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each, a Relevant Member State, an offer to the public of any ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of the ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Hong Kong

The securities may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder; or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares, and debentures of that corporation, or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the securities under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, the company, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

Taiwan

The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

EXPENSES OF THE GLOBAL OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with our sale of ordinary shares and ADSs in the global offering. With the exception of the registration fee payable to the SEC and the filing fee payable to FINRA, all amounts are estimates.

Itemized expenses	Amount
SEC registration fee	$26,765
NASDAQ listing fee	25,000
FINRA filing fee	35,050
FSMA filing fee	14,698
Euronext listing fee	70,400
Printing expenses	150,000
Legal fees and expenses	1,669,120
Accounting fees and expenses	524,144
Director and officer insurance	389,205
Miscellaneous costs	103,201

Total	$3,007,583

LEGAL MATTERS

Goodwin Procter LLP, Boston, Massachusetts, is representing the company in connection with this offering. NautaDutilh BVBA, Brussels, Belgium, will pass upon the validity of the ordinary shares and the ADSs offered hereby and other legal matters concerning this offering relating to Belgian law, including matters of Belgian income tax law. Davis Polk & Wardwell LLP, New York, New York, is representing the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements, as of December 31, 2012; December 31, 2013; and December 31, 2014 and for each of the three years in the period ended December 31, 2014, included in this prospectus have been audited by Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA are located at Berkenlaan 8b, 1831 Diegem, Belgium.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to the shares to be represented by ADSs offered in this prospectus. A related registration statement on Form F-6 will be filed with the Securities and Exchange Commission to register the ADSs. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of Galapagos NV, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Galapagos NV, that file electronically with the Securities and Exchange Commission.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and, in accordance therewith, we will file with the Securities and Exchange Commission annual reports on Form 20-F within four months of our fiscal year end, and provide to the Securities and Exchange Commission other material information on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act, although we intend to report our results of operations voluntarily on a quarterly basis.

We maintain a corporate website at www.glpg.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements as of and for the years ended December 31, 2014, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Galapagos NV and subsidiaries

Mechelen, Belgium

We have audited the accompanying consolidated statements of financial position of Galapagos NV and subsidiaries (the “Company”) as of 31 December 2014, 2013 and 2012, and the related consolidated statements of operations, changes in equity, and cash flows for the periods ended 31 December 2014, 2013 and 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Galapagos NV and subsidiaries as of 31 December 2014, 2013 and 2012, and the results of their operations and their cash flows for the periods ended 31 December 2014, 2013 and 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Diegem, 18 March 2015

The statutory auditor

/s/ Gert Vanhees
DELOITTE Bedrijfsrevisoren/Reviseurs d’Entreprises
BV o.v.v.e. CVBA/SC s.f.d. SCRL
Represented by Gert Vanhees

GALAPAGOS NV

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Euro, in thousands)

	December 31,
	2014	2013	2012	Notes
Assets:

Goodwill	€—	€39,239	€37,667	7
Intangible assets	2,015	7,832	9,424	8
Property, plant and equipment	10,091	19,525	18,099	9
Deferred tax assets	293	4,558	1,705	10
Non-current R&D incentives receivables	43,944	39,347	35,288	11
Non-current restricted cash	306	3,306	278	12
Other non-current assets	215	220	419

Non-currents assets	56,864	114,027	102,880

Inventories	281	249	204
Trade and other receivables	3,211	19,207	32,494	13
Current R&D incentives receivables	7,351	10,625	188	11
Cash and cash equivalents	187,712	138,175	94,369	14
Current restricted cash	10,422	—	—	12
Other current assets	4,625	5,091	5,194	13

Current assets	213,603	173,347	132,449

Total assets	€270,467	€287,374	€235,329

Equity and liabilities:

Share capital	€157,274	€154,542	€139,347	15
Share premium account	114,182	112,484	72,876	16
Other reserves	(220)	47	—	17
Translation differences	(1,157)	170	994	18
Accumulated losses	(63,944)	(100,107)	(94,770)

Total equity	206,135	167,137	118,447

Pension liabilities	2,865	2,189	2,035	20
Provisions	72	668	676	21
Deferred tax liabilities	—	2,192	2,624	10
Finance lease liabilities	115	167	165	22
Other non-current liabilities	923	2,462	2,367	24

Non-current liabilities	3,976	7,678	7,868

Provisions	105	81	176	21
Finance lease liabilities	52	226	240	22
Trade and other payables	30,007	29,365	22,093	24
Current tax payable	2,582	50	3	23
Accrued charges	585	3,858	2,893	24
Deferred income	27,026	78,979	83,608	24

Current liabilities	60,356	112,559	109,014

Total liabilities	64,332	120,237	116,882

Total equity and liabilities	€270,467	€287,374	€235,329

The accompanying notes form an integral part of these financial statements.

GALAPAGOS NV

CONSOLIDATED STATEMENT OF OPERATIONS

(Euro, in thousands, except share and per share data)

	Year ended December 31,
	2014	2013	2012	Notes
Revenues	€69,368	€76,625	€74,504	26
Other income	20,653	19,947	17,722	27

Total revenues and other income	90,021	96,572	92,226

Service cost of sales			(5,584)
Research and development expenditure	(111,110)	(99,380)	(80,259)	28
General and administrative expenses	(13,875)	(12,353)	(12,118)	31
Sales and marketing expenses	(992)	(1,464)	(1,285)	32
Restructuring and integration costs	(669)	(290)	(2,506)	33

Operating loss	(36,624)	(16,915)	(9,526)

Finance income	1,424	780	1,927	34

Loss before tax	(35,201)	(16,135)	(7,599)

Income taxes	(2,103)	(676)	164	35

Net loss from continuing operations	(37,303)	(16,811)	(7,435)

Net income from discontinued operations	70,514	8,732	1,714	36

Net income / loss (-)	€33,211	€(8,079)	€(5,721)	38

Net income / loss (-) attributable to:
Owners of the parent	33,211	(8,079)	(5,721)

Basic and diluted income / loss (-) per share	€1.10	€(0.28)	€(0.22)	38

Basic and diluted loss per share from continuing operations	€(1.24)	€(0.58)	€(0.28)
Weighted average number of shares (in ‘000 shares)	30,108	28,787	26,545	38

	Year ended December 31,
	2014	2013	2012
Consolidated statement of comprehensive income:

Net income / loss (-)	€33,211	€(8,079)	€(5,721)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(267)	47	—
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	460	(824)	(1,425)
Translation differences, arisen from the sale of service division	(1,787)	—	2,384

Other comprehensive income, net of income tax	(1,594)	(777)	959

Total comprehensive income attributable to:
Owners of the parent	€31,617	€(8,856)	€(4,762)

The accompanying notes form an integral part of these financial statements.

GALAPAGOS NV

CONSOLDIATED STATEMENT OF CHANGES IN EQUITY

(Euro, in thousands)

	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total
On January 1, 2012	€137,460	€72,021	€35	—	€(91,140)	€118,376

Net loss	—	—	—	—	(5,721)	(5,721)
Other comprehensive income	—	—	959	—	—	959
Total comprehensive income	—	—	959	—	(5,721)	(4,762)
Share-based compensation	—	—	—	—	2,086	2,086
Exercise of warrants	1,887	855	—	—	—	2,742
Other	—	—	—	—	5	5
On December 31, 2012	€139,347	€72,876	€994	—	€(94,770)	€118,447

Net loss	—	—	—	—	(8,079)	(8,079)
Other comprehensive income	—	—	(824)	47	—	(777)
Total comprehensive income	—	—	(824)	47	(8,079)	(8,856)
Share-based compensation	—	—	—	—	2,742	2,742
Private placement	13,429	39,346	—	—	—	52,775
Exercise of warrants	1,766	262	—	—	—	2,028
On December 31, 2013	€154,542	€112,484	€170	€47	€(100,107)	€167,137

Net income	—	—	—	—	33,211	33,211
Other comprehensive income	—	—	(1,327)	(267)	—	(1,594)
Total comprehensive income	—	—	(1,327)	(267)	33,211	31,617
Share-based compensation	—	—	—	—	2,952	2,952
Exercise of warrants	2,732	1,698	—	—	—	4,430

On December 31, 2014	€157,274	€114,182	€(1,157)	€(220)	€(63,944)	€206,135

The accompanying notes form an integral part of these financial statements.

GALAPAGOS NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(Euro, in thousands)

	Year ended December 31,
	2014	2013	2012
Cash and cash equivalents at beginning of year	€138,175	€94,369	€32,277

Net income / loss (-)	33,211	(8,079)	(5,721)

Adjustments for:
Tax income (-) /expenses	2,337	(3,115)	569
Financial income (-) /expenses	(1,841)	174	(1,458)
Depreciation of property, plant and equipment	3,582	6,036	6,884
Amortization of intangible fixed assets	1,067	2,118	2,125
Net realized loss on foreign exchange transactions	(261)	(2,078)	426
Share-based compensation	2,952	2,742	2,086
Increase / decrease (-) in provisions	27	(88)	(359)
Increase in pension liabilities	409	154	609
Loss on liquidation of subsidiaries	—	—	3,004
Gain on disposal of fixed assets	—	—	(17)
Gain on sale of service division	(67,508)	—	—

Operating cash flows before movements in working capital	(26,025)	(2,137)	8,148

Increase in inventories	(32)	(39)	291
Increase (-) / decrease in receivables	(10,110)	1,069	(16,876)
Increase / decrease (-) in payables	(40,311)	2,242	73,592

Cash generated / used (-) from operations	(76,479)	1,136	65,154

Interest paid	(113)	(164)	(150)
Interest received	951	959	1,022
Income taxes paid (-) / received	86	(85)	(153)

Net cash flows generated/used (-) in operating activities	(75,555)	1,846	65,873

Purchase of property, plant and equipment	(2,061)	(7,328)	(5,896)
Purchase of and expenditure in intangible fixed assets	(743)	(545)	(940)
Proceeds from disposal of intangible assets	—	—	20
Proceeds from disposal of property, plant and equipment	45	65	379
Acquisitions (-) of subsidiaries, net of cash acquired	—	(1,152)	—
Disposals of subsidiaries, net of cash disposed	130,787	—	—
Increase (-) in restricted cash	(7,422)	(3,028)	—

Net cash flows generated/used (-) in investing activities	120,606	(11,988)	(6,437)

Repayment of obligations under finance leases and other debts	(216)	(308)	(477)
Proceeds from Capital and Share premium increases, net of issue costs	4,430	54,803	2,742

Net cash flows generated in financing activities	4,214	54,495	2,265

Effect of exchange rate differences on cash and cash equivalents	271	(548)	391

Increase in cash and cash equivalents	49,537	43,806	62,092

Cash and cash equivalents at end of year	€187,712	€138,175	€94,369

The accompanying notes form an integral part of these financial statements.

GALAPAGOS NV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Euro, in thousands)

1. General information

Galapagos NV (“the Company” or “Galapagos”) is a limited liability company incorporated in Belgium and has its registered office at Generaal De Wittelaan L11/A3, 2800 Mechelen, Belgium. In the notes to the consolidated financial statements, references to “the Group” include Galapagos together with its subsidiaries.

Name of the subsidiary	Country	% voting right Galapagos NV (directly or indirectly through subsidiaries)	Change in % voting right previous period (2014 vs 2013)
Continuing operations:
BioFocus DPI AG	Switzerland	100%
BioFocus DPI LLC	United States	100%
BioFocus, Inc.	United States	100%
Discovery Partners International GmbH	Germany	100%
Galapagos B.V.	The Netherlands	100%
Galapagos NV	Belgium	parent company
Fidelta d.o.o.	Croatia	100%
Galapagos SASU	France	100%
Inpharmatica Ltd.	United Kingdom	100%
Xenometrix, Inc.	United States	100%

Discontinued operations:*
Argenta Discovery 2009 Ltd.	United Kingdom	0%	(100%)
BioFocus DPI (Holdings) Ltd.	United Kingdom	0%	(100%)
BioFocus DPI Ltd.	United Kingdom	0%	(100%)
Cangenix Ltd.	United Kingdom	0%	(100%)

*	On April 1, 2014 these entities were sold to Charles River.

R&D

The R&D operations are specialized in the discovery and development of small molecules. The Group’s ambition is to become a leading global biotechnology company focused on the development and commercialization of novel medicines. The Group’s strategy is to leverage our unique and proprietary target discovery platform, which facilitates our discovery and development of therapies with novel modes of action.

The components of the operating result for continuing operations presented in our financial statements include the following companies: Galapagos NV (Mechelen, Belgium); Galapagos SASU (Romainville, France); Galapagos B.V. (Leiden, The Netherlands); Fidelta d.o.o. (Zagreb, Croatia); BioFocus, Inc. and its subsidiaries, BioFocus DPI LLC, and Xenometrix, Inc.; BioFocus DPI AG (Basel, Switzerland) and its subsidiary Discovery Partners International GmbH (Heidelberg, Germany); and Inpharmatica Ltd. (Saffron Walden, UK).

The Group’s continuing operations have around 400 employees working in the operating facilities in Mechelen (the Belgian headquarters), The Netherlands, France, and Croatia.

Services

Galapagos sold its service division to Charles River Laboratories International, Inc. (“Charles River”) on April 1, 2014.

The legal entities that were sold as part of this transaction were BioFocus DPI (Holdings) Ltd., BioFocus DPI Ltd., Argenta Discovery 2009 Ltd. and Cangenix Ltd. Galapagos B.V. was not sold, its service division operations were carved out by means of an asset deal.

As a result of this sale, the services provided by these entities are reported as discontinued operations for all periods presented. The sale did not include our Basel subsidiary (BioFocus DPI AG). Previously, the service activities of our Basel subsidiary had been terminated during 2012. Since these activities did not qualify as a discontinued operation at the time and our Basel subsidiary was not part of the sale to Charles River, the service activities of this entity are presented as part of the Company’s continuing operation in 2012. During 2013 and 2014 there was no service activity as part of its continuing operations.

2. Significant accounting policies

The principal Group accounting policies are summarized below.

Basis of preparation and going concern assumption

The consolidated financial statements are prepared in accordance with the International Financing Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB) and the interpretations issued by the IASB’s International Financial Reporting Interpretation Committee. The consolidated financial statements provide a general overview of the Group’s activities and the results achieved. They give a true and fair view of the entity’s financial position, its financial performance and cash flows, on a going concern basis.

Group reporting

The consolidated financial statements comprise the financial statements of the Company and entities controlled by the Company. Together they constitute the Group. Control is achieved where the Company has the power to govern the financial and operating policies of another entity so as to obtain benefits from its activities. The results of subsidiaries are included in the income statement and statement of comprehensive income from the effective date of acquisition up to the date when control ceases to exist. All intra-group transactions, balances, income and expenses are eliminated when preparing the consolidated financial statements.

Business combinations

The acquisition of subsidiaries is accounted for using the acquisition method. The cost of the acquisition is measured as the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree.

The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on business combinations is recognized as an asset and initially measured as excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities of the acquired subsidiary. Goodwill is not amortized but tested for impairment on an annual basis and whenever there is an indication that the cash generating unit to which goodwill has been allocated may be impaired. Goodwill is stated at cost less accumulated impairment losses. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Revenue recognition

Revenues to date have consisted principally of milestones, license fees and upfront payments received in connection with our collaboration and alliance agreements. The Group also generates revenue from our fee-for- service activities, and various research and development incentives and grants.

Collaboration and alliance agreements with the Company’s commercial partners for research and development activities generally include non-refundable upfront fees; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; license fees and royalties on sales.

The revenue recognition policies can be summarized as follows:

Upfront payments

Non-refundable, upfront payments received in connection with research and development collaboration agreements are deferred and recognized over the relevant periods of the Company’s involvement. At inception Management estimates the period of the Company’s involvement as well as the cost involved in the project. Upfront payments are recognized over the estimated period of involvement, either on a straight line basis or based on the cost incurred under the project if such cost can be reliably estimated. Periodically the Company reassesses the estimated time and cost to complete the project phase and adjusts the time period over which the revenue is deferred accordingly.

Milestone payments

Research milestone payments are recognized as revenues when achieved. In addition, the payments have to be acquired irrevocably and the milestone payment amount needs to be substantive and commensurate with the magnitude of the related achievement. Milestone payments that are not substantive, not commensurate or that are not irrevocable are recorded as deferred revenue. Revenue from these activities can vary significantly from period to period due to the timing of milestones.

Licenses

Revenues from term licenses are spread over the period to which the licenses relate, reflecting the obligation over the term, to update content and provide ongoing maintenance. Revenues from perpetual licenses are recognized immediately upon sale to the extent that there are no further obligations.

Royalties

Royalty revenues are recognized when the Group can reliably estimate such amounts and collectability is reasonably assured. As such, the Group generally recognizes royalty revenues in the period in which the licensees are reporting the royalties to the Group through royalty reports, that is, royalty revenues are generally recognized in arrears, i.e. after the period in which sales by the licensees occurred. Under this accounting policy, the royalty revenues the Group reports are not based upon the Group estimates and such royalty revenues are typically reported in the same period in which the Group receives payment from its licensees.

Grants and R&D incentives

As a company that carries extensive research and development activities, the Group benefits from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse approved expenditures incurred in research and development efforts of the Group and are credited to the income statement, under other income, when the relevant expenditure has been incurred and there is reasonable assurance that the grants or R&D incentives are receivable.

Interests in joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

When a group entity undertakes its activities under joint operations, the Group as a joint operator recognizes in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly

•	its liabilities, including its share of any liabilities incurred jointly

•	its revenue from the sale of its share of the output arising from the joint operation

•	its share of the revenue from the sale of the output by the joint operation

•	its expenses, including its share of any expenses incurred jointly

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When a group entity transacts with a joint operation in which a group entity is a joint operator (such as sale or contribution of assets), the Group is considered to be concluding the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in the Group’s consolidated financial statements only to the extent of other parties’ interests in the joint operation.

When a group entity transacts with a joint operation in which a group entity is a joint operator (such as purchase of assets), the Group does not recognize its share of the gains and losses until it resells those assets to a third party.

Intangible assets

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally generated intangible asset arising from the Group’s development activities is recognized only if all of the following conditions are met:

•	Technically feasible to complete the intangible asset so that it will be available for use or sale

•	The Group has the intention to complete the intangible assets and use or sell it

•	The Group has the ability to use or sell the intangible assets

•	The intangible asset will generate probable future economic benefits, or indicate the existence of a market

•	Adequate technical, financial and other resources to complete the development are available

•	The Group is able to measure reliably the expenditure attributable to the intangible asset during its development.

The amount capitalized as internally generated intangible assets is the sum of the development costs incurred as of the date that the asset meets the conditions described above.

Internally generated intangible assets are amortized on a straight-line basis over their estimated useful lives. If the recognition criteria for accounting as an intangible asset are not met, development costs are recognized as an expense in the period in which they are incurred.

Intellectual property, which comprises patents, licenses and rights, is measured internally at purchase cost and is amortized on a straight-line basis over the estimated useful life on the following bases:

•	Customer relationships: 1–10 years

•	In process technology: 3–5 years

•	Software & databases: 3–5 years

•	Brands, licenses, patents & know how: 5–15 years

In the event an asset has an indefinite life, this fact is disclosed along with the reasons for being deemed to have an indefinite life.

Property, plant and equipment

Property, plant and equipment are recognized at cost less accumulated depreciation and any impairment loss. Depreciation is recognized so as to write off the cost or valuation of assets over their useful lives, using the straight-line method, on the following bases:

•	Installation & machinery: 4–15 years

•	Furniture, fixtures & vehicles: 4–10 years

Any gain or loss incurred at the disposal of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset, and is recognized in profit or loss.

Leasehold improvements

Leasehold improvements are depreciated over the term of the lease, unless a shorter useful life is expected.

Assets held under finance lease

Assets held under finance leases are depreciated over their useful lives on the same bases as owned assets or, where shorter, over the term of the related lease agreement.

Inventories

Inventories are valued at the lower of cost and net realizable value. The net realizable value represents the estimated sales price less all estimated costs for completion and costs for marketing, sales and logistics.

Cost of raw materials comprises mainly purchase costs. Raw materials are not ordinarily interchangeable, and they are as such accounted for using the specific identification of their individual cost.

Financial instruments

Financial assets and financial liabilities are recognized on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument. Hedging and derivatives have never been used: the Group does not actively use currency derivatives to hedge planned future cash flows, nor does the Group make use of forward foreign exchange contracts.

Research and development incentives receivables

Non-current research and development incentives receivables are discounted over the period until maturity date according to the appropriate discount rates.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value reduced by appropriate allowances for irrecoverable amounts.

Cash and cash equivalents

Cash and cash equivalents are measured at nominal value. For the purposes of the cash flow statements, cash and cash equivalents comprise cash on hand; deposits held on call with banks, other short term deposits and highly liquid investments. Cash and cash equivalents exclude restricted cash which is presented separately in the statement of financial position.

Trade payables

Trade payables bear no interest and are measured at their nominal value.

Taxation

Income tax in the profit or loss accounts represents the sum of the current tax and deferred tax.

Current tax is the expected tax payable on the taxable profit of the year. The taxable profit of the year differs from the profit as reported in the financial statements as it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided in full, using the liability-method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. As such, a deferred tax asset for the carry forward of unused tax losses will be recognized to the extent that is probable that future taxable profits will be available.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets relating to tax losses carried forward are recognized to the extent that it is probable that the related tax benefit will be realized.

Foreign currencies

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are valued using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Euros, which is the Company’s functional and presentation currency.

Transactions and balances in foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at closing rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Non-monetary assets and liabilities measured at historical cost that are denominated in foreign currencies are translated using the exchange rate at the date of the transaction.

Financial statements of foreign group companies

The results and financial position of all Group entities that have a functional currency different from Euro are translated as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	Income and expenses for each income statement are translated at average exchange rates;

•	All resulting cumulative exchange differences are recognized as a separate component of equity;

•	Such cumulative exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Equity instruments

Equity instruments issued by the Company are measured by the fair value of the proceeds received, net of direct issue costs.

Employee benefits

a/ Defined contribution plans

Contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

b/ Defined benefit plans

For defined retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

•	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements)

•	Net interest expenses or income

•	Remeasurement

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans in future contributions to the plans. A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

c/ Staff bonus plan

The company recognizes an expense in the income statement for staff bonus plans.

d/ Management bonus plan

The executive committee members, together with other senior managers, are eligible to receive bonuses under the Senior Management Bonus Scheme established in 2006. Pursuant to the rules of the Senior Management Bonus Scheme, 50% of the bonus is paid immediately around year-end and the payment of the remaining 50% is deferred for three years. The deferred 50% component is dependent on the Company’s share price change relative to the Next Biotech Index (which tracks the Company’s peers). The Company’s share price and Index at the start and end of the 3-year period is calculated by the average price over the preceding and last month of the 3-year period, respectively.

•	If the Company’s share price change is better than or equal to the change in the Next Biotech Index, the deferred bonus will be adjusted by the share price increase/decrease and paid out.

•	If the Company’s share price change is up to 10% worse than the change in the Next Biotech Index, 50% of the deferred bonus will be adjusted by the share price increase/decrease and paid out, and the remainder will be forfeited.

•	If the Company’s share price change is more than 10% worse than the change in the Next Biotech Index the deferred bonus will be forfeited.

Galapagos recognizes 75% of the possible payment within three years at the moment that the bonus amount is determined, which reflects both an estimation of the number of employees that will remain within Galapagos for three years as well as the probability that the share price will meet the target. Since the bonus is calculated by reference to Galapagos’ share price, it is accounted for as a cash-settled share-based payment under IFRS 2. The liability incurred is measured at the fair value of the liability. Until the liability is settled, the fair value of the liability is remeasured at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

Share-based payments

The Group grants equity-settled incentives to certain employees, directors and consultants in the form of warrants. Equity-settled warrants are measured at fair value at the date of grant. The fair value determined at the grant date of the warrants is expensed over the vesting period, based on the Group’s estimate of warrants that are expected to be exercised. Fair value is measured by use of the Black & Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

Provisions

Provisions are recognized on the balance sheet when a Group company has a present obligation as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and a reliable estimate can be made of the amount of the obligations. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of the money and, when appropriate, the risk specified to the liability.

Finance and operating leases

Leases are classified as finance leases whenever the terms of the lease substantially transfers all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The payments are divided proportionally between the financial costs and a diminution of the outstanding balance of the obligation, so that the periodic interest rate on the outstanding balance of the obligation would be constant. Interest is recognized in the income statement, unless it is directly attributable to the corresponding asset, in which case they are capitalized.

Rents paid on operating leases are charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Impairment of tangible and intangible assets

At each balance sheet date, the Group reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An intangible asset with an indefinite useful life is tested for impairment annually, and whenever there is an indication that the asset might be impaired. The recoverable amount is the higher of fair value less costs to sell and value in use.

If the recoverable amount of an asset or cash generating unit is estimated to be less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined, had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss resulting from a sale of a subsidiary is recognized as income. In other cases impairment losses of goodwill are never reversed.

Net income/loss per share

Basic net income/loss per share is computed based on the weighted average number of shares outstanding during the period. Diluted net income per share is computed based on the weighted-average number of shares outstanding including the dilutive effect of warrants, if any.

Discontinued operations

A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (c) is a subsidiary acquired exclusively with a view to resale.

Adoption of new and revised standards

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The principal new accounting standards relevant for the preparation of these consolidated financial statements are set out below.

Standards and interpretations applicable for the annual period beginning on January 1, 2014:

•	IFRS 10 Consolidated Financial Statements (applicable for annual periods beginning on or after 1 January 2014)

•	IFRS 11 Joint Arrangements (applicable for annual periods beginning on or after 1 January 2014)

•	IFRS 12 Disclosures of Interests in Other Entities (applicable for annual periods beginning on or after 1 January 2014)

•	IAS 27 Separate Financial Statements (applicable for annual periods beginning on or after 1 January 2014)

•	IAS 28 Investments in Associates and Joint Ventures (applicable for annual periods beginning on or after 1 January 2014)

•	Amendments to IFRS 10, IFRS 12 and IAS 27 Consolidated Financial Statements and Disclosure of Interests in Other Entities: Investment Entities (applicable for annual periods beginning on or after 1 January 2014)

•	Amendments to IAS 32 Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities (applicable for annual periods beginning on or after 1 January 2014)

•	Amendments to IAS 36 Impairment of Assets—Recoverable Amount Disclosures for Non-Financial Assets (applicable for annual periods beginning on or after 1 January 2014)

•	Amendments to IAS 39 Financial Instruments—Novation of Derivatives and Continuation of Hedge Accounting (applicable for annual periods beginning on or after 1 January 2014)

Standards and interpretations published, but not yet applicable for the annual period beginning on January 1, 2014:

•	IFRS 9 Financial Instruments and subsequent amendments (not yet endorsed in the EU)

•	IFRS 14 Regulatory Deferral Accounts (applicable for annual periods beginning on or after 1 January 2016, but not yet endorsed in the EU)

•	IFRS 15 Revenue from Contracts with Customers (applicable for annual periods beginning on or after 1 January 2017, but not yet endorsed in EU)

•	Improvements to IFRS (2010-2012) (applicable for annual periods beginning on or after 1 July 2014, but not yet endorsed in the EU)

•	Improvements to IFRS (2011-2013) (applicable for annual periods beginning on or after 1 July 2014, but not yet endorsed in the EU)

•	Amendments to IFRS 11 Joint Arrangements—Accounting for Acquisitions of Interests in Joint Operations (applicable for annual periods beginning on or after 1 January 2016, but not yet endorsed in EU)

•	Amendments to IAS 16 and IAS 38 Property, Plant and Equipment and Intangible Assets—Clarification of Acceptable Methods of Depreciation and Amortisation (applicable for annual periods beginning on or after 1 January 2016, but not yet endorsed in EU)

•	Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants (applicable for annual periods beginning on or after 1 January 2016, but not yet endorsed in EU)

•	Amendments to IAS 19 Employee Benefits—Employee Contributions (applicable for annual periods beginning on or after 1 July 2014, but not yet endorsed in EU)

•	IFRIC 21 Levies (applicable for annual periods beginning on or after 1 January 2014)

The new standards applicable did not have any impact on the Group’s financials.

Segment reporting

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of revenue and expenses that can be allocated on a reasonable basis to a segment. Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets and liabilities do not include income tax items. The Group has only one segment.

3. Critical accounting estimates and judgments

In the application of our accounting policies, the Group is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The Group’s estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

Drafting financial statements in accordance with IFRS requires management to make judgments and estimates and to use assumptions that influence the reported amounts of assets and liabilities, the notes on contingent assets and liabilities on the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

The following are the Group’s critical judgments and estimates that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements presented elsewhere in this prospectus.

Recognition of clinical trial expenses

The Group recognizes expenses incurred in carrying out clinical trials during the course of each clinical trial in line with the state of completion of each trial. This involves the calculation of clinical trial accruals at each period end to account for incurred expenses. This requires estimation of the expected full cost to complete the trial as well as the current stage of trial completion.

Clinical trials usually take place over extended time periods and typically involve a set-up phase, a recruitment phase and a completion phase which ends upon the receipt of a final report containing full statistical analysis of trial results. Accruals are prepared separately for each clinical trial in progress and take into consideration the stage of completion of each trial including the number of patients that have entered the trial and whether we have received the final report. In all cases, the full cost of each trial is expensed by the time we have received the final report. There have not been any material adjustments to estimates based on the actual costs incurred for each period presented.

Revenue recognition

Evaluating the criteria for revenue recognition with respect to the Group’s research and development and collaboration agreements requires management’s judgment to ensure that all criteria have been fulfilled prior to recognizing any amount of revenue. In particular, such judgments are made with respect to determination of the nature of transactions, whether simultaneous transactions shall be considered as one or more revenue-generating transactions, allocation of the contractual price (upfront and milestone payments in connection with a collaboration agreement) to several elements included in an agreement, and the determination of whether the significant risks and rewards have been transferred to the buyer. Collaboration agreements are reviewed carefully to understand the nature of risks and rewards of the arrangement. All of the Group’s revenue-generating transactions have been subject to such evaluation by management.

Share-based payments plans

The Group determines the costs of the share-based payments plans (our warrant plans) on the basis of the fair value of the equity instrument at grant date. Determining the fair value assumes choosing the most suitable valuation model for these equity instruments, by which the characteristics of the grant have a decisive influence. This assumes also the input into the valuation model of some relevant judgments, like the estimated useful life of the warrant and the volatility. The judgments made and the model used are further specified in note 37.

Pension obligations

The cost of a defined pension arrangement is determined based on actuarial valuations. An actuarial valuation assumes the estimation of discount rates, estimated returns on assets, future salary increases, mortality figures and future pension increases. Because of the long term nature of these pension plans, the valuation of these is subject to important uncertainties. We refer to note 20 for additional details.

Impairment of goodwill

Changes in management assumptions on profit margin and growth rates used for cash flow predictions could have an important impact on the results of the Group. Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which the goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. Considering that the consideration received for the sale of the service division is much higher than its net assets value, such estimation of the value in use is no longer necessary at the end of 2013.

Corporate income taxes

Significant judgment is required in determining the use of tax loss carry forwards. We recognize deferred tax assets arising from unused tax losses or tax credits only to the extent that we have sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by us. Management’s judgment is that such convincing evidence is currently not sufficiently available except for one subsidiary operating intercompany on a cost plus basis and as such only a minor deferred tax asset is therefore recognized. As of December 31, 2014, we had a total of approximately €220 million of tax losses carried forward which can be compensated with future taxable profits for an indefinite period except for an amount of €18 million in Switzerland, Croatia, the United States and The Netherlands with expiry date between 2015 and 2029. As of December 31, 2014, the available tax losses carried forward in Belgium amounted to €136 million.

4. Financial risk management

Financial risk factors

The financial risks of the Company are managed centrally. The finance department of the Company coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning the activities of the Group. These relate to the credit risk, liquidity risk and currency risk. There are no other important risks, such as or interest rate risk, because the Group has nearly no financial debt and has a strong cash position. The Group does not buy or trade financial instruments for speculative purposes.

Categories of material financial assets and liabilities:

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Financial assets:
Cash at bank and in hand	€187,712	€138,175	€94,369
Restricted cash (current and non-current)	10,728	3,306	278
Trade receivables	1,340	13,291	27,876
R&D incentives receivables (current and non-current)	51,296	49,972	35,476
Other amounts receivable	1,862	3,792	2,493

Total financial assets	€252,937	€208,536	€160,492

Financial liabilities:
Trade payables	€30,007	€29,365	€22,093
Other non-current liabilities	923	2,462	2,367
Leasing debts	167	393	405
Tax payable	2,582	50	3

Total financial liabilities	€33,679	€32,270	€24,868

Liquidity risk

The Group’s consolidated balance sheet shows an amount of €63.9 million as incurred losses at the end of 2014. Management forecasts the Company’s liquidity requirements to ensure it has sufficient cash to meet operational needs. Such forecasting is based on realistic assumptions with regards to milestone and upfront payments to be received, taking into account the Company’s past track record, including the assumption that not all new projects that are being planned will be realized.

Credit risk

The term “credit risk” refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

The trade receivables consist of a limited amount of creditworthy customers, many of which are large pharmaceutical companies, spread over different geographical areas. To limit the risk of financial losses, the Group has developed a policy of only dealing with creditworthy counterparties.

Galapagos grants credit to its clients in the framework of its normal business activities. Usually, the Group requires no pledge or other collateral to cover the amounts due. Management continuously evaluates the client portfolio for creditworthiness. All receivables are considered collectable, except for these for which a provision for doubtful debtors has been established.

The Group’s cash and cash equivalents are invested primarily in saving and deposit accounts. Saving and deposit accounts generate a small amount of interest income. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted at the beginning of the term.

Interest rate risk

The Group is not currently exposed to significant interest rate risk. Our only variable interest-bearing financial asset is cash at banks. The effect of an increase or decrease in interest rates would only have an immaterial effect in profit or loss.

Foreign exchange risk

The Group is exposed to foreign exchange risk arising from various currency exposures. The Group’s functional currency is euro, but the Group receives payments from its main business partner AbbVie in U.S. dollar and acquires some consumables and materials in U.S. dollars, Swiss Francs, GB Pounds and Croatian Kuna.

To limit this risk, the Group attempts to align incoming and outgoing cash flows in currencies other than EUR. In addition, contracts closed by the different entities of the Group are mainly in the functional currencies of that entity, except for the alliance agreements signed with AbbVie for which payments are denominated in U.S. dollars.

In order to further reduce this risk, Galapagos implemented a netting system within the group in the course of 2012, which restrains intra-group payments between entities with a different functional currency.

Proceeds from the global offering in U.S. dollars will be converted to our functional currency, the euro.

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Net book value:
Euros—US Dollars	€589	€521	€507
Euros—GB Pounds	138	185	927
Euros—CH Francs	181	163	93
Euros—HR Kunas	215	798	1,146
CH Francs—GB Pounds	—	1	95
HR Kunas—GB Pounds	—	31	5
US Dollars—GB Pounds	€807	€708	€807

The magnitude of the amounts for the year ended December 31, 2014 decreased mainly in the conversion Euros—HR Kunas.

For the year ended December 31, 2013, the magnitude of the amounts decreased mainly in the conversion Euros—GB Pounds, as well in the conversion Euros—HR Kunas.

Capital risk factors

The Group manages its capital to safeguard that the Group will be able to continue as a going concern. At the same time, the Group wants to ensure the return to its shareholders through the results from its research and development activities.

The capital structure of the Group consists of cash at bank and in hand and cash equivalents, financial debt (which currently the Group barely has: as of December 31, 2014, the Group has no financial debt other than finance leases and advances from Oseo, a French public organization for innovation support, for €1.2 million), and equity attributed to the holders of equity instruments of the Company, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

The Group manages its capital structure and makes the necessary adjustments in the light of changes of economic circumstances, the risk characteristics of underlying assets and the projected cash needs of the current research and development activities.

The adequacy of our capital structure will depend on many factors, including scientific progress in our research and development programs, the magnitude of those programs, our commitments to existing and new clinical CROs, our ability to establish new alliance or collaboration agreements, our capital expenditures, market developments and any future acquisition.

Neither Galapagos NV nor any of its subsidiaries are subject to any externally imposed capital requirements, other than those imposed by generally applicable company law requirements.

5. Segmental information

Following the sale of the service division on April 1, 2014, the continuing operations relate primarily to R&D activities. Consequently we only have one reportable segment.

6. Geographical information

In 2014 the Group’s R&D continuing operations were located in Belgium, Croatia, France and The Netherlands.

In 2014 the Group’s continuing operations top 10 customers represents 98% of the revenues. The Group’s continuing operations client base includes four of the top 20 pharmaceutical companies in the world in 2014 and 2013.

The following table summarizes Group revenues by destination of customer:

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
United States	€31,100	€46,963	€42,476
Europe	38,169	29,662	31,819
Asia Pacific	100	—	209

Total	€69,368	€76,625	€74,504

The following table summarizes Group revenues of our continuing operations by destination of Group company:

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Galapagos NV (Belgium)	€65,448	€73,913	€65,947
Galapagos SASU (France)	108	—	284
Fidelta d.o.o. (Croatia)	3,726	2,514	4,377
Xenometrix, Inc. (United States)	86	198	132
BioFocus DPI AG (Switzerland)	—	—	3,763

Total revenues	€69,368	€76,625	€74,504

In 2014, Galapagos held €57 million of non-current assets (€114 million in 2013) distributed as follows:

• France: €26 million	(€27 million in 2013)

• Belgium: €25 million	(€24 million in 2013)

• Croatia: €4 million	(€4 million in 2013)

• The Netherlands: €1 million	(€2 million in 2013)

The decrease in non-current assets is explained by the sale of the service division located in the United Kingdom which was contributing €57 million of non-current assets in 2013.

7. Goodwill

(Euro, in thousands)
On January 1, 2012	€38,880

Liquidation of subsidiaries	(620)
Goodwill impairement	(593)

On December 31, 2012	37,667

Acquisition of subsidiaries	1,572

On December 31, 2013	39,239

Sale of the service division	(39,239)

On December 31, 2014	€—

Goodwill increased in 2013 and is related to the acquisition of an entity in the U.K. by the service division on January 4, 2013.

The allocation of this goodwill through a Purchase Price Allocation (PPA) exercise has been performed in line with IFRS 3 and the outcome was that no purchase price was allocated to tangible or intangible assets, as the purchase was driven by acquiring skills relating to structured-based biology and not customer base or customer relationships.

The decrease of the goodwill to €0 for the year ended December 31, 2014 compared to €39.3 million for the year ended December 31, 2013 was exclusively due to the sale of the service division to Charles River. The Group did not hold goodwill related to its continuing operations in its balance sheet.

8. Intangible assets

	Customer relationships	In process technology	Software & databases	Brands, licenses, patents & know-how	Total
	(Euro, in thousands)
Acquisition value:
On January 1, 2012	€4,167	€6,066	€6,629	€15,131	€31,991

Additions	—	—	941	—	941
Sales and disposals	—	—	(3)	(375)	(378)
Reclassifications	(2,116)	(505)	(306)	2,927	—
Translation differences	4	—	(28)	100	75

On December 31, 2012	2,055	5,561	7,232	17,783	32,629

Additions	—	—	545	—	545
Sales and disposals	—	—	(35)	—	(35)
Translation differences	—	—	(62)	(85)	(147)

On December 31, 2013	2,055	5,561	7,681	17,698	32,993

Additions	—	—	728	15	743
Sales and disposals	—	—	(503)	—	(503)
Sale of the Service division	(2,055)	—	—	(16,227)	(18,282)
Translation differences	—	—	183	26	209

On December 31, 2014	—	5,561	8,088	1,512	15,161

Amortization and impairment:
On January 1, 2012	2,403	6,066	5,571	7,336	21,377

Amortization	102	—	455	1,568	2,125
Sales and disposals	—	—	—	(357)	(357)
Reclassifications	(1,699)	(505)	(187)	2,391	—
Translation differences	4	—	(28)	84	60

On December 31, 2012	810	5,561	5,811	11,022	23,205

Amortization	102	—	607	1,409	2,118
Sales and disposals	—	—	(35)	—	(35)
Translation differences	—	—	(62)	(65)	(127)

On December 31, 2013	912	5,561	6,321	12,366	25,161

Amortization	25	—	748	294	1,067
Sales and disposals	—	—	(500)	—	(500)
Sale of the Service division	(937)	—	—	(11,853)	(12,790)
Reclassifications	—	—	(666)	666	—
Translation differences	—	—	184	24	208

On December 31, 2014	—	5,561	6,087	1,497	13,147

Carrying amount:
On December 31, 2012	1,245	—	1,421	6,760	9,424

On December 31, 2013	1,143	—	1,359	5,332	7,832

On December 31, 2014	€—	€—	€2,000	€15	€2,015

The intangible assets decreased by €5.8 million from €7.8 million for the year ended December 31, 2013, to €2.0 million for the year ended December 31, 2014. This decrease was mainly due to the sale of the service division on April 1, 2014 by €5.5 million.

The additions in software and databases in 2013 mainly relate to software development for compound inventory. Prior year additions mainly related to the implementation of a company-wide ERP system. In 2012 and 2013, all reclassified intangible assets were related to the service division.

9. Property, Plant and Equipment

	Land & building improvements	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total
	(Euro, in thousands)
Acquisition value:
On January 1, 2012	€13,675	€52,514	€1,547	€6,998	€74,735

Additions	300	5,060	539	—	5,900
Sales and disposals	(1,148)	(12,237)	(11)	(4)	(13,400)
Other increase	—	—	227	—	227
Reclassification	791	1,313	2,012	(4,117)	—
Translation differences	93	364	35	8	501

On December 31, 2012	13,712	47,015	4,350	2,886	67,962

Additions	265	5,460	168	1,730	7,623
Sales and disposals	—	(358)	(17)	(644)	(1,019)
Other increase	—	102	—	—	102
Reclassifications	—	393	—	(393)	—
Translation differences	(79)	(360)	(46)	(13)	(498)

On December 31, 2013	13,898	52,251	4,455	3,565	74,169

Additions	117	1,155	104	685	2,061
Sales and disposals	(1,733)	(4,549)	(73)	—	(6,355)
Sale of the Service division	(4,022)	(23,677)	(1,919)	(370)	(29,988)
Reclassifications	—	3,543	16	(3,559)	—
Translation differences	26	97	11	—	134

On December 31, 2014	8,286	28,820	2,594	321	40,021

Depreciations and impairment:
On January 1, 2012	10,594	38,877	674	5,066	55,211

Depreciation	1,477	4,402	312	692	6,884
Sales and disposals	(1,124)	(11,902)	(7)	—	(13,034)
Other increase	—	—	435	—	435
Reclassification	731	1,189	1,434	(3,354)	—
Translation differences	75	268	21	3	368

On December 31, 2012	11,753	32,834	2,869	2,408	49,864

Depreciation	1,028	4,399	249	360	6,036
Sales and disposals	—	(313)	(5)	(637)	(955)
Other increase	1	2	—	—	2
Reclassifications	—	—	—	—	—
Translation differences	(66)	(203)	(27)	(7)	(303)

On December 31, 2013	12,715	36,720	3,086	2,123	54,644

Depreciation	639	2,531	243	168	3,581
Sales and disposals	(1,700)	(4,011)	(42)	—	(5,753)
Sale of the Service division	(3,694)	(17,404)	(1,247)	(299)	(22,644)
Reclassifications	—	1,884	—	(1,884)	—
Translation differences	24	70	6	2	102

On December 31, 2014	7,984	19,790	2,046	110	29,930

Carrying amount:
On December 31, 2012	1,959	14,181	1,481	478	18,099

On December 31, 2013	1,183	15,532	1,368	1,441	19,525

On December 31, 2014	€302	€9,031	€547	€210	€10,091

The property, plant and equipment decreased from €19.5 million for the year ended December 31, 2013 to €10.1 million for the year ended December 31, 2014. This decrease is mainly the result of the sale of the service division, both on lines ‘Sales and disposals’ (assets carved out) and ‘Sale of the Service division.’

In 2012 and 2013, all reclassified property, plant and equipment related to the service division.

10. Deferred tax

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Recognized deferred tax assets and liabilities:
Assets	€293	€4,558	€1,705
Liabilities	€—	€(2,192)	€(2,624)

Continuing operations
Assets	293	—	678
Liabilities	—	—	—

Discontinued operations
Assets	—	4,558	1,027
Liabilities	—	(2,192)	(2,624)

Deferred tax assets unrecognized	€104,484	€105,529	€106,197

Continuing Operations	104,484	100,160	94,905
Discontinued Operations	—	5,369	11,292

Deferred taxes	€496	€3,280	€(718)

Continuing operations	293	(676)	14

Tax benefit arising from previously unrecognized tax assets used to reduce deferred tax expense (+)	293	—	14
Deferred tax expenses relating to write down of previously recognized deferred tax assets	—	(676)	—

Discontinued operations	203	3,956	(732)

Deferred tax expenses net relating to origination and reversal of temporary differences	203	427	(205)
Tax benefit arising from previously unrecognized tax assets used to reduce deferred tax expense (+)	—	3,529	—
Deferred tax expenses relating to write down of previously recognized deferred tax assets	—	—	(527)

The notional interest deduction for an amount of €2.6 million (2013: €2.6 million—2012: €2.6 million) and the investment deduction of €1 million (2013: €1 million—2012: €1 million) could give rise to deferred tax assets. The amount of notional interest deduction that has been accumulated in the past can be carried forward for maximum seven years, the notional interest deduction of 2012 and following years will not be carried forward according to a change in the Belgian tax legislation. There is no limit in time for the investment deduction.

The consolidated unused losses carried forward at December 31, 2014 amounted to €315 million (2013: €329 million—2012: €345 million), €21.8 million were related to unused losses with expiry date between 2015 and 2029.

The available tax losses carried forward that can be offset against future taxable profits amounted to €220 million on December 31, 2014. These tax losses can be compensated with future taxable profits for an indefinite period except for an amount of €18 million in Switzerland, Croatia, the US and The Netherlands with expiry date between 2015 and 2029. On December 31, 2014, the available tax losses carried forward in Galapagos NV (Belgium) amounted to €136 million.

The unrecognized deferred tax assets of €104.5 million for the year ended December 31, 2014 were composed of €72.2 million related to unused tax losses carried forward and €32.3 million related to temporary differences.

For one subsidiary operating on a cost plus basis for the group a deferred tax asset was set up for an amount of €0.3 million in 2014 (2013: €0 million).

Because one of the U.K. subsidiaries was profitable in 2012 and 2013 and management expected that this situation would be sustainable, a deferred tax asset was set up for an amount of €4.6 million in 2013 (2012: €1 million). This amount was based on an estimate of taxable income for the next three years.

A deferred tax asset for tax losses carried forward, which are limited in time (three years), was reversed for the Croatian subsidiary for an amount of €0.7 million in 2013 because of the current year loss and forecasted losses in the near future due to the fact that the entity is in a transition period to go from an R&D subcontractor company to a fee-for-service company.

For the year ended December 31, 2013, the deferred tax liabilities relate to timing differences on the value of fixed assets of some U.K. companies.

11. Research and development incentives receivables

The table below illustrates the R&D incentives receivables related captions in the balance sheet for the years ended December 31, 2014, 2013 and 2012.

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Non-current R&D incentives receivables	€43,944	€39,347	€35,288
Current R&D incentives receivables	7,351	10,625	188

Total R&D incentives receivables	€51,296	€49,972	€35,476

Total R&D incentives receivables increased by €1.3 million compared to December 31, 2013. This increase is explained by a new R&D incentives reported in 2014 for €11.9 million (€7.6 million related to French R&D incentives and 4.3 million related to Belgian R&D incentives) less the payment received related to French R&D incentives amounting to €8.6 million. The remaining variance of €1.9 million was explained by the phasing out of the consolidation scope of the service division which contributed to the Group’s total current R&D receivables at the end of 2013.

The R&D incentives receivables relate to refunds resulting from R&D incentives on research expenses in France, the U.K. (2013 and 2012) and Belgium. Non-current R&D incentives receivables are discounted over the period until maturity date.

The below table provides detailed information on the maturity of the non-current R&D incentives receivables reported in our balance sheet at December 31, 2014.

	Year ended December 31, 2014 Maturity date
	2016	2017	2018	2019	2020	Total
	(Euro, in thousands)
French non-current R&D incentives receivables—nominal value	€7,830	€8,185	€8,214	€—	€—	€24,229
French non-current R&D incentives receivables—discounted value	7,830	8,185	8,214	—	—	24,229
Belgian non-current R&D incentives receivables—nominal value	3,632	3,377	3,922	4,458	4,327	19,716
Belgian non-current R&D incentives receivables—discounted value	3,632	3,377	3,916	4,424	4,255	19,604

Total non-current R&D incentives receivables—nominal value	€11,462	€11,561	€12,136	€4,458	€4,327	€43,944

Total non-current R&D incentives receivables—discounted value	€11,462	€11,562	€12,130	€4,424	€4,255	€43,833

12. Restricted cash

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Non-current restricted cash	€306	€3,306	€278
Current restricted cash	10,422	—	—

Total restricted cash	€10,728	€3,306	€278

Restricted cash amounted to €3.3 million at the end of December 2013, and increased to €10.7 million for the year ended December 31, 2014. This increase is related to an escrow account containing part of the proceeds from the sale of the service division in 2014. The amounts on the escrow account will be released on June 30, 2015 if no claim is being introduced by the buyer, Charles River Laboratories International, Inc. As at December 31, 2014, two claims have been introduced by Charles River Laboratories International, Inc and were fully accrued for on the balance sheet for a total amount of €0.1 million.

Restricted cash on December 31, 2013 was related to a €3 million bank guarantee issued in 2013 for the rental of the new premises in France which will expire on June 30, 2015, and €0.3 million rent deposit for premises in Mechelen, Belgium.

13. Trade and other receivables & other current assets

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Trade receivables	€1,340	€13,291	€27,876
Prepayments	9	2,124	2,125
Other receivables	1,862	3,792	2,493

Trade and other receivables	3,211	19,207	32,494

Accrued income	3,242	4,271	2,685
Deferred charges	1,384	820	2,509

Other current assets	4,625	5,091	5,194

Total trade and other receivables & other current assets	€7,836	€24,299	€37,688

The movements in 2014 presented in the table above resulted primarily from the sale of the service division.

In 2013, decrease of trade receivables compared to previous year relate to the fact that less milestones were invoiced at year-end 2013 compared to 2012. At year-end 2012 also a late termination fee of €5.8 million for Roche was booked as trade receivable.

The Group considers that the carrying amount of trade and other receivables approximates their fair value. The other current assets mainly include accrued income from subsidy projects and deferred charges.

14. Cash and cash equivalents

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Bank balances	€187,711	€138,172	€94,365
Cash at hand	1	4	4

Total cash and cash equivalents	€187,712	€138,175	€94,369

The Group reported a cash position of €187.7 million at the end of December 2014 compared to €138.2 million at year-end 2013. The Group’s operating activities reported use of €75.6 million of cash in 2014 while the investing activities brought €120.6 million of cash in-flow mainly due the proceeds from the sale of the service division (€130.8 million) and €4.2 million from our financing activities.

Cash and cash equivalents comprise cash in hand and short term bank deposits or short term highly liquid investments that are readily convertible to cash and are subject to an insignificant risk of changes in value. The Company’s cash management strategy monitors and optimizes the company’s liquidity position. The Company’s cash management strategy may allow short term deposits with an original maturity exceeding 3 months while monitoring all liquidity aspects. Cash and cash equivalents comprise €50 million of term deposits with an original maturity longer than 3 months.

15. Share capital

The share capital of Galapagos NV, as included in the articles of association, reconciles to ‘Share capital’ on the balance sheet as follows:

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
On January 1	€154,542	€139,347	€137,460

Share capital increase	2,732	16,356	1,887
Costs of capital increase	—	(1,161)	—

Share capital on December 31	€157,274	€154,542	€139,347

Aggregate share capital	€163,904	€161,171	€144,815
Costs of capital increase (accumulated)	(6,629)	(6,629)	(5,468)

Share capital on December 31	€157,274	€154,542	€139,347

Costs of capital increases are netted against the proceeds of capital increases, in accordance with IAS 32 Financial instruments: disclosure and presentation.

History of share capital

The history of share capital between January 1, 2012 and December 31, 2014 is as follows:

Date	Share capital increase: new shares (in thousands €)	Share capital increase: warrants (in thousands €)	Number of shares issued (in thousands of shares)	Aggregate number of shares after transaction (in thousands of shares)	Aggregate share capital after transaction (in thousands €)
January 1, 2012	—	—	—	26,421	€142,929

April 5, 2012	—	€741	137	—	—
June 29, 2012	—	101	19	—	—
September 14, 2012	—	117	22	—	—
December 17, 2012	—	928	172	—	—

December 31, 2012	—	—	—	26,771	144,815

April 5, 2013	—	1,069	198	—	—
April 29, 2013	€14,590	—	2,697	—	—
July 1, 2013	—	488	90	—	—
October 21, 2013	—	193	36	—	—
December 6, 2013	—	16	3	—	—

December 31, 2013	—	—	—	29,794	161,171

April 10, 2014	—	1,649	305	—	—
July 4, 2014	—	982	182	—	—
September 25, 2014	—	66	12	—	—
December 9, 2014	—	35	7	—	—

December 31, 2014	—	—	—	30,299	€163,904

The overview above represents the evolution of the share capital as included in the articles of association of Galapagos NV (rounded).

On January 1, 2013, the Company’s share capital amounted to €144,815.6 thousand, represented by 26,770,747 shares. All shares were issued, fully paid up and of the same class.

On April 5, 2013, warrants were exercised at various exercise prices under Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007, Warrant Plan 2008, Warrant Plan 2008 (B), Warrant Plan 2009 and Warrant Plan 2009 (B). The exercise resulted in a share capital increase of €1,069 thousand (plus €113 thousand in issuance premium) and the issuance of 197,581 new shares.

On April 29, 2013, within the framework of the authorized capital and with cancellation of the preferential subscription rights, the board of directors of Galapagos NV decided to increase the share capital of the Company by €14,589.9 thousand (plus €39,346.8 thousand in issuance premium) by means of a private placement with institutional investors, resulting in the issuance of 2,696,831 new shares.

On July 1, 2013, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 UK, Warrant Plan 2007 RMV, Warrant Plan 2008, Warrant Plan 2009 and Warrant Plan 2009 (B). The exercise resulted in a share capital increase of €487.7 thousand (plus €96.5 thousand in issuance premium) and the issuance of 90,143 new shares.

On October 21, 2013, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 UK, Warrant Plan 2008, Warrant Plan 2009 and Warrant Plan 2009 (B). The exercise resulted in a share capital increase of €193.2 thousand (plus €49.6 thousand in issuance premium) and the issuance of 35,719 new shares.

On December 6, 2013, warrants were exercised at various exercise prices under Warrant Plan 2007 RMV and Warrant Plan 2009. The exercise resulted in a share capital increase of €16.3 thousand (plus €2.9 thousand in issuance premium) and the issuance of 3,025 new shares.

As of December 31, 2013, our share capital amounted to €161,171.6 thousand, represented by 29,794,046 shares. All shares were issued, fully paid up and of the same class.

On April 10, 2014, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007 RMV, Warrant Plan 2009, Warrant Plan 2009 (B), Warrant Plan 2010 and Warrant Plan 2010 (B). The exercise resulted in a share capital increase of €1,648.9 thousand (plus €732.3 thousand in issuance premium) and the issuance of 304,791 new ordinary shares.

On July 4, 2014, warrants were exercised at various exercise prices under Warrant Plan 2006 Belgium/ The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007 RMV, Warrant Plan 2008, Warrant Plan 2009, Warrant Plan 2010 and Warrant Plan 2010 (B). The exercise resulted in a share capital increase of €982.0 thousand (plus €880.3 thousand in issuance premium) and the issuance of 181,507 new ordinary shares.

On September 25, 2014, warrants were exercised at various exercise prices under Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK and Warrant Plan 2010. The exercise resulted in a share capital increase of €66.3 thousand (plus €63.7 thousand in issuance premium) and the issuance of 12,260 new ordinary shares.

On December 9, 2014, warrants were exercised at various exercise prices under Warrant Plan 2005 and Warrant Plan 2006 Belgium/The Netherlands. The exercise resulted in a share capital increase of €35.3 thousand (plus €20.9 thousand in issuance premium) and the issuance of 6,525 new ordinary shares.

As of December 31, 2014, our share capital amounted to €163,904.1 thousand, represented by 30,299,129 shares. All shares were issued, fully paid up and of the same class.

All of the share issuances listed above were for cash consideration.

	Ordinary shares	Total
Other information:
Accounting par value of shares (€)	5.41	5.41

The board of directors is authorized for a period of 5 years starting from the date of the shareholders’ meeting that granted the renewed authorization, being May 23, 2011, to increase the share capital of the Company within the framework of the authorized capital through contributions in kind or in cash, with limitation or cancellation of the shareholders’ preferential rights. Said authorization can be renewed.

The authorized capital as approved by our extraordinary general shareholders’ meeting of May 23, 2011 amounted to €142,590.8 thousand. As of December 31, 2014, €24,763.8 thousand of the authorized capital was used, so that an amount of €117,826.9 thousand still remained available under the authorized capital.

16. Share premium

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
On January 1	€112,484	€72,876	€72,021

Increase as a result of private placement	—	39,346	—
Increase as a result of exercise of warrants	1,698	262	855

Share premium on December 31	€114,182	€112,484	€72,876

17. Other Reserves

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
On January 1	€47	€—	€—

Actuarial gains or losses (-) recognised through OCI	(267)	47	—

Other reserves on December 31	€(220)	€47	€—

The other reserves amount to a negative of €220 thousand (2013: €47 thousands) and relate to remeasurement of defined benefit obligation booked through OCI in line with IAS19R.

18. Translation differences

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
On January 1	€170	€994	€35

Translation differences, arisen from translating foreign activities	460	(824)	(1,425)
Translation differences, arisen from the sale of the service division	(1,787)	—	2,384

Translation differences on December 31	€(1,157)	€170	€994

Translation differences decreased to a negative of €1.2 million at the end of December 2014 mainly due to the sale of the service division which reported positive translation differences of €2.0 million at the end of December 2013.

19. Derivative financial instruments: currency derivatives

The Group does not actively use currency derivatives to hedge planned future cash flows. On the balance sheet date, total notional amount of outstanding forward foreign exchange contracts that the Group has committed are nil (2013: nil).

As of December 31, 2014 the fair value of the Group’s currency derivatives is estimated to be nil (2013: nil). The Group does not designate its foreign currency denominated debt as a hedge instrument for the purpose of hedging the translation of its foreign operations.

See note 4 for further information on how the Group manages financial risks.

20. Retirement benefit plans

Defined contribution plans

The Group operates defined contribution systems for all of its qualifying employees. The assets of the schemes are held separately from those of the Group in designated pension plans. For defined contribution systems, the Group pays contributions to publicly or privately administered pension- or insurance funds. Once the contribution is paid, the Group does not have any remaining obligation.

The personnel of the Group in Belgium participate in a defined contribution plan (extra-legal pension). The Belgian defined contribution pension plans are by law subject to minimum guaranteed rates of return, currently 3.25% on employer contributions and 3.75% on employee contributions. These rates, which apply as an average over the entire career, may be modified by Royal Decree in which case the new rate(s) apply to both the accumulated past contributions and the future contributions as from the date of modification. Therefore, those plans were basically accounted for as defined contribution plans.

As at December 31, 2014 no net liability was recognised (2013: nil) in the balance sheet as the difference between the minimum guaranteed reserves and the actual accumulated reserves is not deemed material.

The contributions for those plans that were due by the employer for 2014 and 2013 amounted to respectively €465.6 thousand and €367.9 thousand, of which €32.9 thousand was paid after December 31, 2014 (2013: €33.9 thousand). No contributions were made by the employees.

The plan assets as at December 31, 2014 consisted of €886.4 thousand individual insurance reserves, which benefit from a weighted average guaranteed interest rate of 3.0%, and €0.2 thousand reserves in collective financing funds.

Similar pension schemes apply to the Group entities in other countries. The amounts due by the Group’s continuing operations to these pension plans in 2014 were €1.5 million in total (2013: €1.3 million). The amounts due by the Group’s discontinued operations to these pension plans in 2013 were €3.0 million in total.

Defined benefit plans

The Group uses two defined benefit plans for France. The defined benefit plans are not supported by funds.

The Chemical and Pharmaceutical Industry’s collective bargaining agreements require that the French entity pays a retirement allowance depending on the seniority of the employees at the moment they retire. The benefit obligations for these retirement allowances amounted to €1,622.3 thousand for 2014 (2013: €1,207.2 thousand). This increase is mainly due to changed actuarial assumptions (decrease of discount rate from 3.00% to 1.75%).

Additionally, there are also seniority premiums paid in France. The provisions for these premiums amounted to €1,242.9 thousand in 2014 (2013: €981.8 thousand).

Total obligation included in the balance sheet related to the defined benefit plans amounts to €2,865.2 thousand for the year ended December 31, 2014 (2013: €2,189.0 thousand).

Actuarial gains and losses are recognized immediately on the balance sheet, with a charge or credit to other comprehensive income (OCI), in accordance with IAS 19R. They are not recycled subsequently. Actuarial losses of €266.6 thousand have been booked through other comprehensive income (OCI) at the end of 2014 (2013: €46.6 thousand of actuarial gains).

	Year ended December 31,
	2014	2013
	(Euro, in thousands)
Obligations included in the balance sheet:
Present value of funded defined benefit obligation	€2,865	€2,189
Fair value of plan assets	—	—
Shortage	2,865	2,189

Liability included in the balance sheet	€2,865	€2,189

	Year ended December 31,
	2014	2013
	(Euro, in thousands)
The present value of the gross obligation developed as follows:
Opening balance	€2,189	€2,035
Current service cost	228	228
Interest cost	65	60
Benefits paid	(48)	(51)
Actuarial gains (-) or losses due to experience adjustments	82	(89)
Actuarial losses due to experience adjustments related to new financial assumptions	347	—
Actuarial gains (-) or losses due to experience adjustments related to new demographic assumptions	3	5

Closing balance	€2,865	€2,189

	Year ended December 31,
	2014	2013
	(Euro, in thousands)
Amounts recognized in profit or loss for defined benefit plans are as follows:
Current service cost	€228	€228
Interest cost	65	60
Revaluations of net liability / net asset	165	(37)

Total expense	€457	€251

	Year ended December 31,
	2014	2013
	(Euro, in thousands)
Obligation included in the balance sheet reconciles as follows:
Opening balance	€2,189	€2,035
Total expense recognized in the income statement	457	251
Remeasurement on the net defined benefit liability	267	(47)
Benefits paid	(48)	(51)

Closing balance	€2,865	€2,189

	Year ended December 31,
	2014	2013
	(%)
The most important actuarial assumptions are:
Discount rate	1.75%	3.00%
Expected salary increase	2.25%	2.50%

		Year ended December 31, 2014
		Obligation (Euro, in thousands)
Sensitivity analysis on discount rate : effect on obligation:
Discount rate	1.25%	€3,068
Discount rate	1.50%	2,964
Discount rate	1.75%	2,865
Discount rate	2.00%	2,772
Discount rate	2.25%	€2,682

		Year ended December 31, 2013
		Obligation (Euro, in thousands)
Sensitivity analysis on discount rate : effect on obligation:
Discount rate	2.50%	€2,337
Discount rate	2.75%	2,261
Discount rate	3.00%	2,189
Discount rate	3.25%	2,120
Discount rate	3.50%	€2,055

21. Provisions

	Post-employment benefits (non-current)	Other provisions (non-current)	Restructuring provision (current)	Other provisions (current)	Total
	(Euro, in thousands)
On December 31, 2012	€10	€666	€176	€—	€852

Additional provisions	—	15	—	—	15
Provisions utilized amounts	—	(8)	(93)	—	(101)
Reversal of provisions	(2)	—	—	—	(2)
Translation differences	(1)	(12)	(3)	—	(16)

On December 31, 2013	7	660	81	—	747

Additional provisions	7	—	—	73	80
Provisions utilized amounts	—	(3)	(50)	—	(53)
Sale of the service division	—	(604)	—	—	(604)
Translation differences	—	4	1	—	5

On December 31, 2014	€14	€57	€32	€73	€176

The decrease in provisions in 2014 is mainly due to the sale of the service division (€0.6 million).

As of December 31, 2013, the non-current provision was mainly related to a dilapidation provision for facilities located in the U.K. of €0.6 million. The decrease of €0.1 million in the (current) restructuring provision in 2013 is related to utilized amounts related to the leased premises in Basel, Switzerland, which is credited to the income statement on line item Provisions within general and administrative expenses.

22. Finance lease liabilities

	Year ended December 31,			Year ended December 31,
	2014	2013	2012	2014	2013	2012
	(Euro, in thousands)
	Minimum lease payments			Present value of minimum lease payments
Amounts payable under finance lease
Within one year	€58	€238	€327	€52	€226	€240
In the second to fifth years inclusive	121	237	298	115	167	165
After five years	—	—	—	—	—	—

	€179	€475	€625	€167	€393	€405

Less future finance charges	12	82	220	—	—	—

Present value of lease obligation	€167	€393	€405	—	—	—

Less amount due for settlement within 12 months	—	—	—	52	226	240

Amount due for settlement after 12 months	—	—	—	€115	€167	€165

	Year ended December 31,			Year ended December 31,
	2014	2013	2012	2014	2013	2012
	(Euro, in thousands)
	Net book value			Acquisition cost
Leased assets:
Installation & machinery	€161	€384	€295	€295	€2,534	€2,247

Total leased assets	€161	€384	€295	€295	€2,534	€2,247

The Group leases certain of its installation and machinery under finance leases. For the year ended December 31, 2014, the average borrowing rate was 6.27% (2013: 6.17%; 2012: 8.29%). The interest rates were fixed at the date of the contracts. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The decrease in leased assets in 2014 is mainly related to a finance lease of lab equipment in the Belgian entity which ended in 2014.

The fair value of the Group’s lease obligations approximates their carrying value.

23. Tax liabilities

The below tables illustrate the tax liabilities related captions in the balance sheet for the year ended December 31, 2014, 2013 and 2012.

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Income tax payable	€2,582	€50	€3

Total tax liabilities	€2,582	€50	€3

The tax liabilities amounting to €2.6 million on December 31, 2014 are primarily related to the recognition of tax liabilities for one of our subsidiaries operating on a cost plus basis for the group for €2.1 million due to a change in estimates. In addition, taxes on gain on the sale of the service division are included in the tax liabilities for €0.4 million. The income tax expense in connection with the sale of the service division was only €0.4 million, since the gain is considered as a capital gain under Belgian tax law, which is subject to a tax rate of less than 1%.

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Taxes recognized in profit or loss:
Continuing operations:
Current tax	€(2,396)	€—	€150
Deferred tax	293	(676)	14

Total continuing operations	(2,103)	(676)	164

Discontinued operations:
Current tax	€(437)	€(165)	€—
Deferred tax	203	3,956	(733)

Total discontinued operations	(234)	3,791	(733)

Total taxes	€(2,337)	€3,115	€(569)

Corporation tax is calculated at 34% (2013: 34%)—which is the tax rate applied in Belgium—of the estimated assessable profit for the year. The applied tax rate for other territorial jurisdictions is the tax rate that is applicable in these respective territorial jurisdictions on the estimated taxable result of the accounting year.

	Year ended December 31,
	2014		2013		2012
	(Euro, in thousands)
The tax of the year can be reconciled to the accounting result as follows:
Loss before tax from continuing operations	€(35,201)		€(16,135)		€(7,599)
Income before tax from discontinued operations	70,748	%	4,941	%	2,446

Income/ loss (-) before tax	35,548	34	(11,194)	34	(5,152)

Income tax debit / credit (-), calculated using the Belgian statutory tax rate on the accounting income / loss (-) before tax (theoretical)	12,083		(3,805)		(1,751)

Tax expenses/income (-) in income statement (effective) from continuing operations	2,103		676		(164)
Tax expenses/ income (-) in income statement (effective) from discontinued operations	234		(3,791)		733

Tax expenses/income (-) in income statement (effective)	2,337		(3,115)		569

Difference in tax expense/ income to explain	€(9,746)		€690		€2,320

Effect of tax rates in other jurisdictions	€6		€(22)		€(325)
Effect of non taxable revenues	(41,249)		(6,817)		(4,520)
Effect of consolidation entry without tax impact	12,786		(388)		157
Effect of non tax deductible expenses	1,459		1,188		1,840
Effect of recognition of previous non recognized deferred tax assets	(293)		(3,595)		(14)
Effect of change in tax rates	(165)		(245)		(127)
Effect of tax losses (utilized) reversed	(1,549)		(499)		(1,496)
Effect from under or over provisions in prior periods	2,144		(89)		102
Effect of non recognition of deferred tax assets	17,688		10,821		8,508
Effect of R&D tax credit claims	(572)		(340)		(2,332)
Effect of derecognition of previously recognized deferred tax assets	—		676		527

Total explanations	€(9,746)		€690		€2,320

The main difference between the theoretical tax and the effective tax for the year 2014 is explained by the non-taxable revenues which primarily consist of the gain on sale of the service division, and by the unrecognized deferred tax assets on tax losses carried forward for which the Company conservatively assesses that it is not likely that these will be realized in the foreseeable future.

24. Trade and other payables

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Trade payables	€29,344	€29,365	€22,093
Other current liabilities	663	—	—
Other non-current liabilities	923	2,462	2,367
Accrued charges	585	3,858	2,893
Deferred income	27,026	78,979	83,608

Total trade and other payables	€58,541	€114,664	€110,962

Included in current liabilities	57,618	112,202	108,594
Included in non-current liabilities	923	2,462	2,367

Total trade and other payables	€58,541	€114,664	€110,962

The Group’s trade and other payables, amounting to €58.5 million as of December 31, 2014, decreased by €56.1 million compared to the €114.7 million reported as of December 31, 2013.

The trade payables amounting to €29.3 million as of December 31, 2014 remain stable compared to the €29.4 million at December 31, 2013.

The accrued charges show a decrease of €3.3 million compared to the ending balance on December 31, 2013 which can be fully explained by the sale of the service division.

Deferred income amounts to €27.0 million at December 31, 2014, which decreased by €52.0 million compared to December 31, 2013. This decrease can mainly be explained by revenues from non-refundable upfront payments recognized in the income statement for €45.8 million. For the year ended December 31, 2014, €15.0 million revenue was deferred for our filgotinib program for rheumatoid arthritis and Crohn’s disease with AbbVie, and €11.4 million was deferred for our CF program with AbbVie. The remainder, being €0.6 million, was mainly composed of discounting effects on non-current R&D incentives receivables and deferred revenues from grants.

25. Off-balance sheet arrangements

Contractual obligations and commitments

The Group entered into lease agreements for office and laboratories which qualify as operating leases. The Group also has certain purchase commitments with CRO subcontractors principally.

On December 31, 2014, the Group’s continuing operations had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(Euro, in thousands)
Operating lease obligations	€35,030	€3,759	€8,517	€5,931	€16,823
Purchase commitments	36,052	28,992	7,060	—	—

Total contractual obligations and commitments	€71,082	€32,751	€15,577	€5,931	€16,823

The purchase commitments for less than one year are mainly comprised of engagements related to clinical studies for €18.6 million, with these making up 64% of our total commitments. Other commitments relate to contracts with CROs and academics for chemistry work, biology work, batch production, and the like.

Contingent liabilities and assets

The French entity has signed a lease agreement in October 2013 for new office premises in the “Parc Biocitech” in Romainville, France (with effect from 1 February 2015) to replace the current premises in Romainville. The agreement is entered into for a 12-year period. The net rent amounts to €1.4 million on an annual basis. Galapagos NV, as the parent company, has issued a guarantee on first demand for €2 million to lessor of the building. Additionally a bank guarantee, amounting to €3 million, was issued for the rental of the new premises. These guarantees entered into force upon signature of the lease agreement and will expire on June 30, 2015 after the move into the new facilities.

On March 13, 2014, the Group announced the signing of a definitive agreement to sell the service division operations to Charles River Laboratories International, Inc. (the “Buyer”) for a total consideration of up to €134 million. Charles River agreed to pay Galapagos an immediate cash consideration of €129 million. Upon achievement of a revenue target 12 months after transaction closing, Galapagos will be eligible to receive an earn-out payment of €5 million. In addition, approximately 5% of the total price consideration, including price adjustments, is being held on an escrow account which will be released on June 30, 2015 if no claim has been introduced by the Buyer. Following the divestment, we remain a guarantor for a limited transitional period in respect of the lease obligations for certain U.K. premises amounting to £40 million future rent payments. The Buyer will fully indemnify Galapagos NV against all liabilities arising in connection with the lease obligation. We evaluated the risk to be remote. Finally, following common practice, Galapagos NV has given customary representations and warranties which are capped and limited in time.

In the course of 2008, a former director of one of our subsidiaries sued for wrongful termination and seeks damages of €1.1 million. The Company believes that the amount of damages claimed is unrealistically high. In 2014, the Court requested an external advisor to evaluate the exact amount of damages. This analysis is still ongoing. Considering the defense elements provided in favor of Galapagos and also the latest evolution in the Court, the Board and management evaluated the risk to be remote to possible, but not likely. Accordingly, it was decided not to record any provision in 2014 as the exposure is considered to be limited.

26. Revenue

The following table summarizes the revenues for the years ended December 31, 2014, 2013 and 2012.

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Recognition of non-refundable upfront payments	€45,838	€51,751	€38,194
Milestone payments	19,768	20,488	27,699
Other revenues	3,762	4,387	8,610

Total revenues	€69,368	€76,625	€74,504

Upfront payments predominantly relate to the Company’s collaboration agreements with AbbVie for RA, CD and CF.

Under the AbbVie RA and CD collaboration agreement, the Company received one-time, non-refundable, non-creditable upfront payments in the amount of $150 million (€111.6 million) in March 2012 and $20 million (€15.6 million) in connection with the first amendment to the collaboration agreement in May 2013. These amounts are recognized over the estimated period of the Company’s involvement. At inception and as of December 31, 2012, the period of involvement was estimated at 30 months starting in March 2012. As from April 2013 and as of December 31, 2013, the Company changed the estimate of its period of involvement to 34 months due to delays that occurred in clinical trials and changed its recognition of the remaining unrecognized upfront payments accordingly. As of June 30, 2014 and December 31, 2014, the Company changed the estimate of its period of involvement from 34 months to 39 months and 40 months, respectively, due to additional delays and changed its recognition of the remaining unrecognized upfront payments accordingly.

Under the AbbVie CF collaboration program, the Company received a one-time non-refundable, non-creditable upfront payment of $45.0 million (€34.0 million) in October 2013. Upfront revenue is recognized over the period of its involvement, which is estimated to last until the end of 2015.

For the year ended December 31, 2014, $10 million of milestones (€8.0 million) were recognized in relation with the Company’s CF Collaboration Agreement with AbbVie. Further milestone payments of €11.8 million in 2014 primarily related to partnered programs with Janssen Pharmaceutica, Servier and GSK. For the year ended December 31, 2013, €20.5 million of milestones primarily related to partnered programs with Janssen Pharmaceutica, Servier and GSK. For the year ended December 31, 2012, €27.7 million of milestones primarily related to partnered programs with Janssen Pharmaceutica, Servier, GSK and Roche.

27. Other income

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Grant income	€5,646	€5,054	€2,217
Other income	15,008	14,893	15,506

Total other income	€20,653	€19,947	€17,722

We received several grants to support various research programs from an agency of the Flemish government to support technological innovation in Flanders. These grants carry clauses which require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets.

28. Research and development expenditure

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Personnel costs	€(31,038)	€(29,385)	€(28,586)
Subcontracting	(54,293)	(44,760)	(25,393)
Disposables and lab fees and premises costs	(16,830)	(15,840)	(16,923)
Other operating expenses	(8,949)	(9,395)	(9,356)

Total research and development expenditure	€(111,110)	€(99,380)	€(80,259)

29. Staff costs

The following table illustrates the personnel costs of our continuing operations for the years 2014, 2013 and 2012.

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Wages and salaries	€(26,891)	€(26,260)	€(27,812)
Social security costs	(7,468)	(6,363)	(6,406)
Pension costs	(1,454)	(1,260)	(1,261)
Other personnel costs	(2,635)	(2,097)	(2,499)

Total personnel costs	€(38,447)	€(35,979)	€(37,979)

30. Remuneration of key management personnel

On December 31, 2014, the executive committee comprised four members: Mr. Onno van de Stolpe, Dr. Andre Hoekema, Dr. Piet Wigerinck and Mr. Bart Filius. In the course of 2014, two individuals ceased to be members of the executive committee: Mr. David Smith, with effect from April 1, 2014, and Mr. Guillaume Jetten, with effect from May 1, 2014. The remuneration package of the members of the executive committee who were in function in the course of 2014 comprises:

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands, except for the number of warrants)
Remuneration of key management personnel:
Short-term employee benefits (*)	€1,506	€2,450	€3,348
Post-employment benefits	184	135	123

Total benefits excluding warrants	€1,690	€2,585	€3,470

Number of warrants offered in the year	330,000	265,000	230,000

(*)	includes: salaries, employer social security contributions, other short term benefits

The above table includes the normal payments for compensation and benefits made to Mr. Smith and Mr. Jetten up to the respective date of cessation of their mandate as executive committee member. In addition, upon termination of his employment, Mr. Jetten received a total payment of €574.4 thousand.

The members of the executive committee provide their services for the Group on a full-time basis. Their remuneration includes all costs for the Group, including retirement contributions.

The 330,000 warrants offered in 2014 to the members of the executive committee were offered under Warrant Plan 2014, with the exception of the warrants offered to Mr. Filius (150,000 warrants), which were offered under Warrant Plan 2014 (B).

The retirement benefits to the members of the executive committee are part of the retirement benefit scheme to which all qualified personnel are entitled; the contributions are paid as a percentage of the gross annual salary.

The executive committee members, together with other senior managers, are eligible to receive bonuses under the Senior Management Bonus Scheme established in 2006. Pursuant to the rules of the Senior Management Bonus Scheme, 50% of the bonus is paid immediately around year-end and the payment of the remaining 50% is deferred for three years. The deferred 50% component is dependent on the Company’s share price change relative to the Next Biotech Index (which tracks the Company’s peers). The Company’s share price and Index at the start and end of the 3-year period is calculated by the average price over the preceding and last month of the 3-year period, respectively.

•	If the Company’s share price change is better than or equal to the change in the Next Biotech Index, the deferred bonus will be adjusted by the share price increase/decrease and paid out.

•	If the Company’s share price change is up to 10% worse than the change in the Next Biotech Index, 50% of the deferred bonus will be adjusted by the share price increase/decrease and paid out, and the remainder will be forfeited.

•	If the Company’s share price change is more than 10% worse than the change in the Next Biotech Index the deferred bonus will be forfeited.

To be entitled to any deferred payment under the bonus scheme, the beneficiary must still be in the Company’s employ.

The six members of the executive committee (including the CEO) who were in function in the course of 2014 were paid an aggregate amount of €1,151.6 thousand in remuneration and received an aggregate amount of €268.6 thousand in bonuses. The aggregate bonus amount was composed of 2 parts: (i) an aggregate bonus of €234 thousand, being 50% of the bonus for performance over 2014 (paid in early January 2015), with the other

50% being deferred for 3 years, (ii) an aggregate amount of €34.6 thousand as an exceptional special bonus granted to Mr. Smith in connection with his instrumental role in the divestment of the Group’s services division. No performance bonus was awarded for the year 2011, as three out of five of the corporate objectives for 2011 were not achieved. Therefore, no deferred part of the bonus for the year 2011 was paid out in 2014.

On December 31, 2013, the executive committee comprised five members: Mr. Onno van de Stolpe, Dr. Andre Hoekema, Dr. Piet Wigerinck, Mr. Guillaume Jetten and Mr. David Smith. In the course of 2013, one individual ceased to be a member of the executive committee: Dr. Chris Newton, with effect from August 26, 2013.

The above table includes the normal payments for compensation and benefits made to Dr. Newton until the date he ceased to be a member of the executive committee.

The 265,000 warrants offered in 2013 to the members of the executive committee were offered under Warrant Plan 2013, with the exception of the warrants offered to Mr. Smith (75,000 warrants), which were offered under Warrant Plan 2013 (B).

The five members of the executive committee (including the CEO) who were in function in the course of 2013 were paid an aggregate amount of €1,467.5 thousand in remunerations and received an aggregate amount of €841.9 thousand in bonuses. The aggregate bonus amount was composed of 2 parts: (i) an aggregate bonus of €377.9 thousand, being 50% of the bonus for performance over 2013 (paid in early January 2014), with the other 50% being deferred for 3 years; and (ii) an aggregate amount of €464.1 thousand paid in early January 2014 as the 50% deferred part of the bonus over 2010; this deferred part was established at the end of 2013 using a multiple of 1.205 of the deferred part of the 2010 bonus, as a result of the share price performance over the period 2010-2013.

Other components of the remuneration of the executive committee members included contributions to the Group’s pension and health insurance schemes, company cars and certain fringe benefits of non-material value.

Only the CEO is a member of both the executive committee and the board of directors. The CEO does not receive any special remuneration for his board membership, as this is part of his total remuneration package in his capacity as member of the executive committee.

No loans, quasi-loans or other guarantees were given to members of the board and of the executive committee.

Transactions with non-executive directors

In connection with the compensation of directors, the annual shareholders’ meeting of April 29, 2014 resolved to establish the total maximum amount of the annual remuneration for all directors together (excluding Dr. Parekh and the CEO) for the exercise of their mandate as a director of the company, on an aggregate basis, at €200 thousand (plus expenses). The same annual shareholders’ meeting granted a power of attorney to the board to determine the remuneration of the individual board members within the limits of said aggregate amount. Pursuant to this power of attorney, the board determined, upon recommendation of the nomination and remuneration committee, the allocation of the aggregate annual remuneration for directors as follows: (a) remuneration for non-executive directors who do not represent a shareholder (Dr. Van Barlingen and Mr. Rowe): €20 thousand; (b) remuneration for non-EU-based directors (who do not represent a shareholder) and/or for directors who actively and on a regular basis provide independent clinical, scientific and/or transactional advice to the board of directors (Dr. Cautreels, Dr. Sato and Ms. Bosley): €40 thousand; and (c) additional remuneration for the chairman of the audit committee (Dr. Cautreels): €5 thousand. The aforementioned levels of remuneration are a continuation of the fees as paid in previous years.

In 2014, a total amount of €145 thousand was paid to the independent directors as board fees (2013: €138 thousand) and €17 thousand as expenses (2013: €26 thousand).

In 2014 an aggregate amount of €20 thousand in board fees was paid to the directors who are not independent directors and who do not represent a shareholder (2013: €20 thousand) and €6 thousand as expenses (they did not claim reimbursement of expenses in 2013).

In case a director attends less than 75% of the meetings of the board of directors, the annual compensation set out above shall be reduced pro rata the absence score of such director. This rule did not require implementation in 2014 or 2013.

Directors who represent a shareholder on the board of directors will only receive reimbursement for the expenses they incur for attending meetings of the board of directors and no other compensation or fees for their board membership. There were no such directors in 2014 or 2013.

As of August 1, 2005, the chairman of the board, Dr. Parekh, receives an annual consulting fee of £50 thousand as compensation for his specific assignment to assist the Company in strategic positioning, financing and acquisitions, including, amongst others, the evaluation of several alternative corporate transactions, including potential company and compound acquisitions, as well as strategic alliance opportunities. Dr. Parekh does not receive other cash compensation from the company, except for cash reimbursement of incurred expenses.

In 2014, 11,340 warrants were granted to independent directors (2013: 16,320) and 7,920 warrants were granted to the other non-executive directors (2013: 7,920).

31. General and administrative expenses

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Personnel costs and directors fees	€(8,087)	€(7,156)	€(7,352)
Other operating expenses	(5,788)	(5,197)	(4,766)

Total general and administrative expenses	€(13,875)	€(12,353)	€(12,118)

32. Sales and marketing expenses

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Personnel costs	€(579)	€(994)	€(705)
Other operating expenses	€(412)	(470)	(580)

Total sales and marketing expenses	€(992)	€(1,464)	€(1,285)

33. Restructuring and integration costs

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Restructuring costs	€(669)	€(290)	€(2,505)
Loss on disposal of assets	—	—	€(1)

Total restructuring and integration costs	€(669)	€(290)	€(2,506)

34. Finance income and expenses

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Finance income:
Interest on bank deposit	€1,155	€1,179	€1,012
Effect of discounting long term R&D incentives receivables	920	409	—
Currency exchange gain	198	590	2,091
Other financial income	17	4	—

Total financial income	2,291	2,182	3,103

Finance expense:
Interest expenses	(110)	(156)	(150)
Impairment of goodwill	—	—	(593)
Currency exchange loss	(652)	(1,130)	(375)
Other financial charges	(105)	(116)	(58)

Total financial expense	(867)	(1,402)	(1,176)

Total finance income	€1,424	€780	€1,927

35. Tax expenses

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands)
Current tax	€(2,396)	€—	€150
Deferred tax	293	(676)	14

Total taxes	€(2,103)	€(676)	€164

36. Discontinued operations

The following table illustrates the results of our discontinued operations for the years 2014, 2013 and 2012.

	Year ended December 31,
	2014	2013	2012
	(Euro, in thousands, except share and per share data)
Service revenues	€17,502	€61,074	€61,765
Other income	669	1,902	—

Total revenues and other income	18,171	62,976	61,765

Services cost of sales	(11,283)	(41,297)	(42,595)
General and administrative expenses	(3,772)	(14,077)	(12,393)
Sales and marketing expenses	(255)	(948)	(849)
Restructuring and integration costs	(38)	(760)	—
Loss on divestment	—	—	(3,012)
Gain on sale of service division	67,508	—	—

Operating income	70,331	5,895	2,915

Finance income / expense (-)	417	(954)	(469)

Income before tax	70,748	4,941	2,446

Income taxes	(234)	3,791	(733)

Net income from discontinued operations	€70,514	€8,732	€1,714

Basic and diluted income per share from discontinued operations	€2.34	€0.30	€0.06

Weighted average number of shares (in ’000 shares)	30,108	28,787	26,545

The service division sold on April 1, 2014 was reported under discontinued operations.

Net income from discontinued operations amounting to €70.5 million in 2014 represents 3 months of activities and is mainly explained by the gain on the sale of the service division for €67.5 million.

Net income of € 8.7 million generated by discontinued operations for the year ended December 31, 2013 was mainly driven by the research and development incentives of €1.9 million reported in other income and €4.0 million of tax profit arising from previously unrecognized deferred tax assets.

In 2012 a loss of €3.0 million shown on the line “result on divestment” has been realized upon liquidation of 3 U.K. subsidiaries.

37. Warrant plans

Presented below is a summary of warrant plans activities for the reported periods. Various warrant plans were approved for the benefit of employees of the Group and directors and independent consultants of Galapagos NV. For warrant plans issued prior to 2011, the warrants offered to the employees and independent consultants vest according to the following schedule: 10% of the warrants vest on the date of the grant; an additional 10% vest at the first anniversary of the grant; an additional 20% vest at the second anniversary of the grant; an additional 20% vest at the third anniversary of the grant; and an additional 40% vest at the end of the third calendar year following the grant. The warrants granted under warrant plans created from 2011 onwards vest at the end of the third calendar year following the year of the grant, with no intermediate vesting. The warrants offered to directors vest over a period of 36 months at a rate of 1/36th per month. Warrants cannot be exercised before the end of the third calendar year following the year of the grant. Pursuant to a resolution adopted at the extraordinary general shareholders’ meeting held on May 23, 2011, a provision has been incorporated in the warrant plans, which provides that in the event of a change of control of our company, all outstanding warrants vest immediately and will be immediately exercisable.

After the reverse 4:1 share split approved by the shareholders’ meeting held on March 29, 2005, four warrants under Warrant Plan 2002 Belgium entitle the warrant holder to subscribe for one ordinary share. For the warrant plans created from 2005 onwards, one warrant entitles the warrant holder to subscribe for one ordinary share. In the summaries and tables below, the numbers of warrants issued under Warrant Plan 2002 Belgium are divided by four to avoid a mixture of rights.

The table below sets forth a summary of warrants outstanding and exercisable at December 31, 2014, per Warrant Plan:

Warrant plan	Allocation date	Expiry date	Exercise price (€)	Outstanding per January 1, 2014	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	Outstanding per December 31, 2014	Exercisable per December 31, 2014
2002 B	7/9/2004	7/8/2017	4	31,250	—	—	—	—	31,250	31,250
2002 B	1/31/2005	1/30/2017	6.76	47,500	—	2,500	—	—	45,000	45,000
2005	7/4/2005	7/3/2018	6.91	145,000	—	14,000	—	—	131,000	131,000
2005	11/23/2005	11/22/2018	8.35	32,500	—	—	—	—	32,500	32,500
2005	12/15/2005	12/14/2018	8.6	12,500	—	—	—	—	12,500	12,500
2005	11/22/2006	11/21/2019	8.65	1,050	—	525	—	—	525	525
2006 BNL	2/13/2006	2/12/2019	8.61	46,470	—	11,372	—	—	35,098	35,098
2006 BNL	11/22/2006	11/21/2019	8.65	6,000	—	6,000	—	—	0	0
2006 BNL	5/4/2007	5/3/2020	9.22	7,500	—	—	—	—	7,500	7,500
2006 BNL	6/28/2007	6/27/2020	8.65	735	—	—	—	—	735	735
2006 BNL	12/21/2007	12/20/2020	7.12	2,100	—	—	—	—	2,100	2,100
2006 UK	6/1/2006	5/31/2014	8.7	3,748	—	3,748	—	—	0	0
2006 UK	11/22/2006	11/21/2014	8.65	735	—	735	—	—	0	0
2006 UK	6/28/2007	6/27/2015	8.43	6,000	—	6,000	—	—	0	0
2007	6/28/2007	6/27/2015	8.65	108,126	—	—	—	—	108,126	108,126
2007	6/28/2007	6/27/2020	8.65	104,644	—	—	—	—	104,644	104,644
2007 RMV	10/25/2007	10/24/2020	8.65	50,400	—	1,050	—	—	49,350	49,350
2008	6/26/2008	6/25/2021	5.6	136,140	—	5,525	—	—	130,615	130,615
2009	4/1/2009	3/31/2017	5.87	278,500	—	120,250	—	—	158,250	158,250
2009 B	6/2/2009	6/1/2014	7.09	42,540	—	42,540	—	—	0	0
2009 B	6/2/2009	6/1/2017	7.09	75,000	—	75,000	—	—	0	0
2010	4/27/2010	4/26/2018	11.55	456,750	—	210,750	—	—	246,000	246,000
2010 B	4/27/2010	4/26/2015	11.55	190,108	—	5,088	—	—	185,020	185,020
2010 C	12/23/2010	4/26/2018	11.74	75,000	—	—	—	—	75,000	75,000
2011	5/23/2011	5/22/2019	9.95	536,500	—	—	54,000	—	482,500	—
2011 B	5/23/2011	5/22/2016	9.95	127,750	—	—	—	—	127,750	—
2012	9/3/2012	9/2/2020	14.19	435,490	—	—	60,000	—	375,490	—
2013	5/16/2013	5/15/2021	19.38	592,040	—	—	138,800	—	453,240	—
2013 B	9/18/2013	9/17/2021	15.18	75,000	—	—	—	—	75,000	—
2014	7/25/2014	7/24/2022	14.54	—	571,660	—	—	—	571,660	—
2014B	10/14/2014	10/13/2022	11.93	—	150,000	—	—	—	150,000	—

Total				3,627,076	721,660	505,083	252,800		3,590,853	1,355,213

	Warrants	Weighted average exercise price (€)
Outstanding on January 1, 2012	3,341,290	€8.70

Exercisable on December 31, 2011	949,683	—
Granted during the period	481,141	—
Forfeited during the year	(120,100)	—
Exercised during the period	(349,306)	—
Expired during the year	(5,315)	—

Outstanding on December 31, 2012	3,347,709	€9.51

Exercisable on December 31, 2012	844,181	—
Granted during the period	677,790	—
Forfeited during the year	(71,010)	—
Exercised during the period	(326,468)	—
Expired during the year	(945)	—

Outstanding on December 31, 2013	3,627,076	€11.50

Exercisable on December 31, 2013	1,138,438	—
Granted during the period	721,660	—
Forfeited during the year	(252,800)	—
Exercised during the period	(505,083)	—
Expired during the year	—	—

Outstanding on December 31, 2014	3,590,853	€12.06

Exercisable on December 31, 2014	1,355,213	—

The table below sets forth the inputs into the valuation of the warrants.

Belgian Plans	2014 14 Oct	2014 25 Jul	2013 29 Jul	2013 18 Sep	2012 3 Sep
Exercise price	€11.93	€14.54	€19.38	€15.18	€14.19
Current share price	€10.95	€14.38	€17.74	€14.87	€13.02
Fair value on the grant date	€4.35	€6.14	€7.75	€6.80	€5.91
Estimated volatility (%)	38.03	38.76	38.76	38.76	39.91
Time to expiration (years)	8	8	8	8	8
Risk free rate (%)	0.58	0.58	1.99	1.99	2.24
Expected dividends	None	None	None	None	None

The exercise price of the warrants is determined pursuant to the applicable provisions of the Belgian Companies Code.

The estimated volatility is calculated on the basis of the historical volatility of the share price over the expected life of the warrants, validated by reference to the volatility of a representative biotech index.

The time to expiration of the warrant is calculated as the estimated duration until exercise, taking into account the specific features of the plans.

Warrants expense of the Group in 2014 amounted to €2,952 thousand (2013: €2,742 thousand).

The following table provides an overview of the outstanding warrants per category of warrant holders at 31 December 2014.

	Year ended December 31,
	2014	2013	2012
	(in number of warrants)
Category:
Non-executive directors	199,070	192,350	180,710
Executive team	1,445,000	1,382,500	1,345,000
Other	1,946,783	2,052,226	1,821,999

Total warrants outstanding	3,590,853	3,627,076	3,347,709

The outstanding warrants at the end of the accounting period have an average exercise price of €12.06 (2013: €11.50) and a weighted average remaining expected life of 1,639 days (2013: 1,628 days).

38. Result per share

Basic result per share and diluted result per share are calculated by dividing the net result attributable to shareholders by the weighted average number of ordinary shares issued during the year:

	Year ended December 31,
	2014	2013	2012
Income/ loss per share:
Result for the purpose of basic income / loss (-) per share (thousands €)	€33,211	€(8,079)	€(5,721)
Number of shares (thousands):
Weighted average number of shares for the purpose of basic income / loss per share	30,108	28,787	26,545

Basic income / loss (-) per share (Euros)	€1.10	€(0.28)	€(0.22)

Result for the purpose of diluted income/ loss (-) per share (thousands €)	€33,211	€(8,079)	€(5,721)
Number of shares (thousands):
Weighted average number of shares for the purpose of diluted income / loss per share	30,108	28,787	26,545
Number of dilutive potential ordinary shares	—	—	—

Diluted income / loss (-) per share (Euros)	€1.10	€(0.28)	€(0.22)

As the Group’s continuing operations report a net loss for 2014, the outstanding warrants, as disclosed in note 37, have an anti-dilutive effect rather than a dilutive effect. Consequently, as previous years, basic and diluted loss per share is also the same for the year ended December 31, 2014.

39. Consolidated companies as of December 31, 2014

		Year ended December 31,
		2014		2013	2012
Name of the subsidiary	Country	% voting right Galapagos NV (directly or indirectly through subsidiaries)	Change in % voting right previous period (2014 vs 2013)	% voting right Galapagos NV (directly or indirectly through subsidiaries)	% voting right Galapagos NV (directly or indirectly through subsidiaries)
Continuing operations:
BioFocus DPI AG	Switzerland	100%		100%	100%
BioFocus DPI LLC	United States	100%		100%	100%
BioFocus, Inc.	United States	100%		100%	100%
Discovery Partners International GmbH	Germany	100%		100%	100%
Galapagos B.V.	The Netherlands	100%		100%	100%
Galapagos NV	Belgium	parent company		parent company	parent company
Fidelta d.o.o.	Croatia	100%		100%	100%
Galapagos SASU	France	100%		100%	100%
Inpharmatica Ltd.	United Kingdom	100%		100%	100%
Xenometrix, Inc.	United States	100%		100%	100%
Discontinued operations:*
Argenta Discovery 2009 Ltd.	United Kingdom	0%	(100%)	100%	100%
BioFocus DPI (Holdings) Ltd.	United Kingdom	0%	(100%)	100%	100%
BioFocus DPI Ltd.	United Kingdom	0%	(100%)	100%	100%
Cangenix Ltd.	United Kingdom	0%	(100%)	100%	100%

*	On April 1, 2014 these entities were sold to Charles River.

40. Company acquisitions and disposals

On April 1, 2014, the Group sold its service division—comprising all service operations of BioFocus and Argenta in the UK and The Netherlands—to Charles River Laboratories International, Inc. In particular, the Group disposed of following companies which were previously fully consolidated: BioFocus DPI (Holdings) Ltd. and BioFocus DPI Ltd. (Saffron Walden, UK), Argenta Discovery 2009 Ltd. (Harlow, UK) and its subsidiary Cangenix Ltd. (Canterbury, UK). In addition, also certain assets from Galapagos B.V. (Leiden, The Netherlands) have been acquired by Charles River Laboratories International, Inc.

The sale did not include our Basel subsidiary (BioFocus DPI AG). Previously, the service activities of our Basel subsidiary had been terminated during 2012. Since these activities did not qualify as a discontinued operation at the time and our Basel subsidiary was not part of the sale to Charles River, the service activities of this entity are presented as part of the Company’s continuing operation in 2012. During 2013 and 2014 there was no service activity as part of its continuing operations.

April 1, 2014
(Euro, in thousands)
Consideration received in cash and cash equivalents	€137,760
Correction on consideration still to settle	(650)

Total consideration	€137,111

April 1, 2014
(Euro, in thousands)
Cash	€6,115
Trade and other receivables	18,165

Current assets	24,280

Goodwill	39,246
Fixed assets	13,397
Deferred tax assets	4,588

Non-current assets	57,231

Trade payables	(2,569)
Other payables	(5,263)

Current liabilities	(7,831)

Provisions	(604)
Deferred tax liabilities	(1,996)
Other non-current liabilities	(549)

Non-current liabilities	(3,149)

Net assets disposed of	€70,531

April 1, 2014
(Euro, in thousands)
Total consideration	€137,111
Net assets disposed of	(70,531)
Effect from Cumulative Translation Adjustments reclassified from equity	1,787
Costs associated to sale	(858)

Gain on disposal	€67,508

The gain on the sale is included in the income from discontinued operations for the year ended December 31, 2014.

April 1, 2014
(Euro, in thousands)
Consideration received in cash and cash equivalents	€137,760
Less: cash and cash equivalent balances disposed	(6,115)

Total consideration received	131,645

Costs associated to sale	(858)

Cash in from disposal of subsidiaries, net of cash disposed	€130,787

On January 4, 2013 Galapagos acquired Cangenix Ltd. which is located in Canterbury, UK. Cangenix is a structure-based drug discovery company and has been added to the Argenta service offering. It was formed in 2011 by scientists from the Structural Biology and Biophysics group at Pfizer Sandwich, UK. Recognized as experts in the field, the Cangenix team brings over 70 years of combined experience in the application of protein crystallography and biophysical techniques to drug discovery. Cangenix contributed €1.3 million of revenues for the period between the date of acquisition and December 31, 2013. In the 9 months reference period prior to the date of acquisition, Cangenix reported €0.7 million of revenues. The consideration paid for Cangenix in the course of 2013 amounted to €1.2 million, including €0.1 million of cash and cash equivalents acquired. A deferred consideration of €0.5 million has been recognized on the balance sheet and is payable after two years upon achievement of certain conditions. The goodwill arising on the acquisition of Cangenix Ltd. amounts to €1.6 million.

January 4, 2013
(Euro, in thousands)
Condensed balance sheet Cangenix at acquisition date:
Fixed assets	€100
Work in progress	7
Debtors and prepayments	134
Cash	84

Total assets	325

Equity	207
Trade payables and advances received	67
Accrued charges and other liabilities	51

Total Equity and liabilities	325

Net assets	207
Goodwill	1,572

Total consideration	1,779

Deferred consideration	(543)

Cash consideration on acquisition	1,236

Cash and cash equivalents acquired	(84)

Cash consideration, net of cash acquired	€1,152

As part of the sale of our services division, Cangenix was sold on April 1, 2014 and presented under discontinued operations.

During 2012, the Company incurred a loss of €3 million related to the liquidation of certain dormant entities, as detailed below.

Year ended December 31, 2012
(Euro, in thousands)
Result on divestment:
CTA effect	€(2,384)
Reversal of goodwill	(620)

Net loss on divestment	€(3,004)

The net loss on divestment amounting to €3.0 million is disclosed in the results from discontinued operations.

41. Related parties

Intercompany transactions between Galapagos NV and its subsidiaries and among the subsidiaries have been eliminated in the consolidation and are not disclosed in this note.

Trading transactions

In 2014 and 2013, Galapagos NV and its affiliates had no trading transactions with parties that are considered as related parties as defined in IAS24.

Potential conflicts of interest between the Company and its directors

Pursuant to a power of attorney granted by the shareholders’ meeting held on April 29, 2014, the board of directors, upon recommendation of the nomination and remuneration committee, allocated the aggregate annual remuneration for all directors (other than Dr. Parekh and the CEO) for the exercise of their mandate as a director of the Company in 2014, amounting in total to maximum €200 thousand (plus expenses) as follows: (a) remuneration for non-executive directors who do not represent a shareholder (Dr. Van Barlingen and Mr. Rowe): €20 thousand; (b) remuneration for non-EU-based directors (who do not represent a shareholder) and/or for directors who actively and on a regular basis provide independent clinical, scientific and/or transactional advice to the board of directors (Dr. Cautreels, Dr. Sato and Ms. Bosley): €40 thousand; and (c) additional remuneration for the chairman of the audit committee (Dr. Cautreels): €5 thousand. The aforementioned amounts are identical to the remuneration of the board members for the exercise of their mandate during the previous years. Dr. Parekh, the chairman of the board, is compensated through a consultancy agreement only.

There are no loans between Galapagos NV and the members of its board of directors or its executive committee. In 2014 (as in 2013), there were no arrangements or understandings with major shareholders pursuant to which a representative of such shareholder became a board member or executive committee member of the Company.

In 2014, a total of 119,260 warrants were issued to the directors, of which 100,000 for the CEO; these warrants were issued by the board of directors within the framework of the authorized capital, in accordance with the resolution of the shareholders’ meeting of April 29, 2014. In 2013, the total number of warrants issued to directors was 124,240 (of which 100,000 for the CEO); these warrants were issued by the board of directors within the framework of the authorized capital, in accordance with the resolution of the shareholders’ meeting of April 30, 2013.

42. Auditor’s remuneration

The auditor’s fees for carrying out his mandate on the level of the Group headed by Galapagos NV amounted to €80.0 thousand in 2014 (2013: €94.4 thousand). The fees for audit related services executed by the auditor, in particular other assurance engagements, amounted to €117.3 thousand in 2014 (2013: €20.9 thousand). Fees for persons related to the auditor for carrying out an auditor’s mandate on the level of the group headed by Galapagos NV amounted to €40.8 thousand in 2014 (2013: €105.7 thousand). The fees paid in 2014 for non-audit services executed in this Group by persons related to the auditor for tax and advisory services amounted €9.8 thousand (2013: €22.5 thousand). The audit committee and the board of directors are of the opinion that these non-audit services do not affect the independence of the auditor in the performance of his audit. The abovementioned additional fees were approved by the audit committee.

43. Events after balance sheet date

On March 12, 2015, Janssen Pharmaceutica and the Company terminated their research alliance and option agreements to develop and commercialize compounds for the treatment of inflammation initially focusing on RA. All rights to the candidate drugs developed under these agreements are returned to Galapagos.

Through and including                     , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade ADSs or ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under Belgian law, the directors of a company may be liable for damages to the company in case of improper performance of their duties. Our directors may be liable to our company and to third parties for infringement of our articles of association or Belgian company law. Under certain circumstances, directors may be criminally liable.

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act of 1933, as amended.

Certain of our non-executive directors may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of our board of directors.

In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify, under certain conditions, us, the members of our board of directors and persons who control our company within the meaning of the Securities Act against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding share capital issued and warrants granted by us since January 1, 2012. Some of the transactions described below involved directors, officers and 5% shareholders and are more fully described under the sections of the prospectus titled “Related-Party Transactions,” “History of Securities Issuances” and “Compensation of Directors and Members of Executive Committee.”

Issuances of Shares

•	On April 5, 2012, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007, Warrant Plan 2007 RMV and Warrant Plan 2008. The exercise resulted in a share capital increase of €740,589.74 (plus €359,072.53 in issuance premium) and the issuance of 137,414 new ordinary shares.

•	On June 29, 2012, warrants were exercised at various exercise prices under Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007, Warrant Plan 2007 RMV and Warrant Plan 2008. The exercise resulted in a share capital increase of €101,161.59 (plus €59,091.48 in issuance premium) and the issuance of 18,699 new ordinary shares.

•	On September 14, 2012, warrants were exercised at various exercise prices under Warrant Plan 2005, Warrant Plan 2006 UK, Warrant Plan 2007 RMV and Warrant Plan 2008. The exercise resulted in a share capital increase of €116,688.29 (plus €28,133.01 in issuance premium) and the issuance of 21,569 new ordinary shares.

•	On December 17, 2012, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007, Warrant Plan 2007 RMV and Warrant Plan 2008. The exercise resulted in a share capital increase of €928,485.84 (plus €408,400.79 in issuance premium) and the issuance of 171,624 new ordinary shares.

•	On December 31, 2012, our share capital amounted to € 144,815,588.27, represented by 26,770,747 shares. All shares were issued, fully paid up and of the same class.

•	On April 5, 2013, warrants were exercised at various exercise prices under Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007, Warrant Plan 2008, Warrant Plan 2008 (B), Warrant Plan 2009 and Warrant Plan 2009 (B). The exercise resulted in a share capital increase of €1,068,913.21 (plus €113,013.18 in issuance premium) and the issuance of 197,581 new ordinary shares.

•	On April 29, 2013, within the framework of the authorized capital and with cancellation of the preferential subscription rights, our board of directors decided to increase our share capital by €14,589,855.71 (plus €39,346,764.29 in issuance premium) by means of a private placement with institutional investors, resulting in the issuance of 2,696,831 new ordinary shares.

•	On July 1, 2013, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 UK, Warrant Plan 2007 RMV, Warrant Plan 2008, Warrant Plan 2009 and Warrant Plan 2009 (B). The exercise resulted in a share capital increase of €487,673.63 (plus €96,526.77 in issuance premium) and the issuance of 90,143 new ordinary shares.

•	On October 21, 2013, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 UK, Warrant Plan 2008, Warrant Plan 2009 and Warrant Plan 2009 (B). The exercise resulted in a share capital increase of €193,239.79 (plus €49,634.41 in issuance premium) and the issuance of 35,719 new ordinary shares.

•	On December 6, 2013, warrants were exercised at various exercise prices under Warrant Plan 2007 RMV and Warrant Plan 2009. The exercise resulted in a share capital increase of €16,365.25 (plus €2,851.00 in issuance premium) and the issuance of 3,025 new ordinary shares.

•	On December 31, 2013, our share capital amounted to €161,171,635.86, represented by 29,794,046 shares. All shares were issued, fully paid up and of the same class.

•	On April 10, 2014, warrants were exercised at various exercise prices under Warrant Plan 2002 Belgium, Warrant Plan 2005, Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007 RMV, Warrant Plan 2009, Warrant Plan 2009 (B), Warrant Plan 2010 and Warrant Plan 2010 (B). The exercise resulted in a share capital increase of €1,648,919.31 (plus €732,291.00 in issuance premium) and the issuance of 304,791 new ordinary shares.

•	On July 4, 2014, warrants were exercised at various exercise prices under Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK, Warrant Plan 2007 RMV, Warrant Plan 2008, Warrant Plan 2009, Warrant Plan 2010 and Warrant Plan 2010 (B). The exercise resulted in a share capital increase of €981,952.87 (plus €880,348.67 in issuance premium) and the issuance of 181,507 new ordinary shares.

•	On September 25, 2014, warrants were exercised at various exercise prices under Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2006 UK and Warrant Plan 2010. The exercise resulted in a share capital increase of €66,326.60 (plus €63,677.32 in issuance premium) and the issuance of 12,260 new ordinary shares.

•	On December 9, 2014, warrants were exercised at various exercise prices under Warrant Plan 2005 and Warrant Plan 2006 Belgium/The Netherlands. The exercise resulted in a share capital increase of €35,300.25 (plus €20,901.00 in issuance premium) and the issuance of 6,525 new ordinary shares.

•	On March 26, 2015, warrants were exercised at various exercise prices under Warrant Plan 2005, Warrant Plan 2006 Belgium/The Netherlands, Warrant Plan 2007, Warrant Plan 2007 RMV, Warrant Plan 2008, Warrant Plan 2009, Warrant Plan 2010, Warrant Plan 2010 (B), Warrant Plan 2011 and Warrant Plan 2011 (B). The exercise resulted in a share capital increase of €3,092,074.68 (plus €2,726,958.80 in issuance premium) and the issuance of 571,548 new ordinary shares.

The offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(a)(2) or (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Issuances Under Our Warrant Plans

Since January 1, 2012, we granted to employees, consultants and non-executive directors, pursuant to our warrant plans and as a reward for services rendered or to be rendered, warrants to acquire an aggregate of 1,880,590 ordinary shares with exercise prices ranging from €11.93 to €19.38 per share. Since January 1, 2012, an aggregate of 1,752,405 ordinary shares were issued upon the exercise of warrants issued under our warrant plans, at exercise prices ranging from €4.00 to €11.55 per share, for aggregate proceeds of €15,018,591.01. Since January 1, 2012, an aggregate of 445,170 warrants issued under our warrant plans were cancelled.

The offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (c) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedules.

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mechelen, Belgium, on May 5, 2015.

GALAPAGOS NV

By:	/s/ Onno van de Stolpe
Name: Onno van de Stolpe
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on May 5, 2015.

	Signature	Title

	/s/ Onno van de Stolpe Onno van de Stolpe	Chief Executive Officer and Director (Principal Executive Officer)

	/s/ Bart Filius Bart Filius, MBA	Chief Financial Officer (Principal Financial and Accounting Officer)

	* Rajesh Parekh, MA, DPhil	Chairman of the Board

	* Harrold van Barlingen, Ph.D.	Director

	* Werner Cautreels, Ph.D.	Director

	* Howard Rowe, JD	Director

	* Katrine Bosley	Director

Puglisi & Associates

By:	* Name: Donald J. Puglisi	Authorized Representative in the United States
Title: Managing Director

*By:	/s/ Onno van de Stolpe Onno van de Stolpe	Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1**	Form of Underwriting Agreement

3.1**	Articles of Association (English translation), as amended

4.1**	Form of Deposit Agreement

4.2**	Form of American Depositary Receipt (included in Exhibit 4.1)

5.1	Opinion of NautaDutilh

8.1	Tax Opinion of NautaDutilh

10.1**	Lease dated June 30, 1999 between the registrant and Innotech N.V., as amended (English translation)

10.2	Intentionally omitted

10.3†**	Warrant Plans (English translation)

10.4#	Collaboration Agreement dated February 28, 2012 between the registrant and Abbott Hospitals Limited, as amended

10.5#	Collaboration Agreement dated September 23, 2013 between the registrant and AbbVie S.à.r.l.

10.6†**	Employment and Management Agreements between Onno van de Stolpe and the registrant and its affiliates (English translation)

10.7##**	Sale & Purchase Agreement dated March 13, 2014 between the registrant and Charles River Laboratories Holding Limited, as amended

21.1**	List of Subsidiaries of the registrant

23.1	Consent of Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA

23.2	Consent of NautaDutilh (included in Exhibits 5.1 and 8.1)

24.1**	Power of Attorney (included on signature page to the original filing of this Registration Statement on Form F-1)

*	To be filed by amendment.
**	Previously filed.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the registration statement and filed separately with the United States Securities and Exchange Commission.
##	Certain exhibits and schedules to these agreements have been omitted from the registration statement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any of the exhibits and schedules to the Securities and Exchange Commission upon request.